Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178716
PROSPECTUS

NORTEK, INC.

OFFER TO EXCHANGE

$500,000,000 aggregate principal amount of its 8.5% Senior Notes due 2021, the issuance of which has been registered under the Securities Act of 1933, as amended, for
all of its outstanding 8.5% Senior Notes due 2021

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our new 8.5% Senior Notes due 2021 (the “exchange notes”) for all of our outstanding 8.5% Senior Notes due 2021 (the “outstanding notes” and collectively with the exchange notes, the “notes”). We are also offering the subsidiary guarantees of the exchange notes, which are described in this prospectus. The terms of the exchange notes are substantially identical to the terms of the outstanding notes except that the issuance of the exchange notes has been registered pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). We will pay interest on the notes on April 15 and October 15 of each year. The notes will mature on April 15, 2021.

The principal features of the exchange offer are as follows:

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on January 31, 2012, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold except in a transaction registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

You should consider carefully the risk factors beginning on page 14 of this prospectus before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or the exchange offer that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are offering to exchange the outstanding notes for the exchange notes only in places where the exchange offer is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

The date of this prospectus is December 30, 2011.

This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Written or oral requests should be directed to Kevin W. Donnelly, Esq., Senior Vice President, General Counsel and Secretary, Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903-2360. Our telephone number is (401) 751-1600. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, you must request this information prior to January 23, 2012, in order to receive the information prior to the expiration of the exchange offer.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We and the guarantors have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the exchange notes, we refer you to the registration statement. We are subject to the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and prior to November 14, 2011 had been subject to the informational requirements of the Exchange Act. In accordance therewith, we file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information about the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov). In addition, you may obtain these materials on the Company’s website (http://www.nortek-inc.com). The contents of our website have not been, and shall not be deemed to be incorporated by reference into this registration statement.

Under the terms of the indenture relating to the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and holders of the notes the information specified therein in the manner specified therein. See “Description of Exchange Notes.”

COMPARABILITY OF CONSOLIDATED FINANCIAL STATEMENTS

On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”). In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification (“ASC”) 852, Reorganization (“ASC 852”). The Company selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to the Company’s financial condition or results of operations for the periods presented. Under fresh-start reporting, a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values. As a result of the application of fresh-start accounting on December 19, 2009, and in accordance with ASC 852, our post-emergence financial results (for all periods ending after December 19, 2009) are presented as the “Successor” and our pre-emergence financial results (for all periods ending through December 19, 2009) are presented as the “Predecessor.” Financial statements prepared under accounting principles generally accepted in the United States (“GAAP”) do not straddle the Effective Date because in effect the Successor represents a new entity. Accordingly, the consolidated financial statements for the Company subsequent to emergence from Chapter 11 are not comparable to the consolidated financial statements for the Company prior to emergence from Chapter 11.

NON-GAAP FINANCIAL MEASURES

Consolidated Cash Flow (“CCF”), Earnings Before Interest, Taxes, Depreciation and Amortization, less Gain on Reorganization Items, plus loss from debt retirement (“EBITDA”), Adjusted Consolidated Cash Flow (“ACCF”) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, less Gain on Reorganization Items (“Adjusted EBITDA”) as presented or incorporated by reference in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP.

We define “CCF” and “EBITDA” as net earnings (loss) before interest, income taxes, depreciation, amortization, loss from debt retirement and the effects of our emergence from bankruptcy as a reorganized company on December 17, 2009, pursuant to prepackaged plans of reorganization, including the effects of fresh-start accounting. We define ACCF and “Adjusted EBITDA” as CCF and EBITDA, respectively, in each case further adjusted to exclude certain cash and non-cash, non-recurring items and to include the pro forma effect of acquisitions as if each acquisition had occurred on the first day of the four-quarter reference period. We caution investors that amounts presented in accordance with our definitions of CCF, EBITDA, ACCF and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate CCF, EBITDA, ACCF or Adjusted EBITDA in the same manner. We present CCF and EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We present ACCF and Adjusted EBITDA as further supplemental measures of our performance. CCF, EBITDA, ACCF and Adjusted EBITDA have several limitations that are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Consolidated Cash Flow and Adjusted Consolidated Cash Flow” included elsewhere herein, where we also include a quantitative reconciliation of CCF, EBITDA, ACCF and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which we believe is net earnings (loss) from continuing operations.

The SEC has adopted rules to regulate the use in filings with the SEC and public disclosures and press releases of non-GAAP financial measures, such as CCF, EBITDA, ACCF and Adjusted EBITDA, that are derived on the basis of methodologies other than in accordance with GAAP. The non-GAAP financial measures presented in this prospectus may not comply with these rules. For more information on CCF and ACCF, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Consolidated Cash Flow and Adjusted Consolidated Cash Flow.”

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

These forward-looking statements include statements relating to our anticipated financial performance and business prospects and/or statements preceded by, followed by or that include the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “could,” “plans,” “seeks” and similar expressions. These forward-looking statements speak only as of the date stated and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although we believe that the expectations reflected in these forward-

looking statements are reasonable, these expectations may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control, that could cause actual results to differ materially from those suggested by the forward-looking statements, including, without limitation:

•	our substantial indebtedness and lease obligations and potential additional future indebtedness,

•	restrictions in our debt agreements that limit our flexibility in operating our business,

•	our ability to generate cash to service our indebtedness,

•	interest rate risk relating to our variable rate indebtedness,

•	global economic conditions,

•	the levels of residential and non-residential remodeling, replacement and construction activity,

•	the availability and cost of certain raw materials (including, among others, steel, motors, compressors, copper, packaging material, aluminum, plastics, glass and various chemicals and paints) and purchased components,

•	increased freight costs,

•	weather fluctuations,

•	our ability to acquire and successfully integrate businesses into our operations,

•	competitive market conditions,

•	foreign currency fluctuations,

•	consumer spending levels,

•	exposure to foreign economies,

•	a decline in our relations with key distributors and dealers, loss of major customers or failures or delays in collecting payments from major customers,

•	varying international business practices,

•	labor disruptions or cost increases,

•	the impact of certain environmental, health and safety laws and regulations,

•	product and warranty liability claims and product recalls or reworks,

•	our ability to retain key personnel and other qualified team members,

•	our ability to protect our intellectual property rights,

•	the impact of our adoption of fresh-start accounting, and

•	other factors as set forth in this prospectus, particularly under the heading “Risk Factors.”

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. We encourage you to read those descriptions carefully. We caution investors not to place substantial reliance on the forward-looking statements contained in this prospectus. These statements, like all statements in this prospectus, speak only as of the date of this prospectus (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on good faith estimates by our management, which are derived from their review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

TRADEMARKS AND SERVICE MARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. We will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.

v

SUMMARY

This summary contains basic information about us and the exchange offer. Because it is a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before participating in the exchange offer. Except as otherwise required by the context, in this prospectus, “the Company,” “we,” “us” and “our” refer to Nortek, Inc. and its subsidiaries, and the “Issuer” or “Nortek” refers to Nortek, Inc., exclusive of its subsidiaries.

General

Nortek was founded in 1967 and is headquartered in Providence, Rhode Island. The Company is incorporated in the State of Delaware.

We are a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

For the nine months ended October 1, 2011 and fiscal year ended December 31, 2010, we generated net sales of $1,605.3 million and $1,899.3 million, respectively, operating earnings of $36.7 million and $70.6 million, respectively, and Adjusted EBITDA of $143.6 and $209.1 million, respectively.

The Company’s Business Segments

Residential Ventilation Products Segment

Our RVP segment primarily manufactures and distributes room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, residential new construction market and do-it-yourself (“DIY”) market. The principal products of the segment, which are sold under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others, are:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.

Based on internal research and industry knowledge, we believe that we are one of the world’s largest suppliers of residential range hoods and exhaust fans, and are the largest supplier of these products in North America, in each case, based on revenues. We also believe, based on internal research and industry knowledge, that we are one of the leading suppliers in Europe of luxury “Eurostyle” range hoods based on revenues. Our kitchen range hoods expel grease, smoke, moisture and odors from the cooking area and are offered under an array of price points and styles from economy to upscale models. The exhaust fans we offer are primarily used in bathrooms to remove humidity and odors and include combination units, which may have lights, heaters or both. Our range hood and exhaust fan products are differentiated on the basis of air movement as measured in cubic feet per minute and sound output as measured in sones. The Home Ventilating Institute in the United States certifies our range hood and exhaust fan products, as well as our indoor air quality products.

Our sales of kitchen range hoods and exhaust fans accounted for approximately 14.1% and 10.3%, respectively, of consolidated net sales in 2010, 14.2% and 10.3%, respectively, of consolidated net sales in 2009 and approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008.

We believe we are one of the largest suppliers in North America of indoor air quality products, which include air exchangers, as well as heat or energy recovery ventilators (HRVs or ERVs, respectively) that provide whole house ventilation, based on revenues. These systems bring in fresh air from the outdoors while exhausting stale air from the home. Both HRVs and ERVs moderate the temperature of the fresh air by transferring heat from one air stream to the other. In addition, ERVs also modify the humidity content of the fresh air. We also sell powered attic ventilators, which alleviate heat built up in attic areas and reduce deterioration of roof structures.

Since the late 1970s, homes have been built more airtight and insulated in order to increase energy efficiency. According to published studies, this trend correlates with an increased incidence of respiratory problems such as asthma and allergies in individuals. In addition, excess moisture, which may be trapped in a home, has the potential to cause significant deterioration to the structure and interiors of the home. Proper intermittent ventilation in high concentration areas, such as kitchens and baths, as well as whole house ventilation help to mitigate these problems.

We sell other products in this segment, including, among others, door chimes, medicine cabinets, trash compactors, ceiling fans and central vacuum systems, by leveraging our strong brand names and distribution network.

We sell the products in our RVP segment to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and private label customers under the Broan®, NuTone®,Venmar®,Best® and Zephyr® brand names, among others. Private label customers accounted for approximately 17.4% of the net sales of this segment in 2010.

A key component of our operating strategy for this segment is the introduction of new products and innovations, which capitalize on the strong brand names and the extensive distribution system of the segment’s businesses. New product development efforts are focused on improving the style, performance, cost, and energy efficiency of the products. In this segment, we have recently introduced a line of upscale range hoods encompassing the latest in style and functionality. Also offered in this segment is a full line of EnergyStar® compliant ventilation fans including heavy-duty models ideal for light commercial installations and offices, recessed fan/lights, as well as 35 different models in the Ultra Silenttm Series. We believe that the variety of product offerings and new product introductions help us to maintain and improve our market position for our principal products. At the same time, we believe that our status as a low-cost producer provides the segment with a competitive advantage.

Our primary residential ventilation products compete with many products supplied by domestic and international companies in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of residential ventilation products, some of our competitors have greater financial and marketing resources than this segment of our business.

Product manufacturing in the RVP segment generally consists of fabrication from coil and sheet steel and formed metal utilizing stamping, pressing and welding methods, assembly with components and subassemblies purchased from outside sources (principally motors, fan blades, heating elements, wiring harnesses, controlling devices, glass, mirrors, lighting fixtures, polyethylene components and electronic components) and painting, finishing and packaging.

Over the past several years, we have moved the production of certain of our product lines from facilities in the U.S., Canada and Italy to regions with lower labor costs, such as China, Poland and Mexico. In addition to these moves, in 2008, we consolidated the production of medicine cabinets from our facilities in Los Angeles, California and Union, Illinois to our facility in Cleburne, Texas, which was previously used to manufacture range hoods.

This segment’s primary products compete globally with products supplied by many domestic and international suppliers in various markets. In the range hood market, this segment’s primary global competitors are Elica Group, Faber S.p.A. and Cata Electrodomesticas S.L.

Our RVP segment had 12 manufacturing plants and employed approximately 2,600 full-time people as of October 1, 2011, of which approximately 200 are covered by collective bargaining agreements which expire in 2011 and approximately 100 are covered by collective bargaining agreements which expire in 2013. We believe that our relationships with the employees in this segment are satisfactory.

Technology Products Segment

Our TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment are:

•	audio/video distribution and control equipment,

•	security and access control products, and

•	digital display mounting and mobility products.

The segment’s audio/video distribution and control equipment products include whole-house audio/video systems, video signal transmission and conversion devices, home integration systems as well as certain accessories often used with these systems such as structured wiring, power conditioners and surge protectors. Whole-house audio/video systems include multi-room/multisource controllers and amplifiers, home theater receivers, intercom systems, speakers, and control devices such as keypads, remote controls and volume controls. The segment’s speakers are primarily built-in (in-wall or in-ceiling) and are primarily used in multi-room or home theater applications. These products are sold under the Niles®, Elan®, ATONtm, SpeakerCraft®, Proficient Audio Systems®, Sunfire®, and Xantech® brand names, among others. The segment’s video signal transmission and conversion devices allow conversion of video signals into various formats as well as the transmission of video signals to multiple display screens. In addition to residential home theater applications, these products are often used in non-residential applications such as retail outlets, airports and casinos and are sold under the Magentatm and Gefen® brand names. The segment’s home integration systems include software and hardware that facilitate the control of third-party residential subsystems such as home theater, whole-house audio, climate control, lighting, security and irrigation. These products are sold under the Home Logic® and Elan g!® brand names. A specific application for lighting control is sold by the segment under the LiteTouch® brand name. Other products in this segment include power conditioners and surge protectors sold under the Panamax® and Furman® brand names and structured wiring products sold under the OpenHouse® and Channel Plus® brand names.

The segment’s security and access control products include residential and certain commercial intrusion protection systems, components for closed circuit television systems (camera housings), garage and gate operators and devices to gain entry to buildings and gated properties such as radio transmitters, wireless window and door contacts, control panels, keypads and telephone entry systems. These products are sold under the Linear®, SecureWireless, GTO/PRO®, Mighty Mule®, OSCO®, Aigis®, AllStar®, IEI®, Luxor and certain private label brand names, as well as Westinghouse®, which is licensed.

The segment’s digital display mounting and mobility products primarily are designed with ergonomic features and include wall mounts, desk mounts, arms, carts, workstations and stands that attach to a variety of display devices such as computer monitors, notebook computers and flat panel displays. These products are sold under the Ergotron® and OmniMount® brand names as well as certain original equipment manufacturer brand names in the personal computer industry.

We sell the products in our TECH segment to distributors, professional installers, electronics retailers and original equipment manufacturers. Sales in this segment are primarily driven by replacement applications, new installations in existing properties and purchases of high-priced audio/video equipment such as flat panel televisions and displays and to a lesser extent new construction activity. Sales of digital display mounting and mobility products are primarily driven by personal computer and I.T. spending, as well as from the sale of other products for which a mounting solution is needed. In addition, a portion of the sales in this segment is driven by sales to customers in the non-residential market.

The segment offers a broad array of products under widely-recognized brand names with various features and price points, which we believe allows it to expand its distribution in the professional installation and retail markets. Another key component of our operating strategy is the introduction of new products and innovations, which capitalize on our well-known brand names and strong customer relationships.

The segment’s primary products compete with products supplied by many domestic and international suppliers in various markets. The segment competes with several portfolio companies of Duchossois Industries, Inc., including Chamberlain Corporation, Milestone AV Technologies and AMX LLC. The segment also competes with Crestron Electronics, Inc., among others. The segment competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of home technology products, some of our competitors have greater financial and marketing resources than this segment of our business. In addition, certain products are sourced from low cost Asian suppliers based on our specifications. We believe that our Asian sourcing provides us with a competitive cost advantage.

In this segment, we have several administrative and distribution facilities in the United States and a significant amount of our products are manufactured at our facilities located in China. Our TECH segment had 11 manufacturing plants and employed approximately 3,600 full-time people as of October 1, 2011. We believe that our relationships with the employees in this segment are satisfactory.

Residential Air Conditioning and Heating Products Segment

Our R-HVAC segment principally manufactures and sells split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment, accessories and parts for the residential and certain commercial markets. For site-built homes and certain commercial structures, the segment markets its products under the licensed brand names Frigidaire®, Tappan®, Philco®, Kelvinator®, Gibson®, Westinghouse® and Maytag®. The segment also supplies products to certain of its customers under the Broan®, NuTone®, Mammoth® and several private label brand names. Within the residential market, we are one of the largest suppliers of HVAC products for manufactured homes in the United States and Canada. In the manufactured housing market, the segment markets its products under the Intertherm® and Miller® brand names.

Demand for replacing and modernizing existing equipment, the level of housing starts and manufactured housing shipments are the principal factors that affect the market for the segment’s residential HVAC products. We anticipate that the demand by the replacement market will continue to exceed the demand for products by the new installation market as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives. The demand for residential cooling products is also affected by spring and summer temperatures, although the seasonal effects are less dramatic than those experienced in the window air conditioning market which we do not sell into. We believe that our ability to offer both heating and cooling products helps offset the effects of seasonality on this segment’s sales.

The segment sells its manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners. The majority of sales to builders of manufactured housing consist of furnaces designed and engineered to meet or exceed certain standards mandated by the U.S. Department of Housing and Urban Development, or HUD, and other federal agencies. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps and replacement furnaces. We believe that we have one major competitor in the manufactured housing furnace market, York by Johnson Controls, which markets its products primarily under the “Coleman” name. The segment competes with most major industry manufacturers in the manufactured housing air conditioning market.

The segment sells residential HVAC products for use in site-built homes through independently owned distributors who sell to HVAC contractors. The site-built residential HVAC market is very competitive. In this market, the segment competes with, among others, Carrier Corporation (a subsidiary of United Technologies Corporation), Rheem Manufacturing Company, Lennox Industries, Inc., Trane, Inc. (a subsidiary of Ingersoll-Rand Company), York by Johnson Controls and Goodman Global, Inc. During 2010, we estimate that approximately 54% of this segment’s sales of residential HVAC products were attributable to the replacement market, which tends to be less cyclical than the new construction market.

In addition, the segment sells residential HVAC products outside of North America, with sales concentrated primarily in Latin America and the Middle East. International sales consist of not only the segment’s manufactured products, but also products manufactured to specification by outside sources. The products are sold under the Westinghouse® licensed brand name, the segment’s own Miller® brand name, as well as other private label brand names.

The segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of its product line, distribution, product availability and price. Although we believe that we compete favorably with respect to certain of these factors, most of the segment’s competitors have greater financial and marketing resources and the products of certain competitors may enjoy greater brand awareness than our residential HVAC products.

Our R-HVAC segment had 4 manufacturing plants and employed approximately 1,200 full-time people as of October 1, 2011. We believe that our relationships with our employees in this segment are satisfactory.

Commercial Air Conditioning and Heating Products Segment

Our C-HVAC segment manufactures and sells HVAC systems that are custom-designed to meet customer specifications primarily for hospitals, educational facilities, as well as commercial offices, manufacturing facilities, retail stores, clean rooms and governmental buildings. These systems are designed primarily to operate on building rooftops (including large self-contained walk-in units), or on individual floors within a building, and to have cooling capacities ranging from 40 tons to 600 tons. The segment markets its commercial HVAC products under the Governair®, Mammoth®, Temtrol®, Venmar CESTM, Ventrol®, WebcoTM, Huntair®, CleanpakTM and Fanwall® brand names. Based on replacing large fans in air handlers with a modular array of smaller fans, Fanwall® technology allows for major improvements in reliability, energy efficiency, sound attenuation, footprint, and operating costs, and also is ideal for retrofit applications.

Our subsidiary, Eaton-Williams Group Limited, manufactures and markets custom and standard air conditioning and humidification equipment throughout Western Europe under the Vapac®, Cubit®, Qualitair®, Edenaire®, ColmanTM and ModucelTM brand names.

The market for commercial HVAC equipment is divided into standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, such as us. However, because of certain building designs, shapes or other characteristics, we believe there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, the segment’s commercial HVAC equipment can be designed to match a customer’s exact space, capacity and performance requirements. The segment’s packaged rooftop and self-contained walk-in equipment rooms maximize a building’s rentable floor space because this equipment is located outside the building. In addition, the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed over standard systems. As compared with site-built and factory built HVAC systems, the segment’s systems are factory assembled according to customer specifications and then installed by the customer or third parties, rather than assembled on site, permitting extensive testing prior to shipment. As a result, the segment’s commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. The segment sells its commercial HVAC products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores, clean rooms and governmental buildings. The segment seeks to maintain, as well as establish and develop, strong relationships nationwide with design engineers, owners and developers, and the persons who are most likely to value the benefits and long-term cost efficiencies of its custom-designed equipment.

During 2010, we estimate that approximately 38% of our air conditioning and heating product commercial sales came from replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The segment continues to develop products and marketing programs to increase penetration in the growing replacement and retrofit market.

The segment’s commercial HVAC products are marketed through independent manufacturers’ representatives, as well as other sales, marketing and engineering professionals. The independent representatives are typically HVAC engineers, a factor which is significant in marketing the segment’s commercial products because of the design-intensive nature of the market segment in which we compete.

We believe that we are among the largest suppliers of custom-designed commercial HVAC products in the United States. The segment’s four largest competitors in the commercial HVAC market are Carrier Corporation, York by Johnson Controls, McQuay International (a subsidiary of OYL Corporation) and Trane, Inc. (a subsidiary of Ingersoll-Rand Company). The segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Although we believe that we compete favorably with respect to some of these factors, most of our competitors have greater financial and marketing resources than this segment of our business and enjoy greater brand awareness. However, we believe that our ability to produce equipment that meets the performance characteristics required by the particular product application provides us with an advantage that some of our competitors do not enjoy.

Our C-HVAC segment had 9 manufacturing plants and employed approximately 2,200 full-time people at October 1, 2011, of which approximately 200 were covered by a collective bargaining agreement which expires in 2012. We believe that our relationships with our employees in this segment are satisfactory.

Recent Developments

2012 Short-Term Cash Incentive Plan

On December 15, 2011, the Board of Directors of the Company (the “Board”) approved, based upon the recommendation of the Board’s Compensation Committee, the Nortek, Inc. 2012 Short-Term Cash Incentive Plan for Nortek Executives (under the Nortek, Inc. 2009 Omnibus Incentive Plan) (the “2012 Plan”). The Board has selected the following named executive officers of the Company for participation in the 2012 Plan: Michael J. Clarke, the Company’s President and Chief Executive Officer, Almon C. Hall, the Company’s Senior Vice President and Chief Financial Officer, Kevin W. Donnelly, the Company’s Senior Vice President, General Counsel and Secretary, and Edward J. Cooney, the Company’s Senior Vice President and Treasurer. The target bonus amount under the Plan for Mr. Clarke is 100% of annual base salary as in effect on December 31, 2012, and for each of Messrs. Hall, Donnelly and Cooney the target bonus is 75% of the executive’s respective annual base salary as in effect for December 31, 2012. The actual amount of an executive’s bonus will be determined based on the achievement of Company and individual performance goals. The Company performance goal is based on the Company’s “Consolidated Cash Flow” as defined in the indenture governing the notes (“Adjusted EBITDA”) and 70% of the bonus will be based on the Company’s achievement of the Adjusted EBITDA goals established by the Board. A participant in the 2012 Plan is eligible to earn up to 200% of the portion of the bonus that is based on the Company’s achievement of the Adjusted EBITDA goal if 120% of such goal is attained. The Compensation Committee will establish individual performance goals for each Plan participant, and 30% of the bonus will be based on the executive’s achievement of his personal goals. No bonus will be paid under the Plan if Adjusted EBITDA for fiscal year 2012 is below a certain minimum amount established by the Board.

New President and Chief Executive Officer

On December 20, 2011, the Company announced that the Board of Directors of the Company appointed Michael J. Clarke, 57, as the Company’s President and Chief Executive Officer, commencing on December 30, 2011. Mr. Clarke will also serve as a Director of the Company commencing on December 30, 2011. He will serve on no committees of the Board of Directors. From January 2006 until his appointment as the Company’s Chief Executive Officer, Mr. Clarke served as President, FlexInfrastructure and Group President of Integrated Network Solutions of Flextronics International, Ltd, a publicly traded provider of design and electronics manufacturing services to original equipment manufacturers. Prior to Mr. Clarke’s position at Flextronics International, he served as a President and General Manager of Sanmina-SCI Corporation, an electronic manufacturing services provider, from October 1999 to December 2005. Previously, Mr. Clarke held senior positions with international companies including Devtek Corporation Ltd., an aerospace, defense, telecommunications and aftermarket automotive company, Hawker Siddeley Group Ltd., an aerospace, defense and industrial company, and Cementation (Pty) Ltd. (Africa), a mining and industrial equipment company. Mr. Clarke has over 25 years of senior executive, business development and hands-on operational experience managing global companies in major industries including electronics, telecommunications, aerospace, defense, automotive and industrial.

In connection with his appointment, the Company and Mr. Clarke entered into an Employment Agreement (the “Employment Agreement”) effective December 30, 2011 (the “Effective Date”), which provides for an initial term of three years, subject to automatic one year renewals thereafter unless terminated by either party in accordance with the terms of the Employment Agreement. Pursuant to the terms of the Employment Agreement, Mr. Clarke is entitled to receive an annual base salary of $925,000 and is eligible for an annual bonus based on the achievement of performance objectives established by the Board or the Compensation Committee of the Board. The target amount of the annual bonus is 100% of Mr. Clarke’s base salary. For 2012, Mr. Clarke will participate in the 2012 Plan as described above, but his annual bonus payout will be guaranteed at 50% of his base salary. In addition to the annual bonus, Mr. Clarke will be entitled to receive a one-time signing bonus upon commencement of his employment in an amount equal to $500,000. Mr. Clarke will also be entitled to receive a retention bonus in an amount equal to $500,000 on the first anniversary of the Effective Date, generally subject to his remaining employed on this date (the “Retention Bonus”). The Employment Agreement further provides that Mr. Clarke will be entitled to reimbursement of reasonable costs, up to a maximum amount of $150,000, incurred in connection with his relocation to the Providence, Rhode Island area, together with a tax gross-up for any taxes related to such relocation costs.

The Employment Agreement provides that on or as soon as practicable following the Effective Date, Mr. Clarke will be granted an option to purchase 200,000 shares of the Company’s common stock under the Company’s 2009 Omnibus Incentive Plan (the “2009 Plan”). The shares subject to the option will vest in 20% installments on each of the first five anniversaries of the date of grant, subject to his remaining employed on each such vesting date. Mr. Clarke will also be granted an award of 50,000 restricted shares of the Company’s common stock under the 2009 Plan that will vest in 20% installments on each of the first five anniversaries of the date of grant, subject to his remaining employed on each such vesting date. In addition, he will be granted an award of 100,000 restricted shares of the Company’s common stock under the 2009 Plan, which will vest in five annual installments subject to the attainment of performance goals to be established by the Board or the Compensation Committee and further subject to his remaining employed at the time of each such vesting date. The stock option and time-based restricted share awards will vest in full upon a change in control, and the performance-based restricted share award will vest as to 50% of the then unvested shares underlying the award upon such an event.

If Mr. Clarke’s employment is terminated by the Company without “cause” or by him for “good reason” (as such terms are defined in the Employment Agreement), Mr. Clarke will be entitled to receive, subject to the execution of a release of claims and continued compliance with the restrictive covenants contained in the Employment Agreement, base salary and medical benefit continuation (subject to certain conditions) for twenty-four (24) and eighteen (18) months, respectively, and, if such termination occurs prior to the first anniversary of the Effective Date, the Retention Bonus. If Mr. Clarke’s employment is terminated due to his death or disability, he will be entitled to a pro-rata bonus for the year in which such termination occurs, determined based on actual performance, and, if such termination occurs prior to the first anniversary of the Effective Date, subject to the execution of a release of claims, the Retention Bonus. Mr. Clarke will be subject to non-competition and non-solicitation restrictions for a period of twenty-four (24) months following the termination of his employment.

As of the Effective Date, J. David Smith has resigned as Interim Chief Executive Officer of the Company in connection with the appointment of Mr. Clarke as the President and Chief Executive Officer of the Company. Under the terms of Mr. Smith’s Interim Chief Executive Officer Agreement, he will receive no termination compensation; however, Mr. Smith will be eligible to receive an annual incentive bonus for 2011, based upon the achievement of performance metrics and pro-rated to reflect Mr. Smith’s period of employment with the Company in 2011. Mr. Smith will remain as a Director of the Company following his resignation.

Corporate Information

Nortek’s corporate headquarters is located at 50 Kennedy Plaza, Providence, Rhode Island 02903-2360. Our telephone number is (401) 751-1600. Our website is www.nortek-inc.com. The information on our website is not deemed to be part of this prospectus, and you should not rely on it in connection with your decision whether or not to participate in the exchange offer.

The Exchange Offer

On April 26, 2011, we completed a private offering of the outstanding notes. Concurrently with the private offering, we entered into a registration rights agreement (the “Registration Rights Agreement”) with UBS Securities LLC, as the initial purchaser named in the Purchase Agreement (as defined in the Registration Rights Agreement). Pursuant to the Registration Rights Agreement, we agreed, among other things, to file the registration statement of which this prospectus is a part. The following is a summary of the exchange offer. For more information please see “The Exchange Offer.” The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

General	The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

• the issuance and sale of the exchange notes have been registered pursuant to an effective registration statement under the Securities Act; and

• the holders of the exchange notes will not be entitled to the additional interest provisions of the Registration Rights Agreement, which permits an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

The Exchange Offer	We are offering to exchange $500,000,000 aggregate principal amount of 8.5% Senior Notes due 2021 that have been registered under the Securities Act for all of our outstanding 8.5% Senior Notes due 2021.

The exchange offer will remain in effect for a limited time. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on January 31, 2012. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, the outstanding notes may be tendered only in a denomination equal to $2,000 and any integral multiples of $1,000 in excess of $2,000.

Resale	Based upon interpretations by the Staff of the SEC set forth in no-action letters issued to unrelated third-parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

• are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

• are a broker-dealer that purchased the notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

• acquired the exchange notes other than in the ordinary course of your business;

• have an arrangement with any person to engage in the distribution of the exchange notes; or

• are prohibited by law or policy of the SEC from participating in the exchange offer.

However, we have not obtained a no-action letter, and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on January 31, 2012, unless we decide to extend it. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by following the automatic tender offer program, or ATOP, procedures established by The Depository Trust Company, or DTC, for tendering notes held in book-entry form, as described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus.

For more details, please read “The Exchange Offer — Procedures for Tendering,” “The Exchange Offer — Book-Entry Transfer” and “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Withdrawal Rights	You may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please read “The Exchange Offer — Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in the exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under the Registration Rights Agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Dissenters’ Rights	Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date on which interest has been paid on the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Certain U.S. Federal Income Tax Consequences	The holder’s receipt of exchange notes in exchange for outstanding notes will not constitute a taxable event for U.S. federal income tax purposes. Please read “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture governing the notes, or the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making the exchange offer solely to satisfy certain of our obligations under the Registration Rights Agreement.

Fees and Expenses	We will bear all expenses related to the exchange offer. Please read “The Exchange Offer — Fees and Expenses.”

The Exchange Notes

Issuer	Nortek, Inc.

Notes Offered	Up to $500,000,000 in aggregate principal amount of 8.5% Senior Notes due 2021. The exchange notes and the outstanding notes will be considered to be a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase.

Maturity Dates	The exchange notes will mature on April 15, 2021.

Interest Rate	Interest on the exchange notes will be payable in cash and will accrue at a rate of 8.5% per annum.

Interest Payment Dates	April 15 and October 15, commencing April 15, 2012.

Guarantees	The exchange notes will be unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our current and future subsidiaries that guarantee our obligations under our senior secured credit facility. See “Description of Exchange Notes — Note Guarantees.”

Ranking	The exchange notes will be general senior unsecured obligations of the Issuer and each guarantor and will:

• rank equally in right of payment to all our and each guarantor’s existing and future senior unsecured debt;

• rank senior in right of payment to our and each guarantor’s future debt that is expressly subordinated in right of payment to the notes and the guarantees; and

• be effectively subordinated to our and each guarantor’s secured indebtedness, including indebtedness under the senior secured credit facilities, to the extent of the value of the collateral securing such indebtedness.

At October 1, 2011, we had approximately $432.2 million of secured indebtedness outstanding (excluding $15.7 million of letters of credit outstanding under our $300.0 million asset-based revolving credit facility (the “ABL Facility”). Based on the borrowing base calculation as of December 9, 2011, at December 16, 2011 we had excess availability of approximately $189.0 million under the ABL Facility.

In addition, at October 1, 2011 our non-guarantor subsidiaries would have had approximately $182.8 million of liabilities, including trade payables, but excluding intercompany obligations.

Optional Redemption	The notes will be redeemable, in whole or in part, at any time on or after April 15, 2016 on the redemption dates and at the redemption prices specified under “Description of Exchange Notes — Optional Redemption.” Prior to such date, we may redeem some or all of the notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. In addition, we may redeem up to 35% of the notes before April 15, 2014 with the net cash proceeds from certain equity offerings.

Change of Control	If we experience certain kinds of changes of control, we must offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see “Description of Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our subsidiaries to:

• incur additional indebtedness;

• pay dividends or make other distributions or repurchase or redeem our stock;

• sell assets;

• make loans and investments;

• enter into transactions with affiliates;

• incur certain liens;

• impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our restricted subsidiaries; and

• consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions, limitations and qualifications as described in “Description of Exchange Notes— Certain Covenants.”

No Public Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of some of the factors you should carefully consider before participating in the exchange offer.

RISK FACTORS

You should carefully consider the risks described below before participating in the exchange offer. The risks described below are not the only ones facing the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in the notes.

Risks Related to Our Indebtedness and Certain Other Obligations

You may have difficulty selling the outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreement, we do not intend to register the outstanding notes under the Securities Act. The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offer.

Our substantial debt could negatively impact our business, prevent us from fulfilling outstanding debt obligations and adversely affect our financial condition and our ability to meet our obligations under the notes.

We have a substantial amount of debt. At October 1, 2011, we had approximately $1.2 billion of total debt outstanding. The terms of our outstanding debt, including the exchange notes, the outstanding notes, the 10% Senior Notes due 2018 (the “10% Notes”), our ABL Facility, and our Term Loan Facility limit, but do not prohibit, us from incurring additional debt. If additional debt is added to current debt levels, the related risks described below could intensify. See also the discussion in “Description of Other Indebtedness” concerning the terms and conditions of our debt covenants.

Our substantial debt has or could have important adverse consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, refinancing indebtedness or other purposes could be impaired;

•	a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for expansion or other purposes;

•	we are more leveraged than some of our competitors, which may result in a competitive disadvantage;

•	we are vulnerable to interest rate increases, as certain of our borrowings, including those under the ABL Facility and the Term Loan Facility, are at variable rates;

•	our failure to comply with the restrictions in our financing agreements would have a material adverse effect on us and our ability to meet our obligations under the notes and certain of our borrowings;

•	we are more vulnerable to changes in general economic conditions than companies with less or no debt;

•	we face limitations on our ability to make strategic acquisitions, invest in new products or capital assets or take advantage of business opportunities; and

•	we are limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

The terms of our debt covenants impose restrictions on how we conduct our business and could limit our ability to raise additional funds.

The agreements that govern the terms of our debt, including the respective indentures that govern the outstanding notes and the exchange notes and our 10% Notes, and the credit agreements that govern our ABL Facility and Term Loan Facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make loans or investments;

•	incur certain liens;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell assets.

There are limitations on our ability to incur the full $300.0 million of commitments under the ABL Facility. Availability is limited to the lesser of the borrowing base under the ABL Facility and $300.0 million. As of December 16, 2011, we had approximately $52.0 million in outstanding borrowings and approximately $14.7 million in outstanding letters of credit under the ABL Facility. Based on the borrowing base calculations as of December 9, 2011, at December 16, 2011 we had excess availability of approximately $189.0 million under the ABL Facility and approximately $150.6 million of excess availability before triggering the cash deposit requirements. See “Description of Other Indebtedness — Senior Secured Asset-Based Revolving Credit Facility.”

We will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit if, (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million or 15% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. Our ability to meet the required consolidated fixed charge coverage ratio can be affected by events beyond our control. A breach of any of these covenants could result in a default under the ABL Facility.

A breach of the covenants under the indentures that govern the exchange notes and the outstanding notes and our 10% Notes or the credit agreements that govern the ABL Facility and the Term Loan Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders under the ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Facility or Term Loan Facility, the lenders to the ABL Facility or the Term Loan Facility, respectively could proceed against the collateral granted to them to secure that indebtedness. In the event our noteholders or lenders accelerate the repayment of our borrowings, we can provide no assurances that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns;

•	unable to compete effectively or to take advantage of new business opportunities; or

•	grow in accordance with our plans.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing the ABL Facility and the Term Loan Facility and the indentures governing the 10% Notes and the outstanding notes include limitations on our ability and the ability of our subsidiaries to incur additional indebtedness, but permit us to incur additional indebtedness, including additional secured indebtedness. The indenture governing the exchange notes offered hereby will permit additional secured debt in certain circumstances, and those borrowings would rank effectively senior to the exchange notes and the note guarantees, to the extent of the value of the collateral securing such borrowings. The indenture governing the exchange notes offered hereby will permit additional unsecured debt, and such borrowings would effectively rank equally with the notes and the note guarantees to the extent of the value of the collateral securing such borrowings. If new debt is added to our subsidiaries’ currently anticipated debt levels, the related risks that we and they now face could increase. See “Description of Other Indebtedness” and “Description of Exchange Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

We may be unable to generate sufficient cash to service all of our indebtedness, including the notes, and other liquidity requirements and may be forced to take other actions to satisfy such requirements, which may not be successful.

We will be required to repay all amounts outstanding under our ABL Facility in 2015, our Term Loan Facility in 2017, our 10% Notes by 2018 and all amounts outstanding under the outstanding notes and the exchange notes offered hereby in 2021. We will be required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the Term Loan Facility, with the balance due in 2017. At October 1, 2011, we had outstanding borrowings under these obligations of approximately $1.2 billion (excluding unamortized debt discount of approximately $14.8 million), including outstanding borrowings under the outstanding notes of approximately $500.0 million. In addition, we are currently obligated to make periodic principal and interest payments under the 10% Notes, the Term Loan Facility, the ABL Facility, the outstanding notes, as well as other indebtedness, and, following the consummation of this exchange offer, we will be obligated to make periodic principal and interest payments under the exchange notes semi-annually. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We expect that we will need to access the capital markets in the future in order to refinance all amounts outstanding under the 10% Notes, the ABL Facility, the Term Loan Facility, the outstanding notes and the exchange notes offered hereby, as we do not anticipate generating sufficient cash flow from operations to repay such amounts in full. We cannot assure you that funds will be available to us in the capital markets, together with cash generated from operations, in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of our indebtedness, including the 10% Notes, the Term Loan Facility, the ABL Facility, the outstanding notes and the exchange notes offered hereby, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

For further information regarding our yearly contractual obligations and sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations and the obligations of each guarantor under the Term Loan Facility are secured by a first-priority lien on substantially all of our domestic subsidiaries’ tangible and intangible assets, except those assets securing the ABL Facility on a first-priority basis. The Term Loan Facility has a second-priority lien on the ABL Facility’s first-priority collateral. Obligations under the U.S. facility under our ABL Facility are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned domestic subsidiaries and in any event by all subsidiaries that guarantee the exchange notes offered hereby. All obligations under our ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing, and a second-priority security interest in, and mortgages on, substantially all of our material owned real property and equipment and all assets that secure the Term Loan Facility on a first-priority basis. The obligations of our Canadian subsidiaries that are borrowers of the Canadian sub-facility under the ABL Facility are secured by a first-priority security interest in personal property consisting of accounts receivable and inventory of certain Canadian subsidiaries. Therefore, claims of the lenders under the ABL facility and the lenders under the Term Loan Facility will have priority with respect to the assets securing their indebtedness over the claims of holders of the notes offered hereby to the extent of the value of the assets securing such other indebtedness.

If we are declared bankrupt or insolvent, or if we default under the ABL Facility or under the Term Loan Facility, the lenders under each such facility could accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If we were unable to repay such indebtedness, the lenders under either such facility could foreclose on the pledged assets to the exclusion of holders of the notes offered hereby, even if an event of default exists under the indenture governing the exchange notes offered hereby at such time. Holders of the exchange notes offered hereby will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes and the note guarantees, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets. As a result, holders of the notes may receive less, ratably, than lenders under the ABL Facility or the Term Loan Facility, to the extent of the value of property and assets securing such indebtedness.

Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.” At October 1, 2011, we have total secured indebtedness of approximately $432.2 million.

If we are unable to access funds generated by our subsidiaries, we may not be able to meet our financial obligations.

Because we conduct our operations through our subsidiaries, we depend on those entities for dividends, distributions and other payments to generate the funds necessary to meet our financial obligations. Legal restrictions in the United States and foreign jurisdictions applicable to our subsidiaries and contractual restrictions in certain agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. All of our subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to us.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Our ability to make payments on, and to refinance, our indebtedness, including the notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future which, in turn, is subject to general economic, financial, competitive, regulatory and other factors, many of which are beyond our control. Any default under the agreements governing our indebtedness, including a default under the ABL Facility or Term Loan Facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the ABL Facility, the Term Loan Facility and the indentures governing the outstanding notes and the exchange notes and the 10% Notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the ABL Facility or Term Loan Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under ABL Facility or Term Loan Facility to avoid being in default. If we breach our covenants under the ABL Facility or Term Loan Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the ABL Facility or Term Loan Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture that governs the notes, each holder of the notes will have the right to require us to purchase the notes at a price equal to 101% of the principal amount thereof. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture. In addition, a change of control may constitute an event of default under the ABL Facility and the Term Loan Facility and would also require us to offer to purchase the outstanding notes and the 10% Notes at 101% of the principal amount thereof, together with accrued and unpaid interest. A default under the ABL Facility or the Term Loan Facility would result in an event of default under the indentures governing the outstanding notes and the exchange notes and the 10% Notes if the lenders accelerate the debt under the ABL Facility or the Term Loan Facility.

If a change of control occurs, we may not have enough assets to satisfy all obligations under the ABL Facility, the Term Loan Facility and the indentures governing the outstanding notes and the notes offered hereby and the 10% Notes. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under the ABL Facility, the Term Loan Facility, the 10% Notes, the outstanding notes and the notes offered hereby or obtain a waiver from the lenders under the ABL Facility and the Term Loan Facility, and from the holders of the 10% Notes and the outstanding notes and you as a holder of the exchange notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the outstanding notes and exchange notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Because each guarantor’s liability under its guarantees may be reduced to zero, voided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the subsidiary guarantors. However, the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law. As a result, a subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. Further, under the circumstances discussed more fully below, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “— Under certain circumstances a court could cancel the exchange notes or the related guarantees under fraudulent conveyance laws.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Exchange Notes — Note Guarantees.”

Under certain circumstances a court could cancel the exchange notes or the related guarantees under fraudulent conveyance laws.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may very from state to state, the exchange notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof.

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

•	the issuance of the exchange notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the exchange notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or such guarantee or further subordinate the exchange notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the exchange notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes. Further, the voidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and there can be no assurances that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell the notes, and may be revised or withdrawn at any time. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

There is no established trading market for the notes, and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are a new issue of securities and will be freely transferable, but there is no established trading market for the notes. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market.

We also cannot assure you that you will be able to sell your outstanding notes or exchange notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes or, in the case of any holders of the notes that do not exchange them, the trading market for the outstanding notes following the exchange offer. Future trading prices of the outstanding notes and exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the outstanding notes for the exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the outstanding notes and exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Claims of holders of the notes will be structurally subordinated to claims of creditors of certain of our subsidiaries that will not guarantee the notes.

The exchange notes will not be guaranteed by certain of our subsidiaries, including all of our non-U.S. subsidiaries. Accordingly, claims of holders of the exchange notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. The indenture governing the exchange notes will permit these subsidiaries to incur certain additional debt and will not limit their ability to incur other liabilities that are not considered indebtedness under the indenture.

Our non-guarantor subsidiaries accounted for approximately $330.5 million and $350.3 million, or 20.6% and 18.4% of our consolidated net sales (excluding intercompany sales) for the first nine months ended October 1, 2011 and the year ended December 31, 2010 and approximately $1.9 million, or 5.2% of our operating earnings for the first nine months ended October 1, 2011. Additionally, excluding intercompany assets and liabilities, our non-guarantor subsidiaries accounted for approximately $326.7 million and $310.0 million, or 16.5% and 15.7% of our consolidated total assets, and approximately $182.8 million and $191.4 million or 9.7% and 10.6% of our total liabilities, as of October 1, 2011 and December 31, 2010, respectively.

Our common stockholders exert significant influence over us. Their interests may not coincide with yours and they may make decisions with which you may disagree.

Funds affiliated with Ares Management LLC (“Ares”) owned, in the aggregate, approximately 35.09% of the voting power of our outstanding common stock as of November 15, 2011. Other stockholders, including Fidelity, Gates Capital Management, Inc. and Capital Research and Management, also own significant portions of our common stock. As a result, these stockholders, acting individually or together, control substantially all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. In addition, this concentration of equity ownership may delay or prevent a change in control of the Company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

In addition, several of our directors and officers are associated with Ares. While our directors and officers have a fiduciary duty to make decisions in our interests and the interests of Nortek’s stockholders, those affiliated with Ares may have a fiduciary duty to exercise rights in a manner beneficial to Ares. As a result of these conflicts, the Company’s directors and officers may feel obligated to take actions that benefit Ares as opposed to us and holders of the notes.

Risks Related to Our Business

Our business is affected by global economic conditions.

Our results of operations are directly influenced by the conditions in the global economy. As a result of the global economic recession, U.S. and foreign economies have experienced and continue to experience significant declines in employment, household wealth, property values, consumer spending and lending. Businesses, including Nortek and many of its customers, have faced and may continue to face weakened demand for products and services, difficulty obtaining access to financing, increased funding costs and barriers to expanding operations. Our results of operations have been negatively impacted by the global economic recession and we can provide no assurance that our results of operations will improve.

Our business is dependent upon the levels of remodeling and replacement activity and new construction activity which have been negatively impacted by the economic downturn and the instability of the credit markets.

Critical factors affecting our future performance, including our level of sales, profitability and cash flows are the levels of residential and non-residential remodeling, replacement and construction activity. The level of new residential and non-residential construction activity and, to a lesser extent, the level of residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in new construction and, to a lesser extent, residential remodeling and replacement purchases, which would result in a decrease in our sales, profitability and cash flows. Instability in the credit and financial markets, troubles in the mortgage market, the level of unemployment and the decline in home values have had a negative impact on residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures. These challenging market conditions are expected to continue for the foreseeable future and, in the near term, these conditions may further deteriorate. These factors have had an adverse effect on our operating results for the first nine months of 2011, and the years ended December 31, 2010 and 2009 and may continue to have an adverse effect on our operating results in future periods.

Our outlook for the remainder of 2011 is for the housing markets to remain weak. Continued low consumer confidence, high unemployment levels and a continued high level of foreclosures are expected to continue to depress the housing markets. The non-residential market, which slowed in 2010, is expected to remain weak throughout 2011. These continued depressed market conditions, together with commodity cost pressures, continue to challenge our 2011 performance.

Fluctuations in the cost or availability of raw materials and components and increases in freight and other costs could have an adverse effect on our business.

We are dependent upon raw materials and purchased components, including, among others, steel, motors, compressors, copper, packaging material, aluminum, plastics, glass and various chemicals and paints that we purchase from third parties. As a result, our results of operations, cash flows and financial condition may be adversely affected by increases in costs of raw materials or components, or by limited availability of raw materials or components. We do not typically enter into long-term supply contracts for raw materials and components. In addition, we generally do not hedge against our supply requirements. Accordingly, we may not be able to obtain raw materials and components from our current or alternative suppliers at reasonable prices in the future, or may not be able to obtain raw materials and components on the scale and within the time frames we require. Further, if our suppliers are unable to meet our supply requirements, we could experience supply interruptions and/or cost increases. If we are unable to find alternate suppliers or pass along these additional costs to our customers, these interruptions and/or cost increases could adversely affect our results of operations, cash flows and financial condition.

During the first nine months of 2011, we experienced higher material costs as a percentage of net sales as compared to the same period of 2010 related primarily to changes in product mix, higher prices related to the purchase of purchased components, such as electrical components, plastics and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Rising oil and other energy prices could have an adverse effect on our freight costs. Excluding the effect of acquisitions, freight costs remained unchanged during the third quarter of 2011 as compared to the third quarter of 2010 and increased slightly during the first nine months of 2011 as compared to the first nine months of 2010. This increase in freight costs during the first nine months of 2011 is primarily due to increased fuel costs worldwide. These increases were partially offset by a decrease in ocean freight costs in the first nine months of 2011 due to overcapacity in the ocean market.

Continued strategic sourcing initiatives and other improvements in manufacturing efficiency, as well as price increases, help to mitigate fluctuations in these costs. However, there can be no assurance that we will be able to offset any or all material or other cost increases in any future periods.

The availability of certain raw materials and component parts from sole or limited sources of supply may have an adverse effect on our business.

Sources of raw materials or component parts for certain of our operations may be dependent upon limited or sole sources of supply which may impact our ability to manufacture finished product. While we continually review alternative sources of supply, there can be no assurance that we will not face disruptions in sources of supply which could adversely affect our results of operations, cash flows and financial position.

Weather fluctuations may negatively impact our business.

Weather fluctuations may adversely affect our operating results and our ability to maintain sales volume. In our R-HVAC segment, operations may be adversely affected by unseasonably warm weather in the months of November to February and unseasonably cool weather in the months of May to August, which has the effect of diminishing customer demand for heating and air conditioning products. In all of our segments, adverse weather conditions at any time of the year may negatively affect overall levels of new construction and remodeling and replacement activity, which in turn may lead to a decrease in sales. Many of our operating expenses are fixed and cannot be reduced during periods of decreased demand for our products. Accordingly, our results of operations and cash flows will be negatively impacted in quarters with lower sales due to weather fluctuations.

If we fail to identify suitable acquisition candidates or successfully integrate the businesses we have acquired or will acquire in the future, our business could be negatively impacted.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed significantly to our growth in sales and operating results. However, we cannot provide assurance that we will continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth could be impaired. Acquisitions involve numerous risks, including:

•	the difficulty and expense that we incur in connection with the acquisition, including those acquisitions that we pursue but do not ultimately consummate;

•	the difficulty and expense that we incur in the subsequent integration of the operations of the acquired company into our operations;

•	adverse accounting consequences of conforming the acquired company’s accounting policies to our accounting policies;

•	the difficulties and expense of developing, implementing and monitoring systems of internal controls at acquired companies, including disclosure controls and procedures and internal controls over financial reporting;

•	the difficulty in operating acquired businesses;

•	the diversion of management’s attention from our other business concerns;

•	the potential loss of customers or key employees of acquired companies;

•	the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations for the acquired business; and

•	the assumption of unknown liabilities of the acquired company.

We cannot assure you that any acquisition we have made or may make in the future will be successfully integrated into our on-going operations or that we will achieve any expected cost savings from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Since January 1, 2010, we have consummated three acquisitions within our TECH segment. Additionally, within the C-HVAC segment, we acquired a forty-nine percent minority interest in a newly formed operating joint venture. See Note B, “Acquisitions and Other Investments”, to the unaudited condensed consolidated financial statements and Note 5, “Acquisitions”, to the consolidated financial statements, included elsewhere herein.

We continue to evaluate potential restructurings, business shutdowns and integrations focused on improving future cash flows of the business.

We continue to evaluate potential restructurings, business shutdowns and integrations focused on improving future cash flows of the business. These restructurings, business shutdowns and integrations involve numerous risks in their implementations including increased costs, business disruption, management distraction and potential asset impairment among others and may be unsuccessful. In addition, restructurings of international operations may be more costly due to differing labor laws, business practices and governmental restrictions, processes and requirements.

During 2010, we announced the formation of our new audio/visual control company within the TECH segment called The AVC Group, LLC (“The AVC Group”). Upon the formation of The AVC Group, the operations of Niles Audio Corporation, Elan Home Systems, L.L.C. and Xantech LLC were combined to improve the overall operational efficiencies of these companies. In conjunction with the formation of The AVC Group, we are in the process of consolidating and shutting down certain of our facilities and, as a result, recorded net expenses within selling, general and administrative expense, net (“SG&A”) of approximately $0.4 million for the first nine months of 2011 consisting of severance and other expenses. During 2010, we recorded approximately $2.8 million (of which approximately $2.6 million was recorded within SG&A) of severance and other expenses related to this activity, of which approximately $0.4 million was recorded in SG&A in the third quarter of 2010. We do not anticipate recording any additional expenses related to severance or other costs associated with this activity.

In February 2011, management approved an initial plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best, and during the third quarter of 2011, our Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best. During the third quarter and first nine months of 2011, we recorded expenses within SG&A of the RVP segment of approximately $0.1 million and $0.6 million, respectively, related to severance and other costs. We also recorded additional severance costs of approximately $0.4 million and $1.7 million within cost of products sold during the third quarter and first nine months of 2011, respectively. In the fourth quarter of 2011, we transferred certain operations from Italy to Poland in accordance with the plan and have reached a tentative agreement with the union regarding severance benefits, subject to the approval of 100% of the terminated employees. We anticipate recording additional expenses of between approximately $10 million and $13 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

Because we compete against competitors with substantially greater resources, we face external competitive risks that may negatively impact our business.

Our RVP and TECH segments compete with many domestic and international suppliers in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Some of our competitors in these markets have greater financial and marketing resources than that of our RVP and TECH segments.

Our R-HVAC segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of product line, distribution, product availability and price. Most of our residential HVAC competitors have greater financial and marketing resources and the products of certain of our competitors may enjoy greater brand awareness than our residential HVAC products.

Our C-HVAC segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Most of our competitors in the commercial HVAC market have greater financial and marketing resources and enjoy greater brand awareness than we enjoy.

Competitive factors could require us to reduce prices or increase spending on product development, marketing and sales, either of which could adversely affect our operating results.

Because we have substantial operations outside the United States, we are subject to the economic and political conditions of the United States and foreign nations.

We have manufacturing facilities in several countries outside of the United States. In 2010, we sold products in approximately 100 countries other than the United States. Foreign net sales, which are attributed based upon the location of our subsidiary responsible for the sale, were approximately 22% and 20% for the first nine months of 2011 and 2010, respectively, and were approximately 20% of consolidated net sales for both 2010 and 2009, respectively. Our foreign operations are subject to a number of risks and uncertainties, including the following:

•	foreign governments may impose limitations on our ability to repatriate funds;

•	foreign governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase;

•	an outbreak or escalation of any insurrection, armed conflict or act of terrorism, or other forms of political, social or economic instability, may occur;

•	natural disasters may occur, and local governments may have difficulties in responding to these events;

•	the Unites States and foreign governments currently regulate import and export of our products and those of our suppliers and may impose additional limitations on imports or exports of our products or the products of our suppliers;

•	foreign governments may nationalize foreign assets or engage in other forms of governmental protectionism;

•	foreign governments may impose or increase investment barriers, customs or tariffs, or other restrictions affecting our business; and

•	development, implementation and monitoring of systems of internal controls of our international operations, including disclosure controls and procedures and internal controls over financial reporting, may be difficult and expensive.

The occurrence of any of these conditions could disrupt our business in particular countries or regions of the world, or prevent us from conducting business in particular countries or regions, which could reduce sales and adversely affect profitability. In addition, we rely on dividends and other payments or distributions from our subsidiaries, including our foreign subsidiaries, to meet our debt obligations. If foreign governments impose limitations on our ability to repatriate funds or impose or increase taxes on remittances or other payments to us, the amount of dividends and other distributions we receive from our foreign subsidiaries could be reduced, which could reduce the amount of cash available to us to meet our debt obligations.

Our foreign operations are subject to anti-corruption laws.

Certain of our operations are located outside of the United States, primarily in Canada, China, the United Kingdom and Italy. We are subject to the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA, governmental authorities in the United States could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fluctuations in currency exchange rates could adversely affect our revenues, profitability and cash flows.

Our foreign operations expose us to fluctuations in currency exchange rates and currency devaluations. We report our financial results in U.S. dollars, but a portion of our sales and expenses are denominated in Euros, Canadian dollars and other foreign currencies. As a result, if the value of the U.S. dollar increases relative to the value of the Euro, Canadian dollar and other currencies, our levels of revenue and profitability will decline since the translation of a certain number of other currencies into U.S. dollars for financial reporting purposes will represent fewer U.S. dollars. Conversely, if the value of the U.S. dollar decreases relative to the value of the Euro, Canadian dollar and other currencies, our levels of revenue and profitability will increase since the translation of a certain number of other currencies into U.S. dollars for financial reporting purposes will represent additional U.S. dollars.

In certain instances, we enter into transactions that are denominated in a currency other than the U.S. dollar. At the date the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in U.S. dollars using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the U.S. dollar are adjusted to the U.S. dollar using the current exchange rate with gains or losses recorded in currency translation adjustment and other, net. In addition, in the case of sales to customers in certain locations, our sales are denominated in U.S. dollars, Euros or Canadian dollars but all or a substantial portion of our associated costs are denominated in a different currency. As a result, changes in the relative values of

U.S. dollars, Euros, Canadian dollars and Chinese Renminbi and any such different currency will affect our profitability and cash flows.

Varying international business practices may adversely impact our business and reputation.

We currently purchase raw materials, components and finished products from various foreign suppliers. To the extent that any such foreign supplier utilizes labor or other practices that vary from those commonly accepted in the United States, our business and reputation could be adversely affected by any resulting litigation, negative publicity, political pressure, or otherwise.

A decline in our relations with key distributors and dealers, loss of major customers or failures or delays in collecting payments from major customers may negatively impact our business.

Our operations depend upon our ability to maintain relations with our independent distributors and dealers and we do not typically enter into long-term contracts with them. If our key distributors or dealers are unwilling to continue selling our products, or if any of them merge with or are purchased by a competitor, we could experience a decline in sales. If we are unable to replace such distributors or dealers or otherwise replace the resulting loss of sales, our business, results of operations and cash flows could be adversely affected. For example, an affiliated group of distributors of our residential HVAC products has significantly reduced the amount of products which they buy from us by approximately $29 million (or 53.6%) in the first nine months of 2011 as compared to the first nine months of 2010. For 2010, approximately 50% of our consolidated net sales were made through our independent distributors and dealers, and our largest distributor or dealer accounted for approximately 3.5% of consolidated net sales for 2010.

In addition, the loss of one or more of our other major customers, or a substantial decrease in such customers’ purchases from us, could have a material adverse effect on our results of operations and cash flows. Because we do not generally have binding long-term purchasing agreements with our customers, there can be no assurance that our existing customers will continue to purchase products from us. Our largest customer (other than a distributor or dealer) accounted for approximately 4% of consolidated net sales for each of 2010 and 2009.

Further, a failure or delay in collecting payments due to us from our major customers could negatively impact our business. For example, a customer in our TECH segment that we began shipping product to during the fourth quarter of 2009, owed us payments of approximately $36.5 million as of October 1, 2011 under an agreement with payment terms which are extended beyond the normal payment terms of this segment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Risks and Uncertainties,” included elsewhere herein, for additional information on this customer and the amounts involved. While we believe that we will ultimately collect payment in full from this customer, we cannot guarantee if or when we will receive payment. A failure to collect payment from this customer or other major customers could adversely affect our results of operations and cash flows.

Labor disruptions or cost increases could adversely affect our business.

A work stoppage at one of our facilities could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to employment terms (including the collective bargaining agreements affecting our unionized employees) could result in material gains or losses or the recognition of an asset impairment. As collective bargaining agreements expire and until negotiations are completed, it is not known whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, without production interruptions, including labor stoppages. At October 1, 2011, approximately 5.2% of our employees are unionized, and from time to time the Company experiences union organizing efforts directed at our non-union employees. We may also experience labor cost increases or disruptions in our non-union facilities in circumstances where we must compete for employees with necessary skills and experience or in tight labor markets.

We must continue to innovate and improve our products to maintain our competitive advantage.

Our ability to maintain and grow our market share depends in part on the ability to continue to develop high quality, innovative products. An important part of our competitive strategy includes leveraging our distributor and dealer relationships and our existing brands to introduce new products. In addition, some of our HVAC products are subject to federal minimum efficiency standards and/or protocols concerning the use of ozone-depleting substances that have and are expected to continue to become more stringent over time. We cannot assure you that our investments in product innovation and technological development will be sufficient or that we will be able to create and market new products to enable us to successfully compete with new products or technologies developed by our competitors or to meet heightened regulatory requirements in the future.

Certain of our operations and products are subject to environmental, health and safety laws and regulations, which may result in substantial compliance costs or otherwise adversely affect our business.

Our operations are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the air and water, establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We have used and continue to use various substances in our products and manufacturing operations, and have generated and continue to generate wastes, which have been or may be deemed to be hazardous or dangerous. As such, our business is subject to and may be materially and adversely affected by compliance obligations and other liabilities under environmental, health and safety laws and regulations. These laws and regulations affect ongoing operations and require capital costs and operating expenditures in order to achieve and maintain compliance. For example, the United States and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including HCFCs, a refrigerant used in our air conditioning and heat pump products. Some of these chemicals have been banned completely, and others have been phased out in the United States. Modifications to the design of our products have been made, and further modifications may be necessary, in order to utilize alternative refrigerants.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, or non-compliance with environmental permits required at our facilities. Certain environmental laws and regulations also impose liability, without regard to knowledge or fault, relating to the existence of contamination at or associated with properties used in our current and former operations, or those of our predecessors, or at locations to which current or former operations or those of our predecessors have shipped waste for disposal. Contaminants have been detected at certain of our former sites, and we have been named as a potentially responsible party at several third-party waste disposal sites. While we are not currently aware of any such sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, we cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and give rise to material environmental liabilities or an increase in compliance costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face risks of litigation and liability claims on product liability, workers’ compensation and other matters, the extent of which exposure can be difficult or impossible to estimate and which can negatively impact our business, financial condition, results of operations and cash flows.

We are subject to legal proceedings and claims arising out of our businesses that cover a wide range of matters, including contract and employment claims, product liability claims, warranty claims and claims for modification, adjustment or replacement of component parts of units sold. Product liability and other legal proceedings include those related to businesses we have acquired or properties we have previously owned or operated.

The development, manufacture, sale and use of our products involve risks of product liability and warranty claims, including personal injury and property damage arising from fire, soot, mold and carbon monoxide. We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise, and any liability not covered by insurance could have a material adverse effect on our business. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. To date, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability. However, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally, or our situation in particular. Any such increase could result in lower profits or cause us to reduce our insurance coverage. In addition, a future claim may be brought against us, which would have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our business.

Product recalls or reworks may adversely affect our financial condition, results of operations and cash flows.

In the event we produce a product that is alleged to contain a design or manufacturing defect, we could be required to incur costs involved to recall or rework that product. While we have undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of our products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. In addition, our reputation for safety and quality is essential to maintaining market share and protecting our brands. Any recalls or reworks may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our financial condition, results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Risks and Uncertainties,” included elsewhere herein.

Our business operations could be significantly disrupted if we lost members of our management team.

Our success depends to a significant degree upon the continued contributions of our executive officers and key employees and consultants, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. The loss of the services of any of our executive officers or key employees and consultants could prevent us from successfully executing our business strategy.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights, if we fail to comply with the terms of our licenses or if third parties claim that we are in violation of their intellectual property rights.

We are highly dependent on certain of the brand names under which we sell our products, including Broan® and NuTone® Failure to protect these brand names and other intellectual property rights or to prevent their unauthorized use by third parties could adversely affect our business. We seek to protect our intellectual property rights through a combination of trademark, copyright, patent and trade secret laws, as well as confidentiality agreements. These protections may not be adequate to prevent competitors from using our brand names and trademarks without authorization or from copying our products or developing products equivalent to or superior to ours. We license several brand names from third parties. In the event we fail to comply with the terms of these licenses, we could lose the right to use these brand names. In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using, or selling certain products that incorporate the disputed intellectual property; could require us, if feasible, to redesign our products; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements.

Our future financial condition and results of operations will not be comparable by the adoption of fresh-start accounting.

As a result of our bankruptcy reorganization, we have adopted “fresh-start accounting” as of the Effective Date pursuant to the Reorganizations topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”). Accordingly, our assets and liabilities have been adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements have been recognized under fresh-start accounting. As a result, our financial condition and results of operations from and after the Effective Date will not be comparable, in various material respects, to our financial condition and results of operations reflected in our consolidated financial statements for the Predecessor periods.

Furthermore, the estimates and assumptions used to implement fresh-start accounting are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot provide assurance that the estimates, assumptions and values reflected in the valuations will be realized, and actual results could vary materially, resulting in future impairment charges. For further information about fresh-start accounting, see Note 3, “Fresh-Start Accounting (Restated) — Liabilities Subject to Compromise,” to the audited consolidated financial statements, included elsewhere herein.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Under the Registration Rights Agreement, the Company and the guarantors agreed to file a registration statement with respect to an offer to exchange the outstanding notes for exchange notes under the Securities Act within 270 days after April 26, 2011 and to use reasonable best efforts to cause such registration statement to be declared effective by the SEC on or prior to 360 days after April 26, 2011. The Company and the guarantors have also agreed to file under the Securities Act a shelf registration statement for the resale of the outstanding notes and guarantees if the exchange offer is not available or cannot be effected within 390 days after April 26, 2011. If the shelf registration statement is not effective prior to April 20, 2012 or the exchange offer is not consummated by May 21, 2012, additional interest on the outstanding notes will accrue at a rate of 0.25% per annum during the first 90-day period and such rate shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall additional interest exceed 1.00% per annum.

Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and, subject to certain exceptions, the outstanding notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offer, a holder must represent to us in writing, or be deemed to represent to us in writing, among other things, that:

•	the holder is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act;

•	the holder is not engaged and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	the holder is acquiring the exchange notes in its ordinary course of business;

•	if such holder is a broker-dealer, such holder has acquired the exchange notes for its own account in exchange for the outstanding notes that were acquired as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us or any of its affiliates) and that it will meet the requirements of the Securities Act in connection with any resales of the exchange notes (including delivery of a prospectus);

•	the holder is not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing bullet points.

Under certain circumstances specified in the Registration Rights Agreement, we may be required to file a “shelf” registration statement covering resales of the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of ours;

•	is a broker-dealer that purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on January 31, 2012, or such date and time to which we extend the exchange offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. Outstanding notes may be tendered only in a denomination equal to $2,000 and any integral multiples of $1,000 in excess of $2,000.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $500.0 million in aggregate principal amount of outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to the registered holders of the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to U.S. Bank National Association, which is acting as the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “— Conditions to the Exchange Offer,” any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on January 31, 2012, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time on such date. Any such announcement will include the approximate number of securities deposited as of the date of the extension. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “— Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment , and it will extend the offer period, if necessary, so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering

When a holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank National Association, which will act as the exchange agent, at the address set forth below under the heading “— Exchange Agent”; or

•	comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that DTC has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form to the exchange agent and as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstances presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities.

Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that the person acquiring exchange notes in the exchange offer, whether or not that person is the holder, is obtaining them in the ordinary course of its business, and at the time of the commencement of the exchange offer neither the holder nor, to the knowledge of such holder, that other person receiving exchange notes from such holder has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act. If any holder or any other person receiving exchange notes from such holder is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act to be acquired in the exchange offer, the holder or any other person:

•	may not rely on applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the Registration Rights Agreement. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from the issue date of the outstanding notes. Holders of exchange notes will not receive any payment in respect of accrued interest on outstanding notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer. Under the Registration Rights Agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the nonexchanged notes will be credited to an account maintained with DTC.

We will return the outstanding notes or have them credited to DTC, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will be deemed to include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “— The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

DTC’s ATOP program is the only method of processing the exchange offer through DTC. To tender outstanding notes through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent’s message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent’s message. Any instruction through ATOP, such as an agent’s message, is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

In order for your tender through ATOP to be valid, an agent’s message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier), mail or hand delivery, setting forth the name and address of the holder of the outstanding notes tendered, the names in which such outstanding notes are registered, if applicable, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal of Tenders

You may withdraw tenders of your outstanding notes at any time prior to the expiration of the exchange offer.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “— Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn; identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account at the book-entry transfer facility. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we may (a) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (b) extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those outstanding notes, or (c) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn, if we determine, in our reasonable judgment, that (i) the exchange offer violates applicable laws or, any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the prospectus relating to the outstanding notes. After completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Registered & Certified Mail U.S. BANK NATIONAL ASSOCIATION Corporate Trust Services 60 Livingston Avenue St. Paul, MN 55107	Regular Mail or Courier: U.S. BANK NATIONAL ASSOCIATION Corporate Trust Services 60 Livingston Avenue St. Paul, MN 55107	In Person by Hand Only: U.S. BANK NATIONAL ASSOCIATION Corporate Trust Services 60 Livingston Avenue 1st Floor — Bond Drop Window St. Paul, MN 55107	For Information or Confirmation by Telephone: (800) 934-6802

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, legal, printing and related fees and expenses. Notwithstanding the foregoing, holders of the outstanding notes shall pay all agency fees and commissions and underwriting discounts and commissions, if any, attributable to the sale of such outstanding notes or exchange notes.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to those of the outstanding notes. The expenses of the exchange offer will be amortized over the terms of the exchange notes.

Transfer Taxes

Holders who tender their outstanding notes in exchange for exchange notes will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to issue exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes. If satisfactory evidence of payment of such taxes or exception therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder. Notwithstanding the foregoing, holders of outstanding notes shall pay transfer taxes, if any, attributable to the sale of such outstanding notes or of any exchange notes received in connection with this exchange offer. If a transfer tax is imposed for any reason other than the transfer and exchange of outstanding notes to the Company or its order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the applicable holder.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”) and also entered into a new senior secured term loan with a final maturity in 2017 (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes (the “11% Notes”), which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s offer to purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. Pursuant to the Tender Offer holders of the 11% Notes were entitled to receive $1,052.50 per $1,000 in principal amount of 11% Notes tendered, plus accrued and unpaid interest. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the indenture governing the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

The issuance of the 8.5% Notes and the Term Loan Facility and the repurchase and redemption of the 11% Notes are collectively referred to as the 2011 financing transactions.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, Debt Modifications and Extinguishments (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”) for an estimated purchase price of approximately $299.3 million, consisting of cash payments totaling approximately $295.6 million, of which approximately $5.8 million was paid in the first nine months of 2011, and an estimated payable due to the sellers of approximately $3.7 million related to the remaining estimated reimbursement of federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the fourth quarter of 2011.

On July 6, 2010, the Company, through its wholly-owned subsidiary, Linear LLC, acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012).

The acquisitions of Ergotron and Luxor are collectively referred to as the 2010 acquisitions.

The following unaudited pro forma condensed consolidated financial statements include the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 and the first nine months ended October 1, 2011. The unaudited pro forma condensed consolidated financial statements give pro forma effect, where applicable, to the 2011 financing transactions and the 2010 acquisitions as noted above.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 has been prepared by adjusting the actual results for the year ended December 31, 2010 to give effect to the 2011 financing transactions and the 2010 acquisitions as if those transactions had occurred as of January 1, 2010, and they exclude non-recurring items directly attributable to the 2011 financing transactions and 2010 acquisitions, including the pre-tax loss from debt retirement.

The unaudited pro forma condensed consolidated statement of operations for the first nine months ended October 1, 2011 has been prepared by adjusting the actual results for the first nine months ended October 1, 2011 to give effect to the 2011 financing transactions as if those transactions had occurred on January 1, 2010. No pro forma adjustments were necessary for the 2010 acquisitions as the results of Ergotron and Luxor were included for the full period in the actual results for the first nine months ended October 1, 2011.

On April 28, 2011, the Company, through wholly-owned subsidiaries, acquired all of the stock of TV One Broadcast Sales Corporation Barcom (UK) Holdings Limited and Barcom Asia Holdings, LLC (collectively, “TV One”) for approximately $26.0 million. The acquisition of TV One is included in the Company’s historical balance sheet as of October 1, 2011 and the results of operations are not material for any of the periods presented and accordingly have not been included in the pro forma statement of operations for the year ended December 31, 2010 or the first nine months ended October 1, 2011 (prior to the date of acquisition).

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the transactions described above taken place on the dates indicated above, nor are they necessarily indicative of our future results of operations. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere herein.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Nortek Historical	Pro-Forma Adjustments				Pro Forma
	Year Ended	2010		2011 Financing		Year Ended
	Dec. 31, 2010	Acquisitions		Transactions		Dec. 31, 2010
	(Amounts in millions, except shares and per share data)

Net sales	$1,899.3	$195.3	(a)	$—		$2,094.6
Costs and Expenses:
Cost of products sold	1,391.8	129.2	(b)	—		1,521.0
Selling, general and administrative expense, net	399.9	41.4	(c)	—		441.3
Amortization of intangible assets	37.0	13.1	(d)	—		50.1

	1,828.7	183.7		—		2,012.4

Operating earnings	70.6	11.6		—		82.2
Interest expense	(95.7)	(25.4	)(e)	19.1	(g)	(102.0)
Investment income	0.1	—		—		0.1

(Loss) earnings before (benefit) provision for income taxes	(25.0)	(13.8)		19.1		(19.7)
(Benefit) provision for income taxes	(11.6)	(6.4	)(f)	7.5	(i)	(10.5)

Net (loss) earnings	$(13.4)	$(7.4)		$11.6		$(9.2)

Basic loss per Share	$(0.89)					$(0.61)

Diluted loss per Share	$(0.89)					$(0.61)

Weighted Average Common Shares:
Basic	15,000,000					15,000,000
Diluted	15,000,000					15,000,000

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FIRST NINE MONTHS ENDED OCTOBER 1, 2011

		Pro-Forma
	Nortek Historical	Adjustments		Pro Forma
	1st 9 Months Ended	2011		1st 9 Months Ended
	October 1, 2011	Transactions		October 1, 2011
	(Amounts in millions, except shares and per share data)

Net sales	$1,605.3	$—		$1,605.3
Costs and Expenses:
Cost of products sold	1,183.3	—		1,183.3
Selling, general and administrative expense, net	351.4	—		351.4
Amortization of intangible assets	33.9	—		33.9

	1,568.6	—		1,568.6

Operating earnings	36.7	—		36.7
Interest expense	(81.0)	7.1	(g)	(73.9)
Loss from debt retirement	(33.8)	33.8	(h)	—
Investment income	0.1	—		0.1

(Loss) earnings before (benefit) provision for income taxes	(78.0)	40.9		(37.1)
(Benefit) provision for income taxes	(22.9)	16.2	(i)	(6.7)

Net (loss) earnings	$(55.1)	$24.7		$(30.4)

Basic loss per Share	$(3.64)			$(2.01)

Diluted loss per Share	$(3.64)			$(2.01)

Weighted Average Common Shares:
Basic	15,121,093			15,121,093
Diluted	15,121,093			15,121,093

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS PRESENTED

Pro Forma Adjustments related to the 2010 Acquisitions:

		For the Year
		Ended
		Dec. 31, 2010

(a)	Net Sales
	Net sales related to 2010 acquisitions for the period prior to the Company acquiring such entities	$195.3

(b)	Cost of products sold
	Cost of products sold related to 2010 acquisitions for the period prior to the Company acquiring such entities	$122.8
	Additional amortization of the estimated inventory fair value adjustment recorded in connection with the purchase accounting	7.2
	Reduction in depreciation expense related to the estimated property, plant and equipment fair value adjustments recorded in connection with the purchase accounting	(0.8)

		$129.2

(c)	Selling, general and administrative expense, net (“SG&A”)
	SG&A related to 2010 acquisitions for the period prior to the Company acquiring such entities	$48.1
	Eliminate acquisition costs	(7.2)
	Record annual incentive bonuses per purchase and sales agreement	3.4
	Eliminate royalty payment that was eliminated under terms of the purchase and sales agreement	(2.4)
	Reduction in depreciation expense related to the estimated property, plant and equipment fair value adjustments recorded in connection with the purchase accounting	(0.5)

		$41.4

(d)	Amortization of intangible assets
	Amortization of intangible assets related to 2010 acquisitions for the period prior to the Company acquiring such entities	$0.4
	Additional estimated amortization expense related to the estimated intangible asset fair value adjustments recorded in connection with the purchase accounting	12.7

		$13.1

(e)	Interest expense
	Interest expense related to 2010 acquisitions for the period prior to the Company acquiring such entities	$(0.1)
	Additional estimated interest expense related to the November 2010 issuance of the Company’s 10% Notes and additional borrowings under its ABL Facility in conjunction with the acquisition of Ergotron	(25.3)

		$(25.4)

(f)	Benefit for income taxes
	Record estimated benefit for income taxes related to the above adjustments	$(6.4)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS PRESENTED

Pro Forma Adjustments related to the 2011 Financing Transactions:

			For the First
		For the Year	Nine Months
		Ended	Ended
		Dec. 31, 2010	October 1, 2011

(g)	Interest Expense
	Reduction in interest expense related to the assumed debt retirement of the Company’s 11% Notes	$82.9	$26.9
	Additional estimated interest expense related to the issuance of the Company’s 8.5% Notes	(42.5)	(13.4)
	Additional estimated interest expense related to borrowings under the Company’s Term Loan Facility	(18.3)	(5.7)
	Amortization of deferred financing costs and debt discount associated with the issuance of the Company’s 8.5% Notes and borrowings under the Term Loan Facility	(3.0)	(0.7)

		$19.1	$7.1

(h)	Loss from debt retirement
	Eliminate loss from debt retirement	$—	$33.8

(i)	Provision for income taxes
	Record estimated provision for income taxes related to the above adjustments	$7.5	$16.2

SELECTED CONSOLIDATED FINANCIAL DATA

The table below summarizes our selected consolidated financial information as of and for the periods indicated. You should read the following selected consolidated financial data together with our consolidated financial statements and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein, and “— Liquidity and Capital Resources,” included therein. The following selected consolidated financial data should be read in conjunction with our audited and unaudited consolidated financial statements and related notes, included elsewhere herein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Under fresh-start reporting a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values (“Fresh Start Accounting”). Accordingly, our consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings (Successor) are not comparable to our consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings (Predecessor).

As more fully described in the notes to our consolidated financial statements, we have restated our previously issued financial statements to reflect a change in the presentation of the cancellation of Predecessor (as defined) stockholders’ investment (deficit) resulting from the Predecessor’s emergence from Chapter 11 and the application of fresh-start accounting. All applicable financial information in this “Selected Consolidated Financial Data” gives effect to this restatement.

	Successor				Predecessor
					Period from
			For the Year	Period from	Jan. 1, 2009 -
	First Nine Months Ended		Ended	Dec. 20, 2009 -	Dec. 19, 2009		For the Years Ended December 31,
	October 1, 2011	October 2, 2010	Dec. 31, 2010	Dec. 31, 2009	(Restated)		2008	2007		2006
Consolidated Summary of Operations:
Net sales	$1,605.3	$1,436.5	$1,899.3	$44.0	$1,763.9		$2,269.7	$2,368.2		$2,218.4
Pre-petition reorganization items(1)	—	—	—	—	(22.5)		—	—		—
Goodwill impairment charge(2)	—	—	—	—	(284.0)		(710.0)	—		—
Operating earnings (loss)	36.7	58.0	70.6	(1.2)	(203.4)		(610.0)	185.5		267.0
(Loss) earnings before Gain on Reorganization Items, net	(78.0)	(11.8)	(25.0)	(4.8)	(338.8)		(753.8)	65.5		153.6
Gain on Reorganization Items, net(1)	—	—	—	—	619.1		—	—		—
Net (loss) earnings	(55.1)	(3.3)	(13.4)	(3.4)	195.3		(780.7)	32.4		89.7
(Loss) earnings per share:
Basic(3)	$(3.64)	$(0.22)	$(0.89)	$(0.23)	$65,100.00		$(260,233.33)	$10,800.00		$29,900.00
Diluted(3)	$(3.64)	$(0.22)	$(0.89)	$(0.23)	$65,100.00		$(260,233.33)	$10,800.00		$29,900.00
Financial Position and Other Financial Data:
Unrestricted cash, investments and marketable securities	$57.2	$53.2	$57.7	$89.6	$86.7		$182.2	$53.4		$57.4
Working capital(4)	312.2	280.4	330.5	320.8	323.3		352.7	207.2		211.1
Total assets	1,986.0	1,576.1	1,971.1	1,618.9	1,643.4		1,980.3	2,706.8		2,627.3
Total debt —
Current	36.0	18.4	17.8	49.9	53.8		53.9	96.4		43.3
Long-term	1,146.9	777.2	1,101.8	835.4	835.4		1,545.5	1,349.0		1,362.3
Current ratio(5)	1.7:1	1.7:1	1.9:1	1.9:1	1.9:1		1.8:1	1.4:1		1.4:1
Debt to equity ratio(6)	11.6:1	4.7:1	7.1:1	5.2:1	5.2:1		—	2.3:1		2.5:1
Depreciation and amortization expense, including non-cash interest	75.9	74.1	93.8	6.2	103.2		76.9	70.7		66.5
Capital expenditures	13.9	12.6	19.8	0.5	17.9		25.4	36.4		42.3
Stockholders’ investment (deficit)	101.6	169.8	158.8	170.1	172.0		(219.8)	618.7		563.1
Ratio of earnings to fixed charges(7)	—	—	—	—	2.9	x	—	1.5	x	2.2	x

(1)	See Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements, included elsewhere herein.

(2)	Non-cash goodwill impairment charges were recognized in consolidated operating loss and net earnings (loss) for the Predecessor Period from January 1, 2009 to December 19, 2009 and the year ended December 31, 2008. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements, included elsewhere herein.

(3)	See Note D, “(Loss) Earnings per Share”, to the unaudited condensed consolidated financial statements and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements, included elsewhere herein.

(4)	Working capital is computed by subtracting current liabilities from current assets.

(5)	Current ratio is computed by dividing current assets by current liabilities.

(6)	Debt to equity ratio is computed by dividing total debt by total stockholders’ investment.

(7)	These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating this ratio, “earnings” consist of earnings from continuing operations before provision for income taxes and fixed charges. “Fixed Charges” consist of interest expense and the estimated interest portion of rental payments on operating leases. Earnings were insufficient to cover fixed charges for the historical results for the first nine months ended October 1, 2011 and October 2, 2010, the year ended December 31, 2010, the period from December 20, 2009 to December 31, 2009 and the year ended December 31, 2008 by approximately $78.0 million, $11.8 million, $25.0 million, $4.8 million and $753.8 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Nortek, Inc. and its wholly-owned subsidiaries are diversified manufacturers of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The RVP segment manufactures and sells room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the DIY market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The TECH segment, formerly known as the Home Technology Products segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment include audio/video distribution and control equipment, security and access control products, and digital display mounting and mobility products.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

Basis of Presentation

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The third quarters ended October 1, 2011 (“third quarter of 2011”) and October 2, 2010 (“third quarter of 2010”) each include 91 days. The first nine months ended October 1, 2011 (“first nine months of 2011”) and October 2, 2010 (“first nine months of 2010”) include 274 days and 275 days, respectively. Operating results for the third quarter and first nine months of 2011 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2011.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand Nortek, Inc., our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes, included elsewhere herein. Unless the context requires otherwise, the terms “Nortek,” “Company,” “we” and “our” in this MD&A refer to Nortek, Inc. and its wholly-owned subsidiaries.

As more fully described in the notes to our consolidated financial statements, we have restated our previously issued financial statements to reflect a change in the presentation of the cancellation of Predecessor

(as defined) stockholders’ investment (deficit) resulting from the Predecessor’s emergence from Chapter 11 and the application of fresh-start accounting. All applicable financial information in this MD&A gives effect to this restatement.

Second Quarter 2011 Financing Transactions

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”) and also entered into a new senior secured term loan with a final maturity in 2017 (the “Term Loan Facility”). Under the Term Loan Facility, the Company borrowed $350.0 million aggregate principal amount at a 5.25% interest rate on April 26, 2011. As discussed further below in “Liquidity and Capital Resources,” the Company principally used the net proceeds from the 8.5% Notes and the Term Loan Facility to repurchase or redeem all of the Company’s 11% Senior Secured Notes due 2013 (the “11% Notes”), which had an outstanding aggregate principal balance of approximately $753.3 million.

Based on the initial interest rate of 5.25% for the Term Loan Facility, the Company expects that its annual cash interest costs will be reduced by approximately $22.0 million as a result of the debt transactions described above. Approximately $82.9 million of annual cash interest related to the 11% Notes was eliminated and replaced by approximately $60.9 million of annual cash interest related to the 8.5% Notes and the Term Loan Facility.

2009 Bankruptcy and Reorganization

On December 17, 2009, we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure.

As a result of the Reorganization, approximately $1.3 billion of debt was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On December 17, 2009 (the “Effective Date”), we emerged from bankruptcy as a reorganized company with a new capital structure. See “Business — Current Capital Structure,” included elsewhere herein, for a description of our capital structure.

Adoption of Fresh-Start Accounting

On December 19, 2009, in connection with the Reorganization, we adopted fresh-start accounting in accordance with ASC 852. Fresh-start accounting requires all assets and liabilities to be recorded at fair value. As a result of the application of fresh-start accounting, our post-emergence financial results (for all periods ending after December 19, 2009) are presented as the “Successor” or “2009 Successor Period” and our pre-emergence financial results (for all periods ending through December 19, 2009) are presented as the “Predecessor” or “2009 Predecessor Period”. Financial statements prepared under accounting principles generally accepted in the United States do not straddle the Effective Date because, in effect, the Successor represents a new entity. Due to the adoption of fresh-start accounting, the results of the Successor Period are not comparable to Predecessor Periods. For the readers’ convenience, the Successor Period from December 20, 2009 to December 31, 2009 and the Predecessor Period from January 1, 2009 to December 19, 2009 have been combined for certain purposes and are collectively referred to as “2009” for purposes of this MD&A.

In 2009, we recognized a gain of approximately $488.1 million for reorganization items as a result of the bankruptcy proceedings. This gain reflects the cancellation of our pre-petition debt, partially offset by the recognition of certain of our new equity and debt obligations, as well as professional fees incurred as a direct result of the bankruptcy proceedings.

In 2009, we also recognized a net gain of approximately $131.0 million related to the valuation of our assets and liabilities upon emergence from Chapter 11 bankruptcy proceedings.

In addition, we recognized charges of approximately $22.5 million in the 2009 Predecessor Period as a result of the bankruptcy proceedings.

For additional information regarding the bankruptcy proceedings, reorganization items, and fresh-start accounting adjustments see Note 1, “Basis of Presentation”, Note 2, “Reorganization Under Chapter 11 and Current Capital Structure” and Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements, included elsewhere herein.

Industry Overview

Critical factors affecting our future performance, including our level of sales, profitability and cash flows, are the levels of residential remodeling and replacement activity and new residential and non-residential construction activity. These factors are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in residential and non-residential new construction and, to a lesser extent, residential and non-residential remodeling and replacement spending, which would result in a decrease in our sales, profitability and cash flows.

Instability in the credit and financial markets, troubles in the mortgage market, the level of unemployment and the decline in home values have had a negative impact on residential and non-residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures. These factors have had an adverse effect on our operating results for the last three years.

Changes in key industry activity affecting our businesses in the United States for the third quarter and first nine months of 2011, the fourth quarter of 2010 and the full years ended 2010, 2009 and 2008 as compared to the prior comparable periods were as follows:

		% Increase (Decrease)
	Source of	3rd Quarter	Ist 9 months	4th Quarter
	Data	2011	2011	2010	2010	2009	2008

Private residential construction spending	1	(3)%	(3)%	(7)%	(3)%	(30)%	(29)%
Total housing starts	1	6%	(2)%	(3)%	6%	(39)%	(33)%
New home sales	1	4%	(9)%	(21)%	(14)%	(23)%	(38)%
Existing home sales	2	18%	—%	(19)%	(5)%	5%	(13)%
Residential improvement spending	1	(4)%	2%	(5)%	—%	(7)%	(14)%
Central air conditioning and heat pump shipments	3	11%	13%	(4)%	—%	(12)%	(9)%
Private non-residential construction spending	1	6%	—%	(12)%	(24)%	(15)%	10%
Manufactured housing shipments	1	3%	(7)%	(16)%	—%	(39)%	(14)%
Residential fixed investment spending	4	2%	(3)%	(6)%	(4)%	(23)%	(24)%

Source of data:

(1)	U.S. Census Bureau

(2)	National Association of Realtors

(3)	Air Conditioning and Refrigeration Institute

(4)	U.S. Bureau of Economic Analysis

In addition, according to the Canada Mortgage and Housing Corporation, Canadian housing starts increased approximately 6% in the third quarter of 2011 as compared to the third quarter of 2010, decreased approximately 1% in the first nine months of 2011 as compared to the first nine months of 2010, increased approximately 1% in the fourth quarter of 2010 as compared to the fourth quarter of 2009, increased approximately 27% for the full year of 2010 as compared to the full year of 2009, decreased approximately 29% for the full year of 2009 as compared to the full year of 2008 and decreased approximately 8% for the full year of 2008 as compared to the full year of 2007.

In 2010 approximately 50% of consolidated net sales were made through distributors, wholesalers and similar channels, approximately 19% were to commercial HVAC markets, approximately 16% were to retailers (of which approximately 10% were sold to the four largest home center retailers), approximately 10% were private label sales and approximately 5% were to manufactured housing original equipment manufacturers and aftermarket dealers.

Our HVAC business serving the commercial construction market was approximately 19% and 22% of consolidated net sales for 2010 and 2009, respectively, versus approximately 23% of consolidated net sales in 2008. The decrease in the commercial HVAC business in 2010 is due, in part, to a decrease in sales volume of air handlers at certain U.S. subsidiaries.

During 2008, and continuing into 2009, we instituted cost reduction measures by implementing initiatives to significantly reduce discretionary spending and achieve reductions in workforce across all of our businesses given the rapidly changing and challenging economic environment. As a result of these initiatives, we reduced expense levels by approximately $75.7 million during 2009 as compared to 2008. Our total selling, general and administrative expense, net (“SG&A”) was approximately $86.9 million lower, approximately $43.2 million of which was the result of these cost reduction measures, for 2009 over 2008. Overhead expense, including freight costs, charged to cost of products sold was approximately $80.1 million lower, approximately $32.5 million of which was the result of these cost reduction measures, for 2009 over 2008. These lower expense levels reflect both reductions in spending levels and lower expenses, in part, as a result of a decline in sales volume.

The demand for certain of our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during winter months usually reduces the level of building and remodeling activity in both home improvement and new construction markets, thereby reducing our sales levels during the first and fourth quarters.

We are subject to the effects of changing prices and the impact of inflation which could have a significant adverse effect on our results of operations. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase costs in the future. During the first nine months of 2011, we experienced higher material costs as a percentage of net sales as compared to the same period of 2010 related primarily to changes in product mix, higher prices related to the purchase of purchased components, such as electrical components, plastics and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Excluding the effect of acquisitions, freight costs remained unchanged during the third quarter of 2011 as compared to the third quarter of 2010 and increased slightly during the first nine months of 2011 as compared to the first nine months of 2010. This increase in freight costs during the first nine months of 2011 is primarily due to increased fuel costs worldwide. These increases were partially offset by a decrease in ocean freight costs in the first nine months of 2011 due to overcapacity in the ocean market. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

During the past three years, the following have been our major purchases, expressed as a percentage of consolidated net sales, of raw materials and purchased components:

	For the Year Ended
	December 31,
	2010	2009	2008

Steel	5%	5%	6%
Motors	5%	5%	4%
Compressors	4%	3%	3%
Copper	2%	2%	3%
Electrical	2%	2%	2%
Packaging	2%	2%	1%
Plastics	1%	1%	1%
Aluminum	1%	1%	1%
Fans & Blowers	1%	1%	1%

Outlook

Our outlook for the remainder of 2011 is for the housing markets to remain weak. Continued low consumer confidence, high unemployment levels and a continued high level of foreclosures are expected to continue to depress the housing markets. The non-residential market, which slowed in 2010, is expected to remain weak throughout 2011. These continued depressed market conditions, together with commodity cost pressures, continue to challenge our 2011 performance.

We are looking at our business with a long-term view and a continued focus on our low-cost country sourcing strategy and cost reduction initiatives. Balance sheet management is an extremely important priority for all of our businesses in order to maximize cash flow from operating activities. During this challenging environment, we will fund necessary capital investments that will improve our business operations. In 2010, we spent approximately $19.8 million on capital expenditures. In 2011, we expect to spend between approximately $20.0 million and $25.0 million on capital expenditures, of which approximately $13.9 million was spent during the first nine months of 2011.

Acquisitions

We have made the following acquisitions since January 1, 2010:

Reporting Segment	Acquired Company	Acquisition Date	Primary Business of Acquired Company

TECH	Skycam, LLC (“Luxor”)	July 6, 2010	Distribution and sale of security cameras and digital video recorders via the Internet.
TECH	Ergotron, Inc.	December 17, 2010*	Design, manufacture and sale of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world.
TECH	TV One Broadcast Sales Corporation; Barcom (UK) Holdings Limited; and Barcom Asia Holdings, LLC	April 28, 2011	Design, manufacture, and sale of a complete range of video signal processing products for the professional audio/video and broadcast markets.

*	We selected December 31, 2010 as the date to record the acquisition of Ergotron, Inc. as the effect of using December 31, 2010, instead of December 17, 2010, was not material to our financial condition or results of operations for fiscal 2010. Accordingly, the accompanying consolidated statement of operations for the year ended December 31, 2010 does not include any activity related to Ergotron, Inc. for the period from December 18, 2010 to December 31, 2010.

Critical Accounting Policies

This MD&A is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Certain of our accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based upon our historical experience, current trends and other information available, as appropriate. If actual conditions are different from those assumptions used in our judgments, actual results could be materially different from our estimates. Our critical accounting policies are discussed below.

Revenue Recognition, Accounts Receivable and Related Expenses

We recognize sales based upon shipment of products to customers and have procedures in place at each of our subsidiaries to ensure that an accurate cut-off is obtained for each reporting period.

Allowances for cash discounts, volume rebates, other customer incentive programs and gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed to with our various customers, which are typically earned by the customer over an annual period. We record periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period, and the contractual provisions of the customer agreements. For calendar year customer agreements, we are able to adjust our periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, we record estimates at December 31 consistent with the above described methodology. Customers are generally not required to provide collateral for purchases. As a result, at the end of any given reporting period, the amounts recorded for these allowances are based upon estimates of the likely outcome of future sales with the applicable customers and may require adjustment in the future if the actual outcome differs. We believe that our procedures for estimating such amounts are reasonable.

Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return, while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction. We believe that our procedures for estimating such amounts are reasonable.

Provisions for the estimated allowance for doubtful accounts are recorded in SG&A. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis such as changes in economic conditions, past due and nonperforming accounts, bankruptcies or other events affecting particular customers. We also periodically evaluate the adequacy of our allowance for doubtful accounts recorded in our consolidated balance sheet as a further test to ensure the adequacy of the recorded provisions. The analysis for allowance for doubtful accounts often involves subjective analysis of a particular customer’s ability to pay. As a result, significant judgment is required in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable.

Inventory Valuation

We value inventories at the lower of the cost or market with approximately 31% of our inventory at December 31, 2010 valued using the last-in, first-out (“LIFO”) method and the remainder valued using the first-in, first-out (“FIFO”) method. On December 19, 2009, inventories were adjusted to their fair value in connection with the application of fresh-start accounting (see Note 3, “Fresh-Start Accounting (Restated)”, and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere herein). In connection with both LIFO and FIFO inventories, we record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold. We believe that our procedures for estimating such amounts are reasonable.

Income Taxes

We account for income taxes using the liability method in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in our consolidated financial statements and the amounts included in our federal, state and foreign income tax returns to be recognized in the balance sheet. As we generally do not file our income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future. We require each of our subsidiaries to submit year-end tax information packages as part of the year-end financial statement closing process so that the information used to estimate the deferred tax accounts at December 31 is reasonably consistent with the amounts expected to be included in the filed tax returns. ASC 740 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference. As such, we have historically had prepaid income tax assets due principally to the unfavorable tax consequences of recording expenses for required book reserves for such things as, among others, bad debts, inventory valuation, insurance, product liability and warranty that cannot be deducted for income tax purposes until such expenses are actually paid. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have historically not resulted in material adjustments to income tax expense in subsequent periods when the estimates are adjusted to the actual filed tax return amounts, although there may be reclassifications between the current and long-term portion of the deferred tax accounts.

In connection with the filing of our U.S. federal tax return for the period ended December 17, 2009 in the third quarter of 2010, we made an election to capitalize for tax purposes research and development costs. This election resulted in the creation of a deferred tax asset that will be amortized over a 10 year period. As a result of this election, we recorded a deferred tax benefit of approximately $10.9 million, including a state tax benefit of approximately $1.0 million, in 2010.

Goodwill and Other Long-Lived Assets

Evaluation of Goodwill Impairment

Our accounting for acquired goodwill and intangible assets requires considerable judgment in the valuation of acquired goodwill and other long-lived assets, and the ongoing evaluation of goodwill and other long-lived assets impairment. Goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including a significant adverse change in the business climate, among others. We have set the annual evaluation date as of the first day of our fiscal fourth quarter. The reporting units evaluated for goodwill impairment have been determined to be the same as our operating segments and include RVP, TECH, R-HVAC and C-HVAC. Subsequent to December 17, 2009, only the RVP and TECH reporting units have goodwill and therefore are the only reporting units that currently are required to be evaluated for goodwill impairment.

We utilize a combination of a discounted cash flow (“DCF”) approach and an earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple approach in order to value our reporting units required to be tested for impairment. The DCF approach requires that we forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that is derived, in part, from comparable companies within similar industries. The DCF calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. The EBITDA multiple approach requires that we estimate certain valuation multiples of EBITDA derived from comparable companies and apply those derived EBITDA multiples to the applicable reporting unit EBITDA for the selected EBITDA measurement periods. We then evaluate what we believe to be the appropriate weighted average of the DCF approach and the EBITDA multiple approach in order to arrive at our valuation conclusion.

The key assumptions used in order to determine the appropriate WACC rates for the DCF approach for each reporting unit (only RVP and TECH for 2010) are as follows:

•	A risk free rate based on the 20-year Treasury bond yield.

•	A market risk premium based on our assessment of the additional risk associated with equity investment that is determined, in part, through the use of published historical equity risk studies as adjusted for the business risk index for each reporting unit. The business risk index is derived from comparable companies and measures the estimated stock price volatility. We used an overall equity risk premium of 6% for all reporting units and periods discussed below, which was then adjusted by multiplying the applicable reporting unit business risk index to arrive at the market risk premium. As such, changes in the market risk premium between periods reflect changes in the business risk index for the reporting units.

•	Comparable company and market interest rate information is used to determine the cost of debt and the appropriate long-term capital structure in order to weight the cost of debt and the cost of equity into an overall WACC.

•	A size risk premium based on the value of the reporting unit that is determined through the use of published historical size risk premia data.

•	A specific risk premium for the cost of equity, as necessary, which factors in overall economic and stock market volatility conditions at the time the WACC is estimated. We used a 2% specific risk premium for all reporting units and periods discussed below.

We perform the following analyses, if necessary, on an interim basis in order to determine if events or circumstances have changed such that it is more likely than not that the fair value of any of our applicable reporting units are below the respective carrying amounts:

•	We review public information from competitors and other industry information to determine if there are any significant adverse trends in the competitors’ businesses, such as significant declines in market capitalization or significant goodwill impairment charges that could be an indication that the goodwill of our reporting units is potentially impaired.

•	We review and update, if necessary, our long-term 5-year financial projections and compare the amounts to the prior long-term 5-year projections to determine if there has been a significant adverse change that could materially lower our prior valuation conclusions for any of the reporting units under both the DCF approach and EBITDA multiple approach.

•	We update our analyses of the WACC rates for each reporting unit in order to determine if there have been any significant increases in the rates, which could materially lower our prior valuation conclusions for any of the reporting units under the DCF approach.

•	We update our analyses of comparable company EBITDA multiples in order to determine if there have been any significant decreases in the multiples, which could materially lower our prior valuation conclusions for any of the reporting units under the EBITDA multiple approach.

•	We determine the current carrying value for each reporting unit as of the end of the quarter and compare it to the prior quarter amount in order to determine if there has been any significant increase that could impact our prior goodwill impairment assessments.

•	We also, as necessary, run pro forma models substituting the new assumption information derived from the above analyses to determine the impact that such assumption changes would have had on the prior valuations. These pro forma calculations assist us in determining whether or not the new valuation assumption information would have resulted in a significant decrease in the fair value of any of the reporting units.

Based on these analyses, we would make a final determination for any applicable reporting unit with goodwill as to whether or not an interim “Step 1 Test” is required for any interim period under ASC Topic 350, “Goodwill and Other” (“ASC 350”). The Step 1 Test compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value is lower than the carrying value, there is an indication of goodwill impairment and a “Step 2 Test” is required. If the estimated fair value of the reporting unit exceeds the carrying value, no further goodwill impairment testing is required.

October 3, 2010 Annual Impairment Test

The Company performed its annual tests of goodwill impairment as of the first day of the fourth quarter of 2010, or October 3, 2010, utilizing the same approaches as described previously. The Company believes that its procedures performed and estimates used to determine the fair value of the reporting units as of October 3, 2010 were reasonable and consistent with market conditions at the time of estimation. The results of the Step 1 Tests performed as of October 3, 2010 indicated that the fair value of the RVP and TECH reporting units exceeded its carrying value and, as such, no additional goodwill impairment analysis was required.

For the 2010 annual impairment test for RVP and TECH, the Company used a similar valuation approach as we used to determine the fair values of the reporting units in connection with fresh-start accounting. The adoption of fresh-start accounting in 2009 resulted in a significant reduction in goodwill for RVP and the elimination of all remaining goodwill for TECH, R-HVAC and C-HVAC. Prior to October 3, 2010, the Company acquired SkyCam LLC on July 6, 2010, which resulted in the recognition of $7.3 million of goodwill that was included in our annual goodwill impairment testing. The Ergotron acquisition, which resulted in estimated goodwill of approximately $130.0 million, occurred subsequent to the annual impairment testing and therefore was not required to be included in the annual test. We determined that there were no indicators of impairment as of December 31, 2010, therefore no interim impairment testing was required for the RVP or TECH reporting units.

For the 2010 annual impairment test for RVP, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA approach, which we determined to be the most representative allocation for the measurement of the long-term fair value. The RVP valuation as of October 3, 2010 assumed a taxable transaction with a WACC of 12.5% and EBITDA multiples in the range of 6.5x to 7.5x for the selected measurement periods of 2009, latest twelve months through October 3, 2010 and forecasted 2010. The fair value of RVP was lower by 1.5% as compared to the fresh-start accounting valuation for RVP as the net impact of the valuation assumption changes was not material.

For the 2010 annual impairment test for TECH, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA approach, which we determined to be the most representative allocation for the measurement of the long-term fair value. The TECH valuation as of October 3, 2010, assumed a taxable transaction with a WACC of 12.9% and EBITDA multiples in the range of 7.5x to 9.0x for the selected measurement periods of 2009, latest twelve months through October 3, 2010 and forecasted 2010. The fair value of TECH was higher by 17.8% as compared to the fresh-start accounting valuation for TECH, principally due to improved actual EBITDA and forecasted cash flows as compared to the fresh-start reporting valuation.

We believe that our assumptions used to determine the fair value of RVP and TECH as of October 3, 2010 were reasonable. As discussed above, if different assumptions were used, particularly with respect to estimating future cash flows, weighted average costs of capital and terminal growth rates, different estimates of fair value may have resulted. The Company estimates that the fair value of RVP and TECH would have needed to be reduced by approximately 31.5% and 16.9%, respectively, to reduce the estimated fair value to an amount below the carrying value for RVP and TECH, respectively.

July 4, 2009 Interim Impairment Test and TECH Goodwill Charge

In connection with our July 4, 2009 quarterly analyses, we determined that interim Step 1 Testing was required for each of the reporting units, primarily due to reductions in the long-term 5-year forecasts for each reporting unit as discussed further below. The results of our interim Step 1 Testing as of July 4, 2009 indicated that there was potential impairment at our TECH reporting unit and, in accordance with ASC 350, we recorded an estimated $250.0 million goodwill impairment charge for the TECH reporting unit as of July 4, 2009 based on our interim Step 2 analysis (see below for further discussion).

We used a combination of a DCF approach weighted at 70% and an EBITDA multiple approach weighted at 30% in order to determine the estimated fair values under Step 1 Testing, which was consistent with the historical valuation approach that we have used in prior years as updated to reflect what we believed to be the most appropriate weighting to the DCF approach and EBITDA multiple approach.

The following is a summary of the WACC rates by reporting unit used for the DCF approach as of July 4, 2009 and December 31, 2008.

Reporting Unit	7/4/2009	12/31/2008

RVP	11.8%	12.0%
TECH	12.4	12.8
R-HVAC	17.2	18.0
C-HVAC	17.2	18.0

The reduction in the RVP and TECH WACC rates from December 31, 2008 to July 4, 2009 was principally due to a 0.3% reduction in the risk free rate assumption. The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to July 4, 2009 was principally due to a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.3% reduction in the risk free rate assumption. The principal differences between the RVP and TECH WACC rates and the R-HVAC and C-HVAC rates were higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

For the EBITDA multiple approach, we performed a comparable company analysis and determined that an EBITDA multiple of 7x was appropriate to use for each of the reporting units for both the 2009 forecast and 2010 forecast measurement periods (see below for EBITDA multiples used at December 31, 2008).

As indicated above, the results of the Step 1 Tests performed as of July 4, 2009 indicated that the carrying value of the TECH reporting unit exceeded the estimated fair value determined by us and, as such, a Step 2 Test was required for this reporting unit (see below for further discussion). The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further impairment analysis was required for these reporting units as of July 4, 2009.

We believe that our assumptions used to determine the fair values as of July 4, 2009 for our reporting units were reasonable. As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, estimated

EBITDA and selected EBITDA multiples, different estimates of fair value may result and there could have been the potential that an additional impairment charge could have resulted.

The preliminary Step 2 Test for TECH for the second quarter of 2009 required us to measure the potential impairment loss by allocating the estimated fair value of the TECH reporting unit, as determined in Step 1, to TECH’s assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test for TECH under ASC 350 required us to perform a theoretical purchase price allocation for TECH to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests, and the timing of our determination of the goodwill impairment, we had not finalized our Step 2 Tests at the end of the second and third quarters of 2009. In accordance with the guidance in ASC 350, we completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the second quarter of 2009 of approximately $250.0 million for TECH.

During the fourth quarter of 2009, we completed our Step 2 Testing under ASC 350 for the TECH reporting unit by performing the following procedures, among others:

•	Finalized the detailed appraisals used to determine the estimated fair value of intangible assets, real estate and machinery and equipment in accordance with methodologies for valuing assets under ASC Topic 805, “Business Combinations” (“ASC 805”).

•	Finalized the analysis to determine the estimated fair value adjustment required for inventory.

•	Finalized the deferred tax analysis, which included determining the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 Test.

We believe that the procedures performed and estimates used in the theoretical purchase price allocation for TECH required for Step 2 Testing under ASC 350 were reasonable and in accordance with the guidelines for acquisition accounting included in ASC 805 to determine the theoretical fair value of the assets and liabilities of the TECH reporting unit used in the Step 2 Testing.

As a result of the completion of the Step 2 Testing, we recorded a final goodwill impairment charge for the TECH reporting unit as of July 4, 2009 of approximately $284.0 million. This represented an increase in the goodwill impairment charge of approximately $34.0 million, which was recorded in the Predecessor period from October 4, 2009 to December 19, 2009. The primary reasons for the change from the preliminary goodwill impairment charge recorded in the second quarter of 2009 were changes in the theoretical valuation of intangible assets from the initial estimate used, net of the related deferred tax impact.

October 4, 2009 Annual Impairment Test

Our long-term 5-year forecast prepared in the second quarter of 2009 included the following macroeconomic assumptions, among others:

•	A continued downward outlook for 2009 due to (i) tepid demand from homebuilders, (ii) a challenging environment for existing home sales and (iii) decreased discretionary spending by consumers and businesses.

•	We expected U.S. housing starts, which is a key driver of demand for our products, to bottom out in 2009 and achieve growth beginning in 2010 and continue through the forecast period.

•	We expected residential fixed investment to resume growth in 2010 and expected non-residential construction to decline in 2010, increase in 2011 and continue to increase through the forecast period.

Although we experienced some improvement in EBITDA for 2009 over the amounts forecasted in the second quarter of 2009 due to cost control measures that we put in place, we determined that no significant changes were necessary to the long-term cash flow forecasts that we prepared in the second quarter of 2009 in connection with the cash flow forecasts used for our annual goodwill impairment test.

As a result of our bankruptcy reorganization and the related tax consequences, we determined during our annual impairment testing that the most likely disposal of the reporting units would be in a taxable versus non-taxable transaction scenario, which represented a change from prior valuations where non-taxable transactions were assumed. The taxable transaction scenario required that we include in the DCF approach valuation the fair value of the estimated additional tax benefit that would be derived from the buyer having a taxable basis in the assets in the assumed transaction scenario under ASC 350.

For the 2009 annual impairment test, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA multiple approach, which we determined to be the most representative allocation for the measurement of the long-term fair value of the reporting units. Prior to October 4, 2009, we had used a weighted average of 70% of the DCF approach and 30% of the EBITDA multiple approach. The adjustment to the allocation percentages used reflected our belief that there was still significant risk in the overall worldwide economy that could impact the future projections used in the DCF approach and therefore increasing the allocation to the EBITDA multiple approach provided better balance to the shorter-term valuation conclusions under the EBITDA multiple approach and the longer-term valuation conclusions under the DCF approach.

The following is a summary of the WACC rates by reporting unit used for the DCF Approach as of October 4, 2009 and December 31, 2008.

Reporting Unit	10/4/2009	12/31/2008

RVP	12.1%	12.0%
TECH	12.2	12.8
R-HVAC	16.9	18.0
C-HVAC	16.9	18.0

The increase in the RVP WACC rate from December 31, 2008 to October 4, 2009 was principally due to the fact that the 0.6% reduction in the risk free rate assumption was more than offset by changes in other assumptions. The reduction in the TECH WACC rate from December 31, 2008 to October 4, 2009 was principally due to a 0.6% reduction in the risk free rate assumption. The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to October 4, 2009 was principally due to a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.6% reduction in the risk free rate assumption. The principal differences between the RVP and TECH WACC rates and the R-HVAC and C-HVAC rates were higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

The combined impact of the change in the taxable versus non-taxable transaction scenario assumption, the WACC rates used, and the change in the long-term forecasts as of October 4, 2009 resulted in an approximate 14.1% increase in the DCF approach valuation for RVP from the December 31, 2008 valuation and decreases of approximately 45.4%, 3.9% and 27.9% in the DCF approach valuations for TECH, R-HVAC and C-HVAC, respectively, from the December 31, 2008 valuations. We believe that the assumptions used to determine the fair value for the respective reporting units under the DCF approach were reasonable. If different assumptions were used, particularly with respect to estimating future cash flows, weighted average costs of capital and terminal growth rates, different estimates of fair value may have resulted and there could have been the potential that an impairment charge could have resulted for RVP, R-HVAC and C-HVAC and an additional impairment charge may have been required for the TECH reporting unit.

For the EBITDA multiple approach, we reviewed comparable company information to determine EBITDA multiples and concluded that the following EBITDA multiples for each reporting unit were appropriate for the forecasted EBITDA measurement periods at October 4, 2009 and December 31, 2008:

	At October 4, 2009				At December 31, 2008
Reporting Unit	2009		2010		2008		2009

RVP	8.0	x	7.0	x	6.5	x	6.5	x
TECH	8.0	x	8.0	x	8.0	x	8.0	x
R-HVAC	6.5	x	5.0	x	6.0	x	4.5	x
C-HVAC	4.0	x	5.0	x	5.0	x	5.5	x

At October 4, 2009, the valuations using forecasted 2009 and 2010 EBITDA were weighted equally in arriving at our overall EBITDA multiple valuation conclusions that comprise 50% of the total valuation weighting. As indicated above, the EBITDA multiple valuations as compared to the prior valuations as of December 31, 2008 were also impacted by changes in the forecasted EBITDA amounts for the selected periods. The combined impact of the change in the EBITDA multiples used and the change in the EBITDA forecasts at October 4, 2009 resulted in decreases of approximately 47.7% and 21.5% in the EBITDA multiple approach valuations for TECH and C-HVAC, respectively, from the December 31, 2008 valuations and increases of approximately 5.4% and 7.0% in the EBITDA multiple approach valuations for RVP and R-HVAC, respectively, from the December 31, 2008 valuations. We believe that the assumptions used to determine the fair value for the respective reporting units under the EBITDA multiple approach were reasonable. If different assumptions were used, particularly with respect to estimating future EBITDA and selected EBITDA multiples, different estimates of fair value may have resulted and there may have been the potential that an impairment charge could have resulted for RVP, R-HVAC and C-HVAC and an additional impairment charge may have been required for the TECH reporting unit.

On an overall weighted basis consisting of a 50% DCF approach and a 50% EBITDA multiple approach, the estimated fair value at October 4, 2009 increased by 8.1% for RVP and decreased by 47.5%, 2.9% and 23.8% for TECH, R-HVAC and C-HVAC, respectively, from the estimated fair value as of December 31, 2008. The significant reduction in the TECH reporting unit was consistent with our second quarter 2009 analysis discussed above, which resulted in a $284.0 million goodwill impairment charge in 2009.

The results of the Step 1 Tests performed as of October 4, 2009 for our annual impairment test indicated that the estimated fair values of the reporting units exceeded the carrying values so no further impairment analysis was required.

We believe that our assumptions used to determine the fair values as of October 4, 2009 for our reporting units were reasonable. As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, estimated EBITDA and selected EBITDA multiples, different estimates of fair value may have resulted and an impairment charge could have resulted. We estimated that as of October 4, 2009 the fair value estimates, including the impact of the assumed long-term growth rates, for RVP, TECH, R-HVAC and C-HVAC would have needed to be reduced by 25.3%, 22.2%, 12.0% and 5.5%, respectively, before we would have been required to perform additional impairment analyses for these reporting units as those decreases would have reduced the estimated fair value to an amount below the carrying value for these reporting units.

Fiscal 2008 Goodwill Impairment Charge

We also incurred a goodwill impairment charge during 2008 of approximately $710.0 million, which consisted of approximately $444.0 million for the RVP reporting unit, approximately $77.0 million for the TECH reporting unit, and approximately $189.0 million for the R-HVAC reporting unit. The principal driver of the need for these impairment charges in 2008 was reductions in the cash flow forecasts that resulted in significantly lower fair value estimates for RVP, TECH and R-HVAC from prior valuations. The reduced cash flow forecasts for 2008 reflected our estimate of the impact of the worldwide economic downturn at that time but the assumed impact of the downturn in the prior forecasts was less severe than was actually the case in the first half of 2009 and we had believed that the economic turnaround would begin to occur in the second half of 2009. The severity of the downturn, and our belief at the time that the economic recovery would not begin until 2010, particularly impacted the TECH reporting unit and resulted in the need for a further impairment charge in 2009.

Impact of Fresh-start Accounting

Refer to Note 3, “Fresh-Start Accounting (Restated)”, and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements, included elsewhere herein, for a discussion and analysis of the impact that fresh-start accounting had on the recorded amount of goodwill subsequent to our emergence from bankruptcy.

Although we believe that the forecast and valuation assumptions used were reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated then we may be required to take additional goodwill impairment charges in the future. Accordingly, there can be no assurance that our future forecasted operating results will be achieved or that future goodwill impairment charges will not need to be recorded even after the significant reduction in goodwill that resulted from the adoption of fresh-start accounting subsequent to the Effective Date.

Evaluation of the Realizability of Long-lived Assets other than Goodwill

In accordance with ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”), we evaluate the realizability of long-lived assets, which primarily consists of property and equipment and definite lived intangible assets (the “ASC 360 Long-Lived Assets”), when events or business conditions warrant it, as well as, whenever an interim goodwill impairment test is required under ASC 350, based on expectations of nondiscounted future cash flows for each subsidiary. ASC 350 requires that the ASC 360 impairment test be completed and any ASC 360 impairment be recorded prior to the goodwill impairment test. As a result of our conclusion that an interim goodwill impairment test was required during the second quarter of 2009, we performed an interim test for the impairment of long-lived assets under ASC 360 in the second quarter of 2009 and determined that there were no impairment indicators under ASC 360. We also completed an ASC 360 evaluation as of December 19, 2009, prior to our emergence from bankruptcy and the adoption of fresh-start accounting. As a result, we recorded an approximate $1.2 million intangible asset impairment for a foreign subsidiary in the TECH segment in selling, general and administrative, net in the accompanying statement of operations. We determined that there were no other significant impairments under ASC 360.

The evaluation of the impairment of long-lived assets, other than goodwill, was based on expectations of non-discounted future cash flows compared to the carrying value of the long-lived asset groups in accordance with ASC 360. If the sum of the expected non-discounted future cash flows was less than the carrying amount of the ASC 360 Long-Lived Assets, we would recognize an impairment loss. Our cash flow estimates were based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with our annual company-wide planning process and interim forecasting, and, if appropriate, included a terminal valuation for the applicable subsidiary based upon an EBITDA multiple. We estimated the EBITDA multiple by reviewing comparable company information and other industry data. We believe that our procedures for estimating gross future cash flows, including the terminal valuation, were reasonable and consistent with current market conditions for each of the dates when impairment testing was performed.

Pensions and Post Retirement Health Benefits

Our accounting for pensions, including supplemental executive retirement plans and post retirement health benefit liabilities, requires estimates of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. We utilize long-term investment-grade bond yields as the basis for selecting a discount rate by which plan obligations are measured. An analysis of projected cash flows for each plan is performed in order to determine plan-specific duration. Discount rates are selected based on high quality corporate bond yields of similar durations. These estimates require a significant amount of judgment as items such as stock market fluctuations, changes in interest rates, plan amendments, and curtailments can have a significant impact on the assumptions used and, therefore, on the ultimate final actuarial determinations for a particular year. We believe the procedures and estimates used in our accounting for pensions and post retirement health benefits are reasonable and consistent with acceptable actuarial practices in accordance with U.S. generally accepted accounting principles.

Warranty

We sell a number of products and offer a number of warranties including in some instances extended warranties for which we receive proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. We estimate the costs that may be incurred under our warranties, with the exception of extended warranties, and record a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at the estimated fair value and is amortized over the life of the warranty and reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim, and new product introduction. We periodically assess the adequacy of our recorded reserves for warranty claims and adjust the amounts as necessary. Warranty claims can extend far into the future. As a result, significant judgment is required in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable.

Insurance Liabilities, including Product Liability

We record insurance liabilities and related expenses for health, workers compensation, product and general liability losses, and other insurance reserves and expenses in accordance with either the contractual terms of our policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent payments are expected to be made in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims, and incurred but not reported claims as of the reporting date. We consider historical trends when determining the appropriate insurance reserves to record. In certain cases where partial insurance coverage exists, we must estimate the portion of the liability that will be covered by existing insurance policies to arrive at our net expected liability. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, in the accompanying consolidated balance sheet as of October 1, 2011 and December 31, 2010. These recoveries are estimated based on the contractual arrangements with vendors and other third parties and historical trends. Prior to 2010, these amounts, which we have determined to be immaterial to the accompanying December 31, 2009 consolidated balance sheet, were recorded as a reduction of the estimated liabilities. We believe that our procedures for estimating such amounts are reasonable.

Contingencies

We are subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters including, among others, environmental matters, contract and employment claims, worker compensations claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, and product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned.

We provide accruals for direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, we believe that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, or changes out of our control. See Note H, “Commitments and Contingencies”, to the unaudited condensed consolidated financial statements and Note 11, “Commitments and Contingencies”, to the consolidated financial statements, included elsewhere herein.

Results of Operations for the third quarter and first nine months ended October 1, 2011 and October 2, 2010

The following table presents the financial information for our reporting segments for the third quarter of 2011 and 2010:

	For the Third Quarter of		Net Change
	2011	2010	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$146.5	$146.0	$0.5	0.3%
Technology products	196.1	139.7	56.4	40.4
Residential HVAC products	98.0	119.0	(21.0)	(17.6)
Commercial HVAC products	111.2	91.9	19.3	21.0

Consolidated net sales	$551.8	$496.6	$55.2	11.1%

Operating earnings (loss):
Residential ventilation products	$4.1	$13.4	$(9.3)	(69.4)%
Technology products	13.6	13.9	(0.3)	(2.2)
Residential HVAC products	—	4.4	(4.4)	(100.0)
Commercial HVAC products	4.9	0.7	4.2	*

Subtotal	22.6	32.4	(9.8)	(30.2)
Executive retirement	(0.2)	—	(0.2)	*
Unallocated, net	(8.4)	(5.7)	(2.7)	(47.4)

Consolidated operating earnings	$14.0	$26.7	$(12.7)	(47.6)%

Depreciation and amortization expense:
Residential ventilation products	$7.2	$8.0	$(0.8)	(10.0)%
Technology products	7.9	4.3	3.6	83.7
Residential HVAC products	3.0	3.8	(0.8)	(21.1)
Commercial HVAC products	3.2	3.0	0.2	6.7
Unallocated	0.1	0.1	—	—

Consolidated depreciation and amortization expense	$21.4	$19.2	$2.2	11.5%

Operating earnings (loss) margin:
Residential ventilation products	2.8%	9.2%
Technology products	6.9	9.9
Residential HVAC products	—	3.7
Commercial HVAC products	4.4	0.8
Consolidated	2.6%	5.4%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	4.9%	5.5%
Technology products	4.0	3.1
Residential HVAC products	3.1	3.2
Commercial HVAC products	2.9	3.3
Consolidated	3.9%	3.9%

*	not meaningful or not applicable

The following table presents the financial information for our reporting segments for the first nine months of 2011 and 2010:

	For the First Nine Months of		Net Change
	2011	2010	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$447.9	$453.1	$(5.2)	(1.1)%
Technology products	534.0	349.4	184.6	52.8
Residential HVAC products	306.7	361.3	(54.6)	(15.1)
Commercial HVAC products	316.7	272.7	44.0	16.1

Consolidated net sales	$1,605.3	$1,436.5	$168.8	11.8%

Operating earnings (loss):
Residential ventilation products	$22.9	$43.2	$(20.3)	(47.0)%
Technology products	34.3	10.4	23.9	*
Residential HVAC products	4.7	18.6	(13.9)	(74.7)
Commercial HVAC products	5.1	5.3	(0.2)	(3.8)

Subtotal	67.0	77.5	(10.5)	(13.5)
Executive retirement	(8.7)	—	(8.7)	*
Unallocated, net	(21.6)	(19.5)	(2.1)	(10.8)

Consolidated operating earnings	$36.7	$58.0	$(21.3)	(36.7)%

Depreciation and amortization expense:
Residential ventilation products	$21.6	$26.3	$(4.7)	(17.9)%
Technology products	31.5	20.4	11.1	54.4
Residential HVAC products	9.3	12.4	(3.1)	(25.0)
Commercial HVAC products	9.2	13.4	(4.2)	(31.3)
Unallocated	0.2	0.2	—	—

Consolidated depreciation and amortization expense	$71.8	$72.7	$(0.9)	(1.2)%

Operating earnings (loss) margin:
Residential ventilation products	5.1%	9.5%
Technology products	6.4	3.0
Residential HVAC products	1.5	5.1
Commercial HVAC products	1.6	1.9
Consolidated	2.3%	4.1%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	4.8%	5.8%
Technology products	5.9	5.8
Residential HVAC products	3.0	3.4
Commercial HVAC products	2.9	4.9
Consolidated	4.5%	5.1%

*	not meaningful or not applicable

The following table presents our financial information for the third quarter of 2011 and 2010. The results of operations for the third quarter of 2011 are not necessarily indicative of the results of operations to be expected for any other interim period or the full year.

			Net Change
	For the Third Quarter of		in Earnings
	2011	2010	$	%
	(Dollar amounts in millions)

Net Sales	$551.8	$496.6	$55.2	11.1%
Cost of products sold	409.6	361.4	(48.2)	(13.3)
Selling, general and administrative expense, net	117.1	100.1	(17.0)	(17.0)
Amortization of intangible assets	11.1	8.4	(2.7)	(32.1)

Operating earnings	14.0	26.7	(12.7)	(47.6)
Interest expense	(24.6)	(22.9)	(1.7)	(7.4)
Investment income	—	0.1	(0.1)	(100.0)

(Loss) earnings before benefit from income taxes	(10.6)	3.9	(14.5)	*
Benefit from income taxes	(8.5)	(5.9)	2.6	44.1

Net (loss) earnings	$(2.1)	$9.8	$(11.9)	* %

	Percentage of Net
	Sales for
	the Third Quarter of		Net Change
	2011	2010	in Percentage

Net Sales	100.0%	100.0%	—%
Cost of products sold	74.2	72.8	(1.4)
Selling, general and administrative expense, net	21.2	20.2	(1.0)
Amortization of intangible assets	2.0	1.6	(0.4)

Operating earnings	2.6	5.4	(2.8)
Interest expense	(4.5)	(4.6)	0.1
Investment income	—	—	—

(Loss) earnings before benefit from income taxes	(1.9)	0.8	(2.7)
Benefit from income taxes	(1.5)	(1.2)	0.3

Net (loss) earnings	(0.4)%	2.0%	(2.4)%

The following table presents our financial information for the first nine months of 2011 and 2010. The results of operations for the first nine months of 2011 are not necessarily indicative of the results of operations to be expected for any other interim period or the full year.

			Net Change
	For the First Nine Months of		in Earnings
	2011	2010	$	%
	(Dollar amounts in millions)

Net Sales	$1,605.3	$1,436.5	$168.8	11.8%
Cost of products sold	1,183.3	1,051.5	(131.8)	(12.5)
Selling, general and administrative expense, net	351.4	298.0	(53.4)	(17.9)
Amortization of intangible assets	33.9	29.0	(4.9)	(16.9)

Operating earnings	36.7	58.0	(21.3)	(36.7)
Interest expense	(81.0)	(69.9)	(11.1)	(15.9)
Loss from debt retirement	(33.8)	—	(33.8)	*
Investment income	0.1	0.1	—	—

Loss before benefit from income taxes	(78.0)	(11.8)	(66.2)	*
Benefit from income taxes	(22.9)	(8.5)	14.4	*

Net loss	$(55.1)	$(3.3)	$(51.8)	* %

	Percentage of Net
	Sales for
	the First Nine Months of		Net Change
	2011	2010	in Percentage

Net Sales	100.0%	100.0%	—%
Cost of products sold	73.7	73.2	(0.5)
Selling, general and administrative expense, net	21.9	20.7	(1.2)
Amortization of intangible assets	2.1	2.0	(0.1)

Operating earnings	2.3	4.1	(1.8)
Interest expense	(5.0)	(4.9)	(0.1)
Loss from debt retirement	(2.1)	—	(2.1)
Investment income	—	—	—

Loss before benefit from income taxes	(4.8)	(0.8)	(4.0)
Benefit from income taxes	(1.4)	(0.6)	0.8

Net loss	(3.4)%	(0.2)%	(3.2)%

Our reporting segments sell a significant number of different products across a wide range of price points and numerous distribution channels that do not always allow meaningful quantitative analysis to be performed with respect to the effect on net sales of changes in units sold or the price per unit sold. However, whenever the underlying causes of material increases or decreases in consolidated net sales can be adequately analyzed and quantified, we attempt to make appropriate disclosure of such reasons, including changes in price, volume and the mix of products sold.

Third quarter and first nine months ended October 1, 2011 as compared to the third quarter and first nine months ended October 2, 2010

Net Sales.  As discussed further in the following paragraphs, net sales for the third quarter of 2011 increased by approximately $55.2 million, or 11.1%, as compared to the third quarter of 2010 and for the first nine months of 2011, increased approximately $168.8 million, or 11.8%, as compared to the first nine months of 2010. The effect of acquisitions and changes in foreign currency exchange rates increased net sales by approximately $58.8 million and $4.1 million, respectively, in the third quarter of 2011 and increased net sales by approximately $169.3 million and $15.1 million, respectively, in the first nine months of 2011. Excluding the effect of acquisitions and changes in foreign currency exchange rates, net sales for the third quarter and first nine months of 2011 decreased by approximately $7.7 million and $15.6 million, respectively as compared to the same periods of 2010.

In the RVP segment, net sales for the third quarter of 2011 increased approximately $0.5 million, or 0.3%, as compared to the third quarter of 2010 and decreased approximately $5.2 million, or 1.1% for the first nine months of 2011 as compared to the first nine months of 2010. Net sales in the RVP segment for the third quarter and first nine months of 2011 reflect an increase of approximately $2.7 million and $9.4 million, respectively, attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for the third quarter and first nine months of 2011 decreased approximately $2.2 million and $14.6 million, respectively, as compared to the same periods of 2010. Excluding the effect of changes in foreign currency exchange rates, the change in net sales for the third quarter and first nine months of 2011 is primarily the result of a decrease in the RVP segment’s Canadian business of approximately $1.4 million and $8.4 million, respectively, and to a lesser extent a decrease in the RVP segment’s United States business of approximately $0.9 million and $6.1 million, respectively. These declines in North American sales are primarily attributable to industry wide declines in residential remodeling activities, new housing starts, as well as new and existing home sales during the first nine months of 2011. Excluding the effect of changes in foreign currency exchange rates, the RVP segment’s European range hood business declined slightly in the third quarter and first nine months of 2011 as compared to the same periods of 2010. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79% of the RVP segment’s total sales for both the third quarter of 2011 and 2010, respectively, as well as for both the first nine months of 2011 and 2010, respectively.

In the TECH segment, net sales for the third quarter of 2011 increased approximately $56.4 million, or 40.4%, as compared to the third quarter of 2010 and increased approximately $184.6 million, or 52.8% in the first nine months of 2011 as compared to the first nine months of 2010. These increases are primarily related to the effect of acquisitions which contributed approximately $58.8 million and $169.3 million of net sales in the third quarter and first nine months of 2011, respectively. Increased sales of security and access control products, including the addition of a new customer to the segment in 2010, also contributed to the overall increase in net sales in the TECH segment for the first nine months of 2011. This new customer contributed approximately $1.5 million and $16.7 million in additional net sales during the third quarter and first nine months of 2011, respectively, as compared to the same periods of 2010. See “— Liquidity and Capital Resources — Risks and Uncertainties.” Partially offsetting these increases in net sales were slight declines in sales of audio/video distribution and control products.

Sales of security and access control products accounted for approximately 37% and 52% of total TECH segment net sales in the third quarter of 2011 and 2010, respectively, and accounted for approximately 32% and 45% of total TECH segment net sales in the first nine months of 2011 and 2010, respectively. Sales of audio/video distribution and control products accounted for approximately 27% and 36% of total TECH segment net sales in the third quarter of 2011 and 2010, respectively, and accounted for approximately 29% and 43% of total TECH segment net sales in the first nine months of 2011 and 2010, respectively. Digital display mounting and mobility products accounted for approximately 36% and 12% of total TECH segment net sales in the third quarter of 2011 and 2010, respectively, and accounted for approximately 39% and 12% of total TECH segment net sales in the first nine months of 2011 and 2010, respectively. The increase in sales for digital display mounting and mobility products is primarily the result of the acquisition of Ergotron in late 2010.

In the R-HVAC segment, net sales for the third quarter of 2011 decreased approximately $21.0 million, or 17.6%, as compared to the third quarter of 2010 and decreased approximately $54.6 million, or 15.1%, in the first nine months of 2011 as compared to the first nine months of 2010. This decrease was primarily driven by lower demand due to overall economic conditions and the continued depressed housing market, as well as substantially lower shipments to certain customers during the third quarter and first nine months of 2011 as compared to the same periods of 2010. We believe that this decrease in the first nine months of 2011 was also driven largely by air conditioning sales during the last four months of 2010 to customers serving the residential site-built market for use as replacement products due to uncertainty of product availability subsequent to January 1, 2011. As a result of these sales, we believe the segment experienced lower shipments in the first half of 2011 as these customers worked down their inventory levels. In addition, we estimate that other shipments of between approximately $3.5 million and $5.0 million were shipped to customers in the fourth quarter of 2010 that would have otherwise been shipped during the first quarter of 2011 primarily due to announced price increases effective January 1, 2011. These decreases were partially offset by the effect of increased sales prices effective January 1, 2011 and June 15, 2011.

In the C-HVAC segment, net sales for the third quarter of 2011 increased approximately $19.3 million, or 21.0%, as compared to the third quarter of 2010 and increased approximately $44.0 million, or 16.1%, in the first nine months of 2011 as compared to the first nine months of 2010. Net sales in the C-HVAC segment for the third quarter and first nine months of 2011 reflect an increase of approximately $1.4 million and $5.7 million, respectively, attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for the third quarter and first nine months of 2011 increased approximately $17.9 million and $38.3 million, respectively. This increase in net sales is primarily the result of increased shipment levels of air handlers in the U.S. market, net of lower prices on contracts negotiated in the second half of 2010 and delivered in the first quarter of 2011. In the second and third quarters of 2011, delivery of contracts with expanded margins over the margins in the first quarter of 2011 was also a factor. Backlog for C-HVAC products was approximately $246.2 million at October 1, 2011, approximately $179.8 million at December 31, 2010 and approximately $167.9 million at October 2, 2010. This increase in backlog, since December 31, 2010, reflects an increase in orders and improved pricing during the first nine months of 2011 principally for jobs expected to be delivered during the remainder of 2011 and the first half of 2012.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 21.7% and 19.9% of consolidated net sales for the third quarter of 2011 and 2010, respectively, and were approximately 22.0% and 20.2% of consolidated net sales for the first nine months of 2011 and 2010, respectively. Net sales from our Canadian subsidiaries were approximately 10.5% of consolidated net sales for both the third quarter and first nine months of 2011 and were approximately 11.6% of consolidated net sales for both the third quarter and first nine months of 2010. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 7.7% and 5.7% of consolidated net sales for the third quarter of 2011 and 2010, respectively, and were approximately 7.9% and 6.3% of consolidated net sales for the first nine months of 2011 and 2010, respectively. Net sales from our European subsidiaries include net sales from the RVP, TECH and C-HVAC segments.

Cost of Products Sold.  Consolidated cost of products sold (“COGS”) for the third quarter of 2011 was approximately $409.6 million as compared to approximately $361.4 million for the third quarter of 2010 and was approximately $1,183.3 million for the first nine months of 2011 as compared to approximately $1,051.5 million for the first nine months of 2010. These changes are primarily due to the factors described above and below.

For the third quarter and first nine months of 2011, COGS includes, among others, (1) approximately $34.8 million and $107.0 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment (including approximately $7.5 million in non-cash charges related to the amortization of fair value allocated to inventory in the first nine months of 2011), (2) an increase of approximately $3.4 million and $12.5 million, respectively, related to the effect of changes in foreign currency exchange rates, (3) approximately $5.3 million recorded during the third quarter of 2011 relating to additional warranty expense within the TECH segment related to a certain customer, (4) a decrease in depreciation expense of approximately $1.3 million and $4.5 million, respectively, as compared to the same periods of 2010 related to operations other than acquisitions made subsequent to October 2, 2010, and (5) approximately $0.8 million and $2.3 million, respectively, of severance and other charges relating primarily to exit and disposal activities. For the third quarter and first nine months of 2010, COGS includes, among others, (1) approximately

$0.3 million and $12.3 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory, (2) a gain of approximately $5.0 million and $3.0 million, respectively, related to the reversal of previously provided loss contingency reserves related to one of our subsidiaries in our TECH segment and (3) a reduction in warranty reserves of approximately $4.5 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments.

COGS as a percentage of net sales increased from approximately 72.8% for the third quarter of 2010 to approximately 74.2% for the third quarter of 2011 and increased slightly from approximately 73.2% for the first nine months of 2010 to approximately 73.7% for the first nine months of 2011.

We continually review the costs of our product lines and look for opportunities to help offset the rising costs of raw materials and transportation when possible.

Overall, consolidated material costs for the third quarter of 2011 were approximately $271.3 million, or 49.2% of net sales, as compared to approximately $248.5 million, or 50.1% of net sales, for the third quarter of 2010. Consolidated material costs for the first nine months of 2011 were approximately $772.9 million, or 48.1% of net sales, as compared to approximately $684.6 million, or 47.7% of net sales, for the first nine months of 2010. During the first nine months of 2011, we experienced higher material costs as a percentage of net sales as compared to the same period of 2010 related primarily to changes in product mix, higher prices related to the purchase of purchased components, such as electrical components, plastics and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first quarter of 2011. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Direct labor costs for the third quarter of 2011 were approximately $30.5 million, or 5.5% of net sales, as compared to approximately $28.3 million, or 5.7% of net sales, for the third quarter of 2010. Direct labor costs for the first nine months of 2011 were approximately $92.7 million, or 5.8% of net sales, as compared to approximately $82.0 million, or 5.7% of net sales, for the first nine months of 2010. Excluding the effect of acquisitions, direct labor costs as a percentage of net sales for the third quarter and first nine months of 2011 increased to approximately 6.0% and 6.2%, respectively, as compared to approximately 5.7% for the third quarter and first nine months of 2010, respectively. This increase in direct labor costs, as a percentage of net sales, for the first nine months of 2011 is primarily the result of lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first quarter of 2011.

Overhead and other costs, including freight, for the third quarter of 2011 were approximately $107.8 million, or 19.5% of net sales, as compared to approximately $84.6 million, or 17.0% of net sales, for the third quarter of 2010. Overhead and other costs, including freight, for the first nine months of 2011 were approximately $317.7 million, or 19.8% of net sales, as compared to approximately $284.9 million, or 19.8% of net sales, for the first nine months of 2010. Overhead and other costs for the third quarter and first nine months of 2011 includes, among others, approximately $8.4 million and $29.9 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment (including approximately $7.5 million in non-cash charges related to the amortization of fair value allocated to inventory in the first nine months of 2011) and approximately $5.3 million recorded during the third quarter of 2011 relating to additional warranty expense within the TECH segment related to a certain customer. For the third quarter and first nine months of 2010, COGS includes, among others, (1) approximately $0.3 million and $12.3 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory, (2) a gain of approximately $5.0 million and $3.0 million, respectively, related to the reversal of previously provided loss contingency reserves related to one of our subsidiaries in our TECH segment and (3) a reduction in warranty reserves of approximately $4.5 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments.

Freight costs were approximately 4.7% and 4.5% of net sales for the third quarter of 2011 and 2010, respectively, and were approximately 5.0% and 4.7% of net sales for the first nine months of 2011 and 2010, respectively. Excluding the effect of acquisitions, freight costs remained unchanged during the third quarter of

2011 as compared to the third quarter of 2010 and increased slightly during the first nine months of 2011 as compared to the first nine months of 2010. This increase in freight costs during the first nine months of 2011 is primarily due to increased fuel costs worldwide. These increases were partially offset by a decrease in ocean freight costs in the first nine months of 2011 due to overcapacity in the ocean market. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

Overall, changes in COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for the third quarter of 2011 was approximately $109.1 million, or 74.5% of the segment’s net sales, as compared to approximately $103.9 million, or 71.2% of the segment’s net sales, for the third quarter of 2010. In the RVP segment, COGS for the first nine months of 2011 was approximately $330.8 million, or 73.9% of the segment’s net sales, as compared to approximately $320.2 million, or 70.7% of the segment’s net sales, for the first nine months of 2010. The increase in the percentage of COGS to net sales in the third quarter and first nine months of 2011 primarily reflects an increase in material costs as a percentage of net sales resulting primarily from higher prices related to the purchase of steel and certain component parts, such as motors, electrical components and packaging, and to a lesser extent, also reflects an increase in overhead and other costs as a percentage of net sales primarily related to a decrease in sales volume without a proportionate decrease in overhead costs. In the RVP segment, overhead and other costs, including freight, for the third quarter of 2011 were approximately $36.6 million, or 25.0% of the segment’s net sales, as compared to approximately $35.8 million, or 24.5% of the segment’s net sales, for the third quarter of 2010. In the RVP segment, overhead and other costs, including freight, for the first nine months of 2011 were approximately $113.6 million, or 25.4% of the segment’s net sales, as compared to approximately $112.4 million, or 24.8% of the segment’s net sales, for the first nine months of 2010. COGS in the RVP segment for the third quarter and first nine months of 2011 also reflects (1) an increase of approximately $2.3 million and $7.7 million, respectively, related to the effect of changes in foreign currency exchange rates, (2) a decrease in depreciation expense of approximately $0.6 million and $2.1 million, respectively, as compared to the same periods of 2010, and (3) approximately $0.5 million and $2.0 million, respectively, of severance and other charges relating primarily to exit and disposal activities. Overhead and other costs for the first nine months of 2010 includes, among others, approximately $1.4 million in non-cash charges related to the amortization of fair value allocated to inventory and a reduction in warranty reserves of approximately $3.5 million due to a change in estimate resulting from favorable experience related to claims management improvements.

In the TECH segment, COGS for the third quarter of 2011 was approximately $128.6 million, or 65.6% of the segment’s net sales, as compared to approximately $84.0 million, or 60.1% of the segment’s net sales, for the third quarter of 2010. In the TECH segment, COGS for the first nine months of 2011 was approximately $338.2 million, or 63.3% of the segment’s net sales, as compared to approximately $219.6 million, or 62.9% of the segment’s net sales, for the first nine months of 2010. COGS for the third quarter and first nine months of 2011 includes approximately $34.8 million and $107.0 million, respectively, related to acquisitions made in 2011 and 2010, including approximately $7.5 million in non-cash charges related to the amortization of fair value allocated to inventory in the first half of 2011 and approximately $5.3 million recorded during the third quarter of 2011 relating to additional warranty expense related to a certain customer. The increase in the percentage of COGS to net sales for the third quarter of 2011 was primarily the result of an increase in overhead costs as a percentage of net sales principally as a result of additional warranty expense recorded in the third quarter and first nine months of 2011 as noted above coupled with gains recorded in the third quarter and first nine months of 2010 as discussed in the following paragraph, partially offset by a decrease in material costs as a percentage of net sales primarily due to acquisitions. In the TECH segment, overhead and other costs, including freight, for the third quarter of 2011 were approximately $28.2 million, or 14.4% of the segment’s net sales, as compared to approximately $9.2 million, or 6.6% of the segment’s net sales, for the third quarter of 2010. In the TECH segment, overhead and other costs, including freight, for the first nine months of 2011 were approximately $76.0 million, or 14.2% of the segment’s net sales, as compared to approximately $46.0 million, or 13.2% of the segment’s net sales, for the first nine months of 2010.

In the TECH segment, overhead and other costs within COGS for the third quarter and first nine months of 2010 also includes (1) approximately $0.1 million and $9.2 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory and (2) a gain of approximately $5.0 million and $3.0 million, respectively, related to the reversal of previously provided loss contingency reserves related to one of our subsidiaries within segment.

In the R-HVAC segment, COGS for the third quarter of 2011 was approximately $84.0 million, or 85.7% of the segment’s net sales, as compared to approximately $99.6 million, or 83.7% of the segment’s net sales, for the third quarter of 2010. In the R-HVAC segment, COGS for the first nine months of 2011 was approximately $260.1 million, or 84.8% of the segment’s net sales, as compared to approximately $300.7 million, or 83.2% of the segment’s net sales, for the first nine months of 2010. The increase in COGS as a percentage of net sales for the third quarter and first nine months of 2011 primarily reflects an increase in material costs as a percentage of net sales as discussed further below, and in the third quarter of 2011, also reflects an increase in overhead costs as a percentage of net sales. In the R-HVAC segment, overhead and other costs, including freight, for the third quarter of 2011 were approximately $19.0 million, or 19.4% of the segment’s net sales, as compared to approximately $22.3 million, or 18.7% of the segment’s net sales, for the third quarter of 2010. In the R-HVAC segment, overhead and other costs, including freight, for the first nine months of 2011 were approximately $57.9 million, or 18.9% of the segment’s net sales, as compared to approximately $68.8 million, or 19.0% of the segment’s net sales, for the first nine months of 2010. Overhead costs in the R-HVAC segment for the third quarter and first nine months of 2011 included a decrease in depreciation expense of approximately $0.7 million and $2.4 million, respectively, as compared to the same periods of 2010. Overhead costs in the R-HVAC segment for the third quarter and first nine months of 2010 included non-cash charges related to the amortization of fair value allocated to inventory of approximately $0.2 million and $1.0 million, respectively, with no corresponding charges in 2011. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 63.0% and 62.5% for the third quarter and first nine months of 2011, respectively, as compared to approximately 61.5% and 60.6% for the third quarter and first nine months of 2010, respectively. The increase in material costs as a percentage of net sales is primarily the result of a change in the mix of products sold partly due to the expiration of certain energy efficiency tax credits that drove sales to higher efficiency units that have higher margins and higher costs. This increase in material costs as a percentage of net sales was partially offset by increased sales prices effective January 1, 2011 and June 15, 2011.

In the C-HVAC segment, COGS for the third quarter of 2011 was approximately $87.9 million, or 79.0% of the segment’s net sales, as compared to approximately $73.9 million, or 80.4% of the segment’s net sales, for the third quarter of 2010. In the C-HVAC segment, COGS for the first nine months of 2011 was approximately $254.2 million, or 80.3% of the segment’s net sales, as compared to approximately $211.0 million, or 77.4% of the segment’s net sales, for the first nine months of 2010. The decrease in COGS as a percentage of net sales for the third quarter of 2011 primarily reflects higher prices on contracts negotiated during the first and second quarters of 2011. The increase in COGS as a percentage of net sales for the first nine months of 2011 primarily reflects an increase in material and labor costs as a percentage of net sales due to lower sales prices negotiated on jobs in the second half of 2010 and delivered in the first quarter of 2011. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 14.9% and 15.1% for the third quarter and first nine months of 2011, respectively, as compared to approximately 15.0% and 14.2% for the third quarter and first nine months of 2010, respectively. The increase in direct labor as a percentage of net sales in the first nine months of 2011 is due, in part, to lower sales prices as noted above. In the C-HVAC segment, overhead and other costs, including freight, for the third quarter of 2011 were approximately $24.0 million, or 21.6% of the segment’s net sales, as compared to approximately $17.3 million, or 18.8% of the segment’s net sales, for the third quarter of 2010. In the C-HVAC segment, overhead and other costs, including freight, for the first nine months of 2011 were approximately $70.2 million, or 22.2% of the segment’s net sales, as compared to approximately $57.7 million, or 21.2% of the segment’s net sales, for the first nine months of 2010. In the C-HVAC segment, COGS for the third quarter and first nine months of 2011 also includes an increase of approximately $1.1 million and $4.8 million, respectively, related to the effect of changes in foreign currency exchange rates. For the third quarter and first nine months of 2010, COGS in the C-HVAC segment includes (1) a reduction in warranty reserves in the third quarter of 2010 of approximately $1.0 million due to the Company’s change in estimate of expected warranty claims and (2) approximately $0.7 million in non-cash charges related to the amortization of fair value allocated to inventory recorded in the first nine months of 2010 with no corresponding charge in the first nine months of 2011.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $117.1 million for the third quarter of 2011 as compared to approximately $100.1 million for the third quarter of 2010 and was approximately $351.4 million for the first nine months of 2011 as compared to approximately $298.0 for the first nine months of 2010. SG&A as a percentage of net sales increased from approximately 20.2% for the third quarter of 2010 to approximately 21.2% for the third quarter of 2011 and increased from approximately 20.7% for the first nine months of 2010 to approximately 21.9% for the first nine months of 2011. SG&A for the third quarter and first nine months of 2011 reflects (1) approximately $0.2 million and $8.7 million, respectively, of severance expense related to the retirement of a Company executive, (2) approximately $13.4 million and $39.6 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment, (3) approximately $0.5 million and $3.1 million, respectively, of severance and other charges relating primarily to exit and disposal activities, and (4) an increase of approximately $1.0 million and $3.2 million, respectively, related to the effect of changes in foreign currency exchange rates. SG&A for the third quarter and first nine months of 2010 reflects approximately $0.9 million and $1.5 million, respectively, of severance and other charges related to the closure of certain facilities in the TECH segment.

Amortization of Intangible Assets.  Amortization of intangible assets, including developed technology and backlog, increased from approximately $8.4 million for the third quarter of 2010 to approximately $11.1 million for the third quarter of 2011 and increased from approximately $29.0 million for the first nine months of 2010 to approximately $33.9 million for the first nine months of 2011. This increase in the third quarter and first nine months of 2011 as compared to the same periods of 2010 relates primarily to an increase of approximately $3.2 million and $10.6 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment, partially offset by a decrease primarily related to the amortization of backlog for the C-HVAC segment as a result of the application of fresh-start accounting.

Operating Earnings.  Operating earnings decreased approximately $12.7 million from approximately $26.7 million for the third quarter of 2010 to approximately $14.0 million for the third quarter of 2011 and decreased approximately $21.3 million from approximately $58.0 for the first nine months of 2010 to approximately $36.7 for the first nine months of 2011. Operating earnings for the third quarter and first nine months of 2011 includes, among others, (1) approximately $0.2 million and $8.7 million, respectively, of severance expense related to the retirement of a Company executive, (2) operating earnings of approximately $7.4 million (which includes depreciation and amortization of approximately $4.3 million) and $12.1 million (which includes depreciation and amortization of approximately $20.8 million, including approximately $7.5 million relating to the amortization of fair value allocated to inventory), respectively, related to acquisitions made in 2011 and 2010 within the TECH segment, (3) approximately $1.3 million and $5.4 million, respectively, of severance and other charges relating primarily to exit and disposal activities, (4) approximately $5.3 million recorded during the third quarter of 2011 relating to additional warranty expense within the TECH segment related to a certain customer, and (5) approximately $2.1 million and $21.7 million, respectively, of decreased depreciation and amortization expense related to operations other than acquisitions made subsequent to October 2, 2010. Operating earnings for the third quarter and first nine months of 2010 includes, among others, (1) non-cash charges related to the amortization of fair value allocated to inventory of approximately $0.3 million and $12.3 million, respectively, (2) a gain of approximately $5.0 million and $3.0 million, respectively, related to the reversal of previously provided loss contingency reserves related to one of our subsidiaries in our TECH segment, (3) approximately $0.9 million and $1.5 million, respectively, of severance and other charges related to the closure of certain facilities in the

TECH segment, and (4) a reduction in warranty reserves of approximately $4.5 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments.

Changes in operating earnings between the third quarter and first nine months of 2011 and 2010 are primarily due to the factors discussed above and the following operating segment specific factors.

In the RVP segment, operating earnings for the third quarter of 2011 were approximately $4.1 million as compared to approximately $13.4 million for the third quarter of 2010 and were approximately $22.9 million for the first nine months of 2011 as compared to approximately $43.2 million for the first nine months of 2010. The decrease in the RVP segment’s operating earnings for the third quarter and first nine months of 2011 is primarily the result of decreased sales volume in the segment’s North American business and an increase in material costs and overhead costs as a percentage of net sales. Operating earnings for the RVP segment for the third quarter and first nine months of 2011 also reflects (1) approximately $0.8 million and $4.7 million, respectively, of decreased depreciation and amortization expense and (2) approximately $0.5 million and $2.9 million, respectively, related to severance and other charges relating to exit and disposal activities. Operating earnings for the RVP segment for the third quarter and first nine months of 2010 also reflects a reduction in warranty reserves of approximately $3.5 million due to a change in estimate resulting from favorable experience related to claims management improvements.

In the TECH segment, operating earnings for the third quarter of 2011 were approximately $13.6 million as compared to approximately $13.9 million for the third quarter of 2010. In the TECH segment, operating earnings for the first nine months of 2011 were approximately $34.3 million as compared to approximately $10.4 million for the first nine months of 2010. Operating earnings for the TECH segment for the third quarter and first nine months of 2011 reflects an increase of approximately $7.4 million (which includes depreciation and amortization of approximately $4.3 million) and $12.1 million (which includes depreciation and amortization of approximately $20.8 million, including approximately $7.5 million relating to the amortization of fair value allocated to inventory), respectively, related to acquisitions made in 2011 and 2010. Excluding the impact of acquisitions, the decrease in operating earnings for the third quarter of 2011 primarily reflects an increase in overhead costs as a percentage of net sales, partially offset by a decrease in material costs as a percentage of net sales. Excluding the impact of acquisitions, the increase in operating earnings for the first nine months of 2011 is primarily the result of increased sales volume of security and access control products and a decrease in material costs as a percentage of net sales. Operating earnings for the TECH segment for the first nine months of 2011 also includes approximately $1.1 million of severance and other charges relating to exit and disposal activities and approximately $5.3 million recorded during the third quarter of 2011 relating to additional warranty expense related to a certain customer. The operating results for the TECH segment for the third quarter and first nine months of 2010 also includes (1) approximately $0.1 million and $9.2 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory, (2) a gain of approximately $5.0 million and $3.0 million, respectively, related to the reversal of previously provided loss contingency reserves related to one of our subsidiaries within the segment, and (3) approximately $0.9 million and $1.5 million, respectively, of severance and other charges related to the closure of certain facilities within the segment.

In the R-HVAC segment, operating earnings for the third quarter of 2011 were break even as compared to approximately $4.4 million for the third quarter of 2010 and were approximately $4.7 million for the first nine months of 2011 as compared to approximately $18.6 million for the first nine months of 2010. The decrease in the R-HVAC segment’s operating earnings for the third quarter and first nine months of 2011 is primarily a result of a decrease in sales volume and increased material costs as a percentage of net sales, partially offset by increased sales prices. Operating earnings for the third quarter and first nine months of 2011 for the R-HVAC segment also includes a decrease of approximately $0.8 million and $3.1 million, respectively, in depreciation and amortization expense. Operating earnings for the third quarter and first nine months of 2010 for the R-HVAC segment included non-cash charges related to the amortization of fair value allocated to inventory of approximately $0.2 million and $1.0 million, respectively, with no corresponding charges in 2011.

In the C-HVAC segment, operating earnings for the third quarter of 2011 were approximately $4.9 million as compared to approximately $0.7 million for the third quarter of 2010 and were approximately $5.1 million for the first nine months of 2011 as compared to approximately $5.3 million for the first nine months of 2010. This increase in operating earnings for the third quarter of 2011 primarily reflects higher prices on contracts negotiated during the first and second quarters of 2011. In the second and third quarters of 2011, delivery of contracts with expanded margins over the margins in the first quarter of 2011 was also a factor. Operating earnings for the first nine months of 2011 for the C-HVAC segment also includes a decrease of approximately $4.2 million in depreciation and amortization expense. For the third quarter and first nine months of 2010, operating earnings for the C-HVAC segment includes a reduction in warranty reserves in the third quarter of 2010 of approximately $1.0 million due to the Company’s change in estimate of expected warranty claims.

Operating earnings (loss) of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately (2.1)% and (10.0)% of consolidated operating earnings (before unallocated and corporate expenses) for the third quarter of 2011 and 2010, respectively, and were approximately 9.4% and (1.5)% of consolidated operating earnings (before unallocated and corporate expenses) for the first nine months of 2011 and 2010, respectively. Foreign operating earnings of acquisitions contributed approximately $4.3 million and $12.0 million to the increase in the third quarter and first nine months of 2011, respectively, as compared to the same periods of 2010. Net sales and earnings derived from international markets are subject to economic, political and currency risks, among others.

Interest Expense.  Interest expense increased approximately $1.7 million, or approximately 7.4%, during the third quarter of 2011 as compared to the third quarter of 2010 and increased approximately $11.1 million, or approximately 15.9%, during the first nine months of 2011 as compared to the first nine months of 2010. This increase is primarily due to the issuance of our 10% Senior Notes due 2018 on November 23, 2010 (the “10% Notes”), partially offset by a decrease in interest expense from the redemption of the 11% Senior Secured Notes due 2013 (the “11% Notes”) through the issuance of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”) and entering into a new senior secured term loan with initial borrowings of $350.0 million.

Loss from Debt Retirement.  On April 26, 2011, we successfully completed the private placement of the 8.5% Notes and entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined in the agreement, plus 4.0% with a LIBOR floor of 1.25% (the “Term Loan Facility”). We borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net proceeds of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. We received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. We used approximately $825.0 million of these net proceeds to repurchase or redeem all of the 11% Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. In accordance with ASC 470-50, the redemption of the 11% Notes resulted in a pre-tax loss of approximately $33.8 million in the second quarter of 2011.

Benefit from Income Taxes.  The benefit from income taxes for the third quarter of 2011 was approximately $8.5 million as compared to approximately $5.9 million for the third quarter of 2010. The benefit from income taxes for the first nine months of 2011 was approximately $22.9 million as compared to approximately $8.5 million for the first nine months of 2010. The effective income tax rate of a benefit of approximately 29.4% for the first nine months of 2011 differs from the expected United States federal statutory rate of a benefit of 35% principally as a result of an increase in the valuation allowances related to deferred tax assets and the effect of foreign activities, partially offset by changes in the state income tax benefit, net of federal income tax effect. The effective income tax rate of a benefit of approximately 72.0% for the first nine months of 2010 differs from the expected United States federal statutory rate of 35% principally as a result of a tax benefit for capitalized research and development costs and a decrease in FIN 48 reserves, including interest, partially offset by an increase in the valuation allowances on certain foreign entities and the effect of foreign operations.

Results of Operations for 2010, 2009 and 2008

For purposes of this MD&A, the Successor year ended December 31, 2010 (“2010”) has been compared to the combined year ended December 31, 2009 Successor and Predecessor Periods and the combined year ended December 31, 2009 Successor and Predecessor Periods have been compared to the Predecessor year ended December 31, 2008 (“2008”). Any references below to the year ended December 31, 2009 (“2009”) refers to the combined periods.

The table below presents the financial information for our reporting segments for the 2009 Predecessor, 2009 Successor and combined year ended December 31, 2009 periods:

	Predecessor	Successor	Combined
	Jan. 1, 2009 -	Dec. 20, 2009 -	Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Dec. 31, 2009
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$567.9	$15.1	$583.0
Technology products	387.5	13.3	400.8
Residential HVAC products	417.3	8.9	426.2
Commercial HVAC products	391.2	6.7	397.9

Consolidated net sales	$1,763.9	$44.0	$1,807.9

Operating earnings (loss):
Residential ventilation products	$53.3	$0.7	$54.0
Technology products	(275.0)	1.0	(274.0)
Residential HVAC products	16.0	(0.8)	15.2
Commercial HVAC products	41.7	(2.0)	39.7

Subtotal	(164.0)	(1.1)	(165.1)
Unallocated:
Pre-petition reorganization items	(22.5)	—	(22.5)
Loss contingency related to the Company’s indemnification of a lease guarantee	3.9	—	3.9
Unallocated, net	(20.8)	(0.1)	(20.9)

Consolidated operating loss	$(203.4)	$(1.2)	$(204.6)

Depreciation and amortization expense:
Residential ventilation products(1)	$20.1	$2.0	$22.1
Technology products(2)	16.0	1.8	17.8
Residential HVAC products(3)	10.7	0.8	11.5
Commercial HVAC products(4)	10.5	1.6	12.1
Unallocated	0.4	—	0.4

	$57.7	$6.2	$63.9

Operating earnings (loss) margin:
Residential ventilation products	9.4%	4.6%	9.3%
Technology products	(71.0)	7.5	(68.4)
Residential HVAC products	3.8	(9.0)	3.6
Commercial HVAC products	10.7	(29.9)	10.0
Consolidated	(11.5)%	(2.7)%	(11.3)%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products(1)	3.5%	13.2%	3.8%
Technology products(2)	4.1	13.5	4.4
Residential HVAC products(3)	2.6	9.0	2.7
Commercial HVAC products(4)	2.7	23.9	3.0
Consolidated	3.3%	14.1%	3.5%

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.4 million, $0.9 million, and $1.3 million for the 2009 Predecessor, 2009 Successor, and the combined year ended December 31, 2009 periods, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.2 million for both the 2009 Successor and the combined year ended December 31, 2009 periods.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.1 million, $0.2 million, and $0.3 million for the 2009 Predecessor, 2009 Successor, and the combined year ended December 31, 2009 periods, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million for both the 2009 Successor and the combined year ended December 31, 2009 periods.

The following table presents the financial information for our reporting segments for 2010, 2009 and 2008:

	Successor		Predecessor	Net Change
	For the Years Ended December 31,			2010 to 2009		2009 to 2008
	2010	2009(a)	2008	$	%	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$602.7	$583.0	$715.9	$19.7	3.4%	$(132.9)	(18.6)%
Technology products	463.6	400.8	514.1	62.8	15.7	(113.3)	(22.0)
Residential HVAC products	470.5	426.2	524.5	44.3	10.4	(98.3)	(18.7)
Commercial HVAC products	362.5	397.9	515.2	(35.4)	(8.9)	(117.3)	(22.8)

Consolidated net sales	$1,899.3	$1,807.9	$2,269.7	$91.4	5.1%	$(461.8)	(20.3)%

Operating earnings (loss):
Residential ventilation products	$56.1	$54.0	$(391.9)	$2.1	3.9%	$445.9	* %
Technology products	12.1	(274.0)	(39.2)	286.1	*	(234.8)	*
Residential HVAC products	23.6	15.2	(176.8)	8.4	55.3	192.0	*
Commercial HVAC products	5.7	39.7	34.2	(34.0)	(85.6)	5.5	16.1

Subtotal	97.5	(165.1)	(573.7)	262.6	*	408.6	71.2
Unallocated:
Pre-petition reorganization items	—	(22.5)	—	22.5	100.0	(22.5)	*
Loss contingency related to the Company’s indemnification of a lease guarantee	—	3.9	(6.4)	(3.9)	(100.0)	10.3	*
Unallocated, net	(26.9)	(20.9)	(29.9)	(6.0)	(28.7)	9.0	30.1

Consolidated operating earnings (loss)	$70.6	$(204.6)	$(610.0)	$275.2	* %	$405.4	66.5%

Depreciation and amortization expense:
Residential ventilation products(1)	$34.6	$22.1	$25.0	$12.5	56.6%	$(2.9)	(11.6)%
Technology products(2)	24.3	17.8	19.3	6.5	36.5	(1.5)	(7.8)
Residential HVAC products(3)	16.1	11.5	11.3	4.6	40.0	0.2	1.8
Commercial HVAC products(4)	16.5	12.1	12.1	4.4	36.4	—	—
Unallocated	0.2	0.4	0.9	(0.2)	(50.0)	(0.5)	(55.6)

	$91.7	$63.9	$68.6	$27.8	43.5%	$(4.7)	(6.9)%

	Successor		Predecessor
	For the Years Ended December 31,
	2010	2009(a)	2008

Operating (loss) earnings margin:
Residential ventilation products	9.3%	9.3%	(54.7)%
Technology products	2.6	(68.4)	(7.6)
Residential HVAC products	5.0	3.6	(33.7)
Commercial HVAC products	1.6	10.0	6.6
Consolidated	3.7%	(11.3)%	(26.9)%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products(1)	5.7%	3.8%	3.5%
Technology products(2)	5.2	4.4	3.8
Residential HVAC products(3)	3.4	2.7	2.2
Commercial HVAC products(4)	4.6	3.0	2.3
Consolidated	4.8%	3.5%	3.0%

*	Not applicable or not meaningful.

(a)	Represents the combined Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009.

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.4 million and $1.3 million for 2010 and 2009, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $9.3 million and $1.2 million for 2010 and 2009, respectively.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million, $0.3 million and $0.2 million for 2010, 2009 and 2008, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.7 million and $0.8 million for 2010 and 2009, respectively.

The table below presents our financial information for the 2009 Predecessor, 2009 Successor and combined year ended December 31, 2009 periods:

	Predecessor		Combined
	Jan. 1, 2009 -	Successor	Year Ended
	Dec. 19, 2009	Dec. 20, 2009 -	Dec. 31, 2009
	(Restated)	Dec. 31, 2009	(Restated)
	(Amounts in millions)

Net sales	$1,763.9	$44.0	$1,807.9
Cost of products sold	1,266.0	35.2	1,301.2
Selling, general and administrative expense, net	372.6	8.5	381.1
Pre-petition reorganization items	22.5	—	22.5
Goodwill impairment charge	284.0	—	284.0
Amortization of intangible assets	22.2	1.5	23.7

Operating loss	(203.4)	(1.2)	(204.6)
Interest expense	(135.6)	(3.6)	(139.2)
Investment income	0.2	—	0.2

Loss before gain on reorganization items, net	(338.8)	(4.8)	(343.6)
Gain on reorganization items, net	619.1	—	619.1

Earnings (loss) before provision (benefit) for income taxes	280.3	(4.8)	275.5
Provision (benefit) for income taxes	85.0	(1.4)	83.6

Net earnings (loss)	$195.3	$(3.4)	$191.9

	Percentage of Net Sales
	Predecessor		Combined
	Jan. 1, 2009 -	Successor	Year Ended
	Dec. 19, 2009	Dec. 20, 2009 -	Dec. 31, 2009
	(Restated)	Dec. 31, 2009	(Restated)

Net sales	100.0%	100.0%	100.0%
Cost of products sold	71.8	80.0	72.0
Selling, general and administrative expense, net	21.1	19.3	21.1
Pre-petition reorganization items	1.3	—	1.2
Goodwill impairment charge	16.1	—	15.7
Amortization of intangible assets	1.2	3.4	1.3

Operating loss	(11.5)	(2.7)	(11.3)
Interest expense	(7.7)	(8.2)	(7.7)
Investment income	—	—	—

Loss before gain on reorganization items, net	(19.2)	(10.9)	(19.0)
Gain on reorganization items, net	35.1	—	34.2

Earnings (loss) before provision (benefit) for income taxes	15.9	(10.9)	15.2
Provision (benefit) for income taxes	4.8	(3.2)	4.6

Net earnings (loss)	11.1%	(7.7)%	10.6%

The following table presents our financial information for 2010, 2009 and 2008:

	Successor		Predecessor
	For the Years Ended December 31,			Percentage Change
		2009(a)		2010 to	2009 to
	2010	(Restated)	2008	2009	2008
	(Dollar amounts in millions)

Net Sales	$1,899.3	$1,807.9	$2,269.7	5.1%	(20.3)%
Cost of products sold	1,391.8	1,301.2	1,673.5	(7.0)	22.2
Selling, general and administrative expense, net	399.9	381.1	468.0	(4.9)	18.6
Pre-petition reorganization items	—	22.5	—	100.0	*
Goodwill impairment charge	—	284.0	710.0	100.0	60.0
Amortization of intangible assets	37.0	23.7	28.2	(56.1)	16.0

Operating earnings (loss)	70.6	(204.6)	(610.0)	*	66.5
Interest expense	(95.7)	(139.2)	(134.7)	31.2	(3.3)
Loss from debt retirement	—	—	(9.9)	—	100.0
Investment income	0.1	0.2	0.8	(50.0)	(75.0)

Loss before gain on reorganization items, net	(25.0)	(343.6)	(753.8)	92.7	54.4
Gain on reorganization items, net	—	619.1	—	(100.0)	*

(Loss) earnings before (benefit) provision for income taxes	(25.0)	275.5	(753.8)	*	*
(Benefit) provision for income taxes	(11.6)	83.6	26.9	*	*

Net (loss) earnings	$(13.4)	$191.9	$(780.7)	* %	* %

	Percentage of Net Sales
	Successor		Predecessor
	For the Years Ended December 31,			Change in Percentage
		2009(a)		2010 to	2009 to
	2010	(Restated)	2008	2009	2008

Net Sales	100.0%	100.0%	100.0%	—%	—%
Cost of products sold	73.3	72.0	73.7	(1.3)	1.7
Selling, general and administrative expense, net	21.1	21.1	20.6	—	(0.5)
Pre-petition reorganization items	—	1.2	—	1.2	(1.2)
Goodwill impairment charge	—	15.7	31.3	15.7	15.6
Amortization of intangible assets	1.9	1.3	1.3	(0.6)	—

Operating earnings (loss)	3.7	(11.3)	(26.9)	15.0	15.6
Interest expense	(5.0)	(7.7)	(5.9)	2.7	(1.8)
Loss from debt retirement	—	—	(0.4)	—	0.4
Investment income	—	—	—	—	—

Loss before gain on reorganization items, net	(1.3)	(19.0)	(33.2)	17.7	14.2
Gain on reorganization items, net	—	34.2	—	(34.2)	34.2

(Loss) earnings before (benefit) provision for income taxes	(1.3)	15.2	(33.2)	(16.5)	48.4
(Benefit) provision for income taxes	(0.6)	4.6	1.2	(5.2)	3.4

Net (loss) earnings	(0.7)%	10.6%	(34.4)%	(11.3)%	45.0%

*	Not applicable or not meaningful.

(a)	Represents the combined Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009.

Year ended December 31, 2010 as compared to the combined year ended December 31, 2009 (Restated)

Net Sales.  As discussed further in the following paragraphs, net sales for 2010 increased by approximately $91.4 million, or 5.1%, as compared to 2009. The effect of changes in foreign currency exchange rates and acquisitions increased net sales by approximately $16.5 million and $4.2 million, respectively, in 2010. Excluding the effect of changes in foreign currency exchange rates and acquisitions, net sales for 2010 increased by approximately $70.7 million as compared to 2009.

In the RVP segment, net sales for 2010 increased approximately $19.7 million, or 3.4%, as compared to 2009. Net sales in the RVP segment for 2010 reflect an increase of approximately $9.1 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for 2010 increased approximately $10.6 million as compared to the same period of 2009. Excluding the effect of changes in foreign currency exchange rates, the change in net sales for 2010 is primarily the result of an increase in the RVP segment’s Canadian business of approximately $7.5 million, and to a lesser extent an increase in the RVP segment’s United States business of approximately $2.8 million. The increase in the North American business for 2010 is, in part, the result of an increase in total housing starts in both Canada and the United States of approximately 27% and 6%, respectively. An increase in residential remodeling and replacement activity also contributed to the increase in 2010. We estimate that shipments of between approximately $2.5 million and $3.0 million were shipped to a customer in the fourth quarter of 2010 that were higher than the fourth quarter of 2009. We estimate that shipments to this customer in the first quarter of 2011 will be approximately $2.5 million to $3.0 million lower than the first quarter of 2010. Excluding the effect of changes in foreign currency exchange rates, the RVP segment’s European range hood business was relatively flat in 2010 as compared to 2009. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79% of the RVP segment’s total sales for both 2010 and 2009, respectively.

In the TECH segment, net sales for 2010 increased approximately $62.8 million, or 15.7%, as compared to 2009. This increase is primarily related to a new customer, which contributed approximately $52.1 million to net sales for the segment during 2010, and the effect of an acquisition which contributed approximately $4.2 million of net sales in 2010.

In the R-HVAC segment, net sales for 2010 increased approximately $44.3 million, or 10.4%, as compared to 2009. This increase was driven largely by air conditioning sales of approximately $25.0 million (of which we believe approximately $4.0 million to $7.0 million were due to uncertainty of product availability subsequent to January 1, 2011) to customers serving the residential site-built market for use as replacement products, and which contributed to favorable fourth quarter 2010 performance as compared to 2009. As a result, a portion of these shipments are contributing to lower shipments in the first quarter of 2011 as these customers work down their inventory levels. In addition, we estimate that other shipments of between approximately $3.5 million and $5.0 million were shipped to customers in the fourth quarter of 2010 that would have otherwise been shipped during the first quarter of 2011 primarily due to announced price increases effective January 1, 2011. Federal tax credits for high efficiency products are believed to have also contributed favorably to the mix of products sold during 2010. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, demonstrated modest growth spurred by first time home buyer tax credits and certain state funds directed toward replacing and upgrading the efficiency of HVAC equipment in existing homes principally in the first half of 2010.

In the C-HVAC segment, net sales for 2010 decreased approximately $35.4 million, or 8.9%, as compared to 2009. Net sales in the C-HVAC segment for 2010 reflect an increase of approximately $7.4 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for 2010 decreased approximately $42.8 million. This decrease is primarily the result of a decline in the non-residential construction and retro-fit markets, and lower prices on contracts negotiated in 2009 and 2010 and delivered in 2010. The decrease in 2010 is also the result of the effect of approximately $3.9 million of net sales recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Backlog for C-HVAC products was approximately $179.8 million at December 31, 2010 as compared to approximately $150.7 million at December 31, 2009. This increase in backlog reflects an increase in orders during the second half of 2010 (at prices lower than 2009 or the first half of 2010) principally for jobs expected to be delivered during the first half of 2011.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 20.0% and 19.9% of consolidated net sales for 2010 and 2009, respectively. Net sales from our Canadian subsidiaries were approximately 11.5% and 11.0% of consolidated net sales for 2010 and 2009, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 6.4% and 6.8% of consolidated net sales for 2010 and 2009, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP and C-HVAC segments.

Cost of Products Sold.  Consolidated COGS for 2010 was approximately $1,391.8 million as compared to approximately $1,301.2 million for 2009.

For 2010, COGS includes, among others:

(1) an increase of approximately $11.9 million related to the effect of changes in foreign currency exchange rates,

(2) an increase in non-cash charges related to the amortization of fair value allocated to inventory of approximately $8.6 million as compared to 2009,

(3) an increase in depreciation expense of approximately $6.2 million as compared to 2009,

(4) a reduction in warranty reserves of approximately $4.8 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments,

(5) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment,

(6) an increase of approximately $2.0 million related to an acquisition within the TECH segment during the third quarter of 2010,

(7) a decrease in product liability expense of approximately $2.9 million as compared to 2009, and

(8) a charge of approximately $1.9 million related to a product safety upgrade program within the RVP segment.

For 2009, COGS includes, among others, (1) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in our TECH segment and (2) approximately $1.6 million of severance charges related to certain reduction in workforce initiatives implemented in all four segments. Excluding the effect of these items, COGS for 2010 increased approximately $75.3 million as compared to the same period of 2009.

COGS as a percentage of net sales increased from approximately 72.0% for 2009 to approximately 73.3% for 2010. These changes are primarily due to the factors described above and below.

We continually review the costs of our product lines and look for opportunities to help offset the rising costs of raw materials and transportation when possible.

Overall, consolidated material costs for 2010 were approximately $903.9 million, or 47.6% of net sales, as compared to approximately $819.5 million, or 45.3% of net sales, for 2009. During 2010, we experienced higher material costs as a percentage of net sales as compared to 2009 related primarily to changes in product mix, as well as from higher prices related to the purchases of copper, steel, aluminum, and purchased components, such as compressors. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes.

As noted previously, in 2010, the Company experienced higher commodity prices as compared to 2009 primarily related to the purchase of copper, steel, and aluminum, as well as certain purchased components, such as compressors. The Company anticipates that commodity prices for 2011 will continue to increase as compared to 2010. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Direct labor costs for 2010 were approximately $110.2 million, or 5.8% of net sales, as compared to approximately $107.7 million, or 6.0% of net sales, for 2009. The decrease in direct labor costs, as a percentage of net sales, in 2010 as compared to 2009 is primarily the result of changes in product mix, partially offset by lower sales prices within the C-HVAC segment. Changes in production efficiencies also impacted the change in direct labor costs as a percentage of net sales in 2010 as compared to 2009.

Overhead and other costs, including freight, for 2010 were approximately $377.7 million, or 19.9% of net sales, as compared to approximately $374.0 million, or 20.7% of net sales, for 2009. Overhead and other costs for 2010 includes, among others, (1) approximately $12.2 million in non-cash charges related to the amortization of fair value allocated to inventory, (2) approximately $6.2 million of increased depreciation expense, mostly due to fresh-start accounting, as compared to 2009, (3) a reduction in warranty reserves of approximately $4.8 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments, (4) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment, (5) a decrease in product liability expense of approximately $2.9 million as compared to 2009 and (6) a charge of approximately $1.9 million related to a product safety upgrade program within the RVP segment. Overhead and other costs for 2009 includes, among others, (1) approximately $3.6 million in non-cash charges related to the amortization of fair value allocated to inventory and (2) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in our TECH segment. The remaining decrease in the percentage of overhead and other costs to net sales for 2010 is primarily the result of an increase in net sales without a proportionate increase in costs, primarily related to the fixed nature of certain overhead costs.

Freight costs were approximately 4.8% and 4.4% of net sales for 2010 and 2009, respectively. During 2010, we experienced increased freight costs due to increased ocean freight costs, as well as increased diesel fuel costs, as compared to the comparable period of 2009. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

Overall, changes in COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for 2010 was approximately $427.1 million, or 70.9% of the segment’s net sales, as compared to approximately $425.5 million, or 73.0% of the segment’s net sales, for 2009. The decrease in the percentage of COGS to net sales in 2010 primarily reflects a decrease in overhead costs as a percentage of net sales, and to a lesser extent a decrease in material costs as a percentage of net sales, mostly in the first half of 2010, resulting primarily from lower prices, in part from strategic sourcing initiatives, related to the purchase of certain component parts. In the RVP segment, overhead and other costs, including freight, for 2010 were approximately $148.8 million, or 24.7% of the segment’s net sales, as compared to approximately $151.2 million, or 25.9% of the segment’s net sales, for 2009. The decrease in overhead costs as a percentage of net sales for 2010 over 2009 primarily relates to increased sales without a proportionate increase in overhead costs, partially offset by higher freight costs.

COGS in the RVP segment for 2010 also reflects (1) an increase of approximately $5.6 million related to the effect of changes in foreign currency exchange rates, (2) a reduction in warranty reserves of approximately $4.1 million due to a change in estimate resulting from favorable experience related to claims management improvements, (3) an increase in depreciation expense of approximately $3.1 million as compared to 2009, primarily as a result of fresh-start accounting, (4) a decrease in product liability expense of approximately $2.1 million as compared to 2009, (5) a charge of approximately $1.9 million related to a product safety upgrade program, and (6) approximately $1.4 million in non-cash charges related to the amortization of fair value allocated to inventory. COGS in the RVP segment for 2009 also reflects (1) approximately $1.3 million in non-cash charges related to the amortization of fair value allocated to inventory and (2) approximately

$1.1 million of severance charges related to certain reduction in workforce initiatives implemented within the segment.

In the TECH segment, COGS for 2010 was approximately $289.1 million, or 62.4% of the segment’s net sales, as compared to approximately $238.1 million, or 59.4% of the segment’s net sales, for 2009. The increase in the percentage of COGS to net sales for 2010 was primarily the result of an increase in material costs as a percentage of net sales primarily due to a change in product mix, partially offset by a decrease in overhead costs as a percentage of net sales. In the TECH segment, overhead and other costs, including freight, for 2010 were approximately $60.7 million, or 13.1% of the segment’s net sales, as compared to approximately $58.0 million, or 14.5% of the segment’s net sales, for 2009. The decrease in the percentage of overhead costs to net sales for 2010 reflects an increase in net sales without a proportionate increase in overhead costs and is net of the effect of certain items as discussed below.

In the TECH segment, COGS for 2010 also includes (1) approximately $9.3 million in non-cash charges related to the amortization of fair value allocated to inventory, (2) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in the segment and (3) an increase of approximately $2.0 million related to an acquisition during the third quarter of 2010. In the TECH segment, COGS for 2009 also includes (1) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in the segment and (2) approximately $1.2 million in non-cash charges related to the amortization of fair value allocated to inventory.

In the R-HVAC segment, COGS for 2010 was approximately $389.9 million, or 82.9% of the segment’s net sales, as compared to approximately $354.4 million, or 83.2% of the segment’s net sales, for 2009. The decrease in COGS as a percentage of net sales for 2010 primarily reflects a decrease in overhead costs as a percentage of net sales as a result of an increase in sales without a proportionate increase in overhead costs. In the R-HVAC segment, overhead and other costs, including freight, for 2010 were approximately $89.0 million, or 18.9% of the segment’s net sales, as compared to approximately $83.6 million, or 19.6% of the segment’s net sales, for 2009. Overhead costs in the R-HVAC segment for 2010 also includes (1) an increase in non-cash charges related to the amortization of fair value allocated to inventory of approximately $0.5 million as compared to 2009, (2) an increase in depreciation expense of approximately $3.6 million as compared to 2009 and (3) a decrease in product liability expense of approximately $1.3 million as compared to 2009. The decrease in COGS as a percentage of net sales for 2010 was partially offset by an increase in material costs as a percentage of net sales resulting from a change in the mix of products sold and higher prices related primarily to the purchases of copper and certain purchased components. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 60.4% and 59.8% for 2010 and 2009, respectively.

In the C-HVAC segment, COGS for 2010 was approximately $285.7 million, or 78.8% of the segment’s net sales, as compared to approximately $283.2 million, or 71.2% of the segment’s net sales, for 2009. The increase in COGS as a percentage of net sales for 2010 primarily reflects lower sales prices and an increase in material costs as a percentage of net sales resulting from higher prices related to the purchases of steel, copper and aluminum. The increase in COGS as a percentage of net sales for 2010 also reflects the effect of approximately $3.9 million of net sales recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 14.5% and 12.9% for 2010 and 2009, respectively. The increase in direct labor as a percentage of net sales is due, in part, to lower sales prices and lower production efficiencies. In the C-HVAC segment, overhead and other costs, including freight, for 2010 were approximately $79.2 million, or 21.8% of the segment’s net sales, as compared to approximately $81.2 million, or 20.4% of the segment’s net sales, for 2009. The increase in overhead costs as a percentage of net sales for 2010 is primarily due to a decrease in sales volume and lower sales prices without a proportionate decrease in overhead costs. In the C-HVAC segment, COGS for 2010 also includes an increase of approximately $6.3 million related to the effect of changes in foreign currency exchange rates.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $399.9 million for 2010 as compared to approximately $381.1 million for 2009. SG&A as a percentage of net sales remained unchanged at approximately 21.1% for 2010 and 2009. SG&A for 2010 reflects (1) approximately $4.3 million of severance and other charges related to the closure of certain facilities in the TECH segment, (2) an increase of approximately $2.9 million related to the effect of changes in foreign currency exchange rates, (3) non-cash share-based compensation expense of approximately $2.8 million, (4) a gain of approximately $2.7 million relating to the reversal of a portion of a loss contingency reserve provided in prior periods, (5) approximately $2.2 million of fees and expenses associated with the acquisition of Ergotron, and (6) an increase of approximately $1.9 million related to an acquisition within the TECH segment during the third quarter of 2010.

SG&A for 2009 includes, among others, (1) a gain of approximately $3.9 million related to our revised estimate of a loss contingency related to an indemnification of a lease guarantee, (2) approximately $3.0 million of severance charges related to certain reduction in workforce initiatives implemented in all four segments, (3) valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that we shutdown in 2010 in the TECH segment, (4) approximately $1.5 million of expense related to early lease termination charges, (5) a gain of approximately $0.7 million related to the favorable settlement of litigation and (6) a gain of approximately $0.6 million related to the sale of assets related to one of our foreign subsidiaries.

Pre-Petition Reorganization Items.  During 2009, we retained financial and legal advisors to assist us in the analysis of our capital structure in light of economic conditions. As a result, we incurred approximately $22.5 million of advisory and other fees related to the reorganization of our capital structure.

Goodwill Impairment Charge.  During 2009, we recorded an approximate $284.0 million non-cash impairment charge to reduce the carrying amount of the TECH reporting unit’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere herein.

Amortization of Intangible Assets.  Amortization of intangible assets, including developed technology and backlog, increased from approximately $23.7 million for 2009 to approximately $37.0 million for 2010. This increase in 2010 as compared to 2009 is primarily as a result of the effect of fair value adjustments to intangible assets as a result of the application of fresh-start accounting in December 2009.

Operating Earnings (Loss).  Operating earnings increased approximately $275.2 million from an operating loss of approximately $204.6 million for 2009 to operating earnings of approximately $70.6 million for 2010. The operating loss for 2009 includes a non-cash goodwill impairment charge of approximately $284.0 million related to the TECH segment, as described above.

Operating earnings for 2010 includes, among others,

(1) approximately $27.8 million (of which approximately $8.6 million relates to the change in non-cash charges related to the amortization of fair value allocated to inventory) of increased depreciation and amortization expense related primarily to the effect of fair value adjustments to inventory, property and equipment, and intangible assets as a result of the application of fresh-start accounting in December 2009,

(2) approximately $4.5 million of severance and other charges related to the closure of certain facilities within the TECH segment,

(3) a reduction in warranty reserves of approximately $4.8 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments,

(4) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment,

(5) a decrease in product liability expense of approximately $2.9 million as compared to 2009,

(6) non-cash share-based compensation expense of approximately $2.8 million,

(7) a gain of approximately $2.7 million relating to the reversal of a portion of a loss contingency reserve provided in prior periods,

(8) approximately $2.2 million of fees and expenses associated with the acquisition of Ergotron,

(9) charge of approximately $1.9 million related to a product safety upgrade program within the RVP segment, and

(10) a gain of approximately $1.7 million related to the effect of changes in foreign currency exchange rates.

Operating loss for 2009 includes, among others,

(1) advisory fees of approximately $22.5 million related to the analysis of our capital structure in light of economic conditions during 2009,

(2) approximately $4.6 million of severance charges related to certain reduction in workforce initiatives implemented in all four segments,

(3) a gain of approximately $3.9 million related to our revised estimate of a loss contingency related to an indemnification of a lease guarantee,

(4) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in our TECH segment,

(5) valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that we shutdown in 2010 in the TECH segment,

(6) approximately $1.5 million of expense related to early lease termination charges,

(7) a gain of approximately $0.7 million related to the favorable settlement of litigation, and

(8) a gain of approximately $0.6 million related to the sale of assets related to one of our foreign subsidiaries.

The remaining changes in operating earnings (loss) between 2010 as compared to 2009 are primarily due to the factors discussed above and that follow.

In the RVP segment, operating earnings for 2010 were approximately $56.1 million as compared to approximately $54.0 million for 2009. The increase in the RVP segment’s operating earnings for 2010 is primarily the result of increased sales volume in the segment’s North American business and a decrease in material and overhead costs as a percentage of net sales.

Operating earnings for the RVP segment for 2010 also reflects (1) approximately $12.5 million of increased depreciation and amortization expense related primarily to the effect of fair value adjustments to inventory, property and equipment, and intangible assets as a result of the application of fresh-start accounting in December 2009, (2) a reduction in warranty reserves of approximately $4.1 million due to a change in estimate resulting from favorable experience related to claims management improvements, (3) a decrease in product liability expense of approximately $2.1 million as compared to 2009, (4) an increase of approximately $2.0 million related to changes in foreign currency exchange rates and (5) a charge of approximately $1.9 million related to a product safety upgrade program. Operating earnings for the RVP segment for 2009 also reflects approximately $1.9 million of severance charges related to certain reduction in workforce initiatives implemented within the segment.

In the TECH segment, operating earnings for 2010 were approximately $12.1 million as compared to an operating loss of approximately $274.0 million for 2009. The TECH operating loss for 2009 includes a non-cash goodwill impairment charge of approximately $284.0 million. Operating earnings for the TECH segment for 2010 includes (1) an increase in non-cash charges related to the amortization of fair value allocated to inventory of approximately $8.1 million as compared to 2009, (2) approximately $4.5 million of severance and other charges related to the closure of certain facilities within the segment and (3) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in the segment. The operating loss for the TECH segment for 2009 also includes (1) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries and (2) valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that we shutdown in 2010. Excluding the effect of these charges in 2010 and 2009, operating earnings increased approximately $5.9 million for 2010 as compared to 2009. This increase is primarily the result of a new customer, which contributed approximately $52.1 million of increased net sales, as noted previously, during 2010 partially offset by an increase in material costs as a percentage of net sales.

In the R-HVAC segment, operating earnings for 2010 were approximately $23.6 million as compared to approximately $15.2 million for 2009. The increase in the R-HVAC segment’s operating earnings for 2010 is primarily a result of an increase in sales volume and to a lesser extent, a decrease in overhead and other costs as a percentage of net sales, partially offset by an increase in material costs as a percentage of net sales. Operating earnings for 2010 for the R-HVAC segment also includes (1) approximately $4.6 million (of which approximately $0.5 million relates to the increase in non-cash charges related to the amortization of fair value allocated to inventory) of increased depreciation and amortization expense related primarily to the effect of fair value adjustments to inventory, property and equipment, and intangible assets as a result of the application of fresh-start accounting in December 2009 and (2) a decrease in product liability expense of approximately $1.3 million as compared to 2009.

In the C-HVAC segment, operating earnings for 2010 were approximately $5.7 million as compared to approximately $39.7 million for 2009. This decrease in operating earnings is primarily the result of a decrease in sales volume and prices, increases in material costs as a percentage of net sales primarily related to the purchase of steel, copper and aluminum, and also includes the effect of approximately $3.9 million of net sales recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Operating earnings for the C-HVAC segment for 2010 also reflects (1) approximately $4.7 million of increased amortization expense related primarily to the effect of fair value adjustments to intangible assets as a result of the application of fresh-start accounting in December 2009 and (2) a reduction in warranty reserves of approximately $0.7 million due to the Company’s change in estimate of expected warranty claims. Operating earnings for the C-HVAC segment for 2009 also reflects (1) approximately $1.3 million of expense related to early lease termination charges, (2) approximately $1.1 million of severance charges related to certain reduction in workforce initiatives implemented within the segment and (3) a gain of approximately $0.6 million related to the sale of assets related to one of our foreign subsidiaries.

Operating losses of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 5.8% of operating earnings (before unallocated and corporate expenses) for 2010. Excluding the non-cash goodwill impairment charge recorded in 2009, operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 5.9% of operating earnings (before unallocated and corporate expenses) for 2009. Net sales and earnings derived from international markets are subject to economic, political and currency risks, among others.

Interest Expense.  Interest expense decreased approximately $43.5 million, or approximately 31.2%, during 2010 as compared to 2009. This decrease is primarily due to a substantial reduction in total outstanding indebtedness as a result of the cancellation of our 10% Senior Secured Notes due 2013, 8 1/2% Senior Subordinated Notes due 2014 and 9 7/8% Senior Subordinated Notes due 2011 in connection with our bankruptcy proceedings under Chapter 11, partially offset by the effect of higher interest rates under our $300.0 million asset-based revolving credit facility (the “ABL Facility”) and from the issuance of our 11% Senior Secured Notes due 2013 (the “11% Notes”) in conjunction with our reorganization under Chapter 11 during 2009. The decrease in interest expense was also offset by interest expense from the issuance of our 10% Notes on November 23, 2010.

Gain on Reorganization Items, net.  In conjunction with our emergence from bankruptcy in 2009, we recorded a pre-tax gain on reorganization items, net of approximately $619.1 million related to our reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this restated net pre-tax gain for the period ended December 19, 2009 is as follows (amounts in millions):

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Post-petition professional fees and other reorganization costs	(9.2)

488.1
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$619.1

(Benefit) Provision for Income Taxes.  The benefit from income taxes for 2010 was approximately $11.6 million as compared to a provision for income taxes of approximately $83.6 million for 2009. The effective income tax rate of a benefit of approximately 46.4% for 2010 differs from the expected United States federal statutory rate of a benefit of 35% principally as a result of a tax benefit for capitalized research and development costs and a decrease in FIN 48 reserves, including interest, partially offset by an increase in the valuation allowances on certain foreign entities, nondeductible expenses and the effect of foreign operations. In connection with the filing of our U.S. federal tax return for the period ended December 17, 2009 in the third quarter of 2010, we made an election to capitalize for tax purposes research and development costs. This election resulted in the creation of a deferred tax asset that will be amortized over a 10 year period. As a result of this election, we recorded a deferred tax benefit of approximately $10.9 million, including a state tax benefit of approximately $1.0 million, in 2010. The effective income tax rate of approximately 30.3% for 2009 differs from the expected United States federal statutory rate of 35% principally as a result of the exclusion, from taxable income, of income related to the discharge of indebtedness, and the reversal of prior period valuation allowances against income recognized as a result of fresh-start accounting adjustments, offset by the non-deductibility of goodwill impairment charges.

In the third quarter of 2010, we reached a settlement related to an income tax and VAT audit. The total amount that we paid in connection with this settlement was approximately $1.7 million, of which approximately $0.9 million related to income taxes and approximately $0.8 million related to VAT. The approximate $0.8 million related to VAT was recorded within selling, general and administrative expense, net in the accompanying 2010 consolidated statement of operations. We had previously established income tax reserves for these uncertain income tax positions totaling approximately $2.3 million, including interest.

The change in the effective income tax rates between 2010 and 2009 is principally due to the fact that, as a result of our reorganization in late 2009 and the related fresh-start accounting adjustments, we are able to recognize the tax benefit of our losses, and as such, additional valuation allowances are not required. See Note 7, “Income Taxes”, to the consolidated financial statements included elsewhere herein.

Combined year ended December 31, 2009 (Restated) as compared to the year ended December 31, 2008

Net Sales.  As discussed further in the following paragraphs, net sales for 2009 decreased by approximately $461.8 million, or 20.3%, as compared to 2008. The effect of changes in foreign currency exchange rates reduced net sales by approximately $24.0 million in 2009. Excluding the effect of changes in foreign currency exchange rates, net sales for 2009 decreased approximately $437.8 million as compared to 2008.

In the RVP segment, net sales for 2009 decreased approximately $132.9 million or 18.6% as compared to 2008. Net sales in the RVP segment for 2009 reflect a decrease of approximately $11.8 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for 2009 decreased approximately $121.1 million as compared to 2008. The decrease is primarily a result of the decline in residential new construction activity and to a lesser extent, a decline in residential remodeling and replacement activity in the United States and Canada. In 2009, housing starts declined by approximately 39% and 29% in the United States and Canada, respectively. The segment’s sales to the remodeling and replacement market were adversely impacted by tight availability of home equity loans which consumers often use to finance such projects. Local currency net sales of our European range hood business also declined due to the global economic downturn. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79.3% of the RVP segment’s total sales for 2009. Sales of range hoods and bathroom exhaust fans for the RVP segment’s domestic subsidiaries decreased approximately 12.7% in 2009, and excluding the effect of changes in foreign currency exchange rates, sales of range hoods and bathroom exhaust fans for the RVP segment’s foreign subsidiaries decreased approximately 23.1% in 2009.

In the TECH segment, net sales for 2009 decreased approximately $113.3 million or 22.0% as compared to 2008 primarily due to a significant decline in volume due to the overall decline in the residential and light-commercial construction and retro-fit markets, as well as overall lower levels of consumer spending on high-end electronic and home entertainment products. Net sales in the TECH segment for 2009 include a decrease of approximately $0.5 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the TECH segment for 2009 decreased approximately $112.8 million.

In the R-HVAC segment, net sales for 2009 decreased approximately $98.3 million or 18.7% as compared to 2008. This decrease is primarily the result of lower sales volume of HVAC products sold to residential site built and manufactured housing customers driven largely by the sharp downturn in residential construction activity and the overall economy. Consistent with the industry, the majority of our products sold in this segment are used in replacement applications. During the economic downturn, we have seen a trend whereby consumers have opted to repair existing units or use cheaper solutions for cooling purposes in order to save money in the short-run rather than purchase replacement units. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 4.7% of our consolidated net sales for each of 2009 and 2008.

In the C-HVAC segment, net sales for 2009 decreased approximately $117.3 million or 22.8% as compared to 2008. Net sales in the C-HVAC segment for 2009 include a decrease of approximately $11.7 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for 2009 decreased approximately $105.6 million. The decrease is partly due to the fact that the segment sold approximately $72.7 million related to a large project in Saudi Arabia in 2008, with only minimal follow-up sales in 2009. This decline was partially offset by the recognition of approximately $3.9 million of net sales deferred in 2008 on this project which was recognized upon the resolution and collection of retainage in the first quarter of 2009. The remaining decline in net sales for the segment is a result of a decline in the non-residential construction and retro-fit markets particularly in the second half of 2009. Backlog for C-HVAC products was approximately $150.7 million at December 31, 2009 and approximately $202.0 million at December 31, 2008. The decrease in backlog at December 31, 2009 as compared to December 31, 2008 reflects a decrease in orders during the final several months of 2009 for jobs expected to be delivered during the first half of 2010.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 19.9% and 21.2% of consolidated net sales for 2009 and 2008, respectively. Net sales from our Canadian subsidiaries were approximately 11.0% and 9.7% of consolidated net sales for 2009 and 2008, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 6.8% and 8.9% of consolidated net sales for 2009 and 2008, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP and C-HVAC segments and to a lesser extent the TECH segment.

Cost of Products Sold.  Consolidated COGS for 2009 was approximately $1,301.2 million as compared to approximately $1,673.5 million for 2008. COGS decreased in 2009 as compared to 2008, in part, due to a reduction in sales levels, cost reduction measures initiated in 2008 and 2009 of approximately $32.5 million, and a decrease of approximately $18.7 million related to the effect of changes in foreign currency exchange rates. COGS as a percentage of net sales decreased from approximately 73.7% for 2008 to approximately 72.0% for 2009 primarily due to the factors described below.

We continually review the costs of our product lines and seek opportunities to increase prices to help offset the rising costs of raw materials and transportation when possible. During 2008, we implemented certain price increases, which carried over into 2009, in each of our four segments to help offset higher costs.

Overall, consolidated material costs for 2009 were approximately $819.5 million, or 45.3% of net sales, as compared to approximately $1,081.7 million, or 47.7% of net sales, for 2008. During 2009, we experienced lower material costs as compared to 2008 related primarily to purchases of steel, copper, aluminum, and related purchased components, such as compressors, and fans/blowers. Strategic sourcing initiatives and improvements in manufacturing processes also contributed to the decrease in material costs in 2009 as compared to 2008.

In the second half of 2009, the price of certain commodities (steel, copper, and aluminum) began to increase over price levels experienced in the first half of 2009.

Direct labor costs for 2009 were approximately $107.7 million, or 6.0% of net sales, as compared to approximately $137.7 million or 6.1% of net sales, for 2008. The decrease in direct labor costs in 2009 as compared to 2008 is primarily the result of headcount reductions that occurred during 2009.

Overhead costs, including freight, for 2009 were approximately $374.0 million, or 20.7% of net sales, as compared to approximately $454.1 million, or 20.0% of net sales, for 2008. The increase in the percentage of overhead costs to net sales for 2009 is due, in part, to a decrease in sales volume which results in lower absorption rates due, in part, to the fixed nature of certain overhead costs.

Freight costs were approximately 4.4% and 5.4% of net sales for 2009 and 2008, respectively. During 2009, we experienced decreased freight costs primarily due to decreased fuel surcharges as compared to 2008. Continued strategic sourcing initiatives and other cost reduction measures also help to mitigate fluctuations in freight costs. These cost reduction measures reduced the overall effect of freight costs on cost of goods sold as a percentage of net sales for 2009 as compared to 2008.

Overall, changes in the COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for 2009 was approximately $425.5 million or 73.0% of the segment’s net sales, as compared to approximately $546.3 million, or 76.3% of the segment’s net sales for 2008. The decrease in the percentage of COGS to net sales in 2009 reflects a decrease in material costs as a percentage of net sales and to a lesser extent, a decrease in direct labor costs as a percentage of net sales. COGS in the RVP segment for 2009 also reflects (1) a decrease of approximately $9.2 million related to the effect of changes in foreign currency exchange rates, and (2) an increase in product liability expense of approximately $6.2 million as compared to 2008. COGS in the RVP segment for 2008 includes costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million.

In the TECH segment, COGS for 2009 was approximately $238.1 million or 59.4% of the segment’s net sales, as compared to approximately $286.8 million, or 55.8% of the segment’s net sales for 2008. The increase in the percentage of COGS to net sales is primarily as a result of an increase in material costs as a percentage of net sales, and to a lesser extent, an increase in overhead costs as a percentage of net sales due to the fixed nature of certain overhead costs. COGS in the TECH segment for 2009 also reflects a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in the segment and a decrease of approximately $0.3 million related to the effect of changes in foreign currency exchange rates.

In the R-HVAC segment, COGS for 2009 was approximately $354.4 million, or 83.2% of the segment’s net sales, as compared to approximately $448.0 million, or 85.4% of the segment’s net sales, for 2008. The decrease in COGS as a percentage of net sales for 2009 primarily reflects a decrease in material costs as a percentage of net sales resulting primarily from the purchase of steel, copper and aluminum, and to a lesser extent, a decrease in direct labor costs as a percentage of net sales. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 59.8% and 61.6% for 2009 and 2008, respectively.

In the C-HVAC segment, COGS for 2009 was approximately $283.2 million, or 71.2% of the segment’s net sales, as compared to approximately $392.4 million, or 76.2% of the segment’s net sales, for 2008. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 12.9% and 11.8% in 2009 and 2008, respectively. The decrease in COGS as a percentage of net sales for 2009 primarily reflects a decrease in material costs resulting primarily from the purchase of steel, copper and aluminum, and to a lesser extent, from price increases implemented in 2008, and also reflects the effect of approximately $3.9 million of net sales deferred in 2008, under a large contract, and recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs. In the C-HVAC segment, COGS for 2009 also includes a decrease of approximately $9.2 million related to the effect of changes in foreign currency exchange rates.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $381.1 million for 2009 as compared to approximately $468.0 million for 2008. SG&A decreased in 2009 as compared to 2008, in part, due to cost reduction measures initiated in 2008 and 2009 of approximately $43.2 million and a decrease of approximately $5.8 million related to the effect of changes in foreign currency exchange rates. SG&A as a percentage of net sales increased from approximately 20.6% for 2008 to approximately 21.1% for 2009 primarily as a result of the decline in net sales, partially offset by the effect of certain expense reduction measures as noted above.

Pre-Petition Reorganization Items.  During 2009, we retained financial and legal advisors to assist us in the analysis of our capital structure in light of economic conditions. As a result, we incurred approximately $22.5 million of advisory and other fees related to the reorganization of our capital structure.

Goodwill Impairment Charge.  During 2009, we recorded an approximate $284.0 million non-cash impairment charge to reduce the carrying amount of the TECH reporting unit’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. During 2008, we recorded an approximate $710.0 million non-cash impairment charge to reduce the carrying amount of our goodwill to the estimated fair value based upon the results of our goodwill impairment testing. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere herein.

Operating Earnings (Loss).  Consolidated operating loss decreased approximately $405.4 million from approximately $610.0 million for 2008 to approximately $204.6 million for 2009. During 2008, we recorded a non-cash goodwill impairment charge of approximately $710.0 million, and in 2009, we recorded a non-cash goodwill impairment charge of approximately $284.0 million. The operating loss for 2009 also includes approximately $22.5 million of pre-petition reorganization items related to the restructuring of our capital structure and a decrease of approximately $0.6 million related to the effect of changes in foreign currency exchange rates. Excluding the effect of these non-cash goodwill impairment charges, pre-petition reorganization items, and changes in foreign currency exchange rates, operating earnings increased approximately $1.3 million for 2009 as compared to 2008. The remaining changes in operating loss are primarily due to the factors discussed above and that follow.

For 2009, the RVP segment had operating earnings of approximately $54.0 million as compared to an operating loss of approximately $391.9 million for 2008. During 2008, we recorded a non-cash impairment charge of approximately $444.0 million to reduce the carrying amount of the RVP segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge in 2008, operating earnings increased approximately $1.9 million for 2009 as compared to 2008. The remaining increase in the RVP segment’s operating earnings for 2009 is primarily a result of a decrease in material and direct labor costs and expense reductions, partially offset by lower sales volume. Operating earnings for the RVP segment also reflects a decrease of approximately $0.4 million related to changes in foreign currency exchange rates.

For 2009, the TECH segment had an operating loss of approximately $274.0 million as compared to an operating loss of approximately $39.2 million for 2008. During 2009 and 2008, we recorded non-cash impairment charges of approximately $284.0 million and $77.0 million, respectively, to reduce the carrying amount of the TECH segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of these non-cash goodwill impairment charges, operating earnings decreased approximately $27.8 million for 2009 as compared to 2008. In addition, we provided a valuation reserve of approximately $2.8 million related to certain assets of a foreign subsidiary in the TECH segment that was shut down in 2010. The remaining decrease is primarily the result of decreased sales volume without a proportionate decrease in overhead costs, and increased material costs, partially offset by expense reductions. The 2009 operating loss for the TECH segment also includes a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in the segment and was reduced by approximately $0.7 million related to changes in foreign currency exchange rates.

For 2009, the R-HVAC segment had operating earnings of approximately $15.2 million as compared to an operating loss of approximately $176.8 million for 2008. During 2008, we recorded a non-cash impairment charge of approximately $189.0 million to reduce the carrying amount of the R-HVAC segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge in 2008, operating earnings increased approximately $3.0 million for 2009 as compared to 2008. The remaining increase in the R-HVAC segment’s operating earnings for 2009 is primarily a result of a decrease in material costs, expense reductions, and to a lesser extent direct labor costs, partially offset by lower sales volume.

For 2009, the C-HVAC segment had operating earnings of approximately $39.7 million as compared to approximately $34.2 million for 2008. This increase is primarily the result of a decrease in material costs relating to the purchase of steel, copper and aluminum and to a lesser extent, approximately $3.9 million of net sales deferred in 2008, under a large contract, and recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Operating earnings for the C-HVAC segment also reflects an increase of approximately $0.3 million related to changes in foreign currency exchange rates.

Excluding the non-cash goodwill impairment charges recorded in 2009 and 2008, operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian subsidiaries, were approximately 5.9% and 8.8% of operating earnings (before unallocated and corporate expenses) for 2009 and 2008, respectively. Net sales and earnings derived from international markets are subject to the risks of currency fluctuations, among others.

Interest Expense.  Interest expense increased approximately $4.5 million, or approximately 3.3%, during 2009 as compared to 2008. This increase is the net result of the impact of higher interest rates of approximately $6.8 million as a result of our 10% Notes and the Predecessor ABL Facility, both of which were consummated on May 20, 2008, and the impact of higher average principal balances of approximately $9.1 million. In addition, our interest expense increased approximately $1.7 million in 2009 due to increased amortization of deferred debt expense related to the additional deferred financing costs associated with the Predecessor 10% Notes and the Predecessor ABL Facility. These increases were partially offset by a reduction in interest expense of approximately $12.6 million related to the Chapter 11 proceedings and the related elimination of certain of our debt during 2009.

Loss from Debt Retirement.  On May 20, 2008, we sold $750.0 million of our Predecessor 10% Notes and also entered into the Predecessor ABL Facility. The net proceeds from the Predecessor 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness under our then existing senior secured credit facility, which included approximately $675.5 million outstanding under our senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the senior secured credit facility. The redemption of our senior secured term loan resulted in a pre-tax loss of approximately $9.9 million in the second quarter of 2008, primarily as a result of writing off unamortized deferred debt expense.

Gain on Reorganization Items, net.  In conjunction with our emergence from bankruptcy in 2009, we recorded a pre-tax gain on reorganization items, net of approximately $619.1 million related to our reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this restated net pre-tax gain for the period ended December 19, 2009 is as follows (amounts in millions):

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Post-petition professional fees and other reorganization costs	(9.2)

488.1
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$619.1

Provision for Income Taxes.  The provision for income taxes for 2009 was approximately $83.6 million as compared to approximately $26.9 million for 2008. The effective income tax rate of approximately 30.3% for 2009 differs from the expected United States federal statutory rate of 35% principally as a result of the exclusion, from taxable income, of income related to the discharge of indebtedness, and the reversal of prior period valuation allowances against income recognized as a result of fresh-start accounting adjustments, offset by the non-deductibility of goodwill impairment charges. The effective income tax rate of approximately (3.6)% for 2008 differs from the expected United States federal statutory rate of 35% principally as a result of the estimated non-cash goodwill impairment charge recorded in 2008, non-deductible expenses, increases in valuation allowances against deferred tax assets, state income tax provisions, the effect of foreign operations and interest on uncertain tax positions. The change in the effective income tax rates between 2009 and 2008 is principally due to the tax effects of fresh-start accounting adjustments. See Note 7, “Income Taxes”, to the consolidated financial statements included elsewhere herein.

During the third quarter of 2008, we evaluated the realizability of our domestic deferred tax assets as a result of economic conditions, our operating results and our revised forecast, including the increase in future interest expense as a result of the debt refinancing that occurred in May 2008. As a result of this analysis during the third quarter of 2008, we established a valuation allowance of approximately $14.6 million against domestic deferred tax assets in existence at December 31, 2007. In addition, for the year ended December 31, 2008, we recorded a valuation allowance against certain tax assets related to domestic and foreign operating losses generated in 2008 of approximately $40.9 million. During 2009, prior to the Effective Date, we provided an additional federal, foreign and state valuation allowance of approximately $57.0 million. In assessing the need for a valuation allowance, we assessed the available means of recovering our deferred tax assets, including the ability to carry back net operating losses, available deferred tax liabilities, tax planning strategies and projections of future taxable income. At the time of the evaluation, we concluded that it was more likely than not, based upon all available evidence, that a valuation allowance was required for substantially all of our net domestic deferred tax assets, and certain foreign deferred tax assets and net operating losses.

As of December 31, 2009, as a result of income and related deferred tax liabilities recognized through fresh-start accounting, we have determined that a valuation allowance is no longer required for most of our domestic deferred tax assets. We have sufficient reversing deferred tax liabilities available so that it is more likely than not that our deferred tax assets will be realized. We continue to maintain a valuation allowance for foreign net operating loss carryforwards and for certain deferred tax assets that, if recognized, would result in capital losses.

During 2009, we received a report of proposed audit adjustments related to one of our foreign subsidiaries. In the report, the taxing authorities proposed adjustments resulting in additional income tax related penalties and interest up to a maximum amount of approximately $5.0 million. We reviewed the report and the related proposed adjustments. Based upon our review of the audit report and related proposed adjustments, approximately $1.5 million of additional taxes, interest and penalties were recorded in 2009 related to these uncertain tax positions. At December 31, 2009, we had accrued a total of approximately $2.3 million of tax, penalties and interest related to these proposed adjustments (including approximately $0.8 million that had been accrued in previous years).

Liquidity and Capital Resources

Our primary liquidity needs are to fund general business requirements, including working capital requirements, capital expenditures, interest payments and debt repayments. Our principal sources of liquidity are cash flows from subsidiaries, existing unrestricted cash and cash equivalents, and the use of borrowings under the ABL Facility. The indentures related to our 10% Notes, 8.5% Notes, the credit agreements governing our ABL Facility and Term Loan Facility, and other agreements governing our indebtedness and the indebtedness of our subsidiaries contain certain restrictive financial and operating covenants, including covenants that restrict our ability and the ability of our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets, and take certain other corporate actions. See Note 8, “Notes, Mortgage Notes and Obligations Payable” to the consolidated financial statements and Note G, “Notes, Mortgage Notes and Obligations Payable” to the unaudited condensed consolidated financial statements included elsewhere herein and “— Debt Covenant Compliance” below.

We believe that our unrestricted cash and cash equivalents as of December 31, 2010, our estimated cash flows from our subsidiaries and borrowings available under our ABL Facility will be sufficient to fund our operations, anticipated capital expenditures and debt repayment obligations through at least the next twelve months based on our current operating plan.

We believe that our primary long-term capital requirements relate to servicing and repaying our indebtedness. At October 1, 2011, we had aggregate principal outstanding of $250.0 million under the 10% Notes, $500.0 million in aggregate principal outstanding under the 8.5% Notes (excluding approximately $7.0 million of unamortized debt discount), $348.3 million in aggregate principal outstanding under the Term Loan Facility (excluding approximately $7.8 million of unamortized debt discount) and approximately $77.0 million under the ABL Facility. We are currently obligated to make periodic principal and interest payments under the 10% Notes, the 8.5% Notes, the ABL Facility, the Term Loan Facility, as well as other indebtedness. Additionally, we will be required to repay amounts outstanding under the ABL Facility in 2015, under our 10% Notes in 2018 and under our 8.5% Notes in 2021. We will be required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the Term Loan Facility, with the balance due in 2017. See “— Contractual Obligations” below for detail on our payment obligations under our indebtedness.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future and to access the capital markets. Our ability to generate cash in the future will be dependent upon, among other things, the performance of our operating segments, and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our ability to repay our outstanding indebtedness will also depend on our ability to access the capital markets in order to refinance all amounts outstanding under the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility as we do not anticipate generating sufficient cash flow from operations to repay such amounts in full. We cannot assure you that funds will be available to us in the capital markets, together with cash generated from operations, in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of our indebtedness, including the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

Second Quarter 2011 Debt Transactions

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of the 8.5% Notes. The Company also entered into the Term Loan Facility. The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net debt to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The following is a summary of sources and uses in the second quarter of 2011 related to these debt transactions:

(Amounts in millions)

Sources:
Proceeds from issuance of the 8.5% Notes	$500.0
Proceeds from Term Loan Facility after deducting original issue discount of approximately $1.8 million	348.2

Total sources	848.2

Uses:
Repurchase or redemption of 11% Notes	(753.3)
Tender and redemption premiums for 11% Notes	(37.8)
Accrued and unpaid interest through the date of tender or redemption	(33.9)

Subtotal—11% Notes repurchase or redemption	(825.0)
Underwriting commissions and legal, accounting and other expenses	(20.9)

Total uses	(845.9)

Net cash to Nortek	$2.3

During the second quarter of 2011, the Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. The Tender Offer entitled the holders of the 11% Notes to receive $1,052.50 per $1,000 in principal amount, plus accrued and unpaid interest, and resulted in a supplemental indenture to the 11% Notes, which substantially eliminated all affirmative and restrictive covenants and certain events of default under the indenture and provided for a shorter notice period in connection with a voluntary redemption. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the supplemental indenture to the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, “Debt Modifications and Extinguishments” (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

Based on the initial interest rate of 5.25% for the Term Loan Facility, the Company expects that its annual cash interest costs will be reduced by approximately $22.0 million as a result of the debt transactions described above. Approximately $82.9 million of annual cash interest related to the 11% Notes will be eliminated and replaced by approximately $60.9 million of annual cash interest related to the 8.5% Notes and the Term Loan Facility.

Cash Flows

Net cash provided by operating activities decreased by approximately $40.7 million from approximately $74.5 million for the first nine months of 2010 to approximately $33.8 million for the first nine months of 2011. This change was primarily the result of a decrease in net earnings (after the exclusion of non-cash items, including loss from debt retirement of approximately $33.8 million) of approximately $17.5 million combined with an increase in working capital needs of approximately $24.8 million primarily related to sales expected to occur in the fourth quarter of 2011.

For fiscal year 2010, net cash provided by operating activities increased approximately $18.7 million from approximately $28.2 million for 2009 to approximately $46.9 million for 2010. This change was primarily the net result of an increase in net earnings (after the exclusion of non-cash items) of approximately $40.4 million, partially offset by an increase in working capital needs of approximately $22.3 million.

Net cash used in investing activities increased approximately $29.0 million from approximately $20.1 million for the first nine months of 2010 to approximately $49.1 million for the first nine months of 2011. This increase was primarily the result of an increase in net cash paid for businesses acquired of approximately $21.7 million, an investment in a joint venture of approximately $5.3 million and an increase in capital expenditures of approximately $1.3 million. Capital expenditures were approximately $13.9 million and $12.6 million for the first nine months of 2011 and 2010, respectively. Capital expenditures were approximately $19.8 million for the year ended December 31, 2010 and are expected to be between approximately $20.0 million and $25.0 million for 2011.

For fiscal year 2010, net cash used in investing activities increased approximately $269.4 million from approximately $34.0 million for 2009 to approximately $303.4 million for 2010. This increase was primarily the result of an increase in payments for acquisitions of approximately $271.1 million and an increase in capital expenditures of approximately $1.4 million. Capital expenditures were approximately $19.8 million for 2010 as compared to approximately $18.4 million for 2009.

Net cash from financing activities increased by approximately $105.6 million from net cash used in financing activities of approximately $90.8 million for the first nine months of 2010 to net cash provided by financing activities of approximately $14.8 million for the first nine months of 2011. This change is primarily the result of the second quarter 2011 debt transactions as noted above of approximately $36.0 million, an increase in borrowings of approximately $32.7 million and a decrease in payments relating to outstanding borrowings of approximately $38.7 million.

For fiscal year 2010, net cash from financing activities increased by approximately $311.4 million from net cash used in financing activities of approximately $86.8 million for 2009 to net cash provided by financing activities of approximately $224.6 million for 2010. This change is primarily the result of an increase in net borrowings of approximately $316.9 million, including the issuance of our 10% Notes in November 2010, partially offset by fees incurred related to our 10% Notes and ABL Facility of approximately $9.5 million.

As discussed earlier, we generally use cash flows from operations, and where necessary borrowings, to finance our capital expenditures and strategic acquisitions, to meet the service requirements of existing indebtedness and for working capital and other general corporate purposes.

Outstanding Indebtedness

We had consolidated debt at October 1, 2011 and December 31, 2010 of approximately $1,182.9 and $1,119.6 million, respectively, consisting of the following:

	October 1, 2011	December 31, 2010
	(Amounts in millions)

11% Notes	$—	$753.3
8.5% Notes, net of discount	493.0	—
Term Loan Facility, net of discount	340.5	—
10% Notes	250.0	250.0
ABL Facility	77.0	85.0
Long-term notes, mortgage notes and other indebtedness, net	20.3	22.7
Short-term bank obligations	2.1	8.6

	$1,182.9	$1,119.6

During the first nine months of 2011, we had a net increase in our debt of approximately $63.3 million resulting primarily from the second quarter 2011 debt transactions as noted previously, which resulted in a net increase in outstanding borrowings of approximately $81.2 million, partially offset by a net decrease in borrowings under our ABL Facility of approximately $8.0 million, quarterly payments related to the Term Loan Facility of approximately $1.7 million and net payments relating to subsidiary debt of approximately $9.0 million. The remaining increase of approximately $0.8 million relates to the effect of changes in foreign currency exchange rates and debt discount amortization. Our debt to equity ratio increased from approximately 7.1:1 at December 31, 2010 to approximately 11.6:1 at October 1, 2011 primarily as a result of the net increase in indebtedness as noted above and a decrease in stockholders’ investment, primarily related to the net loss for the first nine months of 2011. On October 28, 2011, we voluntarily repaid $25.0 million of outstanding borrowings under our ABL Facility and accordingly have classified such amount as current maturities of long-term debt in the accompanying unaudited condensed consolidated balance sheet as of October 1, 2011.

During 2010, we had a net increase in our debt of approximately $234.3 million resulting from:

(Amounts in millions)

Issuance of 10% Notes	$250.0
Payments, net of borrowings, under our ABL Facility	(5.0)
Additional borrowings related primarily to our foreign subsidiaries	43.1
Issuance of unsecured notes related to acquisitions in 2010	1.2
Other principal payments	(54.1)
Changes in foreign currency exchange rates and other	(0.9)

$234.3

At October 1, 2011 and December 31, 2010, our subsidiary, Best, was not in compliance with certain maintenance covenants with respect to one of its loan agreements with borrowings outstanding of approximately $0.8 million and $1.4 million at October 1, 2011 and December 31, 2010, respectively. As a result, we reclassified the long-term portion of outstanding borrowings under this agreement of approximately $0.6 million as a current liability on our consolidated balance sheet at December 31, 2010. The lender has not taken any action related to the covenant noncompliance at this time. The next measurement date for the maintenance covenant is for the year ended December 31, 2011 and we believe it is probable that Best will not be in compliance with such covenants at such time. No assurances can be given that the lender will continue to not take any action and accordingly, we could be required to repay this outstanding borrowing if non-compliance is not cured or waived, as the case may be. In the event this lender accelerates this loan, additional indebtedness of Best under a different loan agreement with borrowings outstanding of approximately $1.1 million and $1.7 million at October 1, 2011 and December 31, 2010, respectively, could also become immediately due and payable if such cross-default is not waived. As a result, we have also reclassified the long-term portion of this additional indebtedness of approximately $0.2 million and $0.9 million as a current liability on our consolidated balance sheet at October 1, 2011 and December 31, 2010, respectively.

Contractual Obligations

The following is a summary of our estimated future cash obligations at December 31, 2010, including those of our subsidiaries, under debt obligations (excluding approximately $17.5 million in debt discount), interest expense (based upon interest rates in effect at the time of the preparation of this summary), capital lease obligations, minimum annual rental obligations primarily for non-cancelable lease obligations (operating leases), acquisition agreements, purchase obligations, other long-term liabilities and other obligations. Debt and interest payments in the table below reflect the financing transactions during 2010 as previously described (see Note 8, “Notes, Mortgage Notes and Obligations Payable”, and Note 11, “Commitments and Contingencies”, to the consolidated financial statements included elsewhere herein) and has further been updated from the amounts presented in our Form 10-K for the year ended December 31, 2010 to reflect the following:

•	All payments related to the 11% Notes have been excluded to reflect the impact of the repurchase and redemption discussed above.

•	The estimated impact of the 8.5% Notes due 2021 with a first interest payment of October 15, 2011 has been added.

•	The estimated impact of the Term Loan Facility has been added and includes the quarterly principal payments of $875,000 through maturity on April 26, 2017 at the initial interest rate of 5.25%.

•	The impact of the net decrease in amounts borrowed under the ABL Facility of approximately $8.0 million in the first nine months of 2011 and the change in the maturity of the ABL Facility from 2013 to 2015.

	Payments Due by Period
	2011	2012 & 2013	2014 & 2015	2016 & Thereafter	Total
	(Amounts in millions)

Notes, mortgage notes and obligations payable(1)	$10.4	$9.0	$84.7	$1,084.5	$1,188.6
Interest payments(2)(3)(4)	63.3	184.9	184.5	336.1	768.8
Capital lease obligations	2.1	6.8	3.8	0.3	13.0
Operating lease obligations	19.8	26.5	12.7	3.7	62.7
Other purchase obligations	9.8	0.1	—	—	9.9
Other liabilities(5)	7.9	39.3	34.9	96.9	179.0

Total	$113.3	$266.6	$320.6	$1,521.5	$2,222.0

(1)	Excludes notes payable and other short-term obligations of approximately $8.6 million.

(2)	Based upon interest rates in effect at December 31, 2010 or in the case of our 8.5% Notes and Term Loan Facility, based upon the initial interest rates in effect on April 26, 2011.

(3)	Subsidiary debt used for working capital purposes such as lines of credit are estimated to continue through December 31, 2018 in the above table.

(4)	Includes interest payments on the ABL Facility which are estimated to continue through 2015 in the above table.

(5)	Includes pension, profit sharing and other post-retirement benefits (see Note 10, “Pension, Profit Sharing and Other Post-Retirement Benefits”, to the consolidated financial statements included elsewhere herein).

Nortek, its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, refinance, redeem or retire any of our outstanding debt, in privately negotiated or open market transactions, by tender offer or otherwise, which may be subject to restricted payment limitations.

Adequacy of Liquidity Sources

At October 1, 2011, we had approximately $57.2 million of unrestricted cash and cash equivalents to fund our cash flow needs for the remainder of 2011. During 2011, we expect that it is reasonably likely that the following major cash requirements will occur as compared to 2010:

	For the Year Ended December 31,
	2011	2010
	(Amounts in millions)

Interest payments, net	$63.3	$86.6
Principal payments, net	10.4	146.7
Capital lease obligations	2.1	2.4
Completed acquisitions and contingent earn out payments	0.4	285.2
Capital expenditures	25.0	19.8
Operating lease and other rental payments	27.7	32.2
Defined benefit pension plan and other post-retirement benefit plan contributions	7.9	4.3

With the exception of net interest and principal payments as described previously, there have been no significant changes to these cash requirements since December 31, 2010 and accordingly the above table has not been updated for items other than interest and principal payments as of October 1, 2011.

In addition, cash requirements for income tax payments will be dependent on our level of earnings. In the first nine months of 2011 we received net tax refunds of approximately $5.5 million and the full year of 2010, we made income tax payments, net of refunds, of approximately $18.4 million.

Our ABL Facility consists of a $280.0 million U.S. facility (with a $60.0 million sublimit for the issuance of U.S. standby letters of credit and a $20.0 million sublimit for U.S. swingline loans) and a $20.0 million Canadian facility. As of December 16, 2011, we had approximately $52.0 million in outstanding borrowings and approximately $14.7 million in outstanding letters of credit under the ABL Facility. Based on the borrowing base calculations as of December 9, 2011, at December 16, 2011 we had excess availability of approximately $189.0 million under the ABL Facility and approximately $150.6 million of excess availability before triggering the cash deposit requirements as discussed further below.

As noted previously, the indenture and other agreements governing our indebtedness and the indebtedness of our subsidiaries, contain certain restrictive financial and operating covenants, including covenants that restrict our ability and the ability of our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets, and take certain other corporate actions. As of October 1, 2011, we had the capacity to make certain payments, including dividends, under the 10% Notes of approximately $25.0 million.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions and possible dispositions of certain of our businesses and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.

On April 28, 2011, through wholly-owned subsidiaries, we acquired all of the stock of TV One Broadcast Sales Corporation, Barcom (UK) Holdings Limited and Barcom Asia Holdings, LLC (collectively, “TV One”) for approximately $26.0 million. In connection with the acquisition of TV One in the second quarter of 2011, we also incurred approximately $0.8 million of fees and expenses, which have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated statement of operations. TV One sells a complete range of video signal processing products for the professional audio/video and broadcast markets.

On December 17, 2010, we acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”). Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world. The estimated purchase price was approximately $299.3 million, consisting of cash payments totaling approximately $295.6 million, of which approximately $5.8 million was paid in the first nine months of 2011, and an estimated payable to the sellers of approximately $3.7 million related to the remaining estimated reimbursement of federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the fourth quarter of 2011.

On July 6, 2010, through our wholly-owned subsidiary, Linear LLC, we acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012). Luxor is an online retailer and distributor of security cameras and digital video recorders.

Contingent consideration of approximately $1.3 million related to the acquisition of certain entities was accrued for at December 31, 2009, and was paid in February 2010. We do not anticipate paying any further contingent consideration for completed acquisitions as of October 1, 2011.

Working Capital

Our working capital and current ratio decreased from approximately $330.5 million and 1.9:1 at December 31, 2010 to approximately $312.2 million and 1.7:1 at October 1, 2011. The decrease in working capital is primarily the result of an increase in current maturities of long-term debt due to the voluntary repayment of $25.0 million in outstanding borrowings under the ABL Facility in October 2011 and the April 2011 debt refinancing and the effect of changes in accrued expenses and taxes, net as described further below, partially offset by the effect of changes in other working capital accounts as described further below.

Our working capital increased from approximately $320.8 million at December 31, 2009 to approximately $330.5 million at December 31, 2010, while our current ratio remained unchanged from December 31, 2009 to December 31, 2010 at approximately 1.9:1. The change in working capital is primarily the net result of a decrease in current maturities of long-term debt and other short-term obligations of approximately $32.1 million and the effect of changes in accounts receivable and inventories as described further below, partially offset by a decrease in unrestricted cash and cash equivalents of approximately $31.9 million and the effect of changes in accounts payable and accrued expenses and taxes, net as described further below.

Refer to “Cash Flows”, “Contractual Obligations” and “Adequacy of Liquidity Sources” above for further discussions on the Company’s working capital and future uses of cash.

Unrestricted cash and cash equivalents decreased from approximately $57.7 million at December 31, 2010 to approximately $57.2 million at October 1, 2011. We have classified as restricted, in the accompanying unaudited condensed consolidated balance sheet, certain cash and cash equivalents that are not fully available for use in our operations. At October 1, 2011, approximately $2.3 million (of which approximately $2.2 million is included in long-term assets) of cash and cash equivalents were held primarily as collateral to fund certain benefit obligations relating to supplemental executive retirement plans.

Unrestricted cash and cash equivalents decreased from approximately $89.6 million at December 31, 2009 to approximately $57.7 million at December 31, 2010. We have classified as restricted, in the accompanying consolidated balance sheet, certain cash and cash equivalents that are not fully available for use in our operations. At December 31, 2010, approximately $2.5 million (of which approximately $2.4 million is included in long-term assets) of cash and cash equivalents were held primarily as collateral to fund certain benefit obligations relating to supplemental executive retirement plans.

Accounts receivable, less allowances, increased approximately $4.3 million, or approximately 1.5%, between December 31, 2010 and October 1, 2011, while net sales increased approximately $89.0 million, or approximately 19.2%, in the third quarter of 2011 as compared to the fourth quarter of 2010. The change in accounts receivable includes a decrease of approximately $1.8 million related to the effect of changes in foreign currency exchange rates and an increase of approximately $2.5 million related to acquisitions made in 2011. Accounts receivable at December 31, 2010 included approximately $22.1 million of accounts receivable related to Ergotron. As Ergotron was accounted for as if it had been acquired on December 31, 2010, no net sales were included in the fourth quarter of 2010. Excluding the effect of changes in foreign currency exchange rates and acquisitions made in 2011 from the October 1, 2011 accounts receivable balance and Ergotron receivables from the December 31, 2010 accounts receivable balance, accounts receivable increased approximately $25.7 million between December 31, 2010 and October 1, 2011 and primarily relates to increased sales in the C-HVAC segment. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of net sales, as well as collections from our customers. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period. Accounts receivable from customers related to foreign operations increased by approximately $6.0 million, or approximately 7.2%, between December 31, 2010 and October 1, 2011.

Accounts receivable, less allowances, increased approximately $31.7 million, or approximately 12.7%, between December 31, 2009 and December 31, 2010, while net sales increased approximately $33.5 million, or approximately 7.8%, in the fourth quarter of 2010 as compared to the fourth quarter of 2009. The acquisition of Ergotron during the fourth quarter of 2010 contributed approximately $22.1 million to this increase in accounts receivable. The remaining increase of approximately $9.6 million is primarily the result of increases within the TECH and R-HVAC segments due to increased sales in the fourth quarter of 2010 as compared to the fourth quarter of 2009. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of net sales, as well as collections from our customers. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period. Excluding approximately $16.4 million of Ergotron’s foreign accounts receivable, accounts receivable from customers related to foreign operations decreased by approximately $0.6 million, or approximately 1.0%, between December 31, 2009 and December 31, 2010.

Inventories increased approximately $15.5 million, or approximately 4.9%, between December 31, 2010 and October 1, 2011. The change in inventories includes a reduction of approximately $7.5 million related to non-cash amortization of the fair value of inventories, a decrease of approximately $1.0 million related to the effect of changes in foreign currency exchange rates and an increase of approximately $2.9 million related to acquisitions made in 2011. Excluding the effect of non-cash amortization, changes in foreign currency exchange rates and acquisitions, inventories increased approximately $21.1 million between December 31, 2010 and October 1, 2011 and primarily relates to increased purchases in the C-HVAC segment in anticipation of higher sales levels in the fourth quarter of 2011.

Inventories increased approximately $40.3 million, or approximately 14.8%, between December 31, 2009 and December 31, 2010. The change in inventories includes the effect of the Ergotron and Luxor acquisitions during 2010 of approximately $27.9 million and a reduction of approximately $12.2 million related to non-cash amortization of the fair value of inventories. Excluding the effect of acquisitions and non-cash amortization, inventories increased approximately $24.6 million between December 31, 2009 and December 31, 2010 and primarily relates to increased purchases in the TECH segment mostly to support shipments in the first part of 2011 to a significant new customer in 2010.

Other current assets increased approximately $16.7 million, or approximately 121.0%, between December 31, 2010 and October 1, 2011. This increase is primarily related to an increase in the cost basis of inventory shipped of approximately $16.5 million relating to a customer in the TECH segment in which we have determined that cash basis accounting treatment is appropriate for revenue recognition under the customer agreement. See “— Risks and Uncertainties.”

Accounts payable decreased approximately $5.1 million, or 2.9%, between December 31, 2010 and October 1, 2011 primarily due to decreases in the RVP and TECH segments related to decreased purchases, partially offset by increases in the C-HVAC segment related to increased purchasing in anticipation of higher sales levels in the fourth quarter of 2011. The change in accounts payable at October 1, 2011 also reflects a decrease of approximately $0.5 million related to the effect of changes in foreign currency exchange rates and an increase of approximately $1.7 million related to acquisitions made in 2011.

Accounts payable increased approximately $51.2 million, or 41.1%, between December 31, 2009 and December 31, 2010 and includes the effect of the Ergotron and Luxor acquisitions during 2010 of approximately $29.8 million. Excluding the effect of acquisitions, accounts payable increased approximately $21.4 million between December 31, 2009 and December 31, 2010 and primarily relates to increased purchasing in the TECH segment mostly to support shipments in the first part of 2011 to a significant new customer in 2010. The change in accounts payable at December 31, 2010 also reflects a decrease of approximately $1.1 million related to the effect of changes in foreign currency exchange rates.

Accrued expenses and taxes, net increased approximately $37.1 million, or approximately 19.2%, between December 31, 2010 and October 1, 2011 primarily as a result of an increase in accrued interest related to upcoming interest payments on the Company’s senior indebtedness, as well as, an increase in accrued severance related to the retirement of a Company executive.

Accrued expenses and taxes, net increased approximately $17.1 million, or approximately 9.8%, between December 31, 2009 and December 31, 2010 primarily as a result of the acquisition of Ergotron which contributed approximately $17.5 million to the change in accrued expenses and taxes, net. This increase was partially offset by the effect of accrued contingent consideration of approximately $1.3 million at December 31, 2009 that was paid in February 2010.

Changes in certain working capital accounts, as noted above, between December 31, 2010 and October 1, 2011 and between December 31, 2009 and 2010 differ from the changes reflected in our consolidated statement of cash flows for such period as a result of the specific items mentioned in the preceding paragraphs and from other non-cash items, including among others, the effect of changes in foreign currency exchange rates.

Debt Covenant Compliance

The agreements that govern the terms of our outstanding debt, including the indentures that govern the 8.5% Notes and the 10% Notes, and the credit agreements that govern the ABL Facility and Term Loan Facility, contain covenants that restrict our ability and the ability of certain of our subsidiaries to, among other things:

•	consolidate, merge or sell assets;

•	pay dividends or make other restricted payments;

•	incur additional indebtedness;

•	make loans or investments;

•	incur certain liens;

•	enter into transactions with affiliates; and

•	agree to dividend payment restrictions affecting certain of our subsidiaries.

Additionally, pursuant to the terms of the ABL Facility, we will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million or 15% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. The ABL Facility also restricts our ability to prepay our other indebtedness, including the 10% Notes, the 8.5% Notes and the Term Loan Facility, or designate any other indebtedness as senior debt.

In addition, the indentures that govern our 8.5% Notes and 10% Notes and the credit agreement that governs the Term Loan Facility contain certain covenants that limit our ability to designate any of our subsidiaries as unrestricted subsidiaries or permit any restricted subsidiaries that are not guarantors under the indenture from guaranteeing our debt or the debt of any of our other restricted subsidiaries. The indentures governing our 8.5% Notes and 10% Notes and the credit agreement that governs the Term Loan Facility also restrict our ability to incur certain additional indebtedness (but does not restrict our ability to incur indebtedness under the ABL Facility or certain other forms of permitted debt) if the fixed charge coverage ratio (“FCCR”) measured on a trailing four quarter basis falls below 2.0 to 1.0. The FCCR is the ratio of the Adjusted Consolidated Cash Flow, (“ACCF”, as described in greater detail below) to Fixed Charges (as defined by the 8.5% Notes, 10% Notes and the Term Loan Facility), and for such trailing four quarter period. As of October 1, 2011, under the 8.5% Notes, the FCCR was approximately 2.03 to 1.0.

A breach of the covenants under the indentures that govern our 8.5% Notes and 10% Notes or the credit agreements that govern the ABL Facility and Term Loan Facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders under the ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we cannot provide assurance that we and our subsidiaries would have sufficient assets to repay such indebtedness.

As of October 1, 2011, we were in compliance with all covenants under the indenture that governs the 8.5% Notes and the credit agreements that govern the ABL Facility and Term Loan Facility.

On October 21, 2011, the Company notified the Trustee for the 10% Notes of the existence of a default, as defined in the related indenture, resulting from the Company’s failure to timely provide a current report on Form 8-K including certain financial statements required by Item 9.01 of Form 8-K related to the Company’s acquisition of Ergotron. The Company has subsequently filed an amendment to the Form 8-K relating to the Ergotron acquisition, which includes such financial statements, on November 10, 2011. Accordingly, there was no Event of Default, as defined in the indenture, and the Company is in compliance with the terms, covenants and conditions set forth in the indenture relating to the 10% Notes.

Consolidated Cash Flow and Adjusted Consolidated Cash Flow

Consolidated Cash Flow (“CCF”) represents net earnings (loss) before interest, income taxes, depreciation, amortization, loss from debt retirement and the effects of the Reorganization, including the effects of fresh-start accounting. The ACCF is defined as the CCF further adjusted to exclude certain cash and non-cash, non-recurring items. CCF and ACCF are not defined terms under GAAP. Neither CCF nor ACCF should be considered an alternative to operating income or net earnings (loss) as a measure of operating results. There are material limitations associated with making the adjustments to our earnings to calculate CCF and ACCF and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, CCF and ACCF do not include:

•	interest expense, and, because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and, because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue;

•	income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate; or

•	certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect our operating results, the exclusion of such items is a material limitation.

We present CCF because we consider it an important supplemental measure of our performance and believe it is frequently used by our investors and other interested parties, as well as by our management, in the evaluation of companies in our industry, many of which present CCF when reporting their results. In addition, CCF provides additional information used by our management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that CCF facilitates operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

We believe that the inclusion of supplementary adjustments to CCF applied in presenting ACCF are appropriate to provide additional information to investors about the performance of the business, and we are required to reconcile net earnings (loss) to ACCF to demonstrate compliance with debt covenants. While the determination of appropriate adjustments in the calculation of ACCF is subject to interpretation under the terms of the 8.5% Notes, management believes the adjustments described below are in accordance with the covenants in the 8.5% Notes.

The following table reconciles net earnings (loss) to CCF and ACCF for the trailing four quarters ended October 1, 2011 and October 2, 2010:

	(1)	(2)	(3)	Trailing Four Quarters Ended
	Year Ended	For the First Nine Months of		(1)+(2)−(3)	Oct. 2, 2010
	Dec. 31 2010	2011	2010	Oct. 1, 2011	(Restated)
	(Dollar amounts in millions)
Net (loss) earnings	$(13.4)	$(55.1)	$(3.3)	$(65.2)	$479.1
(Benefit) provision for income taxes	(11.6)	(22.9)	(8.5)	(26.0)	71.5
Gain on reorganization items, net	—	—	—	—	(619.1)
Loss from debt retirement	—	33.8	—	33.8	—
Interest expense	95.7	81.0	69.9	106.8	95.4
Investment income	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Depreciation and amortization expense	91.7	71.8	72.7	90.8	90.8

Consolidated Cash Flow	$162.3	$108.5	$130.7	$140.1	$117.6
Pre-petition reorganization items(a)	—	—	—	—	15.1
Investment income	0.1	0.1	0.1	0.1	0.1
Non-recurring cash charges(b)	2.4	0.6	—	3.0	0.4
Gross run-rate cost savings and synergies(c)	4.2	17.8	—	22.0	—
Run-rate adjustment(d)	(4.2)	(0.5)	—	(4.7)	—
Other non-recurring items(e)	(3.0)	8.7	(3.0)	8.7	2.9
Non-cash impairment charges(f)	—	—	—	—	35.2
Share-based compensation expense	2.8	0.4	1.9	1.3	1.9
Net foreign exchange (gains) losses(g)	(0.3)	1.1	(0.4)	1.2	(0.8)
Restructuring(h)	5.2	6.0	2.0	9.2	3.0
Pro-forma effect of acquisitions(i)	39.6	0.9	30.6	9.9	1.1

Adjusted Consolidated Cash Flow	$209.1	$143.6	$161.9	$190.8	$176.5

(a)	Relates to pre-petition advisory and other fees related to the reorganization of our capital structure.

(b)	Relates to miscellaneous non-recurring cash items which are limited by the covenants as defined in the indenture governing the 8.5% Notes.

(c)	Relates to the gross amount of run-rate cost savings and synergies as defined in the indenture governing the 8.5% Notes.

(d)	Per the indenture governing the 8.5% Notes, the amount of run-rate synergies taken within any trailing four quarter period shall not exceed 10% of adjusted consolidated cash flow, as defined, prior to giving effect to such run-rate synergies.

(e)	For the trailing four quarters ended October 1, 2011 includes severance expense of approximately $8.7 million related to the retirement of a Company executive.

For the trailing four quarters ended October 2, 2010 includes (1) a reserve of approximately $1.6 million related to certain assets of our foreign subsidiaries and (2) approximately $1.3 million of expense related to an early lease termination charge.

(f)	Includes non-cash goodwill impairment charges as well as non-cash write-downs of certain of our foreign subsidiaries.

(g)	Non-cash foreign exchange gains related to intercompany debt not indefinitely invested in our subsidiaries.

(h)	Includes severance charges associated with reduction in workforce initiatives and charges related to the closure of certain of our facilities.

(i)	Includes the pro-forma effect of our acquisitions of Ergotron, Luxor and TV One as if each acquisition had occurred on the first day of the four-quarter reference period.

As noted previously, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base, or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. At October 1, 2011, excess availability for purposes of compliance with a covenant trigger event under the ABL Facility was approximately $170.6 million (based upon the August 2011 borrowing base calculation), which exceeded $30.0 million and 12.5% of the borrowing base. Our FCCR under the ABL Facility at October 1, 2011 was 1.33 to 1.0. Similar to the 8.5% Notes, the FCCR under the ABL Facility is the ratio of the ACCF to Fixed Charges; however, in addition to other differences, the ACCF under the ABL Facility is further reduced by the aggregate amount of all capital expenditures for the trailing four quarters and income taxes paid or payable in cash for the trailing four quarters, and Fixed Charges under the ABL Facility are further increased by mandatory principal payments during the period. As a result, ACCF under the ABL Facility at October 1, 2011 was approximately $143.1 million.

Risks and Uncertainties

In the fourth quarter of 2009, two of the Company’s subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, the Company recognized net sales of approximately $35.7 million and $62.5 million during the third quarter and first nine months of 2011, respectively. The Company recognized net sales of approximately $34.2 million and $45.8 million relating to this customer during the third quarter and first nine months of 2010, respectively. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. The Company has determined that cash basis accounting treatment is appropriate for revenue recognition under this agreement. Accordingly, the Company has deferred revenue recognition on approximately $36.5 million and $9.2 million of net sales at October 1, 2011 and December 31, 2010, respectively, and recorded the cost basis of related inventory shipped of approximately $23.0 million and $6.5 million at October 1, 2011 and December 31, 2010, respectively, in other current assets in the accompanying unaudited condensed consolidated balance sheet. In addition, included in inventory is approximately $6.7 million and $6.1 million at October 1, 2011 and December 31, 2010, respectively, of inventory related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, the Company recorded loss contingency reserves of approximately $2.0 million as a reduction to other current assets during the first nine months of 2010.

The customer has made approximately $27.3 million of payments through December 5, 2011 in the fourth quarter of 2011, including approximately $13.3 million of delinquent payments that were scheduled to be received in the third quarter of 2011. In the fourth quarter, the customer notified the Company of a product recall issue related to certain products that the Company provided to the customer who in turn sold such products to third parties. The Company is in the process of negotiating a resolution of this and other contractual terms in the customer agreement. These negotiations have not been completed and, accordingly, the Company has recorded a warranty reserve of approximately $6.0 million, representing the Company’s best estimate of the amount that may be ultimately due for the product recall as of October 1, 2011. The Company made an approximate $2.9 million progress payment to the customer for the product recall in the fourth quarter of 2011.

Although the customer has continued to make payments, the customer failed to make scheduled payments totaling approximately $6.0 million through December 5, 2011, with an additional $3.1 million of payments scheduled for the remainder of the fourth quarter 2011. The customer has indicated that failure to make scheduled payments was due to a delay in the receipt of payments owed to them from their major customer. The Company’s customer has been formally notified of the delinquent payments, and it is the Company’s belief that there is no dispute by the customer over the amounts due based on the Company’s correspondence and discussions with the customer. The customer has since made a payment in the fourth quarter of 2011 of approximately $7.1 million and has withheld approximately $1.3 million of payments pending resolution of amounts owed by the Company for the product recall issue noted above. The Company has collected all remaining amounts recorded in the consolidated balance sheet as of October 1, 2011.

There can be no assurances that the Company will be able to complete its negotiations with this customer or that the customer will bring its account current and resume making payments according to terms if the negotiations are not completed. As such, it is possible that the Company may be required to record additional reserves and may have reduced sales and cost of sales from what would have otherwise been recorded in the fourth quarter of 2011 related to this customer relationship. The Company will continue to closely monitor the situation with this customer.

As the Company records revenue on the cash basis of accounting for this customer, the failure of the Company to receive scheduled payments resulted in a corresponding reduction to revenue and cost of goods sold in the Company’s third quarter 2011 operating results. If the customer brings its account current and makes all other scheduled payments in the fourth quarter of 2011, then sales and cost of sales will be higher than what would otherwise have been recorded in the fourth quarter of 2011.

In February 2011, management approved an initial plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best, and during the third quarter of 2011, our Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best. During the third quarter and first nine months of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.1 million and $0.6 million, respectively, related to severance and other costs. The Company also recorded additional severance costs of approximately $0.4 million and $1.7 million within cost of products sold (“COGS”) during the third quarter and first nine months of 2011, respectively. In the fourth quarter of 2011, the Company transferred certain operations from Italy to Poland in accordance with the plan and has reached a tentative agreement with the union regarding severance benefits, subject to the approval of 100% of the terminated employees. The Company anticipates recording additional expenses of between approximately $10 million and $13 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

Inflation, Trends and General Considerations

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions and the possible dispositions of certain of our businesses and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.

The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Our lower sales levels usually occur during the first and fourth quarters. Since a high percentage of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund the working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter.

We are subject to the effects of changing prices and the impact of inflation which could have a significant adverse effect on our results of operations. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase costs in the future. During the first nine months of 2011, we experienced higher material costs as a percentage of net sales as compared to the same period of 2010 related primarily to changes in product mix, higher prices related to the purchase of purchased components, such as electrical components, plastics and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Additionally, excluding the effect of acquisitions, freight costs remained unchanged during the third quarter of 2011 as compared to the third quarter of 2010 and increased slightly during the first nine months of 2011 as compared to the first nine months of 2010. This increase in freight costs during the first nine months of 2011 is primarily due to increased fuel costs worldwide. These increases were partially offset by a decrease in ocean freight costs in the first nine months of 2011 due to overcapacity in the ocean market. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

As of October 1, 2011, December 31, 2010 and December 31, 2009, approximately 5.2%, 5.3% and 6.5%, respectively, of our workforce was subject to various collective bargaining agreements.

A work stoppage at one of our facilities could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains or losses or the recognition of an asset impairment. As agreements expire and until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements or at all and without production interruptions, including labor stoppages.

Market Risk

As discussed more specifically below, we are exposed to market risks related to changes in interest rates, foreign currencies and commodity pricing. We do not use derivative financial instruments, except on a limited basis to periodically mitigate certain economic exposures. We do not enter into derivative financial instruments or other financial instruments for trading purposes.

A.	Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our investing and borrowing activities. In addition, our ability to finance future acquisition transactions may be impacted if we are unable to obtain appropriate financing at acceptable interest rates.

Our investing strategy, to manage interest rate exposure, is to invest in short-term, highly liquid investments and marketable securities. Short-term investments primarily consist of federal agency discount notes, treasury bills and bank issued money market instruments with original maturities of 90 days or less. At October 1, 2011 and December 31, 2010 and 2009, the fair value of our unrestricted and restricted investments and marketable securities was not materially different from their cost basis.

We manage our borrowing exposure to changes in interest rates by optimizing the use of fixed rate debt with extended maturities. At October 1, 2011, December 31, 2010 and December 31, 2009, approximately 63.7%, 91.8% and 88.3%, respectively, of the carrying value of our long-term debt was at fixed interest rates. The remaining portion of our long-term debt was at variable interest rates. Based upon interest rates in effect at October 1, 2011, an overall unfavorable change in interest rates of 100 basis points would result in an additional charge to interest expense of approximately $1.1 million for the remainder of 2011.

See the table set forth in item D (Long-term Debt) below, Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements included elsewhere herein and Note G, Notes, Mortgage Notes and Obligations Payable”, to the unaudited condensed consolidated financial included elsewhere herein for further disclosure of the terms of our debt.

B.	Foreign Currency Risk

Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of currencies in foreign markets primarily related to changes in the Euro, the Canadian Dollar and the British Pound. In the third quarter and first nine months of 2011, and the full years of 2010 and 2009, the net impact of changes in foreign currency exchange rates was not material to our financial condition or results of operations. The impact of changes in foreign currency exchange rates related to translation resulted in a decrease in stockholders’ investment of approximately $3.7 million and $0.9 million for the third quarter and first nine months of 2011, respectively; for the third quarter and first nine months of 2010, resulted in an increase to stockholders’ investment of approximately $3.2 million and $1.1 million, respectively; and for 2010 and the 2009 Successor and Predecessor periods, resulted in an increase to stockholders’ investment of approximately $1.6 million, $0.7 million and $8.0 million, respectively. The impact of changes in foreign currency exchange rates related to transactions resulted in an increase in net foreign exchange losses recorded in SG&A of approximately $6.5 million and $4.6 million for the third quarter and first nine months of 2011, respectively, as compared to the same periods of 2010, a decrease in foreign exchange losses recorded in SG&A of approximately $3.9 million for 2010 as compared to 2009, and an increase in foreign exchange losses recorded in SG&A of approximately $5.4 million for 2009 as compared to 2008.

We manage our exposure to foreign currency exchange risk principally by trying to minimize our net investment in foreign assets, including, the use of strategic short and long-term borrowings at the foreign subsidiary level. Consistent with this strategy, notes payable and other short-term obligations at October 1, 2011 and December 31, 2010 consist primarily of short-term borrowings by certain of our foreign subsidiaries. At December 31, 2010 and 2009, our net investment in foreign assets was approximately $147.9 million and $133.5 million, respectively. An overall unfavorable change in foreign exchange rates in effect at December 31, 2010 of 10% would result in an approximate $13.4 million reduction in equity as a result of the impact on the cumulative translation adjustment. We generally do not enter into derivative financial instruments to manage foreign currency exposure.

C.	Commodity Pricing Risk

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include, among others, steel, copper, aluminum, plate mirror glass, various chemicals, paints, plastics, motors and compressors. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to customers and, as a result, gross margins could decline significantly. We manage our exposure to commodity pricing risk by continuing to diversify our product mix, strategic buying programs and vendor partnering.

We generally do not enter into derivative financial instruments to manage commodity-pricing exposure. At October 1, 2011, December 31, 2010, and December 31, 2009, we did not have any material outstanding commodity forward contracts.

D.	Long-term Debt

The table that follows sets forth our long-term debt obligations (excluding approximately $17.5 million of debt discount), principal cash flows by scheduled maturity, weighted average interest rates and estimated fair market values as of December 31, 2010 and has been updated from the amounts presented in our Form 10-K for the year ended December 31, 2010 to reflect the following:

•	All payments related to the 11% Notes have been excluded to reflect the impact of the repurchase and redemption discussed above.

•	The estimated impact of the 8.5% Notes due 2021 with a first interest payment of October 15, 2011 has been added.

•	The estimated impact of the Term Loan Facility has been added and includes the quarterly principal payments of $875,000 through maturity on April 26, 2017 at the initial interest rate of 5.25%.

•	The impact of the net decrease in amounts borrowed under the ABL Facility of approximately $8.0 million in the first nine months of 2011 and the change in the maturity of the ABL Facility from 2013 to 2015.

Less than 1% of our total long-term indebtedness is denominated in foreign currencies. The weighted average interest rates for variable rate debt are based on December 31, 2010 interest rates or in the case of our 8.5% Notes and Term Loan Facility, based upon the initial interest rates in effect on April 26, 2011.

Long-term Debt:

				Weighted Average
	Scheduled Maturity			Interest Rate
	Fixed	Variable		Fixed	Variable
Year-Ending	Rate	Rate	Total	Rate	Rate	Total
	(Dollar amounts in millions)

December 31, 2011	$5.5	$7.0	$12.5	6.4%	3.3%	4.7%
2012	3.4	3.9	7.3	6.1	5.1	5.6
2013	4.7	3.8	8.5	6.4	5.1	5.8
2014	2.1	3.8	5.9	7.4	5.1	5.9
2015	1.8	80.8	82.6	7.5	5.5	5.5
Thereafter	750.3	334.5	1,084.8	9.0	5.2	7.8

Total Long-term Debt at December 31, 2010(1)	$767.8	$433.8	$1,201.6	8.9%	5.3%	7.6%

Fair Market Value of Long-term Debt at October 1, 2011(2)	$659.0	$433.8	$1,092.8

(1)	Includes our 8.5% Notes with a total principal amount of approximately $500.0 million, our 10% Notes with a total principal amount of approximately $250.0 million, outstanding borrowings under our ABL Facility of approximately $77.0 million, and initial borrowings under our Term Loan Facility of approximately $350.0 million.

(2)	We determined the fair market value of our 10% Notes and 8.5% Notes using available market quotes at October 1, 2011. For our remaining outstanding indebtedness (including outstanding borrowings under the ABL Facility and Term Loan Facility), we assumed that the carrying value of such indebtedness approximated the fair value based upon the variable interest rates associated with certain of these debt obligations and our estimated credit risk.

See “Liquidity and Capital Resources” and Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements and Note G, “Notes, Mortgage Notes and Obligations Payable”, to the unaudited condensed consolidated financial statements included elsewhere herein for further information surrounding our outstanding debt obligations.

BUSINESS

General

Nortek was founded in 1967 and is headquartered in Providence, Rhode Island. The Company is incorporated in the State of Delaware.

We are a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

Our performance is significantly impacted by the levels of residential replacement and remodeling activity, as well as the levels of residential and non-residential new construction. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control.

Additional information concerning our business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein. Additional financial information on our reporting segments, as well as, foreign and domestic operations is set forth in Note 12, “Segment Information and Concentration of Credit Risk”, to the consolidated financial statements, and Note E, “Segment Information”, to the unaudited condensed consolidated financial statements, each included elsewhere herein.

Current Capital Structure

Our capital structure currently consists of the following:

•	ABL Facility. On December 17, 2010, we executed a $300.0 million amended and restated asset-based revolving credit facility, which terminates in 2015, with a group of lenders (the “ABL Facility”). We had approximately $52.0 million in outstanding borrowings and $14.7 million in outstanding letters of credit under the ABL Facility at December 16, 2011.

•	Term Loan Facility. In April 2011, we entered into a new senior secured term loan with certain lenders, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the other agents party thereto (the “Term Loan Facility”), that provides senior secured financing of $350.0 million (which may be increased by up to $200.0 million in certain circumstances). We had approximately $348.3 million of outstanding borrowings under the Term Loan Facility at December 16, 2011.

•	10% Senior Notes due 2018. In November 2010, we issued a total principal amount of $250.0 million in 10% Senior Notes due 2018 (the “10% Notes”) to initial purchasers who then resold the 10% Notes to certain institutional investors.

•	8.5% Senior Notes due 2021. In April 2011, we issued a total principal amount of $500.0 million in 8.5% Senior Notes due 2021 (the “8.5% Notes”) to an initial purchaser who then resold the 8.5% notes to certain institutional investors.

•	Common Stock and Warrants. On December 17, 2009, we issued 15,000,000 shares of common stock, par value $0.01 per share and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to certain of our pre-Reorganization creditors, including certain of our directors and executive officers. During the first nine months of 2011, 175,261 shares of restricted common stock vested and 28,178 shares of common stock were issued upon the exercise of stock options.

•	Restricted Stock. On December 17, 2009, we granted 710,731 shares of restricted common stock. In addition, during the first nine months of 2011 and the full year of 2010, we issued 55,616 shares and 2,000 shares, respectively, of restricted stock and 264,484 shares and 11,750 shares, respectively, of restricted stock were forfeited. The outstanding shares of restricted common stock were issued to certain of our executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the applicable award agreement, for each of the Company’s 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On December 17, 2009, we granted options to purchase 710,731 shares of common stock each at an exercise price of $17.50 per share. In addition, during 2010 we granted options to purchase 92,000 shares of common stock at exercise prices ranging from $17.50 to $41.00 and options to purchase 21,750 shares of common stock were forfeited. In addition during the first nine months of 2011, we granted options to purchase 10,000 shares of common stock each at an exercise price of $39.95 per share and options to purchase 247,187 shares of common stock were forfeited. These stock options were issued to certain of our executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

For further information regarding our ABL Facility, our Term Loan Facility, our 10% Notes and our 8.5% Notes, see Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements and Note G, “Notes, Mortgages Notes and Obligations Payable”, to the unaudited condensed consolidated financial statements, each included elsewhere herein. For further information regarding our common stock and warrants, see Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, and Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements, each included elsewhere herein. For further information regarding our restricted stock and options to purchase common stock, see Note 9, “Share-Based Compensation”, to the consolidated financial statements, included elsewhere herein.

2009 Bankruptcy and Reorganization

On December 17, 2009, we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure.

As a result of the Reorganization, approximately $1.3 billion of debt was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On December 17, 2009 (the “Effective Date”), we emerged from bankruptcy as a reorganized company with a new capital structure as described above.

The Company’s Business Segments

Residential Ventilation Products Segment

Our RVP segment primarily manufactures and distributes room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, residential new construction market and do-it-yourself (“DIY”) market. The principal products of the segment, which are sold under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others, are:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.

Based on internal research and industry knowledge, we believe that we are one of the world’s largest suppliers of residential range hoods and exhaust fans and are the largest supplier of these products in North America, in each case, based on revenues. We also believe, based on internal research and industry knowledge, that we are one of the leading suppliers in Europe of luxury “Eurostyle” range hoods, based on revenues. Our kitchen range hoods expel grease, smoke, moisture and odors from the cooking area and are offered under an array of price points and styles from economy to upscale models. The exhaust fans we offer are primarily used in bathrooms to remove humidity and odors and include combination units, which may have lights, heaters or both. Our range hood and exhaust fan products are differentiated on the basis of air movement as measured in cubic feet per minute and sound output as measured in sones. The Home Ventilating Institute in the United States certifies our range hood and exhaust fan products, as well as our indoor air quality products.

Our sales of kitchen range hoods and exhaust fans accounted for approximately 14.1% and 10.3%, respectively, of consolidated net sales in 2010, 14.2% and 10.3%, respectively, of consolidated net sales in 2009 and approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008.

We believe we are one of the largest suppliers in North America of indoor air quality products, which include air exchangers, as well as heat or energy recovery ventilators (HRVs or ERVs, respectively) that provide whole house ventilation, based on revenues. These systems bring in fresh air from the outdoors while exhausting stale air from the home. Both HRVs and ERVs moderate the temperature of the fresh air by transferring heat from one air stream to the other. In addition, ERVs also modify the humidity content of the fresh air. We also sell powered attic ventilators, which alleviate heat built up in attic areas and reduce deterioration of roof structures.

Since the late 1970s, homes have been built more airtight and insulated in order to increase energy efficiency. According to published studies, this trend correlates with an increased incidence of respiratory problems such as asthma and allergies in individuals. In addition, excess moisture, which may be trapped in a home, has the potential to cause significant deterioration to the structure and interiors of the home. Proper intermittent ventilation in high concentration areas, such as kitchens and baths, as well as whole house ventilation help to mitigate these problems.

We sell other products in this segment, including, among others, door chimes, medicine cabinets, trash compactors, ceiling fans and central vacuum systems, by leveraging our strong brand names and distribution network.

We sell the products in our RVP segment to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and private label customers under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others. Private label customers accounted for approximately 17.4% of the net sales of this segment in 2010.

A key component of our operating strategy for this segment is the introduction of new products and innovations, which capitalize on the strong brand names and the extensive distribution system of the segment’s businesses. New product development efforts are focused on improving the style, performance, cost, and energy efficiency of the products. In this segment, we have recently introduced a line of upscale range hoods encompassing the latest in style and functionality. Also offered in this segment is a full line of EnergyStar® compliant ventilation fans including heavy-duty models ideal for light commercial installations and offices, recessed fan/lights, as well as 35 different models in the Ultra Silenttm Series. We believe that the variety of product offerings and new product introductions help us to maintain and improve our market position for our principal products. At the same time, we believe that our status as a low-cost producer provides the segment with a competitive advantage.

Our primary residential ventilation products compete with many products supplied by domestic and international companies in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of residential ventilation products, some of our competitors have greater financial and marketing resources than this segment of our business.

Product manufacturing in the RVP segment generally consists of fabrication from coil and sheet steel and formed metal utilizing stamping, pressing and welding methods, assembly with components and subassemblies purchased from outside sources (principally motors, fan blades, heating elements, wiring harnesses, controlling devices, glass, mirrors, lighting fixtures, polyethylene components and electronic components) and painting, finishing and packaging.

Over the past several years, we have moved the production of certain of our product lines from facilities in the U.S., Canada and Italy to regions with lower labor costs, such as China, Poland and Mexico. In addition to these moves, in 2008, we consolidated the production of medicine cabinets from our facilities in Los Angeles, California and Union, Illinois to our facility in Cleburne, Texas, which was previously used to manufacture range hoods.

This segment’s primary products compete globally with products supplied by many domestic and international suppliers in various markets. In the range hood market, this segment’s primary global competitors are Elica Group, Faber S.p.A. and Cata Electrodomesticas S.L.

Our RVP segment had 12 manufacturing plants and employed approximately 2,600 full-time people as of October 1, 2011, of which approximately 200 are covered by collective bargaining agreements which expire in 2011 and approximately 100 are covered by collective bargaining agreements which expire in 2013. We believe that our relationships with the employees in this segment are satisfactory.

Technology Products Segment

Our TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment are:

•	audio/video distribution and control equipment,

•	security and access control products, and

•	digital display mounting and mobility products.

The segment’s audio/video distribution and control equipment products include whole-house audio/video systems, video signal transmission and conversion devices, home integration systems as well as certain accessories often used with these systems such as structured wiring, power conditioners and surge protectors. Whole-house audio/video systems include multi-room/multi-source controllers and amplifiers, home theater receivers, intercom systems, speakers, and control devices such as keypads, remote controls and volume controls. The segment’s speakers are primarily built-in (in-wall or in-ceiling) and are primarily used in multi-room or home theater applications. These products are sold under the Niles®, Elan®, ATONtm, SpeakerCraft®, Proficient Audio Systems®, Sunfire®, and Xantech® brand names, among others. The segment’s video signal transmission and conversion devices allow conversion of video signals into various formats as well as the transmission of video signals to multiple display screens. In addition to residential home theater applications, these products are often used in non-residential applications such as retail outlets, airports and casinos and are sold under the Magentatm and Gefen® brand names. The segment’s home integration systems include software and hardware that facilitate the control of third-party residential subsystems such as home theater, whole-house audio, climate control, lighting, security and irrigation. These products are sold under the Home Logic® and Elan g!® brand names. A specific application for lighting control is sold by the segment under the LiteTouch® brand name. Other products in this category include power conditioners and surge protectors sold under the Panamax® and Furman® brand names and structured wiring products sold under the OpenHouse® and Channel Plus® brand names.

The segment’s security and access control products include residential and certain commercial intrusion protection systems, components for closed circuit television systems (camera housings), garage and gate operators and devices to gain entry to buildings and gated properties, such as radio transmitters, wireless window and door contacts, control panels, keypads and telephone entry systems. These products are sold under the Linear®, SecureWireless, GTO/PRO®, Mighty Mule®, OSCO®, Aigis®, AllStar®, IEI®, Luxor and certain private label brand names, as well as Westinghouse®, which is licensed.

The segment’s digital display mounting and mobility products primarily are designed with ergonomic features and include wall mounts, desk mounts, arms, carts, workstations and stands that attach to a variety of display devices such as computer monitors, notebook computers and flat panel displays. These products are sold under the Ergotron® and OmniMount® brand names as well as certain original equipment manufacturer brand names in the personal computer industry.

We sell the products in our TECH segment to distributors, professional installers, electronics retailers and original equipment manufacturers. Sales in this segment are primarily driven by replacement applications, new installations in existing properties and purchases of high-priced audio/video equipment such as flat panel televisions and displays and to a lesser extent new construction activity. Sales of digital display mounting and mobility products are primarily driven by personal computer and I.T. spending, as well as from the sale of other products for which a mounting solution is needed. In addition, a portion of the sales in this segment is driven by sales to customers in the non-residential market.

The segment offers a broad array of products under widely-recognized brand names with various features and price points, which we believe allows it to expand its distribution in the professional installation and retail markets. Another key component of our operating strategy is the introduction of new products and innovations, which capitalize on our well-known brand names and strong customer relationships.

The segment’s primary products compete with products supplied by many domestic and international suppliers in various markets. The segment competes with several portfolio companies of Duchossois Industries, Inc., including Chamberlain Corporation, Milestone AV Technologies and AMX LLC. The segment also competes with Crestron Electronics, Inc., among others. The segment competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of home technology products, some of our competitors have greater financial and marketing resources than this segment of our business. In addition, certain products are sourced from low cost Asian suppliers based on our specifications. We believe that our Asian sourcing provides us with a competitive cost advantage.

In this segment, we have several administrative and distribution facilities in the United States and a significant amount of our products are manufactured at our facilities located in China. Our TECH segment had 11 manufacturing plants and employed approximately 3,600 full-time people as of October 1, 2011. We believe that our relationships with the employees in this segment are satisfactory.

Residential Air Conditioning and Heating Products Segment

Our R-HVAC segment principally manufactures and sells split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment, accessories and parts for the residential and certain commercial markets. For site-built homes and certain commercial structures, the segment markets its products under the licensed brand names Frigidaire®, Tappan®, Philco®, Kelvinator®, Gibson®, Westinghouse® and Maytag®. The segment also supplies products to certain of its customers under the Broan®, NuTone®, Mammoth® and several private label brand names. Within the residential market, we are one of the largest suppliers of HVAC products for manufactured homes in the United States and Canada. In the manufactured housing market, the segment markets its products under the Intertherm® and Miller® brand names.

Demand for replacing and modernizing existing equipment, the level of housing starts and manufactured housing shipments are the principal factors that affect the market for the segment’s residential HVAC products. We anticipate that the demand by the replacement market will continue to exceed the demand for products by the new installation market as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives. The demand for residential cooling products is also affected by spring and summer temperatures, although the seasonal effects are less dramatic than those experienced in the window air conditioning market which we do not sell into. We believe that our ability to offer both heating and cooling products helps offset the effects of seasonality on this segment’s sales.

The segment sells its manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners. The majority of sales to builders of manufactured housing consist of furnaces designed and engineered to meet or exceed certain standards mandated by the U.S. Department of Housing and Urban Development, or HUD, and other federal agencies. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps and replacement furnaces. We believe that we have one major competitor in the manufactured housing furnace market, York by Johnson Controls, which markets its products primarily under the “Coleman” name. The segment competes with most major industry manufacturers in the manufactured housing air conditioning market.

The segment sells residential HVAC products for use in site-built homes through independently owned distributors who sell to HVAC contractors. The site-built residential HVAC market is very competitive. In this market, the segment competes with, among others, Carrier Corporation (a subsidiary of United Technologies Corporation), Rheem Manufacturing Company, Lennox Industries, Inc., Trane, Inc. (a subsidiary of Ingersoll-Rand Company), York by Johnson Controls and Goodman Global, Inc. During 2010, we estimate that approximately 54% of this segment’s sales of residential HVAC products were attributable to the replacement market, which tends to be less cyclical than the new construction market.

In addition, the segment sells residential HVAC products outside of North America, with sales concentrated primarily in Latin America and the Middle East. International sales consist of not only the segment’s manufactured products, but also products manufactured to specification by outside sources. The products are sold under the Westinghouse® licensed brand name, the segment’s own Miller® brand name, as well as other private label brand names.

The segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of its product line, distribution, product availability and price. Although we believe that we compete favorably with respect to certain of these factors, most of the segment’s competitors have greater financial and marketing resources and the products of certain competitors may enjoy greater brand awareness than our residential HVAC products.

Our R-HVAC segment had 4 manufacturing plants and employed approximately 1,200 full-time people as of October 1, 2011. We believe that our relationships with our employees in this segment are satisfactory.

Commercial Air Conditioning and Heating Products Segment

Our C-HVAC segment manufactures and sells HVAC systems that are custom-designed to meet customer specifications primarily for hospitals, educational facilities, as well as commercial offices, manufacturing facilities, retail stores, clean rooms and governmental buildings. These systems are designed primarily to operate on building rooftops (including large self-contained walk-in units), or on individual floors within a building, and to have cooling capacities ranging from 40 tons to 600 tons. The segment markets its commercial HVAC products under the Governair®, Mammoth®, Temtrol®, Venmar CEStm, Ventrol®, Webcotm, Huntair®, Cleanpaktm and Fanwall® brand names. Based on replacing large fans in air handlers with a modular array of smaller fans, Fanwall® technology allows for major improvements in reliability, energy efficiency, sound attenuation, footprint, and operating costs, and also is ideal for retrofit applications.

Our subsidiary, Eaton-Williams Group Limited, manufactures and markets custom and standard air conditioning and humidification equipment throughout Western Europe under the Vapac®, Cubit®, Qualitair®, Edenaire®, Colmantm and Moduceltm brand names.

The market for commercial HVAC equipment is divided into standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, such as us. However, because of certain building designs, shapes or other characteristics, we believe there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, the segment’s commercial HVAC equipment can be designed to match a customer’s exact space, capacity and performance requirements. The segment’s packaged rooftop and self-

contained walk-in equipment rooms maximize a building’s rentable floor space because this equipment is located outside the building. In addition, the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed over standard systems. As compared with site-built and factory built HVAC systems, the segment’s systems are factory assembled according to customer specifications and then installed by the customer or third parties, rather than assembled on site, permitting extensive testing prior to shipment. As a result, the segment’s commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. The segment sells its commercial HVAC products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores, clean rooms and governmental buildings. The segment seeks to maintain, as well as establish and develop, strong relationships nationwide with design engineers, owners and developers, and the persons who are most likely to value the benefits and long-term cost efficiencies of its custom-designed equipment.

During 2010, we estimate that approximately 38% of our air conditioning and heating product commercial sales came from replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The segment continues to develop products and marketing programs to increase penetration in the growing replacement and retrofit market.

The segment’s commercial HVAC products are marketed through independent manufacturers’ representatives, as well as other sales, marketing and engineering professionals. The independent representatives are typically HVAC engineers, a factor which is significant in marketing the segment’s commercial products because of the design-intensive nature of the market segment in which we compete.

We believe that we are among the largest suppliers of custom-designed commercial HVAC products in the United States. The segment’s four largest competitors in the commercial HVAC market are Carrier Corporation, York by Johnson Controls, McQuay International (a subsidiary of OYL Corporation) and Trane, Inc. (a subsidiary of Ingersoll-Rand Company). The segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Although we believe that we compete favorably with respect to some of these factors, most of our competitors have greater financial and marketing resources than this segment of our business and enjoy greater brand awareness. However, we believe that our ability to produce equipment that meets the performance characteristics required by the particular product application provides us with an advantage that some of our competitors do not enjoy.

Our C-HVAC segment had 9 manufacturing plants and employed approximately 2,200 full-time people at October 1, 2011, of which approximately 200 were covered by a collective bargaining agreement which expires in 2012. We believe that our relationships with our employees in this segment are satisfactory.

Backlog

Backlog expected to be filled within the next twelve months was approximately $313.3 million, $272.4 million and $213.3 million as of October 1, 2011, December 31, 2010 and December 31, 2009, respectively. The increase in backlog at October 1, 2011 as compared to December 31, 2010 primarily reflects an increase in the C-HVAC segment primarily related to an increase in orders and improved pricing during the first nine months of 2011 principally for jobs expected to be delivered during the remainder of 2011 and the first half of 2012. The increase in backlog at December 31, 2010 as compared to December 31, 2009 reflects an increase in backlog for residential ventilation, technology and commercial HVAC products of approximately $69.6 million, partially offset by a reduction in backlog serving residential HVAC customers of approximately $10.5 million.

Backlog is not regarded as a significant factor for operations where orders are generally for prompt delivery. While backlog stated for all periods is believed to be firm, as all orders are supported by either a purchase order or a letter of intent, the possibility of cancellations makes it difficult to assess the firmness of backlog with certainty, and therefore there can be no assurance that our backlog will result in actual revenues.

Raw Materials

We purchase raw materials and most components used in our various manufacturing processes. The principal raw materials we purchase are rolled sheet steel, formed and galvanized steel, copper, aluminum, plate mirror glass, various chemicals, paints, plastics, motors and compressors.

The materials, molds and dies, subassemblies and components purchased from other manufacturers, and other materials and supplies used in our manufacturing processes have generally been available from a variety of sources. From time to time the cost and availability of raw materials is affected by the raw material demands of other industries, among other factors. Whenever practical, we establish multiple sources for the purchase of raw materials and components to achieve competitive pricing, ensure flexibility, and protect against supply disruption. We employ a company-wide procurement strategy designed to reduce the purchase price of raw materials and purchased components. We believe that the use of these strategic sourcing procurement practices will continue to enhance our competitive position by reducing costs from vendors and limiting cost increases for goods and services in sectors experiencing rising prices.

We are subject to significant market risk with respect to the pricing of the principal raw materials used to manufacture our products. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly.

Research and Development

Our research and development activities are principally for new product development and represented approximately 2.7%, 2.9%, 2.9%, 2.9% and 2.5% of consolidated net sales for the first nine months ended October 1, 2011 and October 2, 2010 and the years ended 2010, 2009 and 2008, respectively.

Trademarks and Patents

We own or license numerous trademarks that we use in the marketing of our products. Certain of the trademarks we own, including Broan® and NuTone®, are particularly important in the marketing of our products. We also hold numerous design and process patents, but no single patent is material to the overall conduct of our business. It is our policy to obtain and protect patents whenever such action would be beneficial to us.

Environmental and Regulatory Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the environment (land, air and water), establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We believe that we are in substantial compliance with the material laws and regulations applicable to us. We are involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites currently or formerly owned or operated by such companies or sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by us after a release has occurred. In other instances, we may be partially liable under law or contract to other parties that have acquired businesses or assets from us for past practices relating to hazardous materials or wastes. Expenditures for the first nine months ended October 1, 2011 and October 2, 2010 and the years ended 2010, 2009 and 2008 to evaluate and remediate such sites were not material to our business, either individually or collectively. While we are able to reasonably estimate certain of our contingent losses, we are unable to estimate with certainty our ultimate financial exposure in connection with identified or yet to be identified remedial actions due, among other reasons, to: (i) uncertainties surrounding the nature and application of current or future environmental regulations, (ii) our lack of information about additional sites where we may be identified as a potentially responsible party (“PRP”), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation may be joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect our ultimate aggregate clean-up costs. In certain circumstances, our liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

Our HVAC products must be designed and manufactured to meet various regulatory standards, including standards addressing energy efficiency and the use of refrigerants. The United States and other countries have implemented a protocol on ozone-depleting substances that restricts or prohibits the use of hydrochlorofluorocarbons (“HCFCs”), a refrigerant used in air conditioning and heat pump products. In particular, regulations effective January 1, 2010 in the United States prohibit the use of refrigerant HCFC-22 in HVAC products manufactured on or after January 1, 2010. Our HVAC products manufactured after January 1, 2010 for sale or distribution in the United States are designed for use with acceptable substitute refrigerants. Our residential HVAC products for manufactured housing include furnaces which must be designed and engineered to meet certain standards required by HUD and other federal agencies, including the U.S. Department of Energy, which, in 2007, issued revised national energy conservation standards for residential furnaces scheduled to take effect on products manufactured on or after November 19, 2015. We must continue to modify our products to meet these and other applicable standards as they develop and become more stringent over time.

Employees

We employed approximately 9,600 full-time people as of October 1, 2011.

A work stoppage at one of our facilities could cause us to lose sales and incur increased costs and could adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains or losses or the recognition of an asset impairment. As agreements expire and until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages.

Working Capital

The carrying of inventories to support customers and to permit prompt delivery of finished goods requires substantial working capital. Substantial working capital is also required to carry receivables. The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and in Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Certain of the residential product businesses in the R-HVAC segment have in the past been more seasonal in nature than our other businesses’ product categories. As a result, the demand for working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” included elsewhere herein.

Properties

Set forth below is a brief description of the location and general character of the principal administrative and manufacturing facilities and other material real properties of our continuing operations, all of which we consider to be in satisfactory repair as of November 15, 2011. All properties are owned, except for those indicated by an asterisk (*), which are leased under operating leases, and those with a double asterisk (**), which are leased under capital leases.

		Approximate
Location	Description	Square Feet

Residential Ventilation Products Segment:
Hartford, Wisconsin	Manufacturing/Warehouse/Administrative	538,000	(2)
Hartford, Wisconsin	Warehouse	130,000	*
Mississauga, ONT, Canada	Manufacturing/Warehouse/Administrative	110,000
Fabriano, Italy	Manufacturing/Warehouse/Administrative	12,000
Cerreto D’Esi, Italy	Manufacturing/Warehouse/Administrative	174,000
Cleburne, Texas	Manufacturing/Warehouse/Administrative	215,000	(2)
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	126,000
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	41,000	*
Chenjian, Huizhou, PRC	Manufacturing/Warehouse/Administrative/Other	198,000
San Francisco, California	Warehouse/Administrative	35,000	*
Gliwice, Poland	Manufacturing/Warehouse/Administrative	162,000	(1)
Tecate, Mexico	Manufacturing/Warehouse/Administrative	204,000	*
Alameda, California	Warehouse/Administrative	38,000	*

Technology Products Segment:
Xiang, Bao An County, Shenzhen, PRC	Manufacturing/Warehouse/Administrative/Other	410,000	*
Chaiwan, Hong Kong	Administrative	13,000	*
Lexington, Kentucky	Warehouse/Administrative	36,000	*
Carlsbad, California	Warehouse/Administrative	97,000	*
Vista, California	Warehouse	69,000	*
Riverside, California	Administrative	82,000	*
Grand Rapids, Michigan	Manufacturing/Warehouse/Administrative	89,000	*
Phoenix, Arizona	Manufacturing/Warehouse/Administrative	51,000	*
Petaluma, California	Warehouse/Administrative	26,000	*
Tallahassee, Florida	Manufacturing/Warehouse/Administrative	71,000	(2)
Summerville, South Carolina	Warehouse/Administrative	162,000	*
New Milford, Connecticut	Manufacturing/Warehouse/Administrative	17,000	**
Los Angeles, California	Warehouse/Administrative	28,000	*
Salt Lake City, Utah	Manufacturing/Warehouse/Administrative	25,000	*
St. Paul, Minnesota	Manufacturing/Warehouse/Administrative	102,000	(2)
Dongguan City, Guangdong, PRC	Manufacturing/Warehouse/Administrative	159,000	*
Erlanger, Kentucky	Warehouse/Administrative	18,000	*
Margate, Kent, United Kingdom	Manufacturing/Warehouse/Administrative	10,000
Amersfoort, The Netherlands	Manufacturing/Warehouse/Administrative	20,000	*

Residential HVAC Products Segment:
O’Fallon, Missouri	Warehouse/Administrative	70,000	*
St. Louis, Missouri	Warehouse	103,000	*
Boonville, Missouri	Manufacturing	250,000	(2)

		Approximate
Location	Description	Square Feet

Boonville, Missouri	Warehouse/Administrative	150,000	(1)
Tipton, Missouri	Manufacturing	50,000	(2)
Poplar Bluff, Missouri	Manufacturing/Warehouse	725,000	**
Dyersburg, Tennessee	Manufacturing/Warehouse	368,000	**
Miami, Florida	Manufacturing/Warehouse/Administrative	111,000	*
Catano, Puerto Rico	Warehouse	17,000	*

Commercial HVAC Products Segment:
St. Leonard d’Aston, QUE, Canada	Manufacturing/Administrative	95,000	*
Saskatoon, Saskatchewan, Canada	Manufacturing/Administrative	59,000	*
Holland, Michigan	Manufacturing/Administrative	45,000	*
Oklahoma City, Oklahoma	Manufacturing/Administrative	127,000	(2)
Okarche, Oklahoma	Manufacturing/Warehouse/Administrative	228,000	(2)
Springfield, Missouri	Manufacturing/Warehouse/Administrative	113,000	*
Anjou, QUE, Canada	Manufacturing/Administrative	127,000	*
Edenbridge, Kent, United Kingdom	Manufacturing/Administrative	41,000	*
Fenton, Stoke-on-Trent, United Kingdom	Manufacturing/Administrative	104,000	*
Tualatin, Oregon	Manufacturing/Warehouse/Administrative	200,000	*
Eden Prairie, Minnesota	Administrative	30,000	*

Other:
Providence, RI	Administrative	23,000	*

(1)	These facilities are pledged as security under various subsidiary debt agreements.

(2)	These facilities are pledged as first priority security under our Term Loan Facility and as second priority under the ABL Facility.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Nortek

The following table sets forth the names of Nortek’s directors, their positions, ages as of November 15, 2011 and the year each of them became a director of Nortek:

			Nortek
			Director
Name	Principal Occupation	Age	Since

Class I
John T. Coleman	Director	64	2010
Thomas A. Keenan	Director	46	2009
J. David Smith	Director and Interim Chief Executive Officer of Nortek	62	2010
Class II
Jeffrey C. Bloomberg	Director	64	2005
Joseph M. Cianciolo	Director	72	2003
James B. Hirshorn	Director	45	2009

Class III
Daniel C. Lukas	Director	40	2010
Bennett Rosenthal	Director	48	2009

Jeffrey C. Bloomberg has been a member of the Board of Directors of Nortek since April 19, 2005 and in 2010 was appointed to the position of Lead Director. Mr. Bloomberg was previously a member of Nortek’s Board of Directors from January 9, 2003 to August 27, 2004. Mr. Bloomberg has served since 2001 in the Office of the Chairman of Gordon Brothers Group LLC, a company which assists retail, consumer goods and industrial companies in asset redeployment and provides capital solutions to middle market companies. From 1994 to 2001, Mr. Bloomberg served as the President of Bloomberg Associates, an investment banking company. Mr. Bloomberg served as a director of RHI Entertainment, Inc. from 2009-2011 and served as a director of Tweeter Home Entertainment Group from 1986-2007. Mr.Bloomberg’s extensive experience with retailers and consumer goods and his experience in dealing with issues facing the Company make him well positioned for his role as a director.

Joseph M. Cianciolo has been a member of the Board of Directors of Nortek since 2003. Mr. Cianciolo retired in June 1999 as the managing partner of the Providence, Rhode Island office of KPMG LLP. At the time of his retirement, Mr. Cianciolo had been a partner of KPMG LLP since 1970. Mr. Cianciolo currently serves as a director of United Natural Foods, Inc. and Eagle Bulk Shipping, Inc. Mr. Cianciolo’s extensive knowledge and experience with accounting matters allows him to provide valuable insight to the Board of Directors.

John T. Coleman has been a member of the Board of Directors of Nortek since July 1, 2010. Mr. Coleman served as President, Chief Operating Officer and a Director of Bose Corp., a manufacturer of high end audio products, from July 2001 to July 2005. Prior to that, he was Executive Vice President and Vice President of Human Resources at Bose, and before that, he was General Manager of Bose’s European manufacturing operations. Prior to joining Bose, Mr. Coleman was Director of Human Resources for General Electric in Ireland. Mr. Coleman was Head of the College of Business and Law at University College Cork in Ireland from May 2006 until June 2007. He is a member of the Board of Advisors of the School of Economics at University College Cork. Mr. Coleman holds diplomas in Personnel Management and in Training and Development from the Irish Management Institute. He also holds a diploma in Management Studies and an M.B.A. from the University of Ulster, Northern Ireland. Mr. Coleman is currently serving as a director of Rosetta Stone Inc. Mr. Coleman has a background in the retail industry building an international brand. He brings experience in management, operations, technology, human resources and education to our Board of Directors.

James B. Hirshorn has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Hirshorn is an Operating Advisor to Ares Management LLC, a global alternative asset management firm (“Ares”), where he focuses his time on portfolio investments across the Ares platform. Mr. Hirshorn has been engaged by the Company to provide operational advice and guidance on a consulting basis effective as of July 14, 2011. Mr. Hirshorn has over 18 years of leadership experience in the manufacturing, retail, private equity and consulting businesses. From 2007-2008, Mr. Hirshorn was the President of Potbelly Sandwich Works and prior to that he served as the Senior Executive VP of Finance, Operations and R&D for Sealy Mattress Corporation from 2002-2006. Prior to joining Sealy, Mr. Hirshorn was a Vice President at Bain Capital from 1999-2002 in their portfolio group, providing operating leadership to a number of Bain Capital’s retail and consumer products businesses. Prior to joining Bain Capital, Mr. Hirshorn was a manager at Bain & Company from 1993-1998. Mr. Hirshorn also spent three years with Procter & Gamble in their product development organization from 1988-1991. Mr. Hirshorn served as a director of Sealy Corporation from 2004 to 2006. Mr. Hirshorn’s experience in operations at numerous portfolio companies provides him with valuable expertise to assist the Company.

Thomas A. Keenan has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Keenan is the owner and founder of Keenan LLC, a real estate investment and development company focused on high end custom homes and the acquisition of multi-unit apartment buildings and commercial complexes. Prior to founding Keenan LLC, Mr. Keenan served as an investment principal for First Media LLC, the private investment arm of the Richard Marriott family, from 1997-2006, formulating investment strategies for private and public equity investments and prior to that, he was a consultant at McKinsey & Company from 1995 to 1997, focused on media and software clients. Mr. Keenan is currently serving as a director of Stanley Martin Companies. Mr. Keenan’s experience with real estate and the development industry equip him with valuable insight about the markets for the Company’s products.

Daniel C. Lukas has been a member of the Board of Directors of Nortek since July 1, 2010. Mr. Lukas is a Partner in the Private Equity Group of Ares. Prior to joining Ares in 2008, Mr. Lukas served as a Managing Director of GSC Group from 2006 through 2008, and Vice President of GSC Group from 2003 through 2005. Prior to that, he served as Vice President in the private equity and distressed debt funds at Thomas Weisel Capital Partners from 2000 to 2002, and before that, he was with Consolidated Press Holdings Limited, the private investment vehicle of Kerry Packer in Sydney, Australia. Earlier, Mr. Lukas was at Hellman & Friedman after beginning his career at Goldman, Sachs & Co. Mr. Lukas served as a director of RAM Holdings Ltd. from 2004 until his resignation in 2007, and as a director of Cherokee International Corporation from 2006 until his resignation in 2008. Mr. Lukas serves on the board of directors of City Ventures, LLC, Jacuzzi Brands Corporation and Sotera Defense Solutions, Inc. Mr. Lukas’s experience with acquisitions and debt and equity investments, as well as his experience serving on other boards of public companies, allows him to bring valuable insight to the Board of Directors.

Bennett Rosenthal has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Rosenthal is a founding member and Senior Partner of Ares Management where he serves on the Executive Committee and co-heads the Ares Private Equity Group. Mr. Rosenthal is also Chairman of the Board of Directors of Ares Capital Corporation, a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle market companies. Prior to joining Ares in 1998, Mr. Rosenthal was a Managing Director in the Global Leveraged Finance Group of Merrill Lynch where he was a senior member of Merrill Lynch’s Leveraged Transaction Commitment Committee. Mr. Rosenthal also serves on the board of directors of several other companies, including AmeriQual Group, LLC, Aspen Dental Management, Inc., City Ventures, LLC, Hanger Orthopedic Group, Inc., Jacuzzi Brands Corporation, Serta Inc. and Simmons Bedding Company. Mr. Rosenthal previously served on the board of directors of Maidenform Brands, Inc. Mr. Rosenthal graduated summa cum laude with a Bachelor of Science degree in economics from the University of Pennsylvania’s Wharton School of Business where he also received his M.B.A. with distinction. Mr. Rosenthal’s experience with leverage finance and high yield offerings and serving on other boards of directors makes him well-positioned to serve as a director for the Company.

J. David Smith has been a member of the Board of Directors of Nortek since February 18, 2010 and was appointed as Interim Chief Executive Officer of Nortek as of July 1, 2011. Mr. Smith served as President of

Alumax Fabricated Products, Inc. and as an officer of Alumax, Inc. from 1989-1996. Mr. Smith held the positions of Chief Executive Officer and President of Euramax International, Inc. from 1996 and also served as its Chairman from 2002 until his retirement in 2008. Mr. Smith also serves as a director of Commercial Metals Company. Mr. Smith has extensive operating and management experience in private and public international metals and building products companies.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors, which consists of nine directors but there is currently one vacancy. We have determined that six of the current eight of our directors are independent directors under currently applicable listing standards of NASDAQ. The only directors who are not independent are Messrs. Smith and Hirshorn.

Pursuant to our certificate of incorporation, our Board of Directors is divided into three classes of directors who serve in staggered three-year terms, as follows:

•	Class I directors are Messrs. Coleman, Keenan and Smith, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	Class II directors are Messrs. Bloomberg, Cianciolo and Hirshorn, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	Class III directors are Messrs. Lukas and Rosenthal, and their terms will expire at the annual meeting of stockholders to be held in 2012.

At each annual meeting of our stockholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes serving for the remainder of their respective three-year terms.

Board Committees

The Board of Directors has a complex set of duties and responsibilities, both practically and as provided under Delaware law, the Company’s Amended and Restated Certificate of Incorporation and the Company’s Amended and Restated By-Laws. However, to govern the modern corporation, there are a myriad of activities that must be performed and that are more effectively and efficiently performed by smaller groups of people. To do this, Delaware law gives the Board the authority to establish “committees” of the Board to take on directed duties. Moreover, various regulatory bodies with jurisdiction over the Company mandate certain committees, and other various applicable laws give the Board the latitude to satisfy some of its duties and responsibilities through these committees.

To this end, the Company has established three committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. Each committee operates under a charter approved by our Board of Directors. Copies of each committee’s charter are posted on the Corporate Governance section of the Investors section of our website, www.nortek-inc.com. The membership, principal duties, and responsibilities of each committee are set forth below. Under applicable rules and regulations, and as determined by the Board, all of the committee members are “independent” directors as “independence” is defined by the NASDAQ Rules.

The membership of the Committees is set forth below:

Nominating and
Corporate
	Audit	Compensation	Governance
Name	Committee	Committee	Committee

Jeffrey C. Bloomberg	•	•
Joseph M. Cianciolo	Chair(1)		•
John T. Coleman	•	•	Chair
James B. Hirshorn
Thomas A. Keenan	•
Daniel C. Lukas		Chair	•
Bennett Rosenthal			•
J. David Smith		(2)

(1)	Our Board of Directors has determined that Mr. Cianciolo is an “audit committee financial expert” as defined in applicable SEC rules.

(2)	Prior to July 1, 2011, Mr. Smith served as chairman of the Compensation Committee. We anticipate that he will return to that position upon the end of his service as Interim Chief Executive Officer of the Company.

Audit Committee

The committee’s charter provides that the principal duties and responsibilities of the Audit Committee include:

•	appointing, evaluating, overseeing and replacing, if necessary, our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	reviewing certain regulatory filings with management and our independent registered public accounting firm; and

•	reviewing earnings press releases and earnings guidance provided to analysts.

All audit and non-audit services, other than de minimus non-audit services, provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The committee’s charter provides that the principal duties and responsibilities of the Compensation Committee include:

•	reviewing and approving annual goals and objectives of our CEO, evaluating the performance of our CEO in light of those goals and objectives, determining or assisting to determine our CEO’s compensation level and making all other determinations with respect to the compensation of our CEO;

•	recommending to our Board of Directors the compensation of our executive officers other than our CEO and, to the extent such authority is delegated to it by our Board of Directors, approving the compensation payable to these executive officers, other than the base salaries of Messrs. Donnelly and Hall, which are set by the Chief Executive Officer;

•	reviewing and approving the compensation of the CEO of each of the Company’s business segments and such other subsidiary officers as the Committee may from time to time designate (collectively, the “Subsidiary designated officers”);

•	considering with respect to the compensation of the Company’s executive officers and Subsidiary designated officers: (a) annual base salary; (b) any bonus or other short-term incentive program; (c) any long-term incentive compensation (including cash-based and equity-based awards); (d) any employment agreements, severance arrangements, change-in-control arrangements and similar agreements or arrangements; and (e) any perquisites and other special or supplemental benefits;

•	reviewing and approving (and in the case of any Company executive officer other than the CEO, recommending to the Board) any termination or other severance pay at the time of the termination of any Company executive officer or Subsidiary designated officer which was not previously approved by the Committee or the Board or otherwise provided by contract;

•	reviewing and making recommendations to our Board of Directors regarding compensation, if any, of the Board of Directors and its committees; and

•	reviewing and making recommendations to our Board of Directors regarding incentive compensation and equity-based plans that are subject to approval by our Board of Directors.

Nominating and Corporate Governance Committee

The committee’s charter provides that the principal duties and responsibilities of the Nominating and Corporate Governance Committee include:

•	evaluating and selecting or recommending for selection candidates for election to our Board of Directors;

•	developing and recommending to our Board of Directors a set of corporate governance principles and code of ethics;

•	evaluating the functions, duties and composition of committees of our Board of Directors and making recommendations to our Board of Directors with respect thereto;

•	recommending to our Board of Directors or to the appropriate committee processes for annual evaluations of the performance of our Board of Directors, our Chairman and our CEO; and

•	considering and reporting to our Board of Directors any questions of possible conflicts of interests of members of our Board of Directors.

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for reviewing with the entire Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board of directors. The Board of Directors believes that directors should bring to the Company a variety of perspectives and skills that are derived from high quality business and professional experience and that are aligned with the Company’s strategic objectives. The composition of the Board of Directors should at all times adhere to the standards of independence promulgated by applicable NASDAQ and SEC rules. We also require that our directors be able to attend all board and applicable committee meetings. In this respect, directors are expected to advise the Chairman of the Board of Directors and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting any other public company directorship or assignment to the audit committee of the board of any other public company. Additionally, no member of the Audit Committee of the Board of Directors may sit on more than four separate audit committees of public companies.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the Committee and Board may be consulted for suggestions as to individuals meeting the criteria above. Research may also be performed to identify qualified individuals.

Code of Conduct

The Company has adopted a written code of business conduct and ethics that applies to our directors, officers, employees and certain other persons, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The current version of the code is posted on the Corporate Governance section of the Investors section of our website, www.nortek-inc.com. The Company’s website is included herein as a textual reference only and the information in the website is not incorporated herein by reference.

Executive Officers of Nortek

The following table sets forth the names of the executive officers of Nortek, their positions, and ages as of November 15, 2011:

Name	Age	Position

J. David Smith	62	Director and Interim Chief Executive Officer
Almon C. Hall	65	Senior Vice President and Chief Financial Officer
Kevin W. Donnelly	57	Senior Vice President, General Counsel and Secretary
Edward J. Cooney	64	Senior Vice President and Treasurer

The board of directors appointed Mr. Smith, who has been a director of the Company since February 2010, as Interim Chief Executive Officer of the Company as of July 1, 2011. For further information, see “Executive Compensation — Compensation Discussion and Analysis — Executive Summary — Retirement of Richard L. Bready and Appointment of J. David Smith as Interim Chief Executive Officer” included elsewhere herein. Messrs. Hall, Cooney and Donnelly have served in the same or substantially similar executive positions with Nortek for at least the past five years.

Our executive officers are elected annually by Nortek’s Board of Directors and serve until their successors are chosen and qualified. Nortek’s executive officers include only those officers of Nortek who perform policy-making functions and have managerial responsibility for major aspects of Nortek’s overall operations. A number of other individuals who serve as officers of Nortek’s subsidiaries perform policy-making functions and have managerial responsibilities for the subsidiary or division by which they are employed and a number of other individuals who serve as officers of Nortek have discrete areas of responsibility within Nortek. However, none of these individuals perform policy-making functions or have managerial responsibility for major aspects on Nortek’s overall operations. Certain of these individuals could, depending on the earnings of their subsidiary or division, be more highly compensated than some executive officers of Nortek.

There are no family relationships between any director, executive officer or other significant employee of the Company and any other director, executive officer or other significant employee.

Messrs. Hall, Cooney and Donnelly were executive officers of the Company when it filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the Bankruptcy Code on October 21, 2009. See “Business — 2009 Bankruptcy and Reorganization,” included elsewhere herein.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Messrs. Hall, Cooney and Donnelly, together with Richard L. Bready, who retired from his positions as Chairman of the Board of Directors, President and Chief Executive Officer of the Company effective as of July 1, 2011, and Bruce E. Fleming, who retired from his position as Vice President – Corporate Development of the Company effective as of September 1, 2011, are referred to in this section as the Company’s “named executive officers.” For additional information, see “— Executive Summary — Retirement of Richard L. Bready and Appointment of J. David Smith as Interim Chief Executive Officer” and “— Executive Summary — Retirement of Bruce E. Fleming” below. The Board of Directors has appointed Michael J. Clarke as the Company’s President and Chief Executive Officer, effective December 30, 2011. For additional information, see “Summary — Recent Developments” included elsewhere herein for information about Mr. Clarke, including recent employment experience as well as a description of his terms of employment with us. Mr. Clarke is not one of the named executive officers referred to in this section. This section discusses the principles underlying our policies and decisions with respect to the compensation of Nortek’s named executive officers and the most important factors relevant to an analysis of these policies and decisions.

Executive Summary

Company Performance in 2010

Key highlights of the Company’s 2010 performance included the following:

•	The Company’s financial performance improved compared to 2009 despite challenging economic conditions that continued to impact the majority of the markets in which the Company operates. Net sales for 2010 increased 5% to $1,899.3 million compared to $1,807.9 million in 2009. Operating earnings for 2010 improved from a $204.6 million loss to $70.6 million in income.

•	The Company continued to improve its financial position after emerging from the Reorganization in December 2009. We ended the year with a cash balance of $58 million and availability under our asset-based revolving credit facility of approximately $149 million on December 31, 2010.

•	In December 2010, the Company completed its $299 million acquisition of Ergotron, a leader in the design, manufacture and marketing of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays. The Company believes that Ergotron will be complementary to the Company’s existing Technology Products segment and provide the Company with an additional platform for growth and profitability, while diversifying its exposure to the commercial, healthcare and education markets.

•	The Company capitalized on opportunistic fundraising and refinancing transactions, including closing a private placement of $250 million aggregate principal amount of 10% Senior Notes due 2018 in November 2010 and amending our $300 million revolving asset-backed credit agreement in December 2010, to, among other things, lower the interest rates payable by the Company and amend certain provisions to provide Nortek with more flexibility.

•	The Company filed a Form 10 registration statement to register its common stock with the SEC. Such registration statement was declared effective on November 14, 2011, and the Company’s common stock is currently publicly traded on the NASDAQ Global Market.

Executive Compensation in 2010

After the Reorganization, the Company’s executive management team, led by Mr. Bready, focused on maintaining Nortek’s strong presence in the various markets in which it operates, steadily rebuilding the Company and taking advantage of opportunistic acquisitions. The Company’s named executive officers were compensated for both Company and individual performance during 2010. The compensation received by our named executive officers for 2010 is summarized below.

•	Base salary. Messrs. Bready, Hall and Donnelly each had employment agreements that required Nortek to pay them a minimum base salary of $3,500,000, $500,000 and $375,000, respectively. Messrs. Cooney and Fleming did not have employment agreements. The base salaries for our named executive officers remained the same for 2010 compared to 2009 levels. The 2010 base salaries were not increased from their 2009 levels as a result of efforts to control costs while the Company weathered the downturn in the economy.

•	Discretionary cash bonuses. Each of the named executive officers other than Mr. Bready received a discretionary cash bonus for 2010. Messrs. Hall, Donnelly, Cooney and Fleming received cash bonuses of $350,000, $350,000, $260,000 and $100,000, respectively. The recommendations as to the payment of bonuses and the amounts of such bonuses were based on the Company’s operating performance in 2010 compared to its 2010 operating plan, among other factors.

•	Equity-based awards. None of the named executive officers received equity-based awards in 2010. In 2009, each of the named executive officers received equity-based awards consisting of both restricted stock awards that vest 25% annually over four years based on the achievement of adjusted EBITDA targets and stock options that vest 20% annually over five years based on continued service to the Company. Because the Company achieved 111.7% of the pre-established EBITDA target of $151.72 million for 2010, 25% of each restricted stock award (the maximum which could vest in 2010) vested on March 30, 2011, the date the Company’s audited financial statements were certified. 20% of each stock option also vested based on continued service to the Company on December 17, 2010.

•	Retirement-related and other benefits. The retirement and other benefits provided to the named executive officers in 2010 remain unchanged from those provided in 2009.

Executive Compensation in 2011

The Compensation Committee is conducting a review of the Company’s executive compensation program and intends to refine the Company’s executive compensation program in 2011. The Compensation Committee has engaged Hay Group, a compensation consultant, to assist with this review.

In 2011, the base salary of Messrs. Hall, Donnelly, Cooney and Fleming were increased as follows: Mr. Hall, from $500,000 to $520,000; Mr. Donnelly, from $375,000 to $450,000; Mr. Cooney, from $300,000 to $375,000; and Mr. Fleming, from $300,000 to $312,000 prior to his retirement effective September 1, 2011. Mr. Bready received no increase in 2011 prior to his retirement effective July 1, 2011. These base salary increases were granted in light of the Company’s operating performance in 2010 compared to its 2010 operating plan, among other factors including input from Hay Group.

Effective July 1, 2011, the Board of Directors, based on the recommendation of the Compensation Committee, granted 10,000 shares of restricted stock to each of Messrs. Hall, Cooney and Donnelly and 5,000 shares of restricted stock to Mr. Fleming under our 2009 Omnibus Incentive Plan. In each case, one-third of the shares granted vests on each July 1 of 2012, 2013 and 2014, and the shares are automatically forfeited upon termination of the respective named executive officer’s employment. All of the shares of restricted stock granted to Mr. Fleming on July 1, 2011 were forfeited upon his retirement effective September 1, 2011.

On October 21, 2011, the Board of Directors, based upon the recommendation of the Compensation Committee, approved the Company’s 2011 Short-Term Cash Incentive Plan for Nortek Executives (the “2011 Plan”). The Board of Directors has selected Messrs. Hall, Cooney and Donnelly as participants in the 2011 plan. The target bonus amount under the 2011 Plan for each of Messrs. Hall, Cooney and Donnelly is 75% of his respective base salary. The actual amount of an executive’s bonus will be determined based on the achievement of Company and individual performance goals. 70% of the bonus will be based on the Company’s achievement of the Adjusted EBITDA targets established by the Board. The Compensation Committee will establish individual performance goals for each Plan participant, and 30% of the bonus will be based on the executive’s achievement of his personal goals. No bonus will be paid under the 2011 Plan if Adjusted

EBITDA for fiscal 2011 is below a certain minimum amount established by the Board. For additional information, see “— Incentive Plans — 2011 Short-Term Cash Incentive Plan” below.

Retirement of Richard L. Bready and Appointment of J. David Smith as Interim Chief Executive Officer

On June 30, 2011, the Company announced that Richard L. Bready planned to retire from the positions of Chairman of the Board of Directors, President and Chief Executive Officer of the Company, effective as of July 1, 2011 (the “Retirement Date”). Mr. Bready remained as an employee of the Company through the close of business on July 1, 2011, at which time his resignation from all positions with the Company became effective.

Under the terms of his then existing employment agreement and by agreement dated June 30, 2011 (the “Separation Agreement”), and in consideration of the observation by Mr. Bready of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, a non-disparagement covenant, and his agreement to provide certain consulting and transition services to the Company in connection with his retirement from the Company, Mr. Bready will receive: (i) a severance payment of $5,250,000, payable over 18 months in equal installments; (ii) a lump sum payment of $1,000,000 in lieu of the lifetime health and medical coverage which would have been due under Mr. Bready’s existing employment agreement, with a tax gross-up; (iii) approximately $750,000, payable over 18 months in equal installments in respect of certain perquisites set forth in Mr. Bready’s employment agreement. Due to the requirements of Section 409A of the Internal Revenue Code of 1986, and pursuant to Company policy, the cash payments noted above that are due to Mr. Bready in connection with his separation from service will be delayed for a period of six months. All unvested equity awards held by Mr. Bready as of the Retirement Date were forfeited, except that half of his stock options that would have vested later in 2011 were deemed vested. Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from the Retirement Date or (ii) the expiration date of the stock option.

As of July 1, 2011 (the “Start Date”), the Board of Directors appointed J. David Smith, who has been a director of the Company since February 2010, as Interim Chief Executive Officer of the Company.

In connection with Mr. Smith’s appointment as Interim Chief Executive Officer of the Company, the Company has entered into an Interim Chief Executive Officer Agreement (the “Interim CEO Agreement”) with Mr. Smith, dated as of June 30, 2011. Mr. Smith is employed pursuant to the terms of the Interim CEO Agreement from July 1, 2011 until the earliest to occur of: (i) the date on which a permanent Chief Executive Officer commences employment with the Company; (ii) the date that is six months from the Start Date; or (iii) resignation from the position of Interim Chief Executive Officer Agreement or termination by the Company. For his services, Mr. Smith is paid a monthly rate of $105,000 and is eligible to earn an annual incentive bonus for 2011, based upon achievement of performance metrics and pro-rated to reflect Mr. Smith’s period of employment with the Company in 2011. Mr. Smith is not entitled to receive fees for attending Board and committee meetings while serving as the Interim Chief Executive Officer and his Board retainers will be appropriately pro-rated for 2011 such that he will only be paid such retainers for the portion of 2011 in which he is not serving as Interim Chief Executive Officer. Effective as of the Start Date, Mr. Smith resigned from serving as a member of the Compensation Committee of the Board.

Pursuant to the Interim CEO Agreement, Mr. Smith is subject to restrictions on competition and solicitation during his employment with the Company and for a period of six months thereafter with respect to the solicitation restrictions. The Interim CEO Agreement also contains standard confidentiality and invention assignment covenants.

Retirement of Bruce E. Fleming

On August 17, 2011, the Company announced that Bruce E. Fleming planned to retire from his position as Vice President — Corporate Development of the Company effective as of September 1, 2011. Mr. Fleming remained as an employee of the Company through the close of business on September 1, 2011, at which time his resignation from all positions with the Company became effective.

Under the terms the Separation Agreement dated August 23, 2011, between the Company and Mr. Fleming and in consideration for the observation by Mr. Fleming of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, and a non-disparagement covenant, Mr. Fleming: (i) received a severance payment of $500,000 on September 1, 2011 and (ii) will receive continuing coverage under the Company’s health insurance benefits for a period of 12 months after September 1, 2011.

Compensation Philosophy and Objectives

The Compensation Committee believes that Nortek’s compensation program is designed to attract, motivate, reward and retain high caliber executives to assist Nortek in achieving its strategic and operating objectives, and to compensate them at a level that is commensurate with both corporate and individual performance achievement, with the ultimate goal of increasing the value of our stockholders’ investment. Nortek has historically used a mix of short-term compensation, consisting of base salaries and cash bonuses, and long-term compensation, consisting of equity incentive compensation. The Compensation Committee is conducting a review of the Company’s executive compensation program, including its philosophy and objectives.

Background on Executive Compensation Structure and Process for 2010

Prior to 2011, the salary and bonus structure for our named executive officers was established before the Reorganization and was approved by our former bondholders and the bankruptcy court in connection with the Reorganization. The equity awards issued to our named executive officers, which were also approved in connection with the Reorganization, were issued in December 2009 with four or five year vesting that is contingent upon successful completion of multi-year performance and/or service periods.

Following the Reorganization, the Board of Directors developed a new corporate governance structure for the Company that was approved on April 8, 2010. Under the Company’s corporate governance structure and committee charters, the independent directors are responsible for determining the compensation of our Chief Executive Officer, and the full Board of Directors is responsible for the determining the compensation of our named executive officers other than our Chief Executive Officer. In both situations, the directors take into account the recommendations of the Compensation Committee. Messrs. Hall and Donnelly also have, and Mr. Bready had, employment agreements which govern certain elements of their compensation. In addition, Messrs. Bready and Fleming have separation agreements which govern certain elements of their compensation. To the extent required by applicable tax or securities laws, or to the extent that authority is delegated to it by the Board of Directors, the Compensation Committee may also approve the specific elements of compensation for executive officers in addition to the Chief Executive Officer. No such authority was delegated by the Board of Directors to the Compensation Committee in 2010.

Under the Company’s new corporate governance structure, the Compensation Committee and the Board of Directors has occasionally sought input from the Chief Executive Officer regarding the compensation of the named executive officers. With respect to salary and bonus decisions, in January 2011 Mr. Bready provided the Compensation Committee with his assessment of each executive officer’s performance, other than his own, addressing such factors as the officer’s achievement of individual goals, leadership accomplishments, and contributions to Nortek’s performance. Mr. Bready provided his recommendations on salary increases and bonuses for the named executive officers. The Compensation Committee also asked management to provide a list of companies that are similar to Nortek in one or more characteristics, including industry group, product markets, business model, size, complexity, world-wide market and geography. The Compensation Committee reviewed the comparison data provided by management, among other factors, in determining its executive compensation recommendations for 2010.

Use of Compensation Consultants and Benchmarking Data

Prior to 2011, the Compensation Committee and Nortek management, would on occasion, consult compensation consultants and competitive benchmark data when establishing or reviewing base salaries and compensation packages. Nortek management engaged Effective Pay Practices (“EPP”), a compensation consultant, to review salary and cash bonus compensation for the named executive officers. The consultant reviewed the cash compensation packages for our named executive officers, including their base salary and bonus. The consultant’s report was provided to the Compensation Committee to help guide the Compensation Committee’s compensation decisions for 2011 base salaries and bonuses for fiscal year 2010 performance. The Compensation Committee did not use a compensation consultant or benchmarking data in determining bonuses for 2010. Rather, it made its determination based on its collective knowledge and experience in compensation matters.

For 2011, as noted above, the Compensation Committee has engaged Hay Group to conduct a comprehensive review of our executive compensation program and advise the Compensation Committee on all compensation matters related to Nortek’s executives. The compensation consultant will assist the Compensation Committee with, among other things, (i) performing a review of the Company’s executive compensation program, (ii) determining the appropriate allocation among short-term and long-term compensation, cash and non-cash compensation, and the different forms of non-cash compensation and (iii) identifying an appropriate peer group for purposes of benchmarking the Company’s executive compensation. The Compensation Committee used data provided by Hay Group, among other factors, in determining the base salaries for 2011. The Chief Executive Officer may also provide input to the Compensation Committee on the performance and compensation levels of the executives other than himself, but he does not serve on the Compensation Committee.

Elements of Compensation

There are five primary components of the compensation package that we provide to each of our named executive officers. Those components are:

•	base salary;

•	discretionary cash bonuses;

•	plan-based cash awards;

•	equity based awards; and

•	retirement-related and other benefits.

Base Salary

Nortek provides its named executive officers, like its other employees, with a base salary in order to compensate them for the services which they provide to Nortek over the course of the year. Salaries are typically evaluated annually and adjusted from their base level from year to year based upon the executive’s performance and level of responsibilities. In certain instances, such as in 2009 and 2010, there have been no adjustments to salaries due to factors such as the downturn in the industry and market conditions.

In 2010, Messrs. Bready, Hall and Donnelly each had employment agreements that required Nortek to pay them a minimum base salary of $3,500,000, $500,000 and $375,000, respectively. The employment agreements provided that upward adjustments to the base salary of Mr. Bready are determined by the Board of Directors and upward adjustments to the base salaries of Messrs. Donnelly and Hall are determined by the Chief Executive Officer. The Chief Executive Officer has historically sought the approval of the Compensation Committee for salary increases for Messrs. Donnelly and Hall, and Mr. Bready continued this practice in 2011. Adjustments to the base salaries of Messrs. Cooney and Fleming were determined by the Board of Directors based on the recommendations of the Compensation Committee.

In 2011, the base salary of Messrs. Hall, Donnelly, Cooney and Fleming were increased as follows: Mr. Hall, from $500,000 to $520,000; Mr. Donnelly, from $375,000 to $450,000; Mr. Cooney, from $300,000 to $375,000; and Mr. Fleming, from $300,000 to $312,000 prior to his retirement effective September 1, 2011. Mr. Bready received no increase in 2011 prior to his retirement effective July 1, 2011.

Discretionary Cash Bonuses

Awards of discretionary cash bonuses are designed to reward corporate success and individual achievement with the emphasis on overall Company performance. In 2010, the Chief Executive Officer assessed the individual performance of each named executive officer, other than himself, with Nortek’s operating and financial performance achievements as compared to an established financial plan for Nortek. If the Chief Executive Officer so determined, he made a recommendation to the Compensation Committee for a discretionary cash bonus award for each named executive officer other than himself. The Compensation Committee considered and, if it deemed appropriate, recommended the approval or adjustment of such discretionary cash bonus awards for our named executive officers (other the our Chief Executive Officer) to the full Board of Directors.

Mr. Bready’s employment agreement provided that he was not specifically entitled to incentive or bonus compensation; however, it did provide that the Board of Directors could, in its discretion, award incentive compensation to Mr. Bready, from time to time. Mr. Bready did not receive a cash bonus for 2010. In 2010, Messrs. Hall, Donnelly, Cooney and Fleming received cash bonuses of $350,000, $350,000, $260,000 and $100,000, respectively. The Compensation Committee recommended to the Board of Directors that the Company pay these bonuses based on the Company’s operating performance in 2010 compared to its 2010 operating plan, among other factors.

Plan-based Cash Awards

Plan-based cash awards comprise a significant portion of the cash compensation of and are designed to reward our executives for their contributions to meeting and exceeding the Company’s overall and individualized performance goals. Plan-based cash awards are designed as a targeted percentage of base salary and are awarded based on individual achievement of goals established by the Compensation Committee for each participant and our achievement of the annual quantitative financial goals set by the Board of Directors. By directly tying executives’ cash compensation to the achievement of the Company’s yearly financial targets and individual accomplishment of key objectives measured over the current year, these plan-based awards are designed to align executives’ interests with the intermediate-range goals of the Company’s strategy.

For 2011, the Board of Directors, based upon the recommendation of the Compensation Committee, approved the Company’s 2011 Short-Term Cash Incentive Plan for Nortek Executives. Under the plan, the target cash bonus amount for each of Messrs. Hall, Cooney and Donnelly is 75% of his respective base salary. 70% of the bonus will be based on the Company’s achievement of the Adjusted EBITDA target established by the Board. The Compensation Committee will establish individual performance goals for each Plan participant, and 30% of the bonus will be based on the executive’s achievement of his personal goals. No bonus will be paid under the plan if Adjusted EBITDA for fiscal 2011 is below a certain minimum amount established by the Board.

Equity-Based Awards

On the Effective Date of the Reorganization, Nortek granted certain equity awards to the named executive officers and other employees of Nortek and its subsidiaries. These equity awards were proposed by the then-in-office Chief Executive Officer, approved by our former bondholders and the bankruptcy court in connection with the Reorganization, and approved by the then-current Board of Directors. The restricted stock awards and stock option awards granted in 2009 were granted to the named executive officers to reward and motivate their performance, which the Board of Directors believes will have a long-term impact on increasing stockholder value. The Board of Directors believes that it is important to ensure that the named executive officers’ interests are appropriately aligned with those of the shareholders of the Company.

Fifty percent of the awards granted to the named executive officers in 2009 were in the form of performance-based restricted stock awards and the other fifty percent were in the form of stock options. 25% percent of the restricted stock awards will vest each year following the end of each of the Company’s 2010, 2011, 2012 and 2013 fiscal years if 95% of the Company’s adjusted EBITDA target is met for the applicable year, with 16.67% of the awards granted vesting in a particular year if 90% of the Company’s adjusted

EBITDA target is met for that year and 8.33% of the awards granted vesting if 85% of the Company’s adjusted EBITDA target is met for that year. In addition, if all of the restricted stock that could vest in that year does not vest, an additional portion of that restricted stock may vest if the Company’s adjusted EBITDA target for the following year exceeds 90% of the Company’s adjusted EBITDA target for that following year. Stock options granted vest in equal installments on each of the first five anniversaries of their grant date. Restricted stock awards reward performance and align the executives’ compensation with the performance of the Company by tying the number of shares that actually vest to the Company’s performance and stock options stock awards, through their multi-year vesting, reinforce our goal to retain top talent.

In 2010, the Company achieved 111.7% of the adjusted EBITDA target of $151.72 million for 2010, which resulted in the vesting of 25% of the restricted stock award. For purposes of the restricted stock awards, adjusted EBITDA is defined as the Company’s Consolidated Cash Flow. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a description of how Consolidated Cash Flow is calculated.

In 2010 there were no grants of equity-based awards to the named executive officers.

Effective July 1, 2011, the Board of Directors, based on the recommendation of the Compensation Committee, granted awards of restricted stock to each of Messrs. Hall, Cooney, Donnelly and Fleming. In each case, one-third of the shares granted vests on each July 1 of 2012, 2013 and 2014, and the shares are automatically forfeited upon termination of the respective named executive officer’s employment.

Retirement-Related Benefits

401(k) Plan

Each of our named executive officers is eligible to participate in Nortek’s 401(k) Savings Plan. The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all of Nortek’s employees, including the named executive officers, are able to contribute the lesser of 18% of their annual salary or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. Historically, participants in the 401(k) plan were eligible for a discretionary matching contribution and a discretionary profit sharing employer contribution. Prior to 2009, Nortek matched 50% of the participants’ contributions up to 6% of compensation (for a maximum possible match of 3%). For all of 2009 and from January 1, 2010 to June 30, 2010, Nortek suspended the discretionary match as a result of efforts to control costs while the Company weathered the downturn in the economy. Effective July 1, 2010, Nortek reinstated a discretionary match of 25% of the participants’ contributions up to 6% of compensation (for a maximum possible match of 1.5%). For 2010 under our 401(k) plan, Mr. Hall received $3,918, Mr. Donnelly received $2,688, Mr. Cooney received $2,214 and Mr. Fleming received $1,960 of employer match contributions, and each of our named executive officers received $6,125 of Company-paid profit sharing contributions.

Pension Plan

Messrs. Bready, Hall and Donnelly are eligible to receive benefits under Nortek’s qualified pension plan as a result of their respective tenures with the Company. Nortek’s qualified pension plan was frozen as of December 31, 1995, and no further increases in benefits may occur as a result of additional service or increases in compensation. The benefit payable to a participant at normal retirement equals the accrued benefit as of December 31, 1995 and will be payable as a joint and 50% survivor annuity in the case of a married employee and as a single-line annuity in the case of an unmarried employee. The annual pension benefits entitled to be paid to the named executive officers beginning at age 65 under this pension plan, as a 50% joint and survivor annuity, are as follows: Mr. Hall $52,163, and Mr. Donnelly $15,574. Messrs. Cooney and Fleming are not eligible to receive benefits under the qualified pension plan. Mr. Bready commenced his annual benefit effective July 1, 2011 in the amount of $182,141.28 payable for his lifetime only.

Supplemental Executive Retirement Plan

We maintain the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) in which Mr. Fleming is the sole participant. The SERP provides plan participants with a benefit equal to the value of an annuity with monthly payments for 180 months. The SERP benefit, before offset, is equal to 1.667% of a participant’s Average Compensation for each year of service not in excess of 30. “Average Compensation” is the average of the participant’s base salary and half of the participant’s bonus during the three consecutive calendar years in which such participant’s earnings were greatest. A participant’s benefit under the SERP is reduced by benefits under the pension plan and social security benefits, as applicable. The SERP benefit is payable in installments beginning with Mr. Fleming’s termination of employment and according to plan provisions, his benefit is not subject to early retirement reduction factors.

Other Benefits

We also provide each of our named executive officers with health and life insurance benefits as well as certain other benefits that are required by the terms of the existing employment agreements with the named executive officers. In the case of Mr. Bready, his employment agreement provided that if his employment were terminated for any reason, the Company is obligated to provide lifetime medical coverage to Mr. Bready, his spouse and his dependents in an amount up to $1,000,000. Alternatively, Mr. Bready could choose to receive a lump-sum payment in lieu of this coverage. Upon his retirement effective July 1, 2011, Mr. Bready elected to receive a lump sum payment of $1,000,000, payment of which is delayed for six months due to the requirements of Section 409 A of the Internal Revenue code of 1986 and pursuant to Company policy. The Company is required to “gross-up” the amount Mr. Bready receives for all applicable taxes. In the case of Messrs. Hall and Donnelly, in the event the named executive officer’s employment is terminated for any reason, if there is a change-in-control or upon the third anniversary of the Reorganization, the Company is required to make a lump-sum payment of up to $1,000,000 in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a “gross-up” for all applicable taxes. The payment, prior to the tax gross-up, will be at least $838,707 in the case of Mr. Hall and at least $863,432 in the case of Mr. Donnelly. We are also required, by the terms of the existing employment agreements with Messrs. Hall and Donnelly, to provide them with an excise tax gross-up in connection with so-called golden parachute payments.

Nortek also provides perquisites, some of which are discretionary while others are provided pursuant to the terms of the employment agreements between Nortek and Messrs. Hall and Donnelly and were provided pursuant to Mr. Bready’s employment agreement prior to his retirement effective as of July 1, 2011. Under the terms of his Separation Agreement, Mr. Bready will receive approximately $750,000, payable over 18 months in equal installments in lieu of perquisites which would have been due under his employment agreement. The purpose of these perquisites is to motivate employees, create goodwill, and reward employees for achievements that may not be measurable in financial metrics. These perquisites are reflected in the “All Other Compensation” column in the Summary Compensation Table below and the related footnotes.

Termination Compensation

In order to attract and retain executives, Nortek believes that certain severance arrangements for its named executive officers are appropriate and necessary. For Messrs. Hall and Donnelly, their termination compensation is determined pursuant to the terms and conditions of their employment agreements. Messrs. Bready’s and Fleming’s termination compensation is governed by the respective Separation Agreement, see “— Employment Agreements — Separation Agreement of Richard L. Bready” and “— Employment Agreements — Separation Agreement of Bruce E. Fleming” below. Mr. Cooney’s termination compensation is determined pursuant to the terms and conditions of the Company’s Second Amended and Restated Change in Control Severance Benefit Plan. Nortek believes that termination benefits and change-of-control payments are helpful to provide certainty to the named executive officers with respect to their positions with Nortek and to ensure that the named executive officers consider corporate transactions which are in the best interest of the stockholders of Nortek without concern over whether the transactions may jeopardize the executive’s employment. Also, these benefits help to ensure that Nortek will have the continued dedication and full attention of key employees.

For more information on termination compensation payments for the named executive officers, see the disclosure under “— Employment Agreements — Potential Payments upon Termination of Employment or Change-in-Control” below, “— Employment Agreements — Separation Agreement of Richard L. Bready” below and “— Employment Agreements — Separation Agreement of Bruce E. Fleming” below.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for taxable compensation over $1 million paid to certain executives. Performance-based compensation is not subject to the deduction limit if certain requirements are met. The Company takes Section 162(m) of the Internal Revenue Code into account in making its executive compensation decisions, but reserves the right to pay amounts that are not deductible.

We account for equity compensation paid to our employees in accordance with ASC 718, “Compensation — Stock Compensation,” (“ASC 718”), which requires us to measure and recognize compensation expense in our financial statements for all share-based payments based upon an estimate of their grant date fair value over the service period of the award. We record cash compensation as an expense at the time the obligation is accrued.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers during fiscal years 2010, 2009 and 2008.

							Change
							in Pension
							Value and
							Non-
				Non-Equity			qualified
				Incentive			Deferred
			Discretionary	Plan	Stock	Option	Compensation	All Other	Total
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Awards(2)	Awards(3)	Earnings(4)	Compensation(5)(6)	Compensation

Richard L. Bready	2010	$3,500,000	$—	—	—	—	$33,000	$315,611	$3,848,611
Chairman, President and	2009	3,500,000	—	$500,000	$3,595,650	$1,484,122	343,000	300,988	9,723,760
Chief Executive Officer	2008	3,500,000	—	—	—	—	163,000	376,336	4,039,336
Almon C. Hall	2010	$500,000	$350,000	—	—	—	$72,000	$65,709	$987,709
Senior Vice President and	2009	500,000	—	$300,000	$479,825	$198,050	120,000	46,747	1,644,622
Chief Financial Officer	2008	500,000	150,000	—	—	—	22,000	58,677	730,677
Kevin W. Donnelly	2010	$375,000	$350,000	—	—	—	$18,000	$52,171	$795,171
Senior Vice President, General	2009	375,000	—	$300,000	$479,825	$198,050	26,000	40,404	1,419,279
Counsel and Secretary	2008	375,000	150,000	—	—	—	3,000	43,419	571,419
Edward J. Cooney	2010	$300,000	$260,000	—	—	—	—	$32,077	$592,077
Senior Vice President and	2009	300,000	—	$300,000	$479,825	$198,050	—	23,830	1,301,705
Treasurer	2008	300,000	150,000	—	—	—	—	32,052	482,052
Bruce E. Fleming	2010	$300,000	$100,000	—	—	—	$147,000	$25,909	$572,909
Vice President	2009	300,000	15,000	—	$84,675	$34,950	$124,000	19,022	577,647
Corporate Development	2008	300,000	50,000	—	—	—	76,000	35,358	461,358

(1)	Pursuant to the Emergence Bonus Plan, which was court-approved as part of the Reorganization, on the date Nortek emerged from bankruptcy, cash bonuses were awarded to executive officers and certain key employees of Nortek for their efforts in completing the Reorganization. All such cash bonuses were paid during fiscal year 2009.

(2)	This amount represents the dollar amount of the aggregate grant date fair value of the restricted stock awards granted during fiscal year 2009 determined in accordance with ASC 718 and based on a grant date fair value of a share of common stock equal to $11.29. The value reported in the table represents the value of restricted stock awards assuming satisfaction of the target level of performance. There were no restricted stock grants made in fiscal year 2010 or 2008. For additional information, including information regarding the assumptions used for these calculations, see Note 2, “Reorganization Under Chapter 11”, and Note 9, “Share-Based Compensation”, to the consolidated financial statements, included elsewhere herein.

(3)	This amount represents the dollar amount of the aggregate grant date fair value of the stock options granted during fiscal year 2009 determined in accordance with ASC 718 and based on a grant date fair value of a stock option equal to $4.66. There were no stock option grants made in fiscal year 2010 or 2008. For additional information, including information regarding the assumptions used for these calculations, see Note 2, Reorganization Under Chapter 11”, and Note 9, “Share-Based Compensation”, to the consolidated financial statements, included elsewhere herein.

(4)	For 2010, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $33,000 is the net result of a decrease of $54,000 due to passage of time and an increase of $87,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Hall’s benefit of $72,000 is the net result of an increase of $39,000 due to the passage of time and an increase of $33,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $18,000 is the net result of an increase of $7,000 due to the passage of time and an increase of $11,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated present value of Mr. Fleming’s benefit of $147,000 is the net result of $110,000 due to the passage of time (including $69,000 in benefits earned) and an increase of $37,000 due to a change in assumptions (mortality and discount rate).

For 2009, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $343,000 is the net result of an increase of $54,000 due to passage of time and an increase of $289,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Hall’s benefit of $120,000 is the net result of an increase of $24,000 due to the passage of time and an increase of $96,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $26,000 is the net result of an increase of $3,000 due to the passage of time and an increase of $23,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated present value of Mr. Fleming’s benefit of $124,000 is the net result of $88,000 due to the passage of time (including $52,000 in benefits earned) and an increase of $36,000 due to a change in assumptions (mortality and discount rate).

For 2008, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $163,000 is the net result of an increase of $142,000 due to the passage of time and an increase of $21,000 due to an increase in the IRS qualified plan benefit limit. The gross change in the estimated lump sum value of Mr. Hall’s benefit of $22,000 is due to the passage of time. The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $3,000 is due to the passage of time. The gross change in the estimated present value of Mr. Fleming’s benefit of $76,000 is due to the passage of time (including $44,000 in benefits earned).

(5)	For Mr. Bready, includes: $231,447 for 2010, $217,954 for 2009 and $303,383 for 2008 related to personal use of Nortek’s fractional ownership of aircrafts; $8,382 for 2010 and $4,356 for each of 2009 and 2008 related to excess group term life insurance; $4,600 for 2010, $0 for 2009 and $16,427 for 2008 for personal use of automobiles provided by Nortek; $33,500 in 2010, $0 in 2009 and $13,000 in 2008 for tax preparation services; $21,495 in 2010, $68,868 in 2009 and $22,354 in 2008 for reimbursement by Nortek for health related costs paid by the executive; and $10,062 in 2010, $9,811 in 2009 and $9,916 in 2008 for country club dues and assessments for personal use. To determine the aggregate incremental cost of Mr. Bready’s personal use of Nortek’s fractional ownership of aircrafts, Mr. Bready classifies all flights as either personal or business use, and Nortek aggregates the itemized costs billed to the Company for each flight Mr. Bready has identified as personal. The aggregate incremental cost of tax preparation services is the amount billed to the Company by an outside tax consultant for Mr. Bready’s personal tax services.

For Mr. Hall, includes: $4,356 for each of 2010, 2009 and 2008 related to Company-paid premiums for excess group term life insurance; $23,080 for 2010, $23,228 for 2009 and $23,331 for 2008 for personal use of an automobile provided by Nortek; $2,500 for each of 2010 and 2009 and $4,000 for 2008 for tax preparation services; $15,889 for 2010, $6,821 for 2009 and $10,472 for 2008 for reimbursement by Nortek for health-related costs paid by the executive; and $9,842 for each of 2010 and 2009 and $9,618 for 2008 for country club dues and assessments for personal use.

For Mr. Donnelly, includes: $2,838 for 2010 and $1,518 for each of 2009 and 2008 related to Company-paid premiums for excess group term life insurance; $18,389 for 2010, $18,739 for 2009 and $18,540 for 2008 for personal use of an automobile provided by Nortek; $15,451 for 2010, $13,746 for 2009 and $10,551 for 2008 for reimbursement by Nortek for health-related costs paid by the executive; and $6,680 for 2010, $6,400 for 2009 and $5,910 for 2008 for country club dues and assessments for personal use.

For Mr. Cooney, includes: $4,356 for each of 2010 and 2009 and $4,312 for 2008 related to Company-paid premiums for excess group term life insurance; $16,882 for 2010, $16,974 for 2009 and $18,340 for 2008 for personal use of an automobile provided by Nortek; and $2,500 for each of 2010, 2009 and 2008 for tax preparation services.

For Mr. Fleming, includes: $4,356 for 2010, $2,838 for 2009 and $2,819 for 2008 related to Company-paid premiums for excess group term life insurance; and $13,468 for 2010, $16,184 for 2009 and $14,389 for 2008 for personal use of an automobile provided by Nortek.

(6)	For 2010, includes Company-paid matching contributions of $3,918 for Mr. Hall, $2,688 for Mr. Donnelly, $2,214 for Mr. Cooney and $1,960 for Mr. Fleming and Company-paid profit sharing contributions of $6,125 each for Messrs. Bready, Hall, Donnelly, Cooney and Fleming under Nortek’s 401(k) Savings Plan, which is a defined contribution retirement plan.

For 2009, there were no matching contributions or profit sharing contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney or Fleming under Nortek’s 401(k) Savings Plan.

For 2008, includes $6,900 in matching contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney and Fleming under Nortek’s 401(k) Savings Plan. There was no profit sharing contribution by Nortek for 2008.

Grants of Plan-Based Awards Table

There were no grants of plan-based awards to any of the named executive officers in 2010.

Outstanding Equity Awards at December 31, 2010 Table

	Option Awards						Stock Awards
										Equity
										Incentive
									Equity	Plan
								Market	Incentive	Awards:
							Number	Value	Plan	Market or
							of	of	Awards:	Payout
							Shares	Shares	Number of	Value of
							or	or	Unearned	Unearned
			Number of	Number of			Units	Units	Shares,	Shares,
			Securities	Securities			of	of	Units or	Units or
			Underlying	Underlying			Stock	Stock	Other	Other
	Type		Unexercised	Unexercised	Option		that	that	Rights	Rights
	of		Options	Options	Exercise	Option	have	have	that have	that have
	Award	Grant	Exercisable	Unexercisable	Price	Expiration	Not	Not	Not Vested	Not Vested
Name	(1)	Date	(#)(2)	(#)(2)	($)	Date	Vested	Vested	(#)(3)	($)(4)

Richard L. Bready	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	57,982	231,928	$17.50	12/17/19
	PRSA	12/17/09					0	$0	238,860	$8,598,960
Almon C. Hall	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	2,786	11,143	$17.50	12/17/19
	PRSA	12/17/09					0	$0	31,875	$1,147,500
Kevin W. Donnelly	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	2,786	11,143	$17.50	12/17/19
	PRSA	12/17/09					0	$0	31,875	$1,147,500
Edward J. Cooney	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	2,786	11,143	$17.50	12/17/19
	PRSA	12/17/09					0	$0	31,875	$1,147,500
Bruce E. Fleming	ISO	12/17/09	1,500	6,000	$17.50	12/17/19
	PRSA	12/17/09					0	$0	5,625	$202,500

(1)	Type of Award:

ISO = Incentive Stock Option

NSO = Nonqualified Stock Option

PRSA = Performance Restricted Stock Award

(2)	Stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date. The $17.50 exercise price was agreed to by the Chief Executive Officer of Nortek and the Ad Hoc Committee and approved by the Board of Directors and exceeded the fair market value of a share of common stock on the date of grant. All stock options vest in full upon a Change of Control (as defined in the Incentive Stock Option Agreement or Nonqualified Stock Option Agreement). Upon a termination of the named executive officer’s employment, non-vested stock options are forfeited, while vested options remain exercisable until the earlier of (i) three months from the executive officer’s termination date or (ii) the expiration date of the options. Under the terms of his Separation Agreement, one-half of stock options held by Mr. Bready that would have vested on the 2011 anniversary of the grant date were deemed vested, and all of Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from July 1, 2011 or (ii) the original expiration date of the stock options. All other unvested equity awards were forfeited upon the termination of his employment. For additional information, see “— Employment Agreements — Separation Agreement of Richard L. Bready” below. Upon his retirement effective September 1, 2011, Mr. Fleming forfeited all his non-vested stock options. All Mr. Fleming’s vested stock options shall remain exercisable until November 29, 2011, after which date such options shall be forfeited.

(3)	Shares of restricted stock vest at the rate of 25% per year, subject to satisfaction of 95% of Adjusted EBITDA performance criteria for fiscal years 2010, 2011, 2012 and 2013, with vesting dates as of the Measurement Date (defined in the Restricted Stock Agreement as the date that the Company determines whether the performance target has been satisfied). The computation of Adjusted EBITDA is to be performed by reference to the Company’s Adjusted Consolidated Cash Flow as defined in the Company’s indenture governing its 11% Senior Secured Notes due 2013. If the target Adjusted EBITDA is not achieved, 1/3 of the restricted stock that could vest with respect to a particular year vests if 85% of Adjusted EBITDA is achieved and 2/3 vests if 90% of Adjusted EBITDA is achieved. The numbers in the table represent the number of shares that would vest if 95% of Adjusted EBITDA were achieved during each of the 2011, 2012 and 2013 fiscal years. In addition, if Adjusted EBITDA in any particular year is lower than the performance target for that year, as set forth in the Restricted Stock Agreement, the awards which would have vested in that year may vest in part or in whole in the following year if certain Adjusted EBITDA performance criteria are exceeded in the following year. In that case, restricted stock awards would vest with respect to both the current year and the preceding year, depending upon the extent to which performance criteria for the current year were exceeded. All shares of restricted stock vest in full upon a Change of Control (as defined in the Restricted Stock Agreement), and are forfeited upon a termination of the named executive officer’s employment. Upon their retirements effective July 1, 2011 and September 1, 2011, respectively, all unvested shares of restricted stock held by Mr. Bready and Mr. Fleming as of July 1, 2011 and September 1, 2011, respectively, were forfeited.

(4)	Amounts have been determined by multiplying the maximum number of shares underlying the restricted stock award by $36, which was the fair market value of a share of Nortek common stock on December 31, 2010 as traded on the OTC:QB.

All outstanding equity awards were granted under the Nortek, Inc. 2009 Omnibus Incentive Plan, which is described in more detail in the “Incentive Plans” section below.

Option Exercises and Stock Vesting During the Year Ended December 31, 2010

	Stock Awards(1)
	Number of Shares	Value Realized on
	Acquired on Vesting	Vesting
Name	(#)	($)(2)

Richard L. Bready	79,620	$2,866,329
Almon C. Hall	10,625	$382,500
Kevin W. Donnelly	10,625	$382,500
Edward J. Cooney	10,625	$382,500
Bruce E. Fleming	1,875	$67,500

(1)	Represents the removal of the restriction on 25% of each Named Executive Officer’s restricted stock award. Because the Company achieved 111.7% of the pre-established EBITDA target of $151.72 million for 2010, 25% of each restricted stock award (the maximum which could vest in 2010) vested on March 30, 2011, the date the Company’s audited financial statements were certified.

(2)	Amounts have been determined by multiplying the maximum number of shares underlying the PRSA by $36, which was the fair market value of a share of Nortek common stock on December 31, 2010 as traded on the OTC:QB.

Pension Benefits for the Year Ended December 31, 2010

Nortek, Inc. Retirement Plan

Messrs. Bready, Hall and Donnelly participate in the Nortek, Inc. Retirement Plan (the “Nortek Retirement Plan”). Messrs. Cooney and Fleming do not participate in the Nortek Retirement Plan. The following table provides the required benefit information for Messrs. Bready, Hall and Donnelly under the Nortek Retirement Plan for the year ended December 31, 2010.

	Years of	Estimated	Payments
	Credited	Present Value of	During Last
Name	Service(1)	Accrued Benefit	Fiscal Year

Richard L. Bready(2)	21	$2,146,000	$0
Almon C. Hall	19	701,000	0
Kevin W. Donnelly	8	132,000	0

(1)	Messrs. Hall and Donnelly have been employed by Nortek for 34 and 24 years, respectively, and Mr. Bready was employed by Nortek for 36 years prior to his retirement effective July 1, 2011. As described in greater detail below, the difference between their years of credited service under the Nortek Retirement Plan and their actual years of service with Nortek is a result of the freezing of the Nortek Retirement Plan. This difference does not result in any augmentation of benefits.

(2)	Mr. Bready’s benefit reflects a payment date of January 1, 2011 (age 66 and 5 months).

Annual benefit accruals under the Nortek Retirement Plan ceased effective December 31, 1995. All plan participants, including those identified above, became 100% vested on that date. Retirement benefits were calculated using final average earnings and credited service according to the plan’s benefit formula as of the benefit freeze date.

The estimated present value of each participant’s accrued benefit was determined as of December 31, 2010 based on a discount rate of 5.25% and mortality according to the IRS 2010 Non-Annuitant Mortality Table (sex distinct). These assumptions are the same as those used for fiscal 2010 financial statement reporting purposes and represent a change from the prior year. The Nortek Retirement Plan does not offer a lump sum payment option for any of the participants identified above.

Reduced early retirement benefits are available to plan participants who have attained age 55 with at least five (5) years of vesting service. Accrued benefits are reduced by 1/180th for each of the first sixty (60) months a participant’s early retirement age precedes age 65 and by 1/360th for each additional month in excess of sixty (60) months. Each of Messrs. Bready, Hall and Donnelly is currently eligible for early retirement under the Nortek Retirement Plan.

The normal form of payment for single participants is a life annuity. The normal form of payment for married payments is an actuarially reduced 50% joint & survivor annuity. Optional forms of payment include actuarially adjusted joint & survivor benefits (50%, 66 2/3%, 75%, and 100%) and a ten-year certain and continuous annuity.

The estimated annual 50% joint & survivor annuity payable to each participant identified above at age 65 is detailed below (estimates are based on actual spouse dates of birth):

Annual Accrued Benefit
Payable at Age 65
Name	50% Joint & Survivor

Richard L. Bready(1)	$161,067
Almon C. Hall	52,163
Kevin W. Donnelly	15,574

(1)	Mr. Bready’s benefit reflects a payment date of January 1, 2011 (age 66 and 5 months).

The gross change in the present value of each participant’s estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

	Change Due to	Change Due to	Change Due to
Name	Passage of Time	Discount Rate	Mortality Table

Richard L. Bready	$(54,000)	$83,000	$4,000
Almon C. Hall	39,000	32,000	1,000
Kevin W. Donnelly	7,000	10,500	500

Nortek, Inc. Supplemental Executive Retirement Plan

We also maintain the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) in which Mr. Fleming is the sole participant. Mr. Fleming is completely vested in his SERP benefit. The following table illustrates the required benefit information for Mr. Fleming under the SERP for the year ended December 31, 2010.

	Years of	Estimated	Payments
	Credited	Present Value of	During Last
Name	Service	Accrued Benefit	Fiscal Year

Bruce E. Fleming	19.30	$858,000	$0

The SERP provides plan participants with a benefit equal to the value of an annuity with monthly payments for 180 months. The SERP benefit, before the offset described below, is equal to 1.667% of a participant’s Average Compensation for each year of service not in excess of 30. “Average Compensation” is the average of the participant’s base salary and half of the participant’s bonus during the three consecutive calendar years in which such participant’s earnings were greatest. A participant’s benefit under the plan is reduced by other employer-provided retirement benefits and social security benefits.

In general, SERP benefits are payable in a series of 180 monthly installments beginning on the later of (a) the date on which the participant attains normal retirement age under the SERP (age 65) and (b) the date on which the participant actually retires. If a participant retires before age 65, accrued benefits are reduced in accordance with the factors outlined in the plan document. Specifically, benefits are reduced by 1/180 for each of the first 60 months the benefit commencement date precedes the normal retirement date and by 1/360 for each of the next 60 months the benefit commencement date precedes the normal retirement date.

A participant who retires prior to attaining age 65 may elect to have those SERP benefits earned and vested prior to January 1, 2005 commence any time on or after age 55 (but not after his or her normal retirement date). Benefits that are earned or vested on or after January 1, 2005 must commence within 90 days of a participant’s termination of employment (in the case of a participant who is eligible for early retirement).

Since Mr. Fleming has attained age 55 he is eligible for annual early retirement benefits in the annual amount of $78,430 based on a benefit commencement date of January 1, 2011. Following his retirement effective September 1, 2011 and pursuant to the terms of his Separation Agreement, Mr. Fleming will receive SERP benefits commencing on March 2, 2012 in the annual amount of $109,439. A pension benefit reduced for disability benefits is also payable under certain circumstances. Upon a Change of Control (as defined in the SERP), a participant will become fully vested in his or her SERP benefit. In the event of a termination of employment by the Company or by a participant for certain listed reasons within the twenty-four month period following a Change of Control, a participant’s benefits will commence upon termination and will not be subject to the early commencement reductions specified in the plan.

In the event of the participant’s death prior to the full payment of the SERP benefits, the participant’s spouse will receive a monthly benefit generally equal to 50% of the amount then-payable to the participant for the balance of 180 total payments.

Non-qualified Deferred Compensation Plans

None of the named executive officers participated in a non-qualified deferred compensation plan during the 2010 fiscal year and Nortek did not maintain any non-qualified deferred compensation plans during the 2010 fiscal year.

Employment Agreements

Messrs. Hall and Donnelly and J. David Smith and James B. Hirshorn each have, and Messrs. Bready and Fleming had, employment, consulting and/or separation agreements with Nortek. The material terms of these agreements are described below.

Amended Employment Agreement of Richard L. Bready

Mr. Bready’s employment agreement, which was effective August 27, 2004, was amended effective December 17, 2009. Mr. Bready’s agreement, which had an initial term commencing on August 27, 2004 and concluding on December 31, 2009, was renewable for successive one-year terms unless the Company provided Mr. Bready with written notice of its intent not to renew the agreement at least 90 days prior to the end of the initial term or any successive term. The amended employment agreement provided that during the employment term Mr. Bready served as Chairman, President and Chief Executive Officer of the Company.

The amended employment agreement provided that the base annual salary for Mr. Bready during the employment term would be not less than $3,500,000, subject to increase at the Board of Directors’ discretion. Mr. Bready was not entitled to any cash performance bonus awards, unless the Board of Directors in its sole discretion determined otherwise. In addition, Mr. Bready was entitled to receive those benefits and participate in any employee benefit plans generally available to executive personnel. Mr. Bready also was entitled to reimbursement of certain club and association dues, two automobiles and reimbursement of associated costs and the use, or reimbursement of the cost, of private aircraft transportation for business travel and up to 50 hours per year of personal travel.

Under the amended employment agreement, if the employment of Mr. Bready was terminated for any reason other than for cause (as defined below) or if his term of employment was not renewed, the Company was obligated to provide Mr. Bready, or in the event of his death, his designated beneficiary or estate, 18 months’ salary, payable monthly. In the event his employment was terminated for any reason other than for cause or by reason of his death, for the 18-month period following his employment termination, he would have been entitled to receive continued coverage, at the Company’s expense, under the same or equivalent disability, accident and life insurance policies as those under which he was covered immediately prior to his employment termination, an executive office and accompanying secretarial services in Providence, Rhode Island and continuation of certain perquisites, including the club and association dues, car allowance payments and use of private aircraft.

Under the amended employment agreement for Mr. Bready, “cause” generally meant either (i) the willful and continued failure of Mr. Bready to perform substantially his material duties to the Company (except a failure resulting from, or contributed by, incapacity due to physical or mental illness), after a written demand for substantial performance specifically identifying the manner in which he had not so performed his duties that had been adopted by the Board of Directors at a special meeting had been delivered to Mr. Bready (with Mr. Bready having the opportunity to be heard by the Board) or (ii) the conviction of Mr. Bready of a crime involving theft, embezzlement or fraud against the Company or a civil judgment in which the Company had been awarded damages from Mr. Bready in respect of a claim of loss of funds through fraud or misappropriation by Mr. Bready.

Under the amended employment agreement, upon his termination of employment, Mr. Bready would have been prohibited from competing with the Company for one year following termination.

Under the amended employment agreement, following the termination of employment of Mr. Bready for any reason, the Company was required to provide, at no additional cost to Mr. Bready, up to $1,000,000 (not including any additional tax gross-up payment as described below) in lifetime medical coverage to Mr. Bready, his spouse and dependents. In lieu of lifetime medical coverage, Mr. Bready or his spouse could request a lump-sum payment in an amount to be established by the Board of Directors as reasonably sufficient to provide such coverage (but not in excess of $1,000,000). The Company was also required to make a “gross-up” payment to Mr. Bready to cover any and all state and federal income taxes that may have been due as a result of the provision of such lifetime medical coverage or lump-sum payment.

If it were determined that any payment or benefit provided by the Company to Mr. Bready under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the Company was required to make an additional lump-sum “gross-up” payment to Mr. Bready sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Separation Agreement of Richard L. Bready

Under Mr. Bready’s Separation Agreement, dated June 30, 2011, Mr. Bready agreed to abstain from competing with the Company for one year following his retirement, release all claims against the Company, abstain from defaming or disparaging the Company, and provide certain consulting and transition services to the Company. Mr. Bready will receive: (i) a severance payment of $5,250,000, payable over 18 months in equal installments; (ii) a lump sum payment of $1,000,000 in lieu of the lifetime health and medical coverage which would have been due under Mr. Bready’s existing employment agreement, with a tax gross-up; and (iii) approximately $750,000, payable over 18 months in equal installments in lieu of certain perquisites set forth in Mr. Bready’s employment agreement. Due to the requirements of Section 409A of the Internal Revenue Code of 1986, and pursuant to Company policy, the cash payments noted above that are due to Mr. Bready in connection with his separation from service will be delayed for a period of six months. All unvested equity awards held by Mr. Bready as of July 1, 2011 were forfeited, except that half of his stock options that would have vested later this year will be deemed vested. Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from the Retirement Date or (ii) the expiration date of the stock option.

Interim Chief Executive Officer Agreement of J. David Smith

The terms of Mr. Smith’s employment agreement, effective July 1, 2011, provide that Mr. Smith will serve as Interim Chief Executive Officer until the earliest to occur of: (i) the date on which a permanent Chief Executive Officer commences employment with the Company; (ii) the date that is six months from the Start Date as defined therein; or (iii) resignation from the position of Interim Chief Executive Officer Agreement or termination by the Company. For his services, Mr. Smith will be paid a monthly rate of $105,000 and will be eligible to earn an annual incentive bonus for 2011, based upon achievement of performance metrics and pro-rated to reflect Mr. Smith’s period of employment with the Company in 2011.

Mr. Smith will not be entitled to receive fees for attending Board and committee meetings while serving as the Interim Chief Executive Officer and his Board retainers will be appropriately pro-rated for 2011 such that he will only be paid such retainers for the portion of 2011 in which he is not serving as Interim Chief Executive Officer. Effective as of the Start Date, Mr. Smith resigned from serving as a member of the Compensation Committee of the Board.

Pursuant to the Interim CEO Agreement, Mr. Smith will be subject to restrictions on competition and solicitation during his employment with the Company and for a period of six months thereafter with respect to the solicitation restrictions. The Interim CEO Agreement also contains standard confidentiality and invention assignment covenants.

Consulting Agreement of James B. Hirshorn

The terms of Mr. Hirshorn’s Consulting Agreement, effective July 1, 2011, provide that Mr. Hirshorn will provide consulting services to the Interim Chief Executive Officer of the Company for an initial term of one year, which is terminable upon fifteen days prior notice by either the Company or Mr. Hirshorn. For his services, Mr. Hirshorn will be paid a fee of $35,000 per month, and the Company will reimburse his reasonable and necessary business expenses incurred in the course of providing the services. The Consulting Agreement contains standard confidentiality covenants. Mr. Hirshorn will remain entitled to receive fees for attending Board and committee meetings during the term of the Consulting Agreement.

Amended Employment Agreements of Almon C. Hall and Kevin W. Donnelly

The employment agreements of Messrs. Hall and Donnelly, which were effective August 27, 2004, were amended effective December 17, 2009. Each such amended employment agreement is on terms substantially similar to each other, except as otherwise noted below. Each such amended employment agreement remains effective until the termination of the executive’s employment. The amended employment agreements provide that Mr. Hall will serve as Senior Vice President and Chief Financial Officer of the Company and that Mr. Donnelly will serve as Senior Vice President, General Counsel and Secretary of the Company.

The amended employment agreement for Mr. Hall provides that his basic annual salary will be not less than $500,000. The amended employment agreement for Mr. Donnelly provides that his basic annual salary will be not less than $375,000. The amended employment agreements provide that upward adjustments to the base salaries of Messrs. Hall and Donnelly shall be approved by the Chief Executive Officer. Messrs. Hall and Donnelly are also eligible for incentive compensation in each year of the employment period as recommended by the Chief Executive Officer of the Company and approved by the compensation committee or the full Board of Directors of the Company. In addition, Messrs. Hall and Donnelly are entitled to receive those benefits, and participate in any employee benefit plans generally available to executive personnel of the Company. Messrs. Hall and Donnelly are also entitled to reimbursement of the costs associated with one country club and one automobile for personal and business use. In the event Messrs. Hall’s or Donnelly’s employment is terminated for any reason, there is a Change in Control (as defined below) or upon the third anniversary of the Reorganization (whichever is first to occur), the Company is required to make a lump-sum payment of up to $1,000,000, each, in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a “gross-up” for all applicable taxes. The payment prior to any tax gross-up will be at least $838,707 in the case of Mr. Hall and at least $863,432 in the case of Mr. Donnelly.

Under each amended employment agreement, if employment is terminated:

•	by the Company without “cause,” as defined below,

•	by the executive for “good reason,” as defined below, or

•	as a result of the executive’s death or disability (as defined in the amended employment agreement),

then the Company is obligated to provide the executive or, in the event of death, his designated beneficiary or estate, severance pay and other specified benefits and perquisites, including long-term disability insurance, for a period of two years from the date of termination.

Under each amended employment agreement, severance pay for the executive is equal to his annual salary as of the date of termination plus the highest amount of bonus, or incentive compensation, exclusive of the Nortek 1999 equity performance plan, paid or payable in cash to the executive in any one of the three calendar years immediately prior to the completion of the 2004 transaction involving Thomas H. Lee Partners, L.P. (the “THL Transaction”) or, if higher, the three calendar years immediately prior to such termination.

Under each amended employment agreement, if (i) the employment of the executive is terminated by the Company without cause, by the executive for good reason or as a result of disability, the executive will be prohibited from competing with the Company for two years from the date of termination and (ii) the employment of the executive is terminated by the Company with cause or by the executive as a result of resignation without good reason, the executive will be prohibited from competing with the Company for one year.

Under each amended employment agreement for Messrs. Hall and Donnelly, “cause” generally means a good faith determination by the Chief Executive Officer that either of the following has occurred: (i) the willful and continued failure of the relevant executive to perform (other than as a result of disability) his material duties to the Company after notice and an opportunity to cure has been provided, or (ii) the conviction of the officer of a crime involving theft, embezzlement or fraud against the Company or a civil judgment in which the Company is awarded damages from the officer in respect of a claim of loss of funds through fraud or misappropriation by the officer.

Under each amended employment agreement for Messrs. Hall and Donnelly, “Change in Control” means a “change in ownership,” a “change in the effective control” or a “change in the ownership of a substantial portion of the Company’s assets,” each as defined in regulations promulgated by the U.S. Department of the Treasury under Internal Revenue Code Section 409A.

Under each amended employment agreement for Messrs. Hall and Donnelly, “good reason” generally means a material adverse change in the executive’s terms of employment, including (i) the Company’s reduction of, or failure to pay, any base salary or incentive compensation, (ii) the Company’s failure to provide certain specified benefits under the agreement, (iii) the Company’s assignment to the executive of any duties materially inconsistent with his position, authority, duties or responsibilities, or any other action which results in a material diminution of such position, authority, duties or responsibilities, (iv) a relocation to a location outside Providence, Rhode Island, (v) a requirement to travel significantly more than the executive had previously been required or (vi) any other material breach of the employment agreement. In order to terminate employment for “good reason,” the executive must provide the Company with notice identifying the nature of the “good reason” pursuant to which he seeks to terminate employment and give the Company a reasonable opportunity to cure it (and the Company must not do so).

If it is determined that any payment or benefit provided by the Company to Mr. Hall or Donnelly under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is required to make an additional lump-sum “gross-up” payment to Mr. Hall or Donnelly (as applicable) sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Separation Agreement of Bruce E. Fleming

Under the terms the Separation Agreement dated August 23, 2011, between the Company and Mr. Fleming and in consideration for the observation by Mr. Fleming of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, and a non-disparagement covenant, Mr. Fleming: (i) received a severance payment of $500,000 on the Retirement Date and (ii) will receive continuance of coverage under the Company’s health insurance benefits for a period of 12 months after the Retirement Date.

Second Amended and Restated Change in Control Severance Benefit Plan

Nortek has a retention plan for certain of its key employees that provides that, in consideration of each covered individual agreeing not to voluntarily terminate his employment, if there is an attempted change of control of the Company, as that term is defined in the plan, and, if, within the 24 month period following the change of control, the employment of the individual is terminated by Nortek for any reason or by the individual by reason of a material adverse change in the terms of employment as provided in the plan, the individual will be entitled at the time of termination to severance pay for a period of 24 months following termination at an annual rate equal to the individual’s base annual salary at the time of termination plus the highest amount of bonus or incentive compensation paid or payable to the individual for any one of the three calendar years preceding the change of control, and to continued medical, life insurance and other benefits for the 24 month period. If payments under the plan are subject to the excise tax under Sections 4999 and 280G of the Internal Revenue Code, payments will be reduced so that no amounts are subject to excise tax. The plan is a “double trigger” plan because both (i) a change of control and (ii) an employment termination within 24 months of the change of control are required in order to receive severance under the plan. The Reorganization constituted a change of control under the plan. Thus, until December 17, 2011, the first trigger has been met. Mr. Cooney is the only named executive officer among the participants under the plan. Mr. Fleming was also a participant under the plan prior to his retirement effective September 1, 2011. Under the terms of his Separation Agreement, Mr. Fleming released the Company from all claims arising under this plan.

Potential Payments upon Termination of Employment or Change in Control

Our named executive officers are entitled to certain benefits in the event their employment is terminated with or without cause, for good reason or due to disability or death, or upon a change of control of the Company. The following table assumes that a change in control and a termination of the named executive officer’s employment occurred on December 31, 2010. The following table describes the potential payments and benefits to each of our named executive officers following a termination of employment for cause or a termination without cause, for good reason or due to disability or death, as well as upon a change of control, occurring hypothetically in each case on December 31, 2010. The fair market value of a share of our common stock on December 31, 2010 was $36 as quoted on the OTC:QB as the closing price at the end of trading. Actual amounts payable to each executive listed below upon termination of employment can only be determined definitively at the time of each executive’s actual departure and actual amounts that are payable upon a change in control can only be definitively determined at the time of such transaction (if one were to occur). In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred. For information relating to compensation earned by each of our named executive officers, see the “Summary Compensation Table” above. The named executive officers other than Mr. Cooney would also be entitled to benefits under our pension plan or SERP, as applicable, pursuant to the terms of these plans. See the section “Pension Benefits for the Year Ended December 31, 2010” above and see footnote 14 to the table below.

				Termination
				Without
				Cause,
				for Good
				Reason or
				Due to
		Termination		Disability or		Change of
Name	Benefits	for Cause		Death		Control

Richard L. Bready	Base Salary	—		$5,250,000	(1)	—
	Bonus	—		—		—
	Healthcare benefits	$1,737,619	(2)	1,737,619	(2)	—
	Insurance Benefits and Other Perquisites	—		618,261	(3)	—
	Market Value of Awards Vesting	—		—		$13,312,479	(4)
	Gross-Up	—		—		—

	Total	$1,737,619		$7,605,880	(5)	$13,312,479	(6)
Almon C. Hall	Base Salary	—		$1,000,000	(1)	—
	Bonus	—		1,450,000	(7)	—
	Healthcare benefits	$1,457,354	(8)	1,457,354	(8)	$1,457,354	(8)
	Insurance Benefits and Other Perquisites	—		5,376	(9)	—
	Market Value of Awards Vesting	—		—		$1,776,500	(4)
	Gross-Up	—		—		—

	Total	$1,457,354		$3,912,730		$3,233,854	(6)
Kevin W. Donnelly	Base Salary	—		$750,000	(1)	—
	Bonus	—		900,000	(7)	—
	Healthcare benefits	$1,500,316	(8)	1,500,316	(8)	$1,500,316	(8)
	Insurance Benefits and Other Perquisites	—		5,376	(9)	—
	Market Value of Awards Vesting	—		—		$1,776,500	(4)
	Gross-Up	—		—		—

	Total	$1,500,316		$3,155,692		$3,276,816	(6)
Edward J. Cooney	Base Salary	$600,000	(10)	$600,000	(10)	—
	Bonus	600,000	(11)	600,000	(11)	—
	Healthcare benefits	23,588	(12)	23,588	(12)	—
	Insurance Benefits and Other Perquisites	4,868	(13)	4,868	(13)	—
	Market Value of Awards Vesting	—		—		$1,776,500	(4)

	Total	$1,228,456		$1,228,456		$1,776,500
Bruce E. Fleming	Base Salary	$600,000	(10)	$600,000	(10)	—
	Bonus	550,000	(11)	550,000	(11)	—
	Healthcare benefits	23,588	(12)	23,588	(12)	—
	Insurance Benefits and Other Perquisites	4,868	(13)	4,868	(13)	—
	Market Value of Awards Vesting	—		—		$313,500	(4)
	SERP Benefit	—		201,000	(14)	—

	Total	$1,178,456		$1,379,456		$313,500

(1)	Represents the executive officer’s base salary payable over 24 months, or in the case of Mr. Bready, 18 months. Under the terms of Mr. Bready’s Separation Agreement, this amount will be paid.

(2)	Represents the annual cost of Mr. Bready’s continued medical coverage or, at Mr. Bready’s option, a lump sum cash payment of up to $1,000,000, in lieu of lifetime medical and dental coverage, along with a tax gross-up on such amount. The above amount reflects the estimated cost to the Company of a $1,000,000 payment and the tax gross-up on that payment. The actual amount payable to Mr. Bready will be the present value of the Company’s remaining obligation to provide for lifetime continued medical and dental benefits, up to $1,000,000 or the cost of such coverage up to $1,000,000. Upon his retirement effective July 1, 2011, Mr. Bready elected to receive a lump-sum payment of $1,000,000.

(3)	Represents costs of continued coverage under disability, accident and life insurance plans; cost of office space and administrative support similar to what is currently provided by the Company; personal use of an aircraft and automobiles and other specified benefits and perquisites, in each case for 18 months following termination. Mr. Bready’s estate will not be entitled to such benefits in the event of termination due to death. Under the terms of Mr. Bready’s Separation Agreement this amount was increased to $750,000.

(4)	Represents the fair market value of stock options and performance-based restricted shares that vest on a change in control, determined using a per-share price of $36, the fair market value of a share of our common stock on December 31, 2010. Upon his retirement effective July 1, 2011, Mr. Bready forfeited 222,937 unvested stock options and 238,860 unvested shares of restricted stock. Upon his retirement effective September 1, 2011, Mr. Fleming forfeited 6,000 unvested stock options and 10,625 unvested shares of restricted stock.

(5)	Because Mr. Bready’s estate is not entitled to receive certain benefits and perquisites in the event of termination due to death, the total amount of payments and benefits due to Mr. Bready’s estate in the event of termination due to death, assuming such termination occurred on December 31, 2010, is $7,022,735.

(6)	Based on the following assumptions, the payments and benefits payable to the named executive officers upon a termination of employment in connection with a change in control would not be subject to the excise tax under Sections 280G and 4999 of the Internal Revenue Code: (i) base amount calculations were based on each named executive officers’ average W-2 compensation for the period from 2005-2009, (ii) a statutory federal income tax rate of 35%, a Rhode Island income tax rate of 9.9%, and a Medicare tax rate of 1.45%, and (iii) the full value of performance-based restricted stock awards (rather than simply the value of their acceleration on a change in control) was assumed.

(7)	Represents two annual payments equal to the highest amount of bonus or incentive compensation paid to the executive officer with respect to any of the three (3) calendar years prior to the date of termination or, if higher, the three (3) calendar years prior to the THL Transaction.

(8)	Represents the greater of (a) $838,707, in the case of Mr. Hall, or $863,432, in the case of Mr. Donnelly, and (b) the present value of the Company’s remaining obligation to provide for lifetime continued medical and dental benefits up to $1,000,000, in either case along with a tax gross-up on such amount. Such amount is payable to Mr. Hall and Mr. Donnelly upon any termination of employment, however caused, or upon a change of control of the Company, whether or not the officer is terminated following such change of control. The above amount reflects the estimated cost to the Company of a $838,707 payment to Mr. Hall, a $863,432 payment to Mr. Donnelly and the tax gross-up on those payments.

(9)	Represents costs of continued coverage under disability, accident and life insurance plans, in each case for two years following termination.

(10)	Represents the executive officer’s base salary payable over 24 months under the Second Amended and Restated Change in Control Severance Benefit Plan (the “Change in Control Plan”). As noted above under “Second Amended and Restated Change in Control Severance Plan,” the Change of Control Plan is a “double trigger” plan because both (i) a change of control and (ii) an employment termination within 24 months of the change of control are required in order to receive severance under the Change of Control Plan. The Reorganization constituted a change of control under the Change of Control Plan. Thus, until December 17, 2011, the first trigger has been met. Under the terms of his Separation Agreement, Mr. Fleming released the Company from all claims arising under the Change in Control Plan.

(11)	Represents two annual incentive bonuses of $300,000 each (in the case of Mr. Cooney) or $275,000 each (in the case of Mr. Fleming) under the Change in Control Plan. Under the terms of his Separation Agreement, Mr. Fleming released the Company from all claims arising under the Change in Control Plan.

(12)	Represents payment of continued health coverage for 24 months under the Change in Control Plan. Under the terms of his Separation Agreement, Mr. Fleming released the Company from all claims arising under the Change in Control Plan.

(13)	Represents costs of continued coverage under the same disability, accident and life insurance plans for 24 months under the Change in Control Plan. Under the terms of his Separation Agreement, Mr. Fleming released the Company from all claims arising under the Change in Control Plan.

(14)	Represents the difference between the amounts payable to Mr. Fleming upon a “Qualifying Termination” (as such term is defined in the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) during the twenty-four month period following a Change of Control (as defined in the SERP) as compared to the amount payable upon an early retirement, which is the amount Mr. Fleming would receive pursuant to the SERP if his employment terminated under circumstances other than a Qualifying Termination following a Change of Control. Mr. Fleming is the sole participant in the SERP. Following his retirement effective September 1, 2011 and pursuant to the terms of his Separation Agreement, Mr. Fleming will receive SERP benefits commencing on March 2, 2012 in the annual amount of $109,439.76. See “ — Retirement Related Benefits — Supplemental Executive Retirement Plan” above for additional information regarding the SERP and Mr. Fleming’s benefits under this plan.

Incentive Plans

Nortek, Inc. 2009 Omnibus Incentive Plan

In connection with our emergence from bankruptcy, on December 17, 2009 the Board of Directors adopted the Nortek, Inc. 2009 Omnibus Incentive Plan (the “2009 Plan”). The following is a summary of the material terms of the 2009 Plan.

Eligibility.  Employees, directors and other individuals providing services to the Company (and its subsidiaries and affiliates) are eligible to receive awards under the 2009 Plan. The Compensation Committee of the Board of Directors (the “Committee”) selects from among the eligible individuals those employees, directors and service providers who will receive awards under the 2009 Plan.

Shares Available for Issuance under the Plan.  Subject to the adjustment provisions contained in the 2009 Plan, the maximum number of shares of common stock that are available for issuance under the 2009 Plan is 2,153,110 shares. The maximum number of shares under the 2009 Plan available for incentive stock option grants is 1,076,555. Subject to the adjustment provisions contained in the 2009 Plan, the maximum number of shares for which incentive stock options, non-qualified stock options and stock appreciation rights may be granted to any individual in any calendar year is 627,990 shares, the maximum number of shares with respect to any other stock-based awards that may be granted to any individual in any calendar year is 627,990 and the maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any individual in a calendar year is $5,000,000. In the event that any award expires, is forfeited or otherwise terminated without the issuance of shares of common stock, the shares subject to the award (to the extent of such cancellation or forfeiture) will again be available for awards under the 2009 Plan. Awards assumed in connection with mergers and other corporate events will not count against the number of shares available for grant under the 2009 Plan.

In connection with our emergence from bankruptcy, restricted stock and stock option awards with respect to up to 1,435,407 shares could have been granted to eligible individuals (with no more than 50% of the available shares to be granted pursuant to restricted stock awards). Of the 1,435,407 shares eligible for grant on the Effective Date of the Reorganization, 1,421,462 shares of restricted stock and options were granted on the Effective Date. Since the Effective Date through November 15, 2011, an additional 57,616 shares of restricted stock and options relating to 102,000 shares have been granted under the 2009 Plan, and 276,234 shares of restricted stock and options relating to 268,937 shares of common stock have been forfeited, following which 1,117,203 shares are still available for grant.

Administration.  The Committee (or the Board of Directors or any other committee designated by the Board of Directors) administers the 2009 Plan. The Committee has the authority to determine the individuals to whom awards will be granted under the 2009 Plan, the terms and conditions of awards and award agreements evidencing awards, and the types of awards to be granted.

Types of Awards.  Incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, other stock-based awards and performance-based compensation awards may be granted under the 2009 Plan.

Stock Options.  Both incentive stock options and non-qualified stock options may be granted under the 2009 Plan. The exercise price of a stock option granted under the 2009 Plan will not be less than 100% of the fair market value of the common stock at the time of grant, as determined by the Committee. In no event will the term of an option be greater than ten years.

Stock Appreciation Rights.  A stock appreciation right entitles the holder upon exercise to receive common stock equal in value to the excess of the fair market value of the shares of stock subject to the right over the fair market value of such shares on the date of grant.

Restricted Stock, Stock Units and Other Stock-Based Awards.  The 2009 Plan provides for awards of shares of restricted common stock, restricted stock units and other stock-based awards, including dividend equivalents and awards that are valued by reference to the fair market value of shares of Company common stock. The Committee may condition the grant of awards upon a participant’s achievement of one or more performance goals. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited to the Company unless specified conditions are met. Generally, awards of stock units are promises to deliver shares of stock in the future, subject to any conditions specified in the 2009 Plan and the award.

Adjustment.  In the event of any corporate event or transaction involving the Company or one of our affiliates, including a merger, consolidation, reorganization, recapitalization, stock split or other similar corporate event or transaction, the Committee is authorized to make equitable adjustments, including, without limitation, adjustments to the number and kind of shares of stock or other property that may be issued under the 2009 Plan or under awards granted under the 2009 Plan, the number and kind of shares or other property subject to outstanding awards, the exercise price of options and the purchase price of other awards and the annual award limits.

In the event of a change of control (as defined in the 2009 Plan), the Committee may make adjustments to the terms and conditions of outstanding awards, including any of the following, either alone or in combination:

•	the continuation or assumption of outstanding awards under the 2009 Plan by the Company (if it is the surviving company) or by the surviving company or its parent;

•	the substitution by the surviving company or its parent of awards with equivalent value to the outstanding awards;

•	the accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event;

•	upon written notice, that any outstanding awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Company, and at the end of such period, that such awards shall terminate to the extent not exercised; and

•	the cancellation of all or any portion of the outstanding awards for fair market value (as determined in the Company’s discretion).

Termination of Service.  The Committee will determine the effect of a termination of employment or service on awards granted under the 2009 Plan. Unless otherwise determined by the Committee, if a 2009 Plan participant’s service terminates prior to the end of the performance or vesting period applicable to the award or any relevant performance goals are not achieved, then the portion of the award that is not vested or earned will be forfeited.

Amendment/Termination.  Unless earlier terminated, the 2009 Plan will terminate on December 17, 2019. The Committee may amend or terminate the 2009 Plan, provided that no such action may adversely affect a participant’s right under an award without his or her consent. Amendments to the 2009 Plan will be conditioned on stockholder approval, to the extent such approval is required by law.

Federal Tax Effects.  The following discussion summarizes certain material federal income tax consequences associated with the grant and exercise of stock options under the 2009 Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the 2009 Plan, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options (ISO).  In general, an optionee realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a deduction to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

Non-qualified (Non-ISO) Options.  In general, in the case of a non-qualified option, the optionee has no taxable income at the time of grant but realizes income in connection with the exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. The Company is entitled to a corresponding deduction. Upon a subsequent sale or exchange of the shares, any gain or loss recognized in the sale or exchange is treated as a capital gain or loss (long-term or short-term depending on the applicable holding period) for which the Company is not entitled to a deduction.

In general, an ISO that is exercised more than three months after termination of employment (other than termination by reason of death) is treated as a non-qualified option. ISOs are also treated as non-qualified stock options to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

Under the so-called “golden parachute” provisions of the Code, the vesting or accelerated exercisability of awards in connection with a change in control of the Company may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, certain amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Amended Plan, may be subject to an additional 20% federal tax and may not be deductible to the Company.

Awards Granted under the Plan following the Reorganization.  On December 17, 2009, in connection with its emergence from bankruptcy, the Company granted awards relating to 1,421,462 shares of common stock to certain of its key employees, of which 710,731 were in the form of restricted stock awards, 374,034 were in the form of incentive stock options and 336,697 were in the form of non-qualified stock options. 25% of the restricted stock awards granted on that date (the “Emergence Restricted Stock Awards”) vest per year following the end of each of the Company’s 2010, 2011, 2012 and 2013 fiscal years if 95% of the Company’s Adjusted EBITDA Target is met for the year in question, with 16.67% of the total Emergence Restricted Stock Awards granted vesting in a particular year if 90% of the Company’s Adjusted EBITDA Target is met for that year and 8.33% of the total Emergence Restricted Stock Awards granted vesting if 85% of the Company’s Adjusted EBITDA Target is met for that year. In addition, if all of the restricted stock that could vest in that year does not vest, an additional portion of that restricted stock may vest if the Company’s Adjusted EBITDA Target for the following year exceeds 90% of the Company’s Adjusted EBITDA Target for that following year.

Emergence Restricted Stock Awards that do not vest in a given fiscal year (or the following year, if applicable) are forfeited. If the grantee terminates his or her employment prior to the vesting of shares of restricted stock, those shares are forfeited. In the event of a Change of Control (as defined in the 2009 Plan), Emergence Restricted Stock Awards that have not previously been forfeited will vest immediately.

Incentive stock options and non-qualified stock options granted on December 17, 2009 (“Emergence Options”) vest in equal installments on each of the first five anniversaries of their grant date. Unvested Emergence Options are forfeited upon the termination of the grantee’s employment with the Company and its affiliates, and Emergence Options that have not vested prior to a Change of Control fully vest upon a Change of Control.

On July 1, 2011, the Board of Directors, based on the recommendation of the Compensation Committee, granted awards aggregating 35,000 shares of restricted stock under the 2009 Plan to certain of its key employees. One-third of the shares granted vests on each July 1 of 2012, 2013 and 2014. Unvested shares of restricted stock are automatically forfeited upon termination of the respective employee’s employment. These shares of restricted stock do not cumulate dividends or have voting rights until vested.

On August 8, 2011, the Board of Directors, based on the recommendation of the Compensation Committee, granted awards aggregating 15,616 shares of restricted stock under the 2009 Plan to the Company’s directors. One-third of the shares granted vests on each August 8 of 2012, 2013 and 2014. Unvested shares of restricted stock are forfeited upon the termination of the grantee’s directorship with the Company and its affiliates. These shares of restricted stock do not cumulate dividends or have voting rights until vested.

Since the Effective Date through November 15, 2011, an additional 57,616 shares of restricted stock and options relating to 102,000 shares have been granted under the 2009 Plan, and 276,234 shares of restricted stock and options relating to 268,937 shares of common stock have been forfeited.

2011 Short-Term Cash Incentive Plan

On October 21, 2011, the Board of Directors, based upon the recommendation of the Compensation Committee, approved the Company’s 2011 Short-Term Cash Incentive Plan for Nortek Executives (the “2011 Plan”). The Board of Directors has selected Messrs. Hall, Cooney, and Donnelly as participants in the 2011 plan. The target bonus amount under the 2011 Plan for each of Messrs. Hall, Cooney and Donnelly is 75% of his respective base salary. The actual amount of an executive’s bonus will be determined based on the achievement of Company and individual performance goals. 70% of the bonus will be based on the Company’s achievement of the Adjusted EBITDA targets established by the Board of Directors. The Compensation Committee has established individual performance goals for each Plan participant, and 30% of the bonus will be based on the executive’s achievement of his personal goals. No bonus will be paid under the 2011 Plan if Adjusted EBITDA for fiscal 2011 is below a certain minimum amount established by the Board of Directors.

Director Compensation

For their services as directors during 2010, Nortek’s directors who were not officers, employees or consultants of Nortek or its subsidiaries received directors’ fees from Nortek.

Under our prior director compensation policy, which became effective in April 2010, our non-employee directors are compensated as follows:

•	annual retainer fee of $50,000, payable quarterly in advance;

•	additional annual retainer fee of $10,000 for the chair of the Audit Committee and an annual retainer fee of $5,000 for the other members of the Audit Committee;

•	fee for board meetings of $1,500 per meeting; and

•	fee for committee meetings of $1,500 per meeting, if they are held on a day when there is not a board meeting.

Under our current director compensation policy, which became effective in August 2011, our non-employee directors are compensated as follows:

•	annual retainer fee of $50,000, payable quarterly in advance;

•	additional annual retainer fee of $15,000 for the chair of the Audit Committee and an additional annual retainer fee of $2,500 for the other members of the Audit Committee;

•	additional annual retainer fee of $12,500 for the chair of the Compensation Committee and an additional annual retainer fee of $2,500 for the other members of the Compensation Committee;

•	additional annual retainer fee of $7,500 for the chair of the Nominating and Corporate Governance Committee;

•	fee for board meetings of $1,500 per meeting;

•	fee for committee meetings of $1,500 per meeting, if they are held on a day when there is not a board meeting; and

•	additional annual retainer fee of $20,000 for the Lead Director, which is retroactive to October 18, 2010.

Each annual retainer fee is payable in advance in four equal quarterly installments on the first day of each quarter, provided that the amount of such payment will be prorated for any portion of the quarter that the director was not serving on our board. Each non-employee director is also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee on which he or she serves.

The following table provides a summary of compensation paid for the year ended December 31, 2010 to Nortek’s Board of Directors. The table shows amounts earned by such persons for services rendered to Nortek in all capacities in which they served:

					Change in
					Pension
				Non-	Value and
				Equity	Nonqualified
	Fees Earned			Incentive	Deferred
	or Paid in	Stock	Option	Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation
Name	($)	($)	($)(4)(5)	($)	($)	($)(6)	Total ($)

Jeffrey C. Bloomberg	$83,500	—	$44,400	—	—	$318	$128,218
Joseph M. Cianciolo	88,500	—	44,400	—	—	588	133,488
John T. Coleman(1)	44,000	—	210,400	—	—	203	254,603
James B. Hirshorn	76,500	—	44,400	—	—	—	120,900
Thomas A. Keenan	83,500	—	44,400	—	—	528	128,428
Daniel C. Lukas(1)	41,500	—	210,400	—	—	—	251,900
Bennett Rosenthal	72,000	—	44,400	—	—	—	116,400
Jeffrey B. Schwartz(2)	30,500	—	—	—	—	—	30,500
J. David Smith(1)(3)	70,500	—	44,400	—	—	4,360	119,260

(1)	Mr. Smith became a director on February 18, 2010. Messrs. Coleman and Lukas became directors on July 1, 2010.

(2)	Mr. Schwartz was a director until June 30, 2010.

(3)	Pursuant to the Interim Chief Executive Officer Agreement effective July 1, 2011, Mr. Smith will remain a director of the Company, but during the period he is employed by the Company as Interim Chief Executive Officer, he (i) will not receive the prorated amount of the Company’s annual directors’ retainer which accrues and (ii) will not receive any fees for attending any Board of Directors meetings.

(4)	For 2010, this amount represents the dollar amount of the aggregate grant date fair value of the stock options granted during fiscal year 2010 determined in accordance with ASC 718 and based on a grant date fair value of a stock option equal to $4.44 for the options granted on April 8, 2010, and $21.04 for the options granted on August 12, 2010. For additional information, including information regarding the assumptions used for these calculations, see Note 2, “Reorganization Under Chapter 11”, and Note 9, “Share-Based Compensation”, to the consolidated financial statements, included elsewhere herein.

(5)	Messrs. Bloomberg, Cianciolo, Coleman, Hirshorn, Keenan, Lukas, Rosenthal and Smith each had 10,000 option awards outstanding at the end of fiscal year 2010.

(6)	Represents the reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee on which he or she serves.

On April 8, 2010, pursuant to the 2009 Plan, our Board of Directors issued options to purchase 10,000 shares of common stock to each of Messrs. Bloomberg, Cianciolo, Hirshorn, Keenan, Rosenthal, Schwartz and Smith at an exercise price of $17.50 per share, which was the exercise price agreed upon by the Chief Executive Officer of the Company and the ad hoc committee in connection with the Reorganization. Such exercise price was approved by the Board of Directors and exceeded the fair market value of a share of common stock on the date of grant, calculated pursuant to ASC 718. On August 12, 2010, pursuant to the 2009 Plan, our Board of Directors issued options to purchase 10,000 shares of common stock to each of Messrs. Coleman and Lukas at an exercise price of $41.00 per share, which was determined to be the fair market value of our common stock on that date based on the closing price on that date on the OTC:QB. These stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. Unvested stock options are forfeited upon the termination of the grantee’s directorship with the Company and its affiliates, and stock options that have not vested prior to a Change of Control (as defined in the 2009 Plan) fully vest upon a Change of Control. Each of the options to purchase 10,000 shares of common stock granted to Mr. Schwartz were forfeited upon his resignation as a director of the Company on June 30, 2010.

On August 8, 2011, the Board of Directors granted awards of 1,952 shares of restricted stock to each director under the 2009 Plan. One-third of each director’s award vests on each August 8 of 2012, 2013 and 2014. Unvested shares of restricted stock are forfeited upon the termination of the grantee’s directorship with the Company and its affiliates, and shares of restricted stock that have not vested prior to a Change of Control (as defined in the 2009 Plan) fully vest upon a Change of Control. These shares of restricted stock have voting rights; any dividends are paid upon vesting.

The stock options and restricted shares granted to each of Messrs. Rosenthal and Lukas are held for the benefit of Ares Management LLC and certain funds managed by or affiliated with Ares Management LLC (collectively, the “Ares Entities”). Pursuant to policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds and held, respectively, such stock options and restricted shares as nominee for the sole benefit of the Ares Entities and has assigned all economic, pecuniary and voting rights in respect of such stock options and restricted shares to the Ares Entities. Each of Messrs. Rosenthal and Lukas expressly disclaims beneficial ownership of such stock options and restricted shares.

Compensation Committee Interlocks and Insider Participation

During the 2010 fiscal year, there were no compensation committee interlocks between the Company and any other entity involving the Company’s or such entity’s executive officers or board members.

Risk Assessment of Compensation Policies and Practices

In March 2011, the Board of Directors, with direction from the Company’s outside legal counsel, reviewed the Company’s compensation policies and practices for all employees, including executive officers, and determined that the Company’s compensation policies and practices do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table includes information, as of November 15, 2011, about the beneficial ownership of Nortek’s common stock for:

•	each stockholder known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of the officers included in our Summary Compensation Table; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 15,077,873 outstanding shares of Nortek common stock, which includes all shares of unrestricted common stock, and shares of restricted common stock awarded under Nortek’s 2009 Omnibus Incentive Plan as to which the grantee has voting but not dispositive power. Shares of Nortek common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of November 15, 2011 are deemed to be outstanding and to be beneficially owned by the entity or person holding such options or warrants for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Amount and Nature of	Percentage
Name and Address of Beneficial Owner	Beneficial Ownership	of Class

Holders of more than 5% of our voting securities:
Funds affiliated with Ares Management LLC(1)	5,291,257	35.09%
Funds managed by subsidiaries of FMR LLC(2)	2,402,660	15.88
Funds affiliated with Gates Capital Management, Inc.(3)	1,830,704	12.06
Capital Research and Management Company(4)	832,632	5.52
Directors and Named Executive Officers:
Richard L. Bready(5)	197,772	1.30
Jeffrey C. Bloomberg(6)	2,500	*
Joseph M. Cianciolo(7)	2,028	*
John T. Coleman(8)	2,000	*
James B. Hirshorn(8)	2,000	*
Thomas A. Keenan(8)	2,000	*
Daniel C. Lukas(8)(9)	2,000	*
Bennett Rosenthal(8)(9)	2,000	*
J. David Smith(10)	4,000	*
Almon C. Hall(11)	49,404	*
Kevin W. Donnelly(12)	52,561	*
Edward J. Cooney(13)	51,811	*
Bruce E. Fleming(14)	1,500	*

All Directors and Named Executive Officers(15) (13 persons)	371,576	2.44%

*	Less than one percent

(1)	Consists of (a) 2,492,305 shares of common stock held by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”) and (b) 2,798,952 shares of common stock held by Ares Corporate Opportunities Fund III,

L.P. (“ACOF III”). Does not include the shares identified in footnote (10) to this table held by Messrs. Lukas and Rosenthal as nominees for the benefit of the Ares Entities (as defined below). The general partner of ACOF II is ACOF Management II, L.P. (“ACOF Management II”) and the general partner of ACOF Management II is ACOF Operating Manager II, L.P. (“ACOF Operating Manager II”). The manager of ACOF II is ACOF Operating Manager II. The general partner ACOF III is ACOF Management III, L.P. (“ACOF Management III”) and the general partner of ACOF Management III is ACOF Operating Manager III, LLC. (“ACOF Operating Manager III”). The manager of ACOF III is ACOF Operating Manager III. ACOF Operating Manager II and ACOF Operating Manager III are each indirectly controlled by Ares Management LLC (“AM LLC”), which, in turn, is indirectly controlled by Ares Partners Management Company LLC (“APMC” and, together with ACOF II, ACOF III, ACOF Management II, ACOF Management III, ACOF Operating Manager II, ACOF Operating Manager III and AM LLC, the “Ares Entities”). APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee, the Ares Entities (other than ACOF II and ACOF III with respect to the securities held directly by such fund) and the officers, partners, members and managers of the Ares Entities expressly disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(2)	Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 may be deemed to be the beneficial owner of 2,284,188 shares of the Common Stock of Nortek, Inc. (the “Company) and 51,225 shares of Common Stock issuable upon the exercise of warrants, as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (each, the “Fund”). Edward C. Johnson 3d and FMR LLC, through their control of Fidelity, and the Fund each has sole power to dispose of the securities owned by the Fund.

Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund’s Boards of Trustees.

Pyramis Global Advisors, LLC, 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,491 shares of the outstanding Common Stock of the Company and 138 shares of Common Stock issuable upon the exercise of warrants, as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

Pyramis Global Advisors Trust Company, 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 62,081 shares of the outstanding Common Stock of the Company and 1,537 shares of Common Stock issuable upon the exercise of warrants, as a result of its serving as investment manager of institutional accounts owning such shares.

(3)	Consists of 1,734,564 shares of common stock and 96,140 shares of common stock issuable upon the exercise of warrants, in each case held by funds and persons affiliated with Gates Capital Management, Inc (“Gates Capital”). The address of Gates Capital is 1177 Avenue of the Americas, 32nd Floor, New York, NY 10036.

(4)	Consists of 793,646, 18,686, 16,450 and 3,850 shares of common stock beneficially held by American High-Income Trust; The Income Fund of America; American Funds Insurance Series, Asset Allocation Fund; and American Funds Insurance Series, High-Income Bond Fund, respectively. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research and Management Company, which serves as the investment advisor for each such fund, may be deemed to be the beneficial owner of all of the shares held by the funds. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The address of Capital Research and Management Company is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(5)	Consists of (a) 85,846 shares of common stock, (b) 16,382 shares of common stock issuable upon exercise of warrants and (c) 95,544 shares of common stock issuable upon exercise of stock options.

(6)	Consists of (a) 500 shares of common stock and (b) 2,000 shares of common stock issuable upon the exercise of stock options.

(7)	Consists of (a) 28 shares of common stock and (b) 2,000 shares of common stock issuable upon the exercise of stock options.

(8)	Consists of 2,000 shares of common stock issuable upon the exercise of stock options.

(9)	Does not include the securities held by ACOF II and ACOF III. As disclosed in footnote (1) above, Messrs. Lukas and Rosenthal are associated with Ares. Messrs. Lukas and Rosenthal each expressly disclaims beneficial ownership of the securities held by ACOF II and ACOF III.

(10)	Consists of (a) 2,000 shares of common stock and (b) 2,000 shares of common stock issuable upon the exercise of stock options.

(11)	Consists of (a) 8,695 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants (c) 8,500 shares of common stock issuable upon exercise of stock options and (d) 31,875 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Hall has voting but not dispositive power.

(12)	Consists of (a) 9,066 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants, (c) 11,286 shares of common stock issuable upon exercise of stock options and (d) 31,875 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Donnelly has voting but not dispositive power.

(13)	Consists of (a) 8,316 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants, (c) 11,286 shares of common stock issuable upon exercise of stock options and (d) 31,875 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Cooney has voting but not dispositive power.

(14)	Consists of 1,500 shares of common stock.

(15)	Consists of an aggregate of (a) 115,951 shares of common stock, (b) 17,384 shares of common stock issuable upon exercise of warrants, (c) 142,616 shares of common stock issuable upon the exercise of stock options and (d) 95,625 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan held by executive officers, as to which each executive officer has voting but not dispositive power.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Parties

Except with respect to those agreements described in “Executive Compensation — Employment Agreements,” included elsewhere herein, there were no Related Person Transactions during fiscal year 2010, and there have been no Related Person Transactions to date in fiscal year 2011.

Policies and Procedures for Review of Related-Person Transactions

Our Board of Directors has adopted written policies and procedures for the review, approval or ratification of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family or household members) or any firm, corporation or other entity in which any of the foregoing persons has a position or relationship (or, together with his or her immediate family members, a 10% or greater beneficial ownership interest) (each, a “Related Person”) has a direct or indirect material interest.

If a Related Person proposes to enter into such a transaction, arrangement or relationship (a “Related Person Transaction”), the Related Person must report the proposed transaction to our General Counsel. If the General Counsel determines that the proposed transaction is a Related Person Transaction, it shall be submitted to our Audit Committee for consideration. No member of the Audit Committee may participate in any review of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The policy also permits the chair of the Audit Committee to review and, if deemed appropriate, approve proposed Related Person Transactions that arise between Audit Committee meetings.

In the event we become aware of a Related Person Transaction that has not been previously approved or previously ratified under this policy, such ongoing or pending transactions will be submitted to the Audit Committee or the chair of the Audit Committee promptly. Based on the conclusions reached, the Audit Committee or the chair will evaluate all options, including ratification, amendment or termination. If the transaction is completed, the Audit Committee or the chair will determine if rescission of the transaction and/or any disciplinary action is appropriate, and will ask the General Counsel to evaluate our controls and procedures to determine the reason the transaction was not submitted for prior approval.

A Related Person Transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the Related Person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

•	the benefits to the Company;

•	the impact on a director’s independence in the event the Related Person is a director, an immediate family

•	member of a director or an entity in which a director has a position or relationship;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties or to employees generally.

The Audit Committee may approve or ratify a Related Person Transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Audit Committee may impose any conditions on the Related Person Transaction that it deems appropriate.

Director Independence

Nortek’s board of directors has determined that all but Messrs. Hirshorn and Smith are considered “independent” directors within the meaning of the rules of the NASDAQ for listed companies. With regard to the audit committee, the board of directors has determined that the four members of the audit committee of the Company are independent within the meaning of Rule 10A-3 of the Exchange Act.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Asset-Based Revolving Credit Facility

We summarize below the principal terms of the agreements that govern our senior secured asset-based revolving credit facility. This summary is not a complete description of all the terms of such agreements.

General

On December 17, 2010, the Company entered into an amended and restated $300.0 million senior secured asset-based revolving credit facility (the “ABL Facility”). The ABL Facility consists of a $280.0 million U.S. facility and a $20.0 million Canadian facility. As of December 16, 2011, we had approximately $52.0 million in outstanding borrowings and approximately $14.7 million in outstanding letters of credit under our ABL Facility. Based on the borrowing base calculations as of December 9, 2011, at December 16, 2011 the Company had excess availability of approximately $189.0 million under the ABL Facility and approximately $150.6 million of excess availability before triggering the cash deposit requirements as discussed further below, see “— Mandatory Repayments”.

Availability under the ABL Facility is limited to the lesser of $300.0 million and a borrowing base equal to the sum (subject to certain reserves and other adjustments) of:

•	85% of the net amount of eligible accounts receivable;

•	85% of the net orderly liquidation value of eligible inventory; and

•	up to $25.0 million of available cash subject to certain limitations as specified in the ABL Facility.

The borrowing base is calculated separately for the U.S. and Canadian subfacilities, so each of the U.S. and Canadian subfacilities must be supported by borrowing base assets of its respective borrowers and subsidiary guarantors. The ABL Facility provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to the Company and its subsidiaries and may require the Company to repay certain amounts outstanding under the ABL Facility.

Our ABL Facility includes borrowing capacity available for letters of credit, with a $60.0 million sublimit for U.S. standby letters of credit and a $5.0 million sublimit for Canadian standby letters of credit. There is also a sublimit for borrowings on same-day notice, referred to as swingline loans, with a $20.0 million sublimit for U.S. swingline loans and a $3.0 million sublimit to Canadian swingline loans.

The ABL Facility provides us with the right at any time to request up to $100.0 million of additional commitments under this facility. The existing lenders under the ABL Facility will not be under any obligation to provide such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments, the facility size could increase to up to $400.0 million (but additional commitments under the Canadian subfacility could never exceed $20.0 million), but our ability to borrow under the ABL Facility would still be limited by the amount of the borrowing base.

Additional borrowings under the ABL Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest rate and fees

The interest rates applicable to loans under the ABL Facility are, at the Company’s option, equal to either (1) the LIBOR rate for a 30, 60, 90 or 180 day interest period (or any other period that is 365 days or less, if available), plus an applicable margin percentage ranging from 2.25% per annum to 2.75% per annum, depending on the Company’s Average Excess Availability (as defined in the ABL Facility), (2) for Canadian borrowings, the annual average rate identified on the CDOR Page plus 0.05%, plus an applicable margin ranging from 2.25% per annum to 2.75% per annum, or (3) an alternate base rate equal to, for Canadian Borrowings, the Canadian Base Rate or the Canadian Prime Rate, and for U.S. Borrowings the greater of

(i) the prime rate, (ii) the Federal Funds rate plus 0.50% or, (iii) 1.00% plus the LIBOR rate for a 30 day interest period as determined on such day, plus an applicable margin percentage ranging from 1.25% to 1.75%, which is determined based upon the average excess borrowing availability for the previous fiscal quarter. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly for base rate loans and no less than monthly for LIBOR loans in excess of 90 days. At December 16, 2011, the weighted average interest rate on the ABL Facility was approximately 2.8%.

Mandatory repayments

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under our ABL Facility (or under either the U.S. or Canadian facility) exceeds the lesser of (i) the commitment amount of such facility and (ii) the borrowing base of such facility, we will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount of such facility. In addition, the Company will be required to deposit cash from its material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million and 15% of the borrowing base or (ii) an event of default has occurred and is continuing. A breach of this covenant could result in a default under the ABL Facility. Based on the borrowing base calculations as of December 9, 2011, at December 16, 2011 the Company had approximately $150.6 million of excess availability before triggering the cash deposit requirements as discussed above. Additionally, the credit agreement governing our ABL Facility requires us to prepay outstanding loans with 100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions.

Voluntary repayment

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and final maturity

There is no scheduled amortization under our ABL Facility. All outstanding loans under the facility are due and payable in full upon termination of the ABL Facility on December 17, 2015.

Guarantees and security

All obligations under our ABL Facility are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned domestic subsidiaries (and the Canadian subfacility is guaranteed or borrowed by substantially all our Canadian wholly-owned subsidiaries) and in any event by all subsidiaries that guarantee the notes. All obligations under our ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

•	a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing; and

•	a second-priority security interest in, and mortgages on, substantially all of our material owned real property and equipment and all assets that will secure the Term Loan Facility on a first-priority basis.

The obligations of our Canadian subsidiaries that are borrowers of the Canadian facility under the ABL Facility are secured by a first-priority security interest in personal property consisting of accounts receivable and inventory of certain Canadian subsidiaries.

Restrictive covenants and other matters

Under the ABL Facility, if (i) excess availability falls below the greater of $30 million and 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, the Company will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. In addition, the credit agreement for the ABL Facility contains certain negative covenants that will, subject to significant exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale leaseback transactions;

•	make investments and loans;

•	pay dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and asset sales;

•	prepay, redeem or purchase certain indebtedness including the notes;

•	amend or otherwise alter terms of certain indebtedness, including the notes, and certain material agreements;

•	enter into agreements limiting subsidiary distributions;

•	engage in certain transactions with affiliates; and

•	alter the business that we conduct.

Our ABL Facility contains certain customary representations and warranties, affirmative financial and operating covenants and events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our ABL Facility to be in full force and effect, and change of control. If such an event of default occurs, the lenders under our ABL Facility would be entitled to take various actions, including the acceleration of amounts due under our ABL Facility and all actions permitted to be taken by a secured creditor.

10% Notes Due 2018

On November 23, 2010, the Company issued approximately $250 million in aggregate principal amount of 10% Notes due December 1, 2018. The 10% Notes are guaranteed on a senior unsecured basis by substantially all of the Company’s domestic subsidiaries.

Interest on the 10% Notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011, until maturity. Interest on the 10% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The 10% Notes contain an optional redemption provision whereby, at any time and from time to time prior to December 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 10% Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 110.0% of the aggregate principal amount of the 10% Notes, plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 10% Notes remains outstanding after the redemption. On or after December 1, 2014 the 10% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after December 1, 2014 at 105.0%, declining to 102.5% on December 1, 2015 and further declining to 100.0% on December 1, 2016.

In addition, at any time and from time to time prior to December 1, 2014, the Company may redeem all or any portion of the 10% Notes outstanding at a redemption price equal to 100% of the aggregate principal amount of the 10% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus a “make whole premium.”

The indenture governing the 10% Notes contains certain negative covenants that restrict, among other things, the payment of cash dividends and prepayments of subordinated debt, the incurrence of additional indebtedness, the granting of liens, the making of certain investments, mergers, consolidations and sales of assets (all as defined in the indenture, notes and other agreements). The 10% Notes require us to offer to repurchase such notes at 101% of the principal amount thereof upon certain change of control events.

On October 21, 2011, the Company notified the Trustee for the 10% Notes of the existence of a default, as defined in the related indenture, resulting from the Company’s failure to timely provide a current report on Form 8-K including certain financial statements required by Item 9.01 of Form 8-K related to the Company’s acquisition of Ergotron. The Company has subsequently filed an amendment to the Form 8-K relating to the Ergotron acquisition, which includes such financial statements, on November 10, 2011. Accordingly, there was no Event of Default, as defined in the indenture, and the Company is in compliance with the terms, covenants and conditions set forth in the indenture relating to the 10% Notes.

Outstanding 8.5% Senior Notes due 2021

On April 26, 2011, the Company issued approximately $500 million in aggregate principal amount of 8.5% Senior Notes due 2021. The 8.5% Notes are unconditionally guaranteed on a senior unsecured basis by substantially all the Company’s domestic subsidiaries.

Interest on the 8.5% Notes accrues at the rate of 8.5% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2011, until maturity. Interest on the 8.5% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

At any time prior to April 15, 2014, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes with the net cash proceeds from certain equity offerings (as defined) at a redemption price of 108.5% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 8.5% Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings (as defined). On or after April 15, 2016, the 8.5% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after April 15, 2016 at 104.25%, declining to 102.125% on April 15, 2017, declining to 101.063% on April 15, 2018 and further declining to 100.0% on April 15, 2019.

In addition, at any time and from time to time prior to April 15, 2016, the Company may redeem all or any portion of the 8.5% Notes outstanding at a redemption price equal to 100% of the aggregate principal amount of the 8.5% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus a “Make Whole Amount.”

The indenture governing the 8.5% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements). The 8.5% Notes require us to offer to repurchase such notes at 101% of the principal amount thereof upon certain change of control events.

Senior Secured Term Loan Credit Facility

Overview

On April 26, 2011, we entered into a credit agreement and related security and other agreements for a $350.0 million senior secured term loan facility with certain lenders, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the other agents party thereto (the “Term Loan Facility”).

The Term Loan Facility provides that, we may request additional tranches of term loans in an aggregate amount not to exceed $200.0 million. Availability of such additional tranches of term loans is subject to the absence of any default, a pro forma secured leverage ratio test, and among other things, the receipt of commitments by existing or additional financial institutions.

Interest rate and fees

The Term Loan Facility bears interest, at the Company’s option, at a rate per annum equal to either (1) base rate (as defined in our new Term Loan Facility) or (2) LIBOR (as defined in our new Term Loan Facility), in each case plus an applicable margin. The initial borrowings under the Term Loan Facility were at 5.25% and at December 16, 2011, the weighted average interest rate on the Term Loan Facility remained at approximately 5.25%.

Mandatory repayments

The credit agreement governing the Company’s Term Loan Facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (subject to reduction to 25% and 0% based upon the Company’s secured leverage ratio) of the Company’s annual excess cash flow, commencing with the fiscal year ended December 31, 2012;

•	100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds of any issuance of debt, other than debt permitted under the Term Loan Facility.

Voluntary repayment

Certain voluntary prepayments on or prior to the first anniversary of the closing of the Term Loan Facility are subject to a call premium of 1%. Otherwise, the Company may voluntarily repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and final maturity

We are required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the term loans, with the balance due on the sixth anniversary of the closing date.

Guarantees and security

All obligations under our Term Loan Facility are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned domestic restricted subsidiaries of Nortek and in any event by all subsidiaries that guarantee the notes. All obligations under our Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

•	a second-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing; and

•	a first-priority security interest in, and mortgages on, substantially all of our material owned real property and equipment.

Restrictive covenants and other matters

The credit agreement that governs the Term Loan Facility contains certain negative covenants that, subject to significant exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens;

•	make investments and loans;

•	pay dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and asset sales;

•	repay, redeem or purchase certain indebtedness including the notes;

•	amend or otherwise alter terms of certain indebtedness, including the notes, and certain material agreements;

•	enter into agreements limiting subsidiary distributions;

•	engage in certain transactions with affiliates; and

•	alter the business that we conduct.

Our Term Loan Facility contains certain customary representations and warranties, affirmative financial and operating covenants and events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our Term Loan Facility to be in full force and effect, and change of control. If such an event of default occurs, the lenders under our Term Loan Facility will be entitled to take various actions, including the acceleration of amounts due under our Term Loan Facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF EXCHANGE NOTES

The Issuer issued $500 million in aggregate principal amount of 8.5% Senior Notes Due 2021 (the “outstanding notes”) under an Indenture (the “Indenture”), dated as of April 26, 2011 among itself, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The outstanding notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. In this section, we refer to the exchange notes together with the outstanding notes as the “Notes.” The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it and not this description, defines your rights as holders of the Notes. You may request a copy of the Indenture by following the procedures outlined under the caption “Where You Can Find More Information.”

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” Certain terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “issuer” refers only to Nortek, Inc.

Exchange Notes versus Outstanding Notes

The terms of the exchange notes are substantially identical to the outstanding notes except that the exchange notes will be registered under the Securities Act and will be free of any covenants regarding exchange registration rights.

Brief Description of the Notes and the Note Guarantees

The Notes:

•	are senior unsecured obligations of the issuer;

•	are pari passu in right of payment with any existing and future senior Indebtedness of the issuer;

•	are effectively subordinated to any Secured Indebtedness of the issuer (including Indebtedness under the ABL Facility and the Term Loan Facility) to the extent of the value of the assets securing such Indebtedness;

•	are structurally subordinated to all liabilities (including Indebtedness and trade payables) of any non-Guarantor Subsidiaries; and

•	will be guaranteed on a senior unsecured basis by the Guarantors.

The Note Guarantees:

The Notes will be guaranteed by all of the current and certain future Domestic Subsidiaries of the issuer, other than a Receivables Subsidiary or any Immaterial Subsidiary. See “— Additional Note Guarantees.” None of the issuer’s Subsidiaries organized outside of the United States will guarantee the Notes.

Each Note Guarantee:

•	will be a senior unsecured obligation of the Guarantor;

•	will be pari passu in right of payment with any existing and future senior Indebtedness of the Guarantor;

•	will be effectively subordinated to all Secured Indebtedness of such Guarantor to the extent of the value of the assets securing such Indebtedness, including such Guarantor’s guarantee of the ABL Facility and the Term Loan Facility; and

•	will be structurally subordinated to any Indebtedness or Obligations of any of such Guarantor’s non-Guarantor Subsidiaries.

As of the date of the Indenture, all of the issuer’s subsidiaries will be “Restricted Subsidiaries”. However, none of the issuer’s Foreign Restricted Subsidiaries will guarantee the Notes. See “Risk Factors — Risks Related to Our Indebtedness and Certain Other Obligations — Claims of holders of the notes will be structurally subordinated to claims of creditors of certain of our subsidiaries that will not guarantee the notes.” In addition, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” the issuer will be permitted to designate certain of its subsidiaries as “Unrestricted Subsidiaries”. The issuer’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The issuer’s Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Indenture provides for the issuance by the issuer of Notes initially in an aggregate principal amount of $500.0 million. The issuer may issue additional notes (the “Additional Notes”) from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, but the Notes and Additional Notes may not be treated as fungible for U.S. federal income tax purposes. The issuer will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on April 15, 2021.

Interest on the Notes will accrue at the rate of 8.50% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing October 15, 2011. The issuer will make each interest payment to the Holders of record on the immediately preceding April 1 and October 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. The issuer may change the Paying Agent or Registrar without prior notice to the Holders, and the issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The issuer is not required to transfer or exchange any Note selected for redemption.

Also, the issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Ranking

The Notes will be unsecured senior Indebtedness of the issuer, will rank equally in right of payment to all existing and future senior Indebtedness of the issuer (including Indebtedness under the ABL Facility, the Term Loan Facility and the 2018 Notes) and will rank senior in right of payment with all existing and future Subordinated Indebtedness of the issuer. The Notes also will be effectively subordinated to any Secured Indebtedness (including Indebtedness under the ABL Facility and the Term Loan Facility) of the issuer and the Guarantors to the extent of the value of the assets securing such Indebtedness.

The Guarantees will be unsecured senior Indebtedness of the applicable Guarantor, will rank equally in right of payment to all existing and future senior Indebtedness of such Guarantor (including its guarantee of Indebtedness under the ABL Facility and the Term Loan Facility) and will rank senior in right of payment with all existing and future Subordinated Indebtedness of such Guarantor. The Guarantees also will be effectively subordinated to any Secured Indebtedness of the applicable Guarantor (including its guarantee of Indebtedness under the ABL Facility and the Term Loan Facility) to the extent of the value of the assets securing such Secured Indebtedness.

As of October 1, 2011, the issuer and its Subsidiaries had $689.9 million aggregate principal amount of senior Indebtedness (excluding the Notes and the Note Guarantees) outstanding, net of discounts, (excluding unused commitments).

A significant portion of the operations of the issuer are conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor, claims of creditors on such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the issuer, including the Holders of the Notes. The Notes, therefore, will be effectively subordinated to holders of Indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the issuer that are not Guarantors. Although the Indenture limits the incurrence of Indebtedness by and the issuance of Disqualified Stock and preferred stock of certain of the issuer’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

Although the Indenture contains limitations on the amount of additional Indebtedness that the issuer and its Restricted Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial. See “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “— Certain Covenants — Liens.”

Note Guarantees

The Guarantors will jointly and severally guarantee on a senior unsecured basis the issuer’s obligations under the Indenture and the Notes. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to Our Indebtedness and Certain Other Obligations — Because each guarantor’s liability under its guarantees may be reduced to zero, voided or released under certain circumstances, you may not receive any payments from some or all of the guarantors” and “Risk Factors — Risks Related to Our Indebtedness and Certain Other Obligations — Under certain circumstances a court could cancel the exchange notes or the related guarantees under fraudulent conveyance laws.”

The Indenture provides that a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the issuer or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is a corporation, partnership or limited liability company, organized or existing under (i) the laws of the United States, any state thereof or the District of Columbia or (ii) the laws of the same jurisdiction as that Guarantor and, in each case, assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition complies with the “Asset Sale” provisions of the Indenture, including the application of the Net Proceeds therefrom.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the issuer or a Restricted Subsidiary of the issuer, if the sale or other disposition of all or substantially all of the assets of that Guarantor complies with the “Asset Sale” provisions of the Indenture, including the application of the Net Proceeds therefrom; provided, however, that such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the ABL Facility, the Term Loan Facility, the 2018 Notes and any other Indebtedness of the issuer or any Restricted Subsidiary of the issuer;

(2) in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the issuer or a Restricted Subsidiary of the issuer, if the sale of all such Capital Stock of that Guarantor complies with the “Asset Sale” provisions of the Indenture, including the application of the Net Proceeds therefrom; provided, however, that such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the ABL Facility, the Term Loan Facility, the 2018 Notes and any other Indebtedness of the issuer or any Restricted Subsidiary of the issuer;

(3) if the issuer properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary;

(4) in connection with any sale of Capital Stock of a Guarantor to a Person that results in the Guarantor no longer being a Subsidiary of the issuer, if the sale of such Capital Stock of that Guarantor complies with the “Asset Sale” provisions of the Indenture, including the application of the Net Proceeds therefrom;

(5) if the issuer exercises its legal defeasance option or its covenant defeasance option as described under “— Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(6) upon the release or discharge of all Guarantees by such Guarantor which would have required such Guarantor to guarantee the Notes pursuant to the covenant described under “— Certain Covenants — Limitation on Issuance of Guarantees of Indebtedness” (including, without limitation, the ABL Facility, the Term Loan Facility and the 2018 Notes Indenture).

Optional Redemption

At any time prior to April 15, 2014, the issuer may on any one or more occasions redeem, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, up to 35% of the aggregate principal amount of Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes) at a redemption price of 108.500% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Designated Offerings of the issuer (or of any Parent to the extent such proceeds are contributed to the equity capital of the issuer, other than in the form of Disqualified Stock); provided that:

(1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the issuer and its Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Designated Offering.

On or after April 15, 2016, the issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage

2016	104.250%
2017	102.125%
2018	101.063%
2019 and thereafter	100.000%

In addition, at any time and from time to time prior to April 15, 2016, the issuer may redeem all or any portion of the Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the Notes to be redeemed, together with accrued and unpaid interest to such redemption date, plus (b) the Make Whole Amount.

The issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional, except that optional redemptions pursuant to the first paragraph after the “— Optional Redemption” heading above may, at the issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a Designated Offering.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption.

On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

The issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the issuer may be required to offer to purchase Notes as described under the captions “— Repurchase at the Option of Holders — Change of Control” and “— Certain Covenants — Asset Sales.”

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of purchase. Within 30 days following any Change of Control, the issuer will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the issuer will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the issuer.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The ABL Credit Agreement, the Term Loan Credit Agreement and the 2018 Notes Indenture each, and other Indebtedness agreements may, provide that certain change of control events with respect to the issuer would constitute a default under such agreements. Such defaults could result in amounts outstanding under the ABL Facility, the Term Loan Facility, the 2018 Notes and such other Indebtedness being declared due and payable. The issuer’s ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by its then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The provisions described above that require the issuer to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the issuer to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Asset Sales

The issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) in the case of Asset Sales involving consideration in excess of $10.0 million, such fair market value is determined by the issuer’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by the issuer or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination thereof.

Within 365 days after the issuer’s or Restricted Subsidiary of the issuer’s receipt of the Net Proceeds from such Asset Sale, the issuer or such Restricted Subsidiary may at its option do any one or more of the following:

(1) permanently reduce any Indebtedness secured by a Permitted Lien (including the ABL Facility and the Term Loan Facility) or any Indebtedness of a Restricted Subsidiary that is not a Guarantor (and, in the case of revolving obligations, to correspondingly reduce commitments with respect thereto) or any Pari Passu Indebtedness, in each case other than Indebtedness owed to the issuer or an Affiliate of the issuer; provided, however, that if the issuer or any Guarantor shall so reduce any Pari Passu Indebtedness, the issuer will equally and ratably reduce Indebtedness under the Notes through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or by making an offer to all Holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the Notes, such offer to be conducted in accordance with the procedures set forth below for an Asset Sale Offer but without any further limitation in amount; or

(2) acquire assets or make capital expenditures, that, in either case, are used or useful in a Permitted Business (provided, however, that if such acquisition is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the issuer or, if such Person is a Restricted Subsidiary of the issuer (other than a Wholly Owned Subsidiary), in an increase in the percentage ownership of such Person by the issuer or any Restricted Subsidiary of the issuer) (an “Asset Sale Investment”).

Pending the final application of any such Net Proceeds, the issuer or such Restricted Subsidiary of the issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the 365-day time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $20.0 million, the issuer shall make an offer to all Holders of Notes (and, at the option of the issuer, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and principal amount or accreted value, as applicable, of such Pari Passu Indebtedness), that is a multiple of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The issuer will commence an Asset Sale Offer with respect to Excess Proceeds not later than ten business days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the issuer may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds which served as the basis for such Asset Sale Offer shall be reduced to zero.

The issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

If more Notes (and Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the issuer is required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes (or Pari Passu Indebtedness) of $2,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase date, unless the issuer defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

For purposes of this provision, each of the following shall be deemed to be cash:

(1) any liabilities (as shown on the issuer’s or such Restricted Subsidiary’s most recent balance sheet) of the issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets and, in the case of liabilities other than Non-Recourse Debt, where the issuer and all Restricted Subsidiaries are released from any further liability in connection therewith;

(2) any securities, notes or other obligations received by the issuer or any such Restricted Subsidiary from such transferee that are converted by the issuer or such Restricted Subsidiary into cash within 180 days thereafter (to the extent of the cash received in that conversion); and

(3) any Designated Noncash Consideration received by the issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of the issuer), taken together with all other Designated Noncash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed the greater of (x) $50.0 million or (y) 5.0% of Consolidated Tangible Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value).

Notwithstanding the preceding, any liabilities of the issuer or any Restricted Subsidiary that are not assumed by the transferee of such assets in respect of which the issuer and all Restricted Subsidiaries are not released from any future liabilities in connection therewith shall not be considered consideration.

This covenant contains a number of substantial qualifications and exceptions. See the definition of “Asset Sale” under “— Certain Definitions.”

Restricted Payments

The issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the issuer or any of its Restricted Subsidiaries), other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the issuer or to the issuer or a Restricted Subsidiary of the issuer;

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the issuer) any Equity Interests of the issuer or any Parent;

(3) make any payment of principal or premium on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes or the Note Guarantees prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment (other than (A) from the issuer or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of such subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) the issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the issuer and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (12), (13) and (14) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the issuer for the period (taken as one accounting period) beginning on April 3, 2011 and ending on the date of the issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net proceeds (including the fair market value of property) received by the issuer subsequent to the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the issuer (other than Excluded Contributions or net proceeds from the issue and sale of Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the issuer); plus

(c) an amount equal to the net reduction in Restricted Investments by the issuer and its Restricted Subsidiaries, subsequent to the Issue Date, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances or other transfers of assets, in each case to the issuer or any such Restricted Subsidiary from any such Investment, or from the net cash proceeds from the sale of any such Investment, or from a redesignation of an Unrestricted Subsidiary to a Restricted Subsidiary, but only if and to the extent such amounts are not included in the calculation of Consolidated Net Income and not to exceed in the case of any Investment the amount of the Restricted Investment previously made by the issuer or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the issuer or any Restricted Subsidiary or of any Equity Interests of the issuer or any Parent in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the issuer) of, Equity Interests of the issuer other than Disqualified Stock (and any distribution, loan or advance of such net cash proceeds to any Parent for such purpose) or out of contributions to the equity capital of the issuer (other than Disqualified Stock); provided that the amount of any such net proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the repayment, defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the issuer or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of the issuer to the holders of any series or class of its common Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the issuer and any distribution, loan or advance to any Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any Parent, in each case held by any former or current employees, officers, directors or consultants of the issuer or any of its Restricted Subsidiaries or their respective estates, spouses, former spouses or family members under any management equity plan or stock option or other management or employee benefit plan upon the death, disability or termination of employment of such Persons, in an amount not to exceed $7.5 million (plus the amount of any withholding or similar taxes payable by any such person in connection with grants under such plan) in any calendar year; provided, that such amount in any calendar year may be increased by an amount not to exceed (i) the net cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the issuer (or any Parent to the extent such net cash proceeds are contributed to the common equity of the issuer) to employees, officers, directors or consultants of the issuer and its Restricted Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments pursuant to clause (2) above or previously applied to the payment of Restricted Payments pursuant to this clause (5)) plus (ii) the cash proceeds of key man life insurance policies received by the issuer and its Restricted Subsidiaries after the Issue Date less any amounts previously applied to the payment of Restricted Payments pursuant to this clause (5); provided further that cancellation of Indebtedness owing to the issuer from employees, officers, directors and consultants of the issuer or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the issuer from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Indenture to the extent that the proceeds received from the sale of such Equity Interests were excluded from clause 3(b) of the preceding paragraph; provided further that the net cash proceeds from such sales of Equity Interests described in clause (i) of this clause (5) shall be excluded from clause 3(b) of the preceding paragraph to the extent such proceeds have been or are applied to the payment of Restricted Payments pursuant to this clause (5);

(6) the payment of dividends or other distributions or the making of loans or advances to any Parent in amounts required for any Parent to pay franchise taxes and other fees required to maintain its existence and provide for all other operating costs of any Parent to the extent attributable to the ownership or operation of the issuer and its Restricted Subsidiaries, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other costs and expenses including all costs and expenses with respect to filings with the SEC plus any indemnification claims made by directors or officers of any Parent attributable to the ownership or operation of the issuer and its Restricted Subsidiaries;

(7) the payment of dividends or other distributions by the issuer to any Parent in amounts required to pay the tax obligations of any Parent attributable to the issuer and its Subsidiaries determined as if the issuer and its Subsidiaries had filed a separate consolidated, combined or unitary return for the relevant taxing jurisdiction; provided that any refunds received by any Parent attributable to the issuer or any of its Subsidiaries shall promptly be returned by any Parent to the issuer through a contribution to the common equity of, or the purchase of common stock (other than Disqualified Stock) of the issuer from, the issuer; and provided further that the amount of any such contribution or purchase shall be excluded from clause (3)(b) of the preceding paragraph; provided further that the permitted payment pursuant to this clause (7) with respect to any taxes of any Unrestricted Subsidiary for any taxable period shall be limited to the amount actually paid with respect to such period by such Unrestricted Subsidiary to the issuer or its Restricted Subsidiaries for the purposes of paying such consolidated, combined or similar taxes;

(8) repurchases of Capital Stock deemed to occur upon the cashless exercise of stock options and warrants;

(9) other Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate amount not to exceed $75.0 million;

(10) the declaration and payment of dividends and distributions to holders of any class or series of Disqualified Stock of the issuer or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) following the first Public Equity Offering of the issuer or any Parent after the date of the Indenture, the payment of dividends on the issuer’s common stock (and, in the case of a Public Equity Offering of any Parent, solely for the purpose of paying dividends on such Parent’s common stock) in an amount not to exceed 6% per annum of the gross proceeds of such Public Equity Offering received by or contributed to the common equity capital of, the issuer (other than any such gross proceeds constituting Excluded Contributions);

(12) upon the occurrence of a Change of Control or Asset Sale and within 60 days after completion of the offer to repurchase Notes pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Change of Control” and “— Asset Sales” (including the purchase of all Notes tendered), any purchase or redemption of Indebtedness of the issuer subordinated to the Notes that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest);

(13) the payment of dividends or other distributions by the issuer to any Parent in amounts required for any Parent to pay any expenses incurred in connection with unconsummated offerings of debt securities or Equity Interests of any Parent; and

(14) Restricted Payments that are made with Excluded Contributions;

provided, however, that in the case of clauses (2), (3), (5), (9), (10), (11), (12) and (13) above, no Default or Event of Default has occurred and is continuing.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the issuer or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall, if the fair market value thereof exceeds $10.0 million, be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $25.0 million. If any fairness opinion or appraisal is required by the Indenture in connection with any Restricted Payments, the issuer shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of such fairness opinion or appraisal.

Notwithstanding the foregoing provisions of this covenant, neither the issuer nor its Restricted Subsidiaries may make a Restricted Payment (including the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the issuer or any distribution, loan or advance to any Parent) for the purposes, directly or indirectly, of funding the repurchase, redemption or other acquisition or retirement for value of, or payment of dividends or distribution on, any Equity Interests of, or making any Investment in the holder of any Equity Interests in, any Parent, in each case by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1) or (9) of the second paragraph of this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the issuer will not issue any Disqualified Stock and the issuer will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or preferred stock; provided, however, that the issuer and the Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and the Restricted Subsidiaries may issue preferred stock, if the Fixed Charge Coverage Ratio for the issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period; provided, however, that the aggregate amount of Indebtedness or Disqualified Stock that may be incurred and Preferred Stock that may be issued under this paragraph by Restricted Subsidiaries that are not Guarantors shall not exceed $50.0 million.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the issuer or any Restricted Subsidiary of Indebtedness under (a) any ABL Facility in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the issuer and the Restricted Subsidiaries thereunder) not to exceed the greater of (x) $325.0 million and (y) the Borrowing Base, in each case, less (x) the aggregate amount of all Net Proceeds of Asset Sales applied by the issuer or any Guarantor to repay any Indebtedness under any ABL Facility (and to effect a corresponding commitment reduction thereunder) pursuant to the covenant described above under the caption “— Certain Covenants — Asset Sales” and (y) amounts outstanding under any Qualified Receivables Transactions and (b) any Credit Facility (including the Term Loan Facility) in an aggregate principal amount at any one time outstanding not to exceed $550.0 million, less the aggregate amount of all Net Proceeds of Asset

Sales applied by the issuer or any Guarantor to repay any Indebtedness under such Credit Facilities pursuant to the covenant described above under the caption “— Certain Covenants — Asset Sales”;

(2) the incurrence by the issuer or any Restricted Subsidiary of the Existing Indebtedness;

(3) the incurrence by the issuer and its Restricted Subsidiaries of Indebtedness represented by the Notes to be issued on the date of the Indenture and the related Note Guarantees, the Exchange Notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement; and any exchange notes issued by the issuer in exchange for Additional Notes, if any, issued in compliance with the Indenture and pursuant to a registered exchange offer and the related Note Guarantees;

(4) the incurrence by the issuer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, or cost of construction or improvement, of property (real or personal), plant or equipment used in the business of the issuer or any of its Restricted Subsidiaries, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (x) $30.0 million or (y) 3.0% of Consolidated Tangible Assets of the issuer;

(5) the incurrence by the issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that is permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (15), or (16) of this paragraph;

(6) the incurrence by the issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the issuer and any of its Restricted Subsidiaries; provided, however, that:

(a) if the issuer or any Guarantor is the obligor on such Indebtedness, and such Indebtedness is owed to a Restricted Subsidiary that is not a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, in the case of the issuer, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the issuer or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the issuer or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the issuer or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(8) the guarantee by the issuer or any Restricted Subsidiary of Indebtedness of the issuer or a Restricted Subsidiary of the issuer that was permitted to be incurred by another provision of this covenant; provided that, in the case of a guarantee of any Restricted Subsidiary that is not a Guarantor, such Restricted Subsidiary complies with the covenant described below under the caption “Limitations on Issuances of Guarantees of Indebtedness”;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of

Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the issuer as accrued;

(10) the incurrence by the issuer or any Restricted Subsidiary of obligations in respect of Cash Management Services;

(11) the incurrence by the issuer or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims or self-insurance; provided, however, that, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(12) the incurrence by the issuer or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the issuer or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of the issuer or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that:

(a) such Indebtedness is not reflected on the balance sheet of the issuer or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on that balance sheet for purposes of this clause (a)); and

(b) the maximum assumable liability in respect of that Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of those noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the issuer and/or that Restricted Subsidiary in connection with that disposition;

(13) the issuance of Disqualified Stock or preferred stock by any of the issuer’s Restricted Subsidiaries issued to the issuer or another Restricted Subsidiary; provided that (i) any subsequent issuance or transfer of any Equity Interests that results in such Disqualified Stock or preferred stock being held by a Person other than the issuer or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such shares of Disqualified Stock or preferred stock to a Person that is not either the issuer or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an issuance of such shares of Disqualified Stock or preferred stock that was not permitted by this clause (13);

(14) the incurrence by the issuer or any of its Restricted Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by the issuer or such Restricted Subsidiary in the ordinary course of business;

(15) the incurrence of (a) Indebtedness or Disqualified Stock of the issuer and Indebtedness, Disqualified Stock or preferred stock of the issuer or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the issuer or cash contributed to the capital of the issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the issuer or any of its Subsidiaries or amounts applied to make a Restricted Payment in accordance with clause (2) of the second paragraph of the covenant described under the caption “— Restricted Payments”) as determined in accordance with clause (3)(b) of the first paragraph of the covenant described under the caption “— Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the covenant described under the caption “— Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the issuer or any Restricted Subsidiary in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (15), not to exceed $75.0 million;

(16) the incurrence by the Foreign Restricted Subsidiaries of the issuer of Indebtedness in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Restricted Subsidiaries thereunder), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (16), not to exceed $75.0 million;

(17) the incurrence of any Indebtedness by a Receivables Subsidiary that is not recourse to the issuer or any other Restricted Subsidiary of the issuer (other than Standard Securitization Undertakings) incurred in connection with a Qualified Receivables Transaction; provided, that, the aggregate amount of Indebtedness under this clause (17), when aggregated with all Indebtedness outstanding under clause (1), shall not exceed the maximum amount permitted under clause (1);

(18) the incurrence of Indebtedness (x) of the issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the issuer or any Restricted Subsidiary or merged into the issuer or Restricted Subsidiary in accordance with the terms of this Indenture; provided, that after giving effect to any such transaction, including the incurrence and/or repayment or retirement of any Indebtedness, the Fixed Charge Coverage Ratio would be equal to or greater than the Fixed Charge Coverage Ratio immediately prior to such transaction;

(19) contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(20) the incurrence by the issuer of Indebtedness to effect the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the issuer or any Parent, in each case held by any former or current employees, officers, directors or consultants of the issuer or any of its Restricted Subsidiaries or their respective estates, spouses, former spouses or family members under any management equity plan or stock option or other management or employee benefit plan-upon the death, disability or termination of employment of such Persons, in an aggregate amount at any one time outstanding not to exceed the maximum amount of such acquisitions pursuant to clause (5) of the covenant described under the caption “— Restricted Payments”;

(21) the incurrence of Indebtedness of the issuer or any Restricted Subsidiary supported by a letter of credit issued pursuant to an ABL Facility in a principal amount not in excess of the stated amount of such letter of credit; and

(22) contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (22) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the issuer will be permitted to classify such item of Indebtedness on the date of its incurrence, and from time to time may reclassify, in any manner that complies with this covenant at such time. Indebtedness under the ABL Facility or the Term Loan Facility on the date of the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

The Indenture provides that the issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any asset or property of the issuer or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Obligations of the issuer or such Restricted Subsidiary, unless

(1) in the case of Liens securing Subordinated Indebtedness, the notes or any applicable Note Guarantee is secured by a Lien on such assets of the issuer or such Restricted Subsidiary and proceeds thereof that is senior in priority to such Liens; or (2) in all other cases, the notes or the applicable Note Guarantee is equally and ratably secured with or prior to such Obligation with a Lien on the same assets of the issuer or such Restricted Subsidiary, as the case may be.

The preceding paragraph will not require the issuer or any Restricted Subsidiary of the issuer to secure the notes if the relevant Lien consists of a Permitted Lien. Any Lien which is granted to secure the notes or such Note Guarantee under the preceding paragraph shall be automatically released and discharged at the same time as the release of the Lien (other than a release following enforcement of remedies in respect of such Lien or the Obligations secured by such Lien) that gave rise to the obligation to secure the notes or such Note Guarantee under the preceding paragraph.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the issuer or any of its Restricted Subsidiaries or pay any indebtedness owed to the issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the issuer or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness, the ABL Credit Agreement, the Term Loan Credit Agreement and the 2018 Notes Indenture;

(2) the Indenture, the Notes and the Note Guarantees or by other Indebtedness of the issuer or of a Guarantor which is pari passu in right of payment with the Notes or Note Guarantees, as applicable, incurred under an indenture pursuant to the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that the encumbrances and restrictions are no more restrictive, taken as a whole, than those contained in the Indenture;

(3) applicable law or regulation;

(4) any agreements or instruments governing Indebtedness or Capital Stock of a Person acquired by the issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred or issued, as the case may be, in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in leases, licenses and other agreements entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) an agreement entered into for the sale or disposition of Capital Stock or assets of a Restricted Subsidiary or an agreement entered into for the sale of specified assets or the granting of an option to purchase specified assets (in either case, so long as such encumbrance or restriction, by its terms, terminates on the earlier of the termination of such agreement or the consummation of such agreement and so long as such restriction applies only to the Capital Stock or assets to be sold);

(8) Permitted Refinancing Indebtedness, provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Permitted Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(10) customary limitations on the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) any Purchase Money Note, or other Indebtedness or contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions only apply to such Receivables Subsidiary;

(12) cash or other deposits or net worth imposed by customers or agreements entered into in the ordinary course of business;

(13) customary provisions in joint venture agreements;

(14) Indebtedness of a Foreign Restricted Subsidiary permitted to be incurred under the Indenture; and

(15) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the agreements, contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the issuer’s board of directors, not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than the dividend or other payment restrictions contained in the contracts, agreements, instruments or obligations referred to in clauses (1) through (14) above prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; provided further, however, that with respect to contracts, agreements, instruments or obligations existing on the Issue Date, any such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings contain, in the good faith judgment of the issuer’s board of directors, dividend and other payment restrictions that are not materially more restrictive, taken as a whole, than such restrictions contained in such contracts, instruments or obligations as in effect on the Issue Date.

Merger, Consolidation or Sale of Assets

The issuer will not, directly or indirectly, consolidate or merge with or into another Person (whether or not the issuer is the surviving corporation), and the issuer will not sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person (including by way of consolidation or merger), unless:

(1) either: (a) the issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided that, in the case such Person is a limited liability company or a partnership, such Person will form a Wholly Owned Subsidiary that is a corporation and cause such Subsidiary to become a co-issuer of the Notes;

(2) the Person formed by or surviving any such consolidation or merger (if other than the issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the issuer, as the case may be, under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction and any related financing transactions, no Default or Event of Default exists; and

(4) the issuer or the Person formed by or surviving any such consolidation or merger (if other than the issuer), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” or if not, the Fixed Charge Coverage Ratio on such basis is higher than the Fixed Charge Coverage Ratio immediately prior to such transactions.

Notwithstanding clauses (3) and (4) of the preceding paragraph, the issuer may merge or consolidate with a Restricted Subsidiary incorporated solely for the purposes of organizing the issuer in another jurisdiction. The Indenture also provides for similar provisions relating to any consolidation, merger or sale, assignment, transfer, conveyance or disposal of all or substantially all of the properties or assets of a Guarantor, excluding clause (4) above.

In addition, neither the issuer nor any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the issuer and any of its Restricted Subsidiaries that are Guarantors.

Transactions with Affiliates

The issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate involving aggregate consideration in excess of $5.0 million on or after the Issue Date (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the issuer or such Restricted Subsidiary with an unrelated Person; and

(2) the issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing (an “Independent Financial Advisor”).

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any consulting, severance or employment agreement or arrangement entered into by the issuer or any of its Restricted Subsidiaries approved by a majority of the disinterested members of the Board of Directors of the issuer;

(2) transactions (i) between or among the issuer and/or the Guarantors, (ii) between or among Restricted Subsidiaries that are not Guarantors; and (iii) between or among the issuer and the Guarantors, on the one hand, and Restricted Subsidiaries that are not Guarantors, on the other hand, in the ordinary course of business;

(3) payment of reasonable directors fees to directors of the issuer and any Parent and the provision of customary indemnities to directors, officers employees or consultants of the issuer, and any Parent or any Restricted Subsidiary;

(4) issuances and sales of Equity Interests (other than Disqualified Stock) to Affiliates of the issuer;

(5) any tax sharing agreement or arrangement and payments pursuant thereto among the issuer and its Subsidiaries and any other Person with which the issuer or its Subsidiaries is required or permitted to file a consolidated, combined or unitary tax return or with which the issuer or any of its Restricted Subsidiaries is or could be part of a consolidated, combined or unitary group for tax purposes in amounts not otherwise prohibited by the Indenture;

(6) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments” or any Permitted Investment;

(7) loans to employees that are approved in good faith by a majority of the Board of Directors of the issuer in an amount not to exceed $5.0 million outstanding at any time and advances and expense reimbursements to employees in the ordinary course of business;

(8) agreements (and payments relating thereto) existing on the Issue Date and described in this offering memorandum as the same may be amended, modified or replaced from time to time, so long as any amendment, modification or replacement is not materially less favorable to the issuer and its Restricted Subsidiaries than the agreement in effect on the Issue Date;

(9) transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by the issuer, its Restricted Subsidiaries and Persons who are not Affiliates of the issuer;

(10) transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment;

(11) transactions with customers, clients, suppliers or purchasers or sellers of goods, in each case in the ordinary course of business; and

(12) transactions which have been approved by a majority of the disinterested members of the Board of Directors and with respect to which an Independent Financial Advisor has delivered an opinion as to the fairness to the issuer or such Restricted Subsidiary of such transaction from a financial point of view.

Additional Note Guarantees

If on or after the date of the Indenture the issuer or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than a Receivables Subsidiary, an Immaterial Subsidiary or a non-Wholly Owned Subsidiary unless such non-Wholly Owned Subsidiary guarantees any Credit Facilities or any capital markets debt securities of the Issuer or any Guarantor) that Guarantees any Indebtedness of the issuer or any Restricted Subsidiary, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 20 Business Days of the date on which it was acquired or created. At the issuer’s option, the issuer may cause any Foreign Restricted Subsidiary to Guarantee the Notes.

Each Guarantee by a Restricted Subsidiary may be released as described under “— Note Guarantees.”

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event shall there be any Unrestricted Subsidiaries on or immediately following the date of the Indenture. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the issuer and its Restricted Subsidiaries in the Subsidiary so designated (after giving effect to any sale of Equity Interests of such Subsidiary in connection with such designation) will be deemed to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or reduce the amount available for future Investments under one or more clauses of the definition of “Permitted Investments”. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitations on Issuances of Guarantees of Indebtedness

The issuer will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee any other Indebtedness of the issuer or any other Restricted Subsidiary (other than a Guarantee by a Foreign Restricted Subsidiary securing the payment of Indebtedness of another Foreign Restricted Subsidiary) unless either (1) such Restricted Subsidiary is a Guarantor or (2) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.

Notwithstanding the preceding paragraph, any Note Guarantee will provide by its terms that it will be automatically and unconditionally released and discharged under the circumstances described above under the caption “— Note Guarantees.” The form of the Note Guarantee will be attached as an exhibit to the Indenture.

Business Activities

The issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except as would not be material to the issuer and its Restricted Subsidiaries, taken as a whole.

Payments for Consent

The issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding the issuer will furnish to the Trustee and Cede & Co., as the nominee of the DTC, on behalf of the Holders of Notes, within the time periods specified in the Commission’s rules and regulations for a non-accelerated filer:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the issuer were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the issuer were required to file such reports;

provided, that if the issuer files such reports electronically with the Commission’s Electronic Data Gathering Analysis and Retrieval System (or any successor system) within such time periods, the issuer shall not be required under the Indenture to furnish such reports as specified above.

In addition, following the date by which the issuer is required to consummate the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the Commission, the issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the issuer and the Guarantors have agreed that, for so long as any Notes (but not the Exchange Notes) remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In addition, if at any time any Parent becomes a Guarantor (there being no obligation of any Parent to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of the issuer or any direct or indirect parent of the issuer (and performs only the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the issuer, be filed by and be those of such Parent rather than the issuer.

To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, the issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; provided that such cure shall not otherwise affect the rights of the Holders under “Events of Default and Remedies” if Holders of at least 25% in principal amount of the then total outstanding Notes have declared the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately and such declaration shall not have been rescinded or cancelled prior to such cure.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by the issuer or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control”, “— Certain Covenants — Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the issuer or any of its Restricted Subsidiaries for 60 days after notice by the Trustee or by Holders of at least 25% in principal amount of the then outstanding Notes to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the issuer or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to make any payment when due at the final maturity (after any applicable grace period) of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6) failure by the issuer or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $50.0 million (net of any amount covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7) except as permitted by the Indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary, or the Note Guarantees of any group of Guarantors that, taken together, would constitute a Significant Subsidiary, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any such Guarantor or group of Guarantors, or any Person acting on behalf of any such Guarantor or group of Guarantors, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the issuer or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the issuer, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the issuer specifying the respective Event of Default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in such documents. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes.

The issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the issuer is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner, or stockholder of the issuer or any Subsidiary, or any Parent have any liability for any obligations of the issuer or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the issuer’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the issuer may, at its option and at any time, elect to have the obligations of the issuer and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant

Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the issuer or any of its Subsidiaries is a party or by which the issuer or any of its Subsidiaries is bound;

(6) the issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the issuer with the intent of preferring the Holders of Notes over the other creditors of the issuer with the intent of defeating, hindering, delaying or defrauding creditors of the issuer or others; and

(7) the issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the Stated Maturity of any Note or alter the provisions relating to the redemption price of any Note at any time;

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes;

(7) make any change in the preceding amendment and waiver provisions; or

(8) expressly subordinate such Note or any Note Guarantee to any other Indebtedness of the issuer or any Guarantor or make any other change in the ranking or priority of any Note that would adversely affect the Holders.

Notwithstanding the preceding, without the consent of any Holder of Notes, the issuer, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the issuer’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the issuer’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect in any material respect the legal rights of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA;

(6) to provide for the issuance of Additional Notes in accordance with the Indenture;

(7) to add Guarantors with respect to the Notes or to secure the Notes;

(8) to comply with the rules of any applicable securities depositary;

(9) to provide for a successor trustee in accordance with the terms of the Indenture or to otherwise comply with any requirement of the Indenture; or

(10) to conform the text of the Indenture or the Notes to any provision of this Description of the Notes to the extent that such provision was intended to be a verbatim recitation of the text of this Description of the Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the issuer is required to mail to the respective Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when the issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and, either:

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the issuer) have been delivered to the Trustee for cancellation; or

(2) (a) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year, including as a result of a redemption notice properly given pursuant to the Indenture, and the issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption; (b) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the issuer or any Guarantor is a party or by which the issuer or any Guarantor is bound; and (c) the issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the issuer or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“2018 Notes” means the issuer’s 10.0% senior notes due 2018.

“2018 Notes Indenture” means the indenture dated as of November 23, 2010 governing the 2018 Notes.

“ABL Credit Agreement” means the Amended and Restated Credit Agreement among the issuer, certain Subsidiaries of the issuer, the financial institutions from time to time party thereto, Bank of America, N.A., as Administrative Agent and Bank of America, N.A. and General Electric Capital Corporation, as Collateral Agents, dated as of December 17, 2010.

“ABL Facility” means the asset-based revolving credit facility under the ABL Credit Agreement, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, restated, substituted or refinanced in whole or in part from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the issuer as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” shall have correlative meanings.

“Asset Acquisition” means (a) an Investment by the issuer or any of its Restricted Subsidiaries in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the issuer, or shall be merged with or into the issuer or any Restricted Subsidiary of the issuer, or (b) the acquisition by the issuer or any Restricted Subsidiary of the issuer of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights of the issuer or any Restricted Subsidiary; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance or sale of Equity Interests in or by any of the issuer’s Restricted Subsidiaries (other than director’s qualifying shares or shares required by applicable law to be held by Persons other than the issuer or a Restricted Subsidiary).

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $10.0 million;

(2) a transfer of assets (i) between or among the issuer and Restricted Subsidiaries that are Guarantors or (ii) between or among Foreign Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary that is a Guarantor to the issuer or to another Restricted Subsidiary that is a Guarantor;

(4) the sale, lease, sublease, license, sublicense or consignment of equipment, inventory or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(7) the licensing of intellectual property to third Persons on customary terms as determined by the Board of Directors in good faith;

(8) any sale of accounts receivable, or participation therein, in connection with any Qualified Receivables Transaction;

(9) any sale or disposition of any property or equipment that has become damaged, worn-out, obsolete, condemned, given over in lieu of deed or otherwise unsuitable or not required for the ordinary course of the business of the issuer and its Restricted Subsidiaries;

(10) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11) any foreclosures of assets; and

(12) any disposition of an account receivable in connection with the collection or compromise thereof.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a sub sequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or a committee thereof authorized to exercise the power of the board of directors of such corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 67% of the amount of all accounts receivable owned by the issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date; plus

(2) 50% of the amount of all inventory owned by the issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

all calculated on a consolidated basis and in accordance with GAAP.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cases” means the cases filed by the Debtors in the United States Bankruptcy Court for the District of Delaware under chapter 11 of the United States Bankruptcy Code (Case No. 09-13611).

“Cash Equivalents” means:

(1) United States dollars or, in the case of any Foreign Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States, Canada or any member nation of the European Union having maturities of not more than 360 days from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the rating of P-1 or better from Moody’s Investors Service, Inc. (“Moody’s”) or A-1 or better from Standard & Poor’s Rating Services (“S&P”) and in each case maturing within twelve months after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories from either Moody’s or S&P with maturities of twelve months or less from the date of acquisition;

(7) instruments equivalent to those referred to in clauses (1) to (6) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction; and

(8) investments in funds which invest substantially all of their assets in Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Cash Management Services” means any or the following to the extent not constituting a line of credit (other than an overnight overdraft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the issuer and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than any of the Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of the issuer or the direct parent company of the issuer;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation, but excluding a transaction referred to in clause (5) of this definition) the result of which is that any “person” (other than any of the Permitted Holders) or “persons” (other than any of the Permitted Holders) that are together a “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the issuer or a Permitted Parent;

(4) the first day on which a majority of the members of the Board of Directors of the issuer are not Continuing Directors; or

(5) the issuer consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the issuer or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the issuer outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person or any direct or indirect parent of such Person, in each case constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person or such parent, as the case may be (in each case, immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the surviving or transferee Person or such parent.

Notwithstanding the foregoing, (A) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement and (B) the term “Change of Control” shall not include a merger or consolidation of the issuer with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the issuer’s assets to, (x) an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the issuer in another jurisdiction and/or for the sole purpose of forming a holding company or (y) a Guarantor.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period and, without duplication, plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether or not paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of the step-up in inventory valuation arising from purchase accounting and other intangibles) and other non-cash expenses (excluding any such noncash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other noncash expenses were deducted in computing such Consolidated Net Income; plus

(4) any reasonable expenses, fees or charges incurred during such period related to the Transactions or any acquisition, Investment, Asset Sale, incurrence, repayment or modification of Indebtedness or issuance of Equity Interests whether or not successful and including, in each case, any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed, in each case to the extent that any such expenses, fees or charges were deducted in computing such Consolidated Net Income; plus

(5) (a) non-recurring cash charges and (b) the amount of “run-rate” cost savings and synergies projected by the issuer in good faith to result from actions either taken or expected to be taken within 12 months after the end of such period (which cost savings and synergies shall be subject only to certification by management of the issuer and calculated on a pro forma basis as though such cost savings and synergies had been realized on the first day of such period), net of the amount of actual benefits realized from such actions (it is understood and agreed that “run-rate” means the full recurring benefit that is associated with any action taken or expected to be taken within 12 months (which adjustments, without duplication, may be incremental to Pro Forma Cost Savings adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio”)); provided that the aggregate amount of addbacks made pursuant to this clause (5) in any period of four consecutive fiscal quarters shall not exceed 10% of Consolidated Cash Flow (prior to giving effect to such addbacks); minus

(6) non-cash items increasing such Consolidated Net Income for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any period; provided, that all adjustments made pursuant to fresh-start accounting made prior to the date that the Debtors emerge from Chapter 11 bankruptcy proceedings (the “Emergence Date”) and any expenses arising after the Emergence Date that are included in cost of goods sold arising from adjustments to inventory and any additional depreciation and amortization expenses that are made in connection with fresh-start accounting shall be excluded from the calculation of Consolidated Cash Flow but without duplication to any such exclusion made in the calculation of Consolidated Net Income.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the issuer shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the issuer only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the issuer by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided, that, to the extent not previously included, Consolidated Net Income shall be increased by the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary that is not a Guarantor (and, solely for purposes of the covenant described under “— Certain Covenants — Restricted Payments” (and not for any other purpose, including the calculation of Consolidated Cash Flow for purposes of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”) any other Restricted Subsidiaries) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof (subject to provisions of this clause (2) during such period, to the extent not previously included therein;

(3) the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) noncash charges relating to employee benefit or other management compensation plans of any Parent (to the extent such noncash charges relate to plans of any Parent for the benefit of members of the Board of Directors of the issuer (in their capacity as such) or employees of the issuer and its Restricted Subsidiaries), the issuer or any of its Restricted Subsidiaries or any noncash compensation charge arising from any grant of stock, stock options or other equity-based awards of any Parent (to the extent such noncash charges relate to plans of any Parent for the benefit of members of the Board of Directors of the issuer (in their capacity as such) or employees of the issuer and its Restricted Subsidiaries), the issuer or any of its Restricted Subsidiaries (excluding in each case any noncash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) in each case, to the extent that such noncash charges are deducted in computing such Consolidated Net Income shall be excluded;

(6) any non-cash goodwill, other impairment charges or noncash charges relating to the amortization of intangibles, in each case, in accordance with GAAP, shall be excluded;

(7) any increase in cost of sales as a result of the step-up in inventory valuation arising from applying the purchase method of accounting in accordance with GAAP in connection with any acquisition consummated after the date of the Indenture, net of taxes, shall be excluded;

(8) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies in accordance with GAAP shall be excluded;

(9) all adjustments made pursuant to fresh-start accounting made prior to the Emergence Date and any expenses arising after the Emergence Date that are included in cost of goods sold arising from adjustments to inventory and any additional depreciation and amortization expenses that are made in connection with fresh-start accounting shall be excluded; and

(10) all cash and non-cash restructuring charges, including (i) any fees, expenses or charges related to or arising from the restructuring of the Debtors in connection with the Cases, including, without limitation, all fees, expenses or charges incurred or reimbursed by the Debtors (including those of the Debtors, the informal committees of holders of the Debtors’ public indebtedness, the committee appointed to represent the interests of equity holders in the Cases, any witnesses retained by the Debtors in the Cases and the respective legal and financial advisors of such parties), whether incurred in connection with the planning, negotiation, structuring or implementation of the Plan of Reorganization, and whether incurred prior to the petition date of the Cases, during the pendency of the Cases or after the effective date of the Cases, and (ii) any severance, relocation and transition costs, shall be excluded.

“Consolidated Tangible Assets” means, with respect to any Person, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less all goodwill, trade names, trademarks, patents and other similar intangibles properly classified as intangibles in accordance with GAAP, all as shown on the most recent balance sheet for such Person.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the issuer or any Parent, as the case may be, who:

(1) was a member of such Board of Directors on the date of the Indenture;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

(3) was designated or appointed by the Principals.

“Credit Facilities” means one or more debt facilities (including, without limitation, the ABL Facility and the Term Loan Facility), commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of notes, in each case as amended, modified, renewed, refunded, replaced, restated, substituted or refinanced in whole or in part from time to time.

“Debtors” means the issuer and certain of its Subsidiaries and affiliates that are debtors under the Cases.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the issuer or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Offering” means an Equity Offering.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the issuer or any of its Restricted Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the issuer or such Restricted Subsidiary in order to satisfy applicable statutory or regulatory obligations; and provided further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

“Domestic Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering (including in a private placement) of the Equity Interests (other than Disqualified Stock) of the issuer or any Parent, other than public offerings with respect to the Equity Interests registered on Form S-8.

“Excluded Contributions” means the net cash proceeds received by the issuer after the Issue Date from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the issuer or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock) of the issuer, in each case designated within 60 days of the receipt of such net cash proceeds as Excluded Contributions pursuant to an Officers’ Certificate, the cash proceeds of which are excluded from the calculation set forth in the second clause (3) of the first paragraph of the covenant described above under the heading “— Certain Covenants — Restricted Payments”.

“Existing Indebtedness” means Indebtedness outstanding on the date of the Indenture after giving effect to the Transactions, other than under the ABL Credit Agreement, the Term Loan Credit Agreement and the Indenture, but including, for the avoidance of doubt, the $250,000,000 in aggregate principal amount of 2018 Notes issued on November 23, 2010.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) the Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the issuer or any Restricted Subsidiary of the issuer during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis including

Pro Forma Cost Savings assuming that the Transactions and all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the issuer or was merged with or into the issuer or any Restricted Subsidiary of the issuer since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period; and

(2) in calculating Fixed Charges attributable to interest on any Indebtedness computed on a pro forma basis, (a) interest on outstanding Indebtedness determined on a fluctuating basis as of the Calculation Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Calculation Date; (b) if interest on any Indebtedness actually incurred on the Calculation Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Calculation Date will be deemed to have been in effect during the four-quarter period; and (c) notwithstanding clause (a) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest rate swaps, caps or collars, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreement.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication of,

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments (other than the amortization of discount or imputed interest arising as a result of purchase accounting), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends and distributions, whether paid or accrued and whether or not in cash, on any series of preferred stock or Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the issuer (other than Disqualified Stock) or to the issuer or a Restricted Subsidiary that is a Guarantor, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; minus

(5) the amortization or expensing of financing fees incurred by the issuer and its Restricted Subsidiaries in connection with the Transactions and recognized in the applicable period; minus

(6) interest income actually received by the issuer or any Restricted Subsidiary in cash for such period.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of the issuer incorporated in any jurisdiction outside the United States.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means any Person that incurs a Guarantee of the Notes; provided, that, upon the release and discharge of such Person from its Note Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of fixing, hedging or swapping commodity price risk; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping foreign currency exchange rate risk.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Immaterial Subsidiary” means any Subsidiary of the issuer that has less than $1,000,000 in total assets; provided that the aggregate total assets for all Immaterial Subsidiaries shall not at any time exceed $5,000,000.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker’s acceptances;

(4) Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), to the extent not otherwise included, the Guarantee by the specified Person of any obligations constituting Indebtedness, and Indebtedness of any partnership in which such Person is a general partner.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness; and

(3) with respect to Indebtedness of another Person secured by a Lien on the assets of the issuer or any of its Restricted Subsidiaries, the lesser of the fair market value of the property secured or the amount of the secured Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees made consistent with past practices), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the issuer or any Restricted Subsidiary of the issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the issuer, the issuer shall be deemed to have made a Restricted Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the issuer or any Restricted Subsidiary of the issuer of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the issuer or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described above under the caption “— Certain Covenants — Restricted Payments,” (i) Investments shall include the portion (proportionate to the issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the issuer at the time such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the issuer’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the issuer.

“Issue Date” shall mean April 26, 2011, the original issue date of the Notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease (other than an operating lease), any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes of any jurisdiction).

“Make Whole Amount” means, with respect to any Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess, if any, of (A) an amount equal to the present value of (1) the redemption price of such Note at April 15, 2016 plus (2) the remaining scheduled interest payments on the Notes to be redeemed (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) to April 15, 2016 (other than interest accrued but unpaid to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of the Notes to be redeemed.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without reference to the $5.0 million limitation); or (b) the disposition of any other assets by such Person or any of its Restricted Subsidiaries (other than in the ordinary course of business) or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary or nonrecurring gains, losses or charges, together with any related provision for taxes on such gain, loss or charge; and

(3) any gains, losses, or charges of the issuer and its Subsidiaries incurred in connection with the Transactions together with any related provision for taxes on such gain, loss, or charge.

“Net Proceeds” means the aggregate cash proceeds received by the issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale or disposition of such non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof or as a result of any transactions occurring or deemed to occur in connection with a prepayment hereunder, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness (other than revolving credit Indebtedness, unless there is a required reduction in commitments) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any (1) reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and (2) any reserve or payment with respect to any liabilities associated with such asset or assets and retained by the issuer after such sale or other disposition thereof, including, without limitation, severance costs, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the issuer or any of its Restricted Subsidiaries.

“Note Guarantee” shall mean the Guarantee of the Notes by the Guarantors.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, costs, expenses and other liabilities payable under the documentation governing any Indebtedness.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the Chief Executive Officer or President and by the Treasurer, Chief Financial Officer or Chief Accounting Officer of such Person.

“Parent” means any direct or indirect parent company of the issuer.

“Pari Passu Indebtedness” means: (1) with respect to the issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes (including the 2018 Notes); and (2) with respect to any Guarantor, its Note Guarantee and any Indebtedness which ranks pari passu in right of payment to such Guarantor’s Note Guarantee (including its guarantee of the 2018 Notes).

“Permitted Business” means any business conducted or proposed to be conducted (as described in this offering memorandum) by the issuer and its Restricted Subsidiaries on the date of the Indenture and other businesses reasonably related or ancillary thereto.

“Permitted Holders” means each of (i) the Principals and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the Principals are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Principals, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the issuer or any other direct or indirect parent company of the issuer and (ii) any Permitted Parent that (A) is newly formed at the time of any transaction and (B) would not, if the Person or Persons forming such Permitted Parent and owning all of such Permitted Parent’s Equity Interests were to engage in such transaction in lieu of Permitted Parent and if all references to “Permitted Parent” in the definition of Change of Control were to be disregarded, result in a Change of Control. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the issuer or in a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by the issuer or any Restricted Subsidiary of the issuer in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the issuer; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the issuer or a Restricted Subsidiary of the issuer;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale or other sale of assets that was made pursuant to and in compliance with the covenant described above under the caption “— Certain Covenants — Asset Sales”;

(5) any Investment the payment for which consists of Equity Interests (other than Disqualified Stock) of the issuer or any Parent (which Investment, in the case of any Parent, is contributed to the common equity capital of the issuer; provided that any such contribution shall be excluded from subclause (b) of the second clause (3) of the first paragraph of the covenant described under the caption “— Certain Covenants — Restricted Payments”);

(6) Hedging Obligations;

(7) Investments to the extent such Investments, when taken together with all other Investments made pursuant to this clause (7) and outstanding on the date of such Investment, do not exceed the greater of (x) $50.0 million or (y) 5.0% of Consolidated Tangible Assets of the issuer; provided that Investments pursuant to this clause (7) shall not, directly or indirectly, fund the repurchase, redemption or other acquisition or retirement for value of, or payment of dividends or distribution on, any Equity Interests of, or making any Investment in the holder of any Equity Interests in, any Parent;

(8) any Investment of the issuer or any of its Restricted Subsidiaries existing on the date of the Indenture; and any extension, modification or renewal of any such Investment, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(9) loans to employees that are approved in good faith by a majority of the Board of Directors of the issuer in an amount not to exceed $5.0 million outstanding at any time;

(10) any Investment acquired by the issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person, or

(b) as a result of a foreclosure by the issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(11) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(12) Investments in joint ventures engaged in a Permitted Business not in excess of the greater of (x) $75.0 million or (y) 7.5% of Consolidated Tangible Assets of the issuer, in the aggregate outstanding at any one time;

(13) Investments in Unrestricted Subsidiaries not in excess of the greater of (x) $75.0 million or (y) 7.5% of Consolidated Tangible Assets of the issuer, in the aggregate outstanding at any one time;

(14) Investments by the issuer or a Restricted Subsidiary of the issuer in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person, in each case, in connection with a Qualified Receivables Transaction; and

(15) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time such Person merges or consolidates with the issuer or any Restricted Subsidiary, in either case in compliance with this Indenture, provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger or consolidation.

The amount of Investments outstanding at any time pursuant to clauses (7), (12) and (13) shall be reduced by an amount equal to the net reduction in Investments by the issuer and its Restricted Subsidiaries, subsequent to the date of the Indenture, resulting from repayments of loans or advances or other transfers of assets, in each case to the issuer or any such Restricted Subsidiary from any such Investment, or from the net cash proceeds from the sale of any such Investment, or from a redesignation of an Unrestricted Subsidiary to a Restricted Subsidiary, not to exceed, in the case of any Investment, the amount of the Investment previously made by the issuer or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

“Permitted Liens” means:

(1) Liens securing obligations under the Notes;

(2) Liens securing Indebtedness and other obligations of the issuer and its Restricted Subsidiaries not to exceed the greater of (i) the aggregate amount of Indebtedness permitted to be incurred pursuant to clause (1) of the second paragraph “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (ii) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was incurred and after giving effect to the incurrence of such Indebtedness, would not cause the Secured Leverage Ratio of the issuer to exceed 3.50 to 1.0;

(3) other Liens existing on the Issue Date after giving effect to the Transactions;

(4) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under the Indenture; provided that such Liens do not extend to or cover any property or assets of the issuer or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced;

(5) Liens on property existing at the time of acquisition thereof by the issuer or any Restricted Subsidiary of the issuer; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the issuer or the Restricted Subsidiary;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens incurred in the ordinary course of business of the issuer or any Restricted Subsidiary of the issuer with respect to obligations that do not exceed $75.0 million at any one time outstanding;

(8) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other similar obligations (exclusive of obligations for the payment of borrowed money) incurred in the ordinary course of business;

(9) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(10) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith;

(11) Liens to secure Indebtedness of any Foreign Restricted Subsidiary permitted by clause (16) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets of such Foreign Restricted Subsidiary;

(12) Liens on assets of a Receivables Subsidiary arising in connection with a Qualified Receivables Transaction;

(13) Liens for taxes, assessments, governmental charges or claims that are not yet due or are being contested in good faith by appropriate legal proceedings; provided that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(14) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings; provided that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(15) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the issuer or any of its Subsidiaries, taken as a whole;

(16) leases or subleases or licenses granted to others in the ordinary course of business of the issuer or any of its Restricted Subsidiaries, taken as a whole;

(17) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the issuer or any of its Restricted Subsidiaries relating to such property or assets;

(18) any interest or title of a lessor in the property subject to any Capital Lease Obligation;

(19) Liens arising from filing precautionary Uniform Commercial Code financing statements regarding leases;

(20) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time (A) such Person becomes a Restricted Subsidiary of the issuer or (B) such Person or such property is acquired by the issuer or any Restricted Subsidiary; provided that such Liens do not extend to any other assets of the issuer or any Restricted Subsidiary and such Lien secures only those obligations which it secures on the date of such acquisition (and extensions, renewals, refinancings and replacements thereof);

(21) Liens arising from the rendering of a final judgment or order against the issuer or any Restricted Subsidiary that does not give rise to an Event of Default;

(22) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(24) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of the Credit Facilities, in each case securing Indebtedness under Hedging Obligations;

(25) Liens solely on any cash earnest money deposits made by the issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(26) Liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code (or equivalent statutes) on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(27) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(28) Liens in favor of the issuer or any Guarantor; and

(29) Liens securing Hedging Obligations and Cash Management Services so long as (a) related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations or (b) such obligations are secured by the property securing any Credit Facilities so long as such obligations are owed to lenders (or affiliates thereof) under such Credit Facilities.

For purposes of determining compliance with this “Permitted Liens” definition, in the event that any proposed Lien on any Indebtedness meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (29) above, the issuer will be permitted to classify the Lien on the date of its incurrence, and from time to time may reclassify, in any manner that complies with this definition at such time.

“Permitted Parent” means any direct or indirect parent of the issuer.

“Permitted Refinancing Indebtedness” means any Indebtedness of the issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the accounts receivable and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization transaction involving accounts receivable;

(2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the issuer or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock issuer, trust, unincorporated organization, limited liability issuer or government or other entity.

“Plan of Reorganization” means the joint plan of reorganization of the Debtors, dated as of September 18, 2009, as amended, supplemented or modified from time to time.

“Principals” means Ares Management LLC and its Affiliates.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an Asset Acquisition that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulations S-X under the Securities Act as in effect and applied as of the date of the Indenture, (ii) were actually implemented by the business that was the subject of any such Asset Acquisition within six months after the date of the Asset Acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such Asset Acquisition and that the issuer reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the Asset Acquisition and, in the case of each (i), (ii) and (iii), are described, as provided below, in an Officers’ Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from the issuer’s Chief Financial Officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Public Equity Offering” means an offer and sale for cash of common stock (other than Disqualified Stock) of the issuer or any Parent pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the issuer).

“Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness, owed to the issuer or any Restricted Subsidiary of the issuer in connection with a Qualified Receivable Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves pursuant to agreement, amounts paid to investors in respect of interest, principal and other amounts owning to such investors and amounts paid in connection with the purchase of newly generated receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the issuer or by any Restricted Subsidiary of the issuer pursuant to which the issuer or any Restricted Subsidiary of the issuer may sell, convey or otherwise transfer to a Receivables Subsidiary, any accounts receivable (whether now existing or arising in the future) of the issuer or any Restricted Subsidiary of the issuer and any asset related thereto, including, without limitation, all collateral securing such accounts receivable, and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization transaction involving accounts receivable.

“Receivables Subsidiary” means a Subsidiary of the issuer (other than a Guarantor) that engages in no activities other than in connection with the financing of accounts receivables and that is designated by the Board of Directors of the issuer (as provided below) as a Receivables Subsidiary (a) no portion of the

Indebtedness or any other Obligations (contingent or otherwise) of which (i) is Guaranteed by the issuer or any other Restricted Subsidiary of the issuer (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the issuer or any other Restricted Subsidiary of the issuer in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the issuer or any other Restricted Subsidiary of the issuer, directly or indirectly, contingently or otherwise to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the issuer nor any other Restricted Subsidiary of the issuer has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the issuer or such other Restricted Subsidiary of the issuer than those that might be obtained at the time from Persons that are not Affiliates of the issuer, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the issuer nor any other Restricted Subsidiary of the issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve a certain level of operating results. Any such designation by the Board of Directors of the issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the issuer giving effect to such designation and an Officers’ Certificate certifying, to the best of such officer’s knowledge and belief after consulting with counsel, that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the Registration Rights Agreement in respect of the Notes, dated as of the Issue Date, among the initial purchaser, the issuer and the Guarantors.

“Replacement Assets” means (1) non-current tangible assets that will be used or useful in a Permitted Business or (2) all or substantially all of the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless otherwise specified, a Restricted Subsidiary as used herein refers to a Restricted Subsidiary of the issuer.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means with respect to any specified Person, as of any date of determination, the ratio of: (1) the outstanding principal amount of Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date on a consolidated basis in accordance with GAAP; to (2) Consolidated Cash Flow of such Person for the period of the most recent four consecutive fiscal quarters ending prior to such date for which financial statements prepared on a consolidated basis in accordance with GAAP are available; provided, however, that Consolidated Cash Flow shall be determined for purposes of this definition with such pro forma adjustment consistent with the definition of Fixed Charge Coverage Ratio. For purposes of determining the amount of Indebtedness outstanding under the Secured Leverage Ratio, the issuer, at its option, may designate all or any portion of the commitments under any revolving credit facility to be fully drawn as of the date of such designation; provided that such commitments so designated shall thereafter be deemed to be outstanding at all times thereafter in such amount for the purposes of the Secured Leverage Ratio.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the issuer or any Restricted Subsidiary of the issuer that are reasonably customary in an accounts receivable transaction.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means (a) with respect to the issuer, any Indebtedness which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Term Loan Credit Agreement” means the Credit Agreement, dated as of the Issue Date, among the issuer, certain Subsidiaries of the issuer, the financial institutions from time to time party thereto, UBS AG, Stamford Branch, as administrative agent and collateral agent.

“Term Loan Facility” means the senior secured term loan facility under the Term Loan Credit Agreement, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, restated, substituted or refinanced in whole or in part from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the issuer as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date of the Indenture.

“Transactions” means, collectively, (a) the execution, delivery and performance by the issuer and the Guarantors of the Indenture and other related documents to which they are a party and the issuance of the Notes thereunder, (b) the execution, delivery and performance by the issuer and the Guarantors of the Term Loan Credit Agreement and other related documents to which they are a party and the incurrence of term loans thereunder on the Issue Date, (c) the consummation of the issuer’s offer to purchase the issuer’s 11% Senior Secured Notes due 2013 as described in this Offering Memorandum and the redemption of any portion of the 11% Senior Secured Notes due 2013 not purchased pursuant to such offer to purchase and (d) the payment of related fees and expenses.

“Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to April 15, 2016; provided, however, that if the period from the redemption date to April 15, 2016 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to April 15, 2016 is less than one year, the weekly average yield on actively traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in the relevant jurisdiction from time to time. Unless otherwise specified, references to the Uniform Commercial Code herein refer to the New York Uniform Commercial Code.

“Unrestricted Subsidiary” means any Subsidiary of the issuer that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is a Person with respect to which neither the issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(3) is not a guarantor or does not otherwise directly or indirectly provide credit support for any Indebtedness of the issuer or any of its Restricted Subsidiaries at the time of such designation unless such guarantee or credit support is released upon such designation.

Any designation of a Restricted Subsidiary of the issuer as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, the issuer shall be in default of such covenant.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any Person shall mean a subsidiary of such person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the Capital Stock are, at the time any determination is being made, owned, controlled or held by such person or one or more Wholly Owned Subsidiaries of such person or by such Person and one or more Wholly Owned Subsidiaries of such person.

BOOK-ENTRY; DELIVERY AND FORM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons (the “global notes”). The global notes will be deposited with the trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary.

The Global Notes

We expect that pursuant to procedures established by DTC (a) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (b) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the global notes.

Payments of the principal of, premium (if any), interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of outstanding notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading “Notice to Investors” in the final offering memoranda relating to the outstanding notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall only be issued in exchange for beneficial interests in the global notes (i) after there has occurred and is continuing an event of default with respect to the notes or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes or has ceased to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 120 days.

Secondary Market Trading, Global Clearance and Settlement under the Book-Entry System

Any permitted secondary market trading activity in the notes will be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain United States federal income tax considerations relating to the exchange of outstanding notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes received pursuant to the exchange offer. This summary does not purport to be a complete analysis of all the potential tax considerations relevant to the particular circumstances of holders. This summary is based on the provisions of the Code, the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with outstanding notes and exchange notes held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal circumstances or status, nor does it address tax considerations applicable to holders that may be subject to special tax rules, such as banks and other financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker/dealers, dealers or traders in securities, controlled foreign corporations, passive foreign investment companies or certain former citizens or residents of the United States. This summary also does not discuss outstanding notes or exchange notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the “functional currency” of a United States holder (as defined below) is not the United States dollar. Moreover, the effect of the alternative minimum tax and any applicable gift, estate, state, local or non-United States tax laws is not discussed.

THE FOLLOWING DISCUSSION IS INTENDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. INVESTORS CONSIDERING THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

The term “United States holder” means a beneficial owner of an outstanding note or an exchange note that is, for United States federal income tax purposes:

1. an individual citizen or resident of the United States;

2. a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

3. an estate, the income of which is subject to United States federal income taxation regardless of its source; or

4. a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (within the meaning of the Code) has the authority to control all of its substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term “non-United States holder” means a beneficial owner of an outstanding note or an exchange note that is an individual, a corporation, an estate, or a trust, and that is not a United States holder.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds outstanding notes or exchange notes, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership participating in the exchange offer should consult its own tax advisors about the United States federal income tax consequences of the ownership and disposition of the exchange notes and the exchange of outstanding notes for exchange notes.

Treatment of the Exchange

The exchange of an outstanding note for an exchange note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes, and accordingly a holder will not recognize any gain or loss upon the receipt of an exchange note for an outstanding note. A holder’s holding period for an exchange note will include the holding period for the outstanding note exchanged therefor, and a holder’s tax basis in the exchange note immediately after the exchange will be the same as such holder’s adjusted tax basis in such outstanding note immediately before the exchange.

Effect of Certain Additional Payments

In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes (as described under “Description of Exchange Notes — Repurchase at the Option of Holders — Change of Control”). These potential payments may implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments.” According to the applicable U.S. Treasury regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are either remote or incidental. We intend to take the position that the foregoing contingencies are remote and/or incidental, and we do not intend to treat the exchange notes as contingent payment debt instruments. Our position that such contingencies are remote and/or incidental is binding on a holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. If any additional amounts are in fact paid, holders will be required to recognize such amounts as income at the time such payments are received or accrued, in accordance with each holder’s method of accounting for U.S. federal income tax purposes. In the event the IRS successfully takes the position that certain of the potential payments described above are not remote and/or incidental, the amount and timing (and possibly the character) of the income recognized by a holder would be affected.

In addition, if we exercise our option to repurchase the exchange notes prior to the maturity date (as described under “Description of Exchange Notes — Optional Redemption”), the yield on such exchange notes may be greater than it would otherwise be. Under special rules governing this type of unconditional option, we will be deemed not to exercise this option, and the possibility of this increased yield will not affect the amount and timing of interest income you recognize in advance of such events.

The remainder of this discussion assumes that our determinations above are correct. Holders should consult their own tax advisors regarding the tax considerations relating to the potential payments and optional redemption rights described above.

United States Holders

Payment of Interest.  In general, stated interest on an exchange note will be taken into account by a United States holder as ordinary income at the time such interest is accrued or received in accordance with the holder’s regular method of accounting for United States federal income tax purposes.

Market Discount.  In general, outstanding notes will have “market discount” if such notes were acquired by a holder after their original issuance at a discount exceeding a statutorily defined de minimis amount to their stated redemption price at maturity. United States holders of outstanding notes that have market discount in such notes will carry over that market discount to the exchange notes received pursuant to the exchange offer.

Under the market discount rules, a United States holder is required to treat any principal payment on, or any gain on a sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Accrued market discount will include any market discount that has accrued on the exchange note and on the outstanding note for which the exchange note was received. If a United States holder disposes of an exchange note in an otherwise nontaxable transaction, other than certain specified nonrecognition transactions, such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, the holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the outstanding note or the exchange note.

Market discount generally accrues ratably on a straight-line basis from the date on which a United States holder acquired the outstanding note through the maturity date of the exchange note for which the outstanding note was exchanged, unless such holder makes an irrevocable election to accrue market discount under a constant-yield method. A United States holder may elect to include market discount in income currently as it accrues, in which case the rule described above regarding deferral of interest deductions will not apply. If such a holder elects to include market discount in income currently, the holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount in income currently will apply to all market discount obligations acquired during or after the first taxable year for which the election is made, and the election may not be revoked without the consent of the IRS.

Amortizable Bond Premium.  A United States holder who acquired outstanding notes at a premium (i.e., for a price in excess of the note’s stated redemption price at maturity) will carry over that premium to the exchange notes acquired in the exchange. A United States holder generally may elect to amortize that premium (“amortizable bond premium”) from the acquisition date of the outstanding note to the maturity date under a constant-yield method based on the note’s payment period. Amortizable bond premium will be treated as an offset to interest income on the exchange notes and not as a separate deduction. The election to amortize bond premium, once made, applies to all debt obligations held or subsequently acquired by the electing United States holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election to amortize bond premium is not made, a United States holder must include all amounts of taxable interest in income without reduction for such premium, and may receive a tax benefit from the premium only in computing such United States holder’s gain or loss upon a disposition of an exchange note.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of the Notes.  Upon a sale, exchange, retirement, redemption or other taxable disposition of a note, except as discussed above under “— Market Discount,” a United States holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, retirement, redemption or other taxable disposition (not including the amount allocable to accrued but unpaid interest, which will be treated as ordinary interest income to the extent not previously included in gross income) and (ii) the holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in an exchange note immediately after the exchange generally will be the same as such holder’s basis in the outstanding note exchanged therefor. Such tax basis will be increased by any amount includible in income as accrued market discount (if current inclusion is elected, as described in more detail above), and decreased by the amount of any premium amortized by the holder and used to offset interest income, and by payments from us other than qualified stated interest (if any). The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period in the note exceeds one year at the time of the disposition. Certain non-corporate United States holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Medicare Contribution Tax on Unearned Income.  For taxable years beginning after December 31, 2012, a 3.8% Medicare tax will be imposed on the lesser of the “net investment income” or the amount by which modified adjusted gross income exceeds a threshold amount, in either case, of United States holders that are individuals, estates and trusts. Net investment income includes, among other things, interest income derived other than from the conduct of a nonpassive trade or business. Payments of interest on the exchange notes are expected to constitute net investment income.

Information Reporting and Backup Withholding Tax.  Information reporting requirements generally will apply with respect to payments of principal, payments of stated interest, and the proceeds of sales or other dispositions (including a retirement or redemption) of the exchange notes unless an exemption exists. In addition, backup withholding may apply to such payments and proceeds if a United States holder fails to provide its correct taxpayer identification number and certify that it is exempt from backup withholding. All individual United States holders are subject to these requirements. In general, corporations are exempt from these requirements, provided that their exemptions are properly established. Under current law, the backup withholding rate is 28% through 2012, and 31% thereafter.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be credited against a United States holder’s United States federal income tax liability (or refunded), provided that the required information is timely provided to the IRS. United States holders should consult their own tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Non-United States Holders

Payment of Interest.  Generally, interest income of a non-United States holder with respect to the exchange notes that is not effectively connected with a United States trade or business (and, in the case of a non-United States holder eligible for the benefits of an applicable income tax treaty, is not attributable to a permanent establishment in the United States) of the non-United States holder will not be subject to United States federal income tax or withholding tax, provided that (i) the non-United States holder does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the non-United States holder is not a controlled foreign corporation related to us actually or constructively through stock ownership, (iii) the non-United States holder is not a bank whose receipt of interest on the exchange notes is on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the non-United States holder provides an IRS Form W-8BEN (or other applicable form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) the non-United States holder holds the exchange notes through an appropriate intermediary that provides a statement to us or our agent under penalties of perjury in which it certifies that an IRS Form W-8BEN (or a suitable substitute form) has been received by it from the non-United States holder or a qualifying intermediary and furnishes a copy to us or our agent. If these requirements are not satisfied with respect to a non-United States holder, a 30% U.S. federal income withholding tax will apply to interest paid on the exchange notes to such non-United States holder, unless the non-United States holder provides (1) a properly executed IRS Form W-8BEN (or successor form) signed under penalties of perjury claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty between the United States and the non-United States holder’s country of residence, or (2) a properly executed IRS Form W-8 ECI (or successor form) signed under penalties of perjury claiming that the payments of interest are effectively connected with such non-United States holder’s conduct of a trade or business in the United States, as discussed below.

Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest that is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to United States federal income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-United States holder delivers a properly executed IRS Form W-8ECI (or successor form) to the payor.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.  A non-United States holder of an exchange note generally will not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange, retirement, redemption or other taxable disposition of the note (other than any amount representing accrued but unpaid interest on the note, which is subject to the rules discussed above under “— Non-United States Holders — Payment of Interest”) unless (i) the gain is effectively connected with a United States trade or business of the non-United States holder (and, in the case of a non-United States holder eligible for the benefits of an applicable income tax treaty, is attributable to a permanent establishment in the United States), in which case the non-United States holder will be taxed in the same manner discussed above with respect to effectively connected income (including, in the case of a non-United States holder that is a corporation, potentially being subject to branch profits tax), or (ii) in the case of a non-United States holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met, in which case the non-United States holder will be subject to a 30% U.S. federal income tax on any gain recognized (except as otherwise provided by an applicable income tax treaty), which may be offset by certain U.S. source losses.

Information Reporting and Backup Withholding Tax.  United States backup withholding tax generally will not apply to payments of interest on an exchange note to a non-United States holder if the non-United States holder certifies that such holder is a foreign person as described in “— Non-United States Holders — Payment of Interest,” provided that the payor does not have actual knowledge or reason to know that the holder is a United States person. Payments of interest to a non-United States holder, and the amount of tax, if any, withheld with respect to those payments generally must be reported to the IRS. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-United States holder resides.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be credited against non-United States holder’s United States federal income tax liability (or refunded), provided that the required information is timely provided to the IRS. Non-United States holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Additional Withholding and Reporting Requirements for the Exchange Notes Held By or Through Foreign Entities

Legislation enacted in March 2010 (the “HIRE Act”) generally will impose a U.S. federal withholding tax of 30% on payments of interest and the gross proceeds from a sale or other disposition of exchange notes to a “foreign financial institution” (as specially defined under these rules), including payments made to it as an intermediary, unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on payments of interest and the gross proceeds from a sale or other disposition of exchange notes to a non-financial foreign entity, including payments made to it as an intermediary, unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners, or a certification identifying the direct and indirect substantial U.S. owners of the entity. Pursuant to recent guidance from the IRS, this 30% withholding tax would apply to certain payments, including interest on the exchange notes paid on or after January 1, 2014, and to payments of gross proceeds from the sale or other disposition of exchange notes on or after January 1, 2015. There are currently no rules coordinating the HIRE Act withholding taxes with other U.S. federal income tax withholding taxes, including provisions providing for the proper crediting of amounts deducted and withheld under the HIRE Act rules against amounts required to be deducted and withheld under such other withholding provisions. The timing and application of any future coordination rules is uncertain; it is possible that coordination rules would not eliminate duplicative withholding. The IRS’s guidance with respect to these rules is only preliminary, and the scope of these rules remains unclear and potentially subject to material changes. You should consult your tax advisor regarding the new requirements and the effect that such new requirements may have on the exchange notes.

CERTAIN ERISA AND OTHER CONSIDERATIONS

To the extent the notes are purchased and held by an employee benefit plan subject to Title I of ERISA, or Section 4975 of the Code, the following considerations are among those that should be taken into account. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code, must determine that its purchase and holding of notes does not result in or involve a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. To address the above concerns, certain representations and agreements are provided for in paragraphs 6 and 7 of the “Notice to Investors,” which are designed to ensure that the acquisition of the notes will not constitute or result in a nonexempt prohibited transaction under ERISA or the Code.

Similar state, local and non-U.S. laws may apply to plans that are not subject to Title I of ERISA or Section 4975 of the Code.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 180 days, we will use our commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly provide such number of copies of this prospectus (as the amended or supplemented) as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than agency fees and commissions and underwriting discounts and commissions, if any, and transfer taxes, if any, attributable to the sale of notes, as applicable, and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the related guarantees offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts; Cohn Birnbaum & Shea P.C., Hartford, Connecticut; Faegre & Benson LLP, Minneapolis, Minnesota; Greenberg Traurig, LLP, Phoenix, Arizona; Greenberg Traurig, P.A., Miami, Florida; Holland & Hart LLP, Salt Lake City, Utah; McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma; Rhoades McKee PC, Grand Rapids, Michigan; and Wyatt, Tarrant & Combs, LLP, Louisville, Kentucky.

EXPERTS

Ernst &Young LLP, independent registered public accounting firm, has audited Nortek’s consolidated financial statements and schedule at December 31, 2010 and 2009, and for the year ended December 31, 2010 (Successor), the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor), as set forth in their reports. We’ve included Nortek’s consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst &Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated balance sheet as of December 31, 2009 and the consolidated statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2009 of Ergotron, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The consolidated balance sheet as of December 31, 2008 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007 of Ergotron, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in giving said reports.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements of Nortek, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets as of October 1, 2011 and December 31, 2010	F-3
Condensed Consolidated Statement of Operations for the Three and Nine Months Ended October 1, 2011 and October 2, 2010	F-5
Condensed Consolidated Statement of Cash Flows for the Nine Months Ended October 1, 2011 and October 2, 2010	F-7
Notes to the Unaudited Condensed Consolidated Financial Statements	F-8
Consolidated Financial Statements of Nortek, Inc. and Subsidiaries
Consolidated Statements of Operations for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 (Restated) and the Predecessor year ended December 31, 2008
F-37
Successor Consolidated Balance Sheets as of December 31, 2010 and 2009	F-38
Consolidated Statements of Cash Flows for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 (Restated) and the Predecessor year ended December 31, 2008
F-40
Consolidated Statements of Stockholders’ Investment (Deficit) for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 (Restated) and the Predecessor year ended December 31, 2008
F-41
Notes to Consolidated Financial Statements	F-45
Report of Independent Registered Public Accounting Firm	F-117
Unaudited Condensed Consolidated Financial Statements of Ergotron, Inc. and Subsidiaries (1)
Condensed Consolidated Balance Sheet as of October 1, 2010	F-118
Condensed Consolidated Statements of Operations for the Nine Months Ended October 2, 2010 and October 3, 2009	F-120
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended October 2, 2010 and October 3, 2009	F-121
Notes to the Unaudited Condensed Consolidated Financial Statements	F-122
Consolidated Financial Statements of Ergotron, Inc. and Subsidiaries (1)
Consolidated Balance Sheet as of December 31, 2009	F-128
Consolidated Statement of Operations for the Year Ended December 31, 2009	F-130
Consolidated Statement of Stockholders’ Equity for the Year Ended December 31, 2009	F-131
Consolidated Statement of Cash Flows for the Year Ended December 31, 2009	F-132
Notes to the Consolidated Financial Statements	F-134
Report of Independent Registered Public Accounting Firm	F-149
Consolidated Financial Statements of Ergotron, Inc. and Subsidiaries (2)
Consolidated Balance Sheet as of December 31, 2008	F-150
Consolidated Statements of Operations for the Years Ended December 31, 2008 and 2007	F-152
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2008 and 2007	F-153
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007	F-154
Notes to the Consolidated Financial Statements	F-156
Report of Independent Certified Public Accountants	F-169

(1)	On December 17, 2010, Nortek, Inc. (the “Company”) acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”). The acquisition of Ergotron was significant to the Company under Article 3-05 of Regulation S-X of the Securities and Exchange Commission’s (“SEC”) rules and regulations (“Rule 3-05”). In addition, the U.S. operations of Ergotron guarantee Nortek’s 8.5% Senior Notes due 2021, which are being registered under this registration statement. As such, Ergoton is considered to be a recently acquired subsidiary guarantor under Article 3-10(g) of Regulation S-X of the SEC’s rules and regulations (“Rule 3-10(g)”). Accordingly, these consolidated financial statements of Ergotron are included in this registration statement to satisfy the Company’s requirements under Rule 3-05 and Rule 3-10(g) for the nine months ended October 2, 2010 and October 3, 2009 and the year ended December 31, 2009.

(2)	These consolidated financial statements of Ergotron are included in this registration statement to satisfy the Company’s requirements under Rule 3-05 for the years ended December 31, 2008 and 2007.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	October 1,	December 31,
	2011	2010
	(Dollar amounts in millions)

ASSETS
Current Assets:
Unrestricted cash and cash equivalents	$57.2	$57.7
Restricted cash	0.1	0.1
Accounts receivable, less allowances of $6.2 million and $4.9 million, respectively	285.1	280.8
Inventories:
Raw materials	98.5	92.9
Work in process	30.4	24.3
Finished goods	200.1	196.3

	329.0	313.5

Prepaid expenses	17.9	15.9
Other current assets	30.5	13.8
Tax refunds receivable	10.9	18.5
Prepaid income taxes	18.4	16.9

Total current assets	749.1	717.2

Property and Equipment, at Cost:
Land	18.2	18.2
Buildings and improvements	77.5	76.0
Machinery and equipment	193.4	185.4

	289.1	279.6
Less accumulated depreciation	71.6	44.1

Total property and equipment, net	217.5	235.5

Other Assets:
Goodwill	304.7	292.1
Intangible assets, less accumulated amortization of $72.0 million and $38.2 million, respectively	670.4	695.0
Deferred debt expense	20.9	12.2
Restricted investments and marketable securities	2.2	2.4
Other assets	21.2	16.7

	1,019.4	1,018.4

Total Assets	$1,986.0	$1,971.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET  — (Continued)

	October 1,	December 31,
	2011	2010
	(Dollar amounts in millions, except shares data)

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Notes payable and other short-term obligations	$2.1	$8.6
Current maturities of long-term debt	33.7	7.7
Long-term debt (Note G)	0.2	1.5
Accounts payable	170.6	175.7
Accrued expenses and taxes, net	230.3	193.2

Total current liabilities	436.9	386.7

Other Liabilities:
Deferred income taxes	125.6	152.7
Other	175.0	171.1

	300.6	323.8

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,146.9	1,101.8

Commitments and Contingencies (Note H)
Stockholders’ Investment:
Preferred stock, $0.01 par value, 10,000,000 authorized shares; none issued and outstanding at October 1, 2011 and December 31, 2010	—	—
Common stock, $0.01 par value, 90,000,000 authorized shares; 15,203,439 and 15,000,000 shares issued at October 1, 2011 and December 31, 2010, respectively	0.1	0.1
Additional paid-in capital	176.7	174.7
Accumulated deficit	(71.9)	(16.8)
Accumulated other comprehensive income	(0.2)	0.8
Less: Treasury stock at cost, 74,950 shares at October 1, 2011	(3.1)	—

Total stockholders’ investment	101.6	158.8

Total Liabilities and Stockholders’ Investment	$1,986.0	$1,971.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Third Quarter Ended
	October 1, 2011	October 2, 2010
	(Dollar amounts in millions,
	except shares and per share data)

Net Sales	$551.8	$496.6

Costs and Expenses:
Cost of products sold	409.6	361.4
Selling, general and administrative expense, net	117.1	100.1
Amortization of intangible assets	11.1	8.4

	537.8	469.9

Operating earnings	14.0	26.7
Interest expense	(24.6)	(22.9)
Investment income	—	0.1

(Loss) earnings before benefit from income taxes	(10.6)	3.9
Benefit from income taxes	(8.5)	(5.9)

Net (loss) earnings	$(2.1)	$9.8

Basic (loss) earnings per share	$(0.14)	$0.65

Diluted (loss) earnings per share	$(0.14)	$0.64

Weighted Average Common Shares:
Basic	15,128,246	15,000,000
Diluted	15,128,246	15,301,864

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the First Nine Months Ended
	October 1, 2011	October 2, 2010
	(Dollar amounts in millions,
	except shares and per share data)

Net Sales	$1,605.3	$1,436.5

Costs and Expenses:
Cost of products sold	1,183.3	1,051.5
Selling, general and administrative expense, net	351.4	298.0
Amortization of intangible assets	33.9	29.0

	1,568.6	1,378.5

Operating earnings	36.7	58.0
Interest expense	(81.0)	(69.9)
Loss from debt retirement	(33.8)	—
Investment income	0.1	0.1

Loss before benefit from income taxes	(78.0)	(11.8)
Benefit from income taxes	(22.9)	(8.5)

Net loss	$(55.1)	$(3.3)

Basic loss per share	$(3.64)	$(0.22)

Diluted loss per share	$(3.64)	$(0.22)

Weighted Average Common Shares:
Basic	15,121,093	15,000,000
Diluted	15,121,093	15,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the First Nine Months Ended
	October 1, 2011	October 2, 2010
	(Dollar amounts in millions)

Cash flows from operating activities:
Net loss	$(55.1)	$(3.3)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	71.8	72.7
Loss from debt retirement	33.8	—
Non-cash interest expense, net	4.1	1.4
Non-cash share-based compensation expense	0.4	1.9
Gain on sale of property and equipment	(0.1)	(0.2)
Deferred federal income tax benefit	(27.2)	(27.3)
Changes in certain assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(3.6)	(16.8)
Inventories	(21.1)	(30.9)
Prepaid and other current assets	(20.6)	0.4
Accounts payable	(6.3)	35.3
Accrued expenses and taxes	53.1	38.3
Long-term assets, liabilities and other, net	4.6	3.0

Total adjustments to net loss	88.9	77.8

Net cash provided by operating activities	33.8	74.5

Cash flows from investing activities:
Capital expenditures	(13.9)	(12.6)
Net cash paid for businesses acquired (Note B)	(30.9)	(9.2)
Investment in joint venture (Note B)	(5.3)	—
Proceeds from the sale of property and equipment	0.6	0.5
Change in restricted cash and marketable securities	0.2	1.2
Other, net	0.2	—

Net cash used in investing activities	(49.1)	(20.1)

Cash flows from financing activities:
Increase in borrowings	80.6	47.9
Payment of borrowings	(99.3)	(138.0)
Sale of the 8.5% Senior Notes due 2021	500.0	—
Net proceeds from borrowings under the Term Loan Facility	348.2	—
Redemption of the 11% Senior Secured Notes due 2013	(753.3)	—
Fees paid in connection with new debt facilities	(58.7)	—
Payment of minimum withholding taxes in connection with vesting of restricted stock	(2.7)	—
Other, net	—	(0.7)

Net cash provided by (used in) financing activities	14.8	(90.8)

Net change in unrestricted cash and cash equivalents	(0.5)	(36.4)
Unrestricted cash and cash equivalents at the beginning of the period	57.7	89.6

Unrestricted cash and cash equivalents at the end of the period	$57.2	$53.2

Supplemental disclosure of cash flow information:
Interest paid	$58.2	$44.3

Income taxes (refunded) paid, net	$(5.5)	$11.6

The impact of changes in foreign currency exchange rates on cash was not material and has been included in Other, net.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 1, 2011 AND OCTOBER 2, 2010

(A)	BASIS OF PRESENTATION

Nortek, Inc. (“Nortek”) and all of its wholly-owned subsidiaries, collectively the “Company”, is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments (see Note E, “Segment Information”). Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The third quarters ended October 1, 2011 (“third quarter of 2011”) and October 2, 2010 (“third quarter of 2010”) each include 91 days. The first nine months ended October 1, 2011 (“first nine months of 2011”) and October 2, 2010 (“first nine months of 2010”) include 274 days and 275 days, respectively.

The accompanying unaudited condensed consolidated financial statements reflect the financial position, results of operations and cash flows of the Company after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Although certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) have been omitted, the Company believes that the disclosures included are adequate to make the information presented herein not misleading. Operating results for the third quarter and first nine months ended October 1, 2011 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2011. Certain amounts in the prior year’s unaudited condensed consolidated financial statements have been reclassified to conform to the current period presentation, including reclassifications to other current assets, other assets, accrued expenses and taxes, net and other liabilities related to expected insurance reimbursements.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes included in the Company’s latest annual report on Form 10-K and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission (“SEC”).

New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which changes the way a company completes its annual impairment review process. The provisions of this pronouncement provide an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 allows an entity the option to bypass the qualitative-assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. The pronouncement does not change the current guidance for testing other indefinite-lived intangible assets for impairment. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of ASU 2011-08 to have a material effect on its financial position or results of operations.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which will require companies to present the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The pronouncement does not change the current option for presenting components of other comprehensive income, gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which other comprehensive income is presented or disclosed in the notes to the financial statements. The pronouncement does not affect the calculation or reporting of earnings per share. The pronouncement also does not change the items which must be reported in other comprehensive income, how such items are measured, or when they must be reclassified to net income. This standard is effective for reporting periods beginning after December 15, 2011. Early adoption is permitted. The Company will adopt this pronouncement in the first quarter of 2012 and it will have no effect on its financial position or results of operations, but will impact the way the Company presents comprehensive income.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards requirements for measurement of, and disclosures about, fair value. ASU 2011-04 clarifies or changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited for public companies. The new guidance will require prospective application. The Company will adopt this pronouncement in the first quarter of 2012 and does not expect its adoption to have a material effect on its financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”), which amended guidance to clarify the acquisition date that should be used for reporting pro-forma financial information for business combinations. If comparative financial statements are presented, the pro-forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been completed as of the beginning of the comparable prior annual reporting period. The amendments in this guidance became effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011. There was no impact on the Company’s consolidated financial results as the amendments relate only to additional disclosures.

In December 2010, the FASB issued ASU No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”), which amended the guidance on goodwill impairment testing. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In making that determination, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The amendments were effective January 1, 2011 and did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which establishes additional disclosure requirements for fair value measurements which the Company included in its interim and annual financial statements in 2010. Certain disclosure requirements relating to fair value measurements using significant unobservable inputs (Level 3) were deferred until January 1, 2011. These new requirements did not have an impact on the Company’s consolidated financial results or disclosure in the unaudited condensed consolidated financial statements (see Note I, “Fair Value”).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements that Include Software Elements (“ASU 2009-14”), which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that a company adopts ASU 2009-13 described in the following paragraph. Therefore, the Company adopted this guidance on January 1, 2011. The adoption of ASU 2009-14 did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple- Deliverable Revenue Arrangements (“ASU 2009-13”), which amends revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence or third-party evidence is unavailable. The Company adopted this guidance on January 1, 2011. The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

(B)	ACQUISITIONS AND OTHER INVESTMENTS

On April 28, 2011, the Company, through wholly-owned subsidiaries, acquired all of the stock of TV One Broadcast Sales Corporation, Barcom (UK) Holdings Limited and Barcom Asia Holdings, LLC (collectively, “TV One”) for approximately $26.0 million. In connection with the acquisition of TV One, in the second quarter of 2011, the Company also incurred approximately $0.8 million of fees and expenses, which have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated statement of operations. TV One sells a complete range of video signal processing products for the professional audio/video and broadcast markets. TV One is included in the Company’s Technology Products segment. The Company has made preliminary estimates of the fair value of assets and liabilities of TV One, utilizing information available at the time that the Company’s unaudited condensed consolidated financial statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company is in the process of finalizing the purchase accounting and final estimates of fair value of assets and liabilities, which is expected to be completed during the fourth quarter of 2011. Any changes to the estimates for these amounts or other final purchase accounting adjustments will be reflected as an adjustment to goodwill in the fourth quarter of 2011 when the purchase price calculation is finalized.

On March 21, 2011, the Company, through its wholly-owned subsidiary Huntair Middle East Holdings, Inc. (“Huntair”), acquired a forty-nine percent minority interest in Huntair Arabia, for approximately $5.3 million. Huntair Arabia is an operating joint venture between the Company and Alessa Advanced Projects Company (“Alessa”) in Saudi Arabia that was formed for purposes of trading, manufacturing, supplying, installing, and servicing commercial air conditioning and commercial air handling units in Saudi Arabia and certain other regions. The Company does not have a controlling financial interest and, therefore, is accounting for this investment under the equity method of accounting within the Commercial HVAC segment. In connection with its investment in Huntair Arabia, Huntair issued a 10 year note to Alessa for approximately $5.3 million. The note does not bear interest and as such, the Company has recorded the note, net of discount of approximately $0.8 million, on its accompanying unaudited condensed consolidated balance sheet at October 1, 2011.

On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”). Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world. The estimated purchase price was approximately $299.3 million, consisting of cash payments totaling approximately $295.6 million, of which approximately $5.8 million was paid in the first nine months of 2011, and an estimated payable to the sellers of approximately $3.7 million related to the remaining estimated reimbursement of federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the fourth quarter of 2011. Any changes to the estimates for these amounts or other final purchase accounting adjustments will be reflected as an adjustment to goodwill in the fourth quarter of 2011 when the purchase price calculation is finalized.

Goodwill associated with the acquisition of Ergotron was recorded in the Technology Products segment, and the Company does not believe that any of the goodwill will be deductible for tax purposes. Due to revisions to the preliminary estimate of fair value, which primarily related to intangible assets, net of deferred tax consequences, the preliminary goodwill allocation related to Ergotron increased by approximately $0.5 million from $130.0 million as of December 31, 2010 to approximately $130.5 million as of October 1, 2011.

On July 6, 2010, the Company, through its wholly-owned subsidiary, Linear LLC acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012). Luxor is an online retailer and distributor of security cameras and digital video recorders and is included in the Technology Products segment.

The acquisitions of TV One, Ergotron and Luxor contributed approximately $58.8 million to net sales and approximately $7.4 million (which includes depreciation and amortization of approximately $4.3 million) to operating earnings for the third quarter of 2011 and contributed approximately $169.3 million to net sales and approximately $12.1 million (which includes depreciation and amortization of approximately $20.8 million, including approximately $7.5 million relating to the amortization of fair value allocated to inventory) to operating earnings for the first nine months of 2011.

Contingent consideration of approximately $1.3 million was paid in the first quarter of 2010 related to the acquisition of certain entities. The Company does not anticipate paying any further contingent consideration for completed acquisitions as of October 1, 2011.

The following table presents a summary of the activity in goodwill by reporting segment for the first nine months of 2011:

	December 31,	Purchase	October 1,
	2010	Accounting(1)	2011
	(Amounts in millions)

Residential Ventilation Products (“RVP”):
Gross goodwill	$154.8	$—	$154.8
Impairment losses	—	—	—

Net RVP goodwill	154.8	—	154.8

Technology Products (“TECH”):
Gross goodwill	137.3	12.6	149.9
Impairment losses	—	—	—

Net TECH goodwill	137.3	12.6	149.9

Consolidated goodwill(2):
Gross goodwill	292.1	12.6	304.7
Impairment losses	—	—	—

Net consolidated goodwill	$292.1	$12.6	$304.7

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Purchase accounting adjustments for TECH goodwill during the first nine months of 2011 relate to the acquisitions of Ergotron and TV One.

(2)	There was no goodwill allocated to the R-HVAC or C-HVAC reporting segments at either October 1, 2011 or December 31, 2010.

(C)	STOCKHOLDERS’ INVESTMENT

Activity within stockholders’ investment, including comprehensive loss, for the third quarter of 2011 is as follows:

				Accumulated
		Additional		Other
	Common	Paid-In	Accumulated	Comprehensive	Treasury	Comprehensive
	Stock	Capital	Deficit	Income (Loss)	Stock	Loss
	(Amounts in millions)

Balance, July 2, 2011	$0.1	$176.5	$(69.8)	$4.0	$(3.1)	$—
Net loss	—	—	(2.1)	—	—	(2.1)
Other comprehensive loss:
Currency translation adjustment	—	—	—	(3.7)	—	(3.7)
Pension liability adjustment	—	—	—	(0.5)	—	(0.5)

Comprehensive loss						$(6.3)

3,000 shares of common stock issued upon exercise of stock options	—	0.1	—	—	—
2,483 shares of treasury stock acquired	—	—	—	—	—
Share-based compensation expense	—	0.1	—	—	—

Balance, October 1, 2011	$0.1	$176.7	$(71.9)	$(0.2)	$(3.1)

Activity within stockholders’ investment, including comprehensive (loss) income, for the third quarter of 2010 is as follows:

				Accumulated
		Additional		Other
	Common	Paid-In	Accumulated	Comprehensive	Comprehensive
	Stock	Capital	Deficit	(Loss) Income	Income (Loss)
	(Amounts in millions)

Balance, July 3, 2010	$0.1	$173.1	$(16.5)	$(0.4)	$—
Net earnings	—	—	9.8	—	9.8
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	3.2	3.2
Pension liability adjustment	—	—	—	(0.2)	(0.2)

Comprehensive income					$12.8

Share-based compensation expense	—	0.7	—	—

Balance, October 2, 2010	$0.1	$173.8	$(6.7)	$2.6

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity within stockholders’ investment, including comprehensive loss, for the first nine months of 2011 is as follows:

				Accumulated
		Additional		Other
	Common	Paid-In	Accumulated	Comprehensive	Treasury	Comprehensive
	Stock	Capital	Deficit	Income (Loss)	Stock	Loss
	(Amounts in millions)

Balance, December 31, 2010	$0.1	$174.7	$(16.8)	$0.8	$—	$—
Net loss	—	—	(55.1)	—	—	(55.1)
Other comprehensive loss:
Currency translation adjustment	—	—	—	(0.9)	—	(0.9)
Pension liability adjustment, net of tax of approximately $0.3 million	—	—	—	(0.1)	—	(0.1)

Comprehensive loss						$(56.1)

175,261 shares of common stock issued upon vesting of restricted stock	—	—	—	—	—
28,178 shares of common stock issued upon exercise of stock options	—	0.5	—	—	—
74,950 shares of treasury stock acquired	—	—	—	—	(3.1)
Modification to executive stock option arrangements	—	1.1	—	—	—
Share-based compensation expense	—	0.4	—	—	—

Balance, October 1, 2011	$0.1	$176.7	$(71.9)	$(0.2)	$(3.1)

Activity within stockholders’ investment, including comprehensive (loss) income, for the first nine months of 2010 is as follows:

				Accumulated
		Additional		Other	Comprehensive
	Common	Paid-In	Accumulated	Comprehensive	(Loss)
	Stock	Capital	Deficit	Income	Income
	(Amounts in millions)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5	$—
Net loss	—	—	(3.3)	—	(3.3)
Other comprehensive income:
Currency translation adjustment	—	—	—	1.1	1.1

Comprehensive loss					$(2.2)

Share-based compensation expense	—	1.9	—	—

Balance, October 2, 2010	$0.1	$173.8	$(6.7)	$2.6

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(D)	(LOSS) EARNINGS PER SHARE

The Company calculates basic and diluted (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Basic (loss) earnings per share amounts are computed using the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share amounts are computed using the weighted average number of common shares outstanding and dilutive potential common shares outstanding during each period.

The reconciliations between basic and diluted (loss) earnings per share for the third quarter and first nine months of 2011 and 2010 are as follows:

	For the Third Quarter of		For the First Nine Months of
	2011	2010	2011	2010
	(Dollar amounts in millions, except shares and per share data)

Net (loss) earnings	$(2.1)	$9.8	$(55.1)	$(3.3)

Weighted average common shares outstanding	15,128,246	15,000,000	15,121,093	15,000,000
Dilutive effect of stock options	—	301,864	—	—

Dilutive shares outstanding	15,128,246	15,301,864	15,121,093	15,000,000

Basic (loss) earnings per share	$(0.14)	$0.65	$(3.64)	$(0.22)

Diluted (loss) earnings per share	$(0.14)	$0.64	$(3.64)	$(0.22)

The effect of certain potential common share equivalents, including warrants, unvested restricted stock, and stock options were excluded from the computation of diluted shares outstanding for the third quarter and first nine months of 2011 and 2010, as inclusion would have been anti-dilutive. A summary of these common share equivalents excluded from the third quarter and first nine months of 2011 and 2010 is as follows:

	For the Third Quarter of		For the First Nine Months of
	2011	2010	2011	2010

Warrants	789,474	789,474	789,474	789,474
Restricted stock	316,852	706,481	316,852	706,481
Stock options	515,616	20,000	515,616	786,481

Total	1,621,942	1,515,955	1,621,942	2,282,436

(E)	SEGMENT INFORMATION

The Company is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s performance is significantly impacted by the levels of residential replacement and remodeling activity, as well as the levels of residential and non-residential new construction. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which the Company has no control.

The RVP segment primarily manufactures and sells room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the do-it-yourself (“DIY”) market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment include audio/video distribution and control equipment, security and access control products, and digital display mounting and mobility products.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible assets amortization and goodwill, are reflected in the applicable operating segment, which are the Company’s reporting units.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited net sales, operating earnings and (loss) earnings before benefit from income taxes for the Company’s reporting segments for the third quarter of 2011 and 2010 were as follows:

	For the Third Quarter of
	2011	2010
	(Dollar amounts
	in millions)

Net sales:
Residential ventilation products	$146.5	$146.0
Technology products	196.1	139.7
Residential HVAC products	98.0	119.0
Commercial HVAC products	111.2	91.9

Consolidated net sales	$551.8	$496.6

Operating earnings (loss):
Residential ventilation products	$4.1	$13.4
Technology products	13.6	13.9
Residential HVAC products	—	4.4
Commercial HVAC products	4.9	0.7

Subtotal	22.6	32.4
Executive retirement (Note L)	(0.2)	—
Unallocated, net	(8.4)	(5.7)

Consolidated operating earnings	14.0	26.7
Interest expense	(24.6)	(22.9)
Investment income	—	0.1

(Loss) earnings before benefit from income taxes	$(10.6)	$3.9

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited net sales, operating earnings and loss before benefit from income taxes for the Company’s reporting segments for the first nine months of 2011 and 2010 were as follows:

	For the First Nine Months of
	2011	2010
	(Dollar amounts
	in millions)

Net sales:
Residential ventilation products	$447.9	$453.1
Technology products	534.0	349.4
Residential HVAC products	306.7	361.3
Commercial HVAC products	316.7	272.7

Consolidated net sales	$1,605.3	$1,436.5

Operating earnings (loss):
Residential ventilation products	$22.9	$43.2
Technology products	34.3	10.4
Residential HVAC products	4.7	18.6
Commercial HVAC products	5.1	5.3

Subtotal	67.0	77.5
Executive retirement (Note L)	(8.7)	—
Unallocated, net	(21.6)	(19.5)

Consolidated operating earnings	36.7	58.0
Interest expense	(81.0)	(69.9)
Loss from debt retirement	(33.8)	—
Investment income	0.1	0.1

Loss before benefit from income taxes	$(78.0)	$(11.8)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(F)	INCOME TAXES

The Company provided for income taxes on an interim basis based upon the estimated annual effective tax rate for 2011 and 2010. The following reconciles the federal statutory income tax rate to the effective tax rate of approximately 29.4% and 72.0% for the first nine months of 2011 and 2010, respectively:

	For the First Nine Months of
	2011	2010

Income tax at the federal statutory rate	35.0%	35.0%
Net change from federal statutory rate:
Tax benefit from capitalized research and development costs	—	95.8
Increase in valuation allowance related to deferred tax assets	(8.6)	(53.3)
(Increase) decrease in uncertain tax positions, including interest	(0.5)	9.9
State income tax benefit, net of federal income tax effect	4.8	(2.2)
Tax effect resulting from foreign activities	(0.4)	(10.8)
Non-deductible expenses	(0.8)	(1.2)
Other, net	(0.1)	(1.2)

Income tax at effective rate	29.4%	72.0%

The increase in valuation allowance relates to losses of certain foreign subsidiaries and losses in certain domestic jurisdictions. The Company has determined that based on the history of losses at these subsidiaries, a valuation allowance is required for these loss carry-forwards since it is more likely than not that these loss carry-forwards will not be realized.

As of January 1, 2011, the Company had a liability of approximately $21.2 million for unrecognized tax benefits related to various federal, foreign and state income tax matters. As a result of additional provisions to the reserve during the first nine months of 2011, the liability for uncertain tax positions at October 1, 2011 was approximately $23.3 million. The liability for uncertain tax positions is included in other long-term liabilities on the accompanying unaudited condensed consolidated balance sheet. The corresponding amount of gross uncertain tax benefits was approximately $24.3 million and $21.9 million at October 1, 2011 and December 31, 2010, respectively.

The amount of uncertain tax positions that will impact the Company’s effective tax rate is approximately $13.0 million. The difference between the total amount of uncertain tax positions and the amount that will impact the effective tax rate represents the federal tax effect of state tax items and items that offset temporary differences.

As of October 1, 2011, the Company had approximately $1.7 million in unrecognized benefits relating to various state tax issues, for which the statute of limitations is expected to expire in the fourth quarter of 2011.

As of December 31, 2010, the Company had accrued liabilities of approximately $3.0 million for interest related to uncertain tax positions. As of October 1, 2011, the total amount of accrued interest related to uncertain tax positions was approximately $4.0 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state taxes.

(G)	NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”). The Company also entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined in the agreement, plus 4.0% with a LIBOR floor of 1.25% (the

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net proceeds to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The following is a summary of sources and uses in the second quarter of 2011 related to these debt transactions:

(Amounts in millions)

Sources:
Proceeds from issuance of the 8.5% Notes	$500.0
Proceeds from Term Loan Facility after deducting original issue discount of approximately $1.8 million	348.2

Total sources	848.2

Uses:
Repurchase or redemption of 11% Notes	(753.3)
Tender and redemption premiums for 11% Notes	(37.8)
Accrued and unpaid interest through the date of tender or redemption	(33.9)

Subtotal — 11% Notes repurchase or redemption	(825.0)
Underwriting commissions and legal, accounting and other expenses	(20.9)

Total uses	(845.9)

Net cash to Nortek	$2.3

During the second quarter of 2011, the Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. The Tender Offer entitled the holders of the 11% Notes to receive $1,052.50 per $1,000 in principal amount, plus accrued and unpaid interest, and resulted in a supplemental indenture to the 11% Notes, which substantially eliminated all affirmative and restrictive covenants and certain events of default under the indenture and provided for a shorter notice period in connection with a voluntary redemption. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the supplemental indenture to the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50,

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Debt Modifications and Extinguishments” (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

8.5% Senior Notes due 2021

The 8.5% Notes are unconditionally guaranteed on a senior unsecured basis by each of the Company’s current and future domestic restricted subsidiaries that guarantee any of the Company’s other indebtedness. Interest on the 8.5% Notes accrues at the rate of 8.5% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2011, until maturity. Interest on the 8.5% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

At any time prior to April 15, 2014, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes with the net cash proceeds from certain equity offerings (as defined) at a redemption price of 108.5% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 8.5% Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings (as defined). On or after April 15, 2016, the 8.5% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after April 15, 2016 at 104.25%, declining to 102.125% on April 15, 2017, declining to 101.063% on April 15, 2018 and further declining to 100.0% on April 15, 2019.

In addition, at any time and from time to time prior to April 15, 2016, the Company may redeem all or any portion of the 8.5% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 8.5% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount”. The “Make Whole Amount” means, with respect to the 8.5% Notes at any redemption date, the greater of (i) 1.0% of the principal amount of the 8.5% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 8.5% Notes at April 15, 2016 plus (2) the remaining scheduled interest payments of the 8.5% Notes to be redeemed to April 15, 2016, computed using a discount rate equal to the Treasury Rate plus 0.5%, over (b) the principal amount of the 8.5% Notes to be redeemed.

Pursuant to the registration rights agreement with the initial purchasers of the 8.5% Notes, the Company has agreed it will use reasonable best efforts to file and cause to become effective a registration statement with respect to an offer to exchange the 8.5% Notes for a new series of registered notes with substantially similar terms or file and cause to become effective a shelf registration statement with respect to the 8.5% Notes on or before the 390th day after the issuance date of the 8.5% Notes. If the Company is not in compliance with this obligation, special interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the special interest rate exceed 1.00% per annum.

The indenture governing the 8.5% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Term Loan Facility

The Term Loan Facility is repayable in quarterly installments of $875,000 with a balloon payment for the remaining balance due on April 26, 2017.

The Term Loan Facility provides that, after April 26, 2011, the Company may request additional tranches of term loans in an aggregate amount not to exceed $200.0 million. Availability of such additional tranches of term loans will be subject to the absence of any default, a pro forma secured leverage ratio test and, among other things, the receipt of commitments by existing or additional financial institutions.

Loans under the Term Loan Facility bear interest, at the Company’s option, at a rate per annum equal to either (1) base rate (as defined in the credit agreement governing the Term Loan Facility) or (2) LIBOR (as defined in the credit agreement governing the Term Loan Facility), in each case plus an applicable margin. The weighted average interest rate under the Term Loan Facility at October 1, 2011 was 5.25%.

The credit agreement governing the Company’s Term Loan Facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (subject to reduction to 25% and 0% based upon the Company’s secured leverage ratio) of the Company’s annual excess cash flow, commencing with the fiscal year ended December 31, 2012;

•	100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds of any issuance of debt, other than debt permitted under the Term Loan Facility.

Certain voluntary prepayments on or prior to the first anniversary of the closing of the Term Loan Facility are subject to a call premium of 1%. Otherwise, the Company may voluntarily prepay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

The Term Loan Facility agreement contains certain restrictive financial and operating covenants, including covenants that restrict the Company’s ability and the ability of its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions.

Other Indebtedness

The indenture governing the 10% Senior Notes due 2018 (the “10% Notes”) contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements). As of October 1, 2011, the Company had the capacity to make certain payments, including dividends, under the 10% Notes of approximately $25.0 million.

On October 21, 2011, the Company notified the Trustee for the 10% Notes of the existence of a default, as defined in the related indenture, resulting from the Company’s failure to timely provide a current report on Form 8-K including certain financial statements required by Item 9.01 of Form 8-K related to the Company’s acquisition of Ergotron. The Company has subsequently filed an amendment to the Form 8-K relating to the Ergotron acquisition, which includes such financial statements, on November 10, 2011. Accordingly, there was no Event of Default, as defined in the indenture, and the Company is in compliance with the terms, covenants and conditions set forth in the indenture relating to the 10% Notes.

At October 1, 2011 and December 31, 2010, the Company’s subsidiary, Best, was not in compliance with certain maintenance covenants with respect to one of its loan agreements with borrowings outstanding of approximately $0.8 million and $1.4 million at October 1, 2011 and December 31, 2010, respectively. As a

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result, the Company reclassified the long-term portion of outstanding borrowings under this agreement of approximately $0.6 million as a current liability on its consolidated balance sheet at December 31, 2010. The lender has not taken any action related to the covenant noncompliance at this time. The next measurement date for the maintenance covenant is for the year ended December 31, 2011 and the Company believes it is probable that Best will not be in compliance with such covenants at such time. No assurances can be given that the lender will continue to not take any action and accordingly, the Company could be required to repay this outstanding borrowing if non-compliance is not cured or waived, as the case may be. In the event this lender accelerates this loan, additional indebtedness of Best under a different loan agreement with borrowings outstanding of approximately $1.1 million and $1.7 million at October 1, 2011 and December 31, 2010, respectively, could also become immediately due and payable if such cross-default is not waived. As a result, the Company has also reclassified the long-term portion of this additional indebtedness of approximately $0.2 million and $0.9 million as a current liability on its consolidated balance sheet at October 1, 2011 and December 31, 2010, respectively.

On October 28, 2011, we voluntarily repaid $25.0 million of outstanding borrowings under our ABL Facility and accordingly have classified such amount as current maturities of long-term debt in the accompanying unaudited condensed consolidated balance sheet.

(H)	COMMITMENTS AND CONTINGENCIES

The Company provides accruals for all direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed.

The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Company has recorded liabilities in relation to these indemnifications of approximately $5.5 million at October 1, 2011, of which approximately $2.3 million are recorded in accrued expenses and approximately $3.2 million are recorded in other long-term liabilities in the accompanying unaudited condensed consolidated balance sheet. At October 1, 2011, the undiscounted future payments related to these indemnifications are estimated to be approximately $6.1 million. At December 31, 2010, the Company had recorded liabilities in relation to these indemnifications of approximately $5.7 million, of which approximately $2.2 million was recorded in accrued expenses and approximately $3.5 million was recorded in other long-term liabilities in the accompanying condensed consolidated balance sheet.

The Company sells a number of products and offers a number of warranties including, in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at estimated fair value and is amortized over the life of the warranty and periodically reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary. As a result of this assessment, the Company increased its warranty liability by approximately $5.3 million in the third quarter of 2011, reducing net income by approximately $2.8 million, or approximately $0.18 per share, for the third quarter and first nine months of 2011.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Company’s combined short-term and long-term warranty liabilities during the third quarter of 2011 and 2010 are as follows:

	For the Third Quarter of
	2011	2010
	(Amounts in millions)

Balance, beginning of period	$55.5	$57.0
Warranties provided during period	6.7	9.0
Settlements made during period	(7.4)	(9.7)
Changes in liability estimate, including expirations and acquisitions	4.9	(3.1)

Balance, end of period	$59.7	$53.2

Changes in the Company’s combined short-term and long-term warranty liabilities during the first nine months of 2011 and 2010 are as follows:

	For the First Nine Months of
	2011	2010
	(Amounts in millions)

Balance, beginning of period	$55.9	$54.3
Warranties provided during period	20.0	21.8
Settlements made during period	(19.7)	(20.3)
Changes in liability estimate, including expirations and acquisitions	3.5	(2.6)

Balance, end of period	$59.7	$53.2

In the fourth quarter of 2009, two of the Company’s subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, the Company recognized net sales of approximately $35.7 million and $62.5 million during the third quarter and first nine months of 2011, respectively. The Company recognized net sales of approximately $34.2 million and $45.8 million relating to this customer during the third quarter and first nine months of 2010, respectively. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. The Company has determined that cash basis accounting treatment is appropriate for revenue recognition under this agreement. Accordingly, the Company has deferred revenue recognition on approximately $36.5 million and $9.2 million of net sales at October 1, 2011 and December 31, 2010, respectively, and recorded the cost basis of related inventory shipped of approximately $23.0 million and $6.5 million at October 1, 2011 and December 31, 2010, respectively, in other current assets in the accompanying unaudited condensed consolidated balance sheet. In addition, included in inventory is approximately $6.7 million and $6.1 million at October 1, 2011 and December 31, 2010, respectively, of inventory related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, the Company recorded loss contingency reserves of approximately $2.0 million as a reduction to other current assets during the first nine months of 2010.

The customer has made approximately $27.3 million of payments through December 5, 2011 in the fourth quarter of 2011, including approximately $13.3 million of delinquent payments that were scheduled to be received in the third quarter of 2011. In the fourth quarter, the customer notified the Company of a product recall issue related to certain products that the Company provided to the customer who in turn sold such products to third parties. The Company is in the process of negotiating a resolution of this and other contractual terms in the customer agreement. These negotiations have not been completed and, accordingly, the Company has recorded a warranty reserve of approximately $6.0 million, representing the Company’s best estimate of the amount that may be ultimately due for the product recall as of October 1, 2011. The Company made an approximate $2.9 million progress payment to the customer for the product recall in the fourth quarter of 2011.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the customer has continued to make payments, the customer failed to make scheduled payments totaling approximately $6.0 million through December 5, 2011, with an additional $3.1 million of payments scheduled for the remainder of the fourth quarter 2011. The customer has indicated that failure to make scheduled payments was due to a delay in the receipt of payments owed to them from their major customer. The Company’s customer has been formally notified of the delinquent payments, and it is the Company’s belief that there is no dispute by the customer over the amounts due based on the Company’s correspondence and discussions with the customer. The customer has since made a payment in the fourth quarter of 2011 of approximately $7.1 million and has withheld approximately $1.3 million of payments pending resolution of amounts owed by the Company for the product recall issue noted above. The Company has collected all remaining amounts recorded in the consolidated balance sheet as of October 1, 2011.

There can be no assurances that the Company will be able to complete its negotiations with this customer or that the customer will bring its account current and resume making payments according to terms if the negotiations are not completed. As such, it is possible that the Company may be required to record additional reserves and may have reduced sales and cost of sales from what would have otherwise been recorded in the fourth quarter of 2011 related to this customer relationship. The Company will continue to closely monitor the situation with this customer.

As the Company records revenue on the cash basis of accounting for this customer, the failure of the Company to receive scheduled payments resulted in a corresponding reduction to revenue and cost of goods sold in the Company’s third quarter 2011 operating results. If the customer brings its account current and makes all other scheduled payments in the fourth quarter of 2011, then sales and cost of sales will be higher than what would otherwise have been recorded in the fourth quarter of 2011.

The Company is subject to other contingencies, including legal proceedings and claims, arising out of its businesses that cover a wide range of matters including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

The Company has undertaken several voluntary product recalls and reworks over the past several years. Additional product recalls and reworks could result in material costs. Many of the Company’s products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. Any recalls or reworks may adversely affect the Company’s reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on its financial condition, results of operations and cash flows.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, warranty, product liability, environmental liabilities and product recalls, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. It is possible, however, that results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes that are not within the Company’s control.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(I)	FAIR VALUE

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosures. The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs utilize inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, allowing for situations where there is little, if any, market activity for the asset or liability.

Measured on a Recurring Basis

Restricted Investments and Marketable Securities (Level 1) — The fair value of investments is based on quoted market prices. The fair value of investments was not materially different from their cost basis at October 1, 2011 or December 31, 2010.

Financial Instruments Not Recorded at Fair Value

The carrying value and fair values of financial instruments not recorded at fair value in the condensed consolidated balance sheets as of October 1, 2011 and December 31, 2010 were as follows:

Cash and Trade Receivables — Cash and trade receivables are carried at their cost which approximates fair value because of their short-term nature.

Long-Term Debt — At October 1, 2011, the fair value of the Company’s long-term indebtedness was approximately $108.8 million lower than the amount on the Company’s accompanying unaudited condensed consolidated balance sheet, before unamortized discount of approximately $17.0 million. At December 31, 2010, the fair value of the Company’s long-term indebtedness was approximately $57.1 million higher than the amount on the Company’s accompanying unaudited condensed consolidated balance sheet, before unamortized discount of approximately $2.0 million. The Company determined the fair market value of its 10% Notes and 8.5% Notes using available market quotes. For the Company’s remaining outstanding indebtedness (including outstanding borrowings under the ABL Facility and Term Loan Facility), the Company assumed that the carrying value of such indebtedness approximated the fair value based upon the variable interest rates associated with certain of these debt obligations and the Company’s estimated credit risk.

(J)	PENSION, PROFIT SHARING & OTHER POST-RETIREMENT BENEFITS

The Company and its subsidiaries have various pension plans, supplemental retirement plans for certain officers, profit sharing and other post-retirement benefit plans requiring contributions to qualified trusts and union administered funds.

Pension and profit sharing expense charged to operations aggregated approximately $1.1 million and $1.3 million for the third quarter of 2011 and 2010, respectively, and aggregated approximately $3.8 million and $3.2 million for the first nine months of 2011 and 2010, respectively.

The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. At October 1, 2011, the Company estimated that approximately

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$7.4 million would be contributed to the Company’s defined benefit pension plans in 2011, of which approximately $5.8 million was contributed through the first nine months of 2011.

The Company’s unaudited net periodic (income) benefit cost for its defined benefit plans for the third quarter of 2011 and 2010 consists of the following components:

	For the Third Quarter of
	2011	2010
	(Dollar amounts in millions)

Service cost	$0.1	$0.1
Interest cost	2.1	2.2
Expected return on plan assets	(2.3)	(2.1)

Net periodic (income) benefit cost	$(0.1)	$0.2

The Company’s unaudited net periodic (income) benefit cost for its defined benefit plans for the first nine months of 2011 and 2010 consists of the following components:

	For the First Nine Months of
	2011	2010
	(Dollar amounts in millions)

Service cost	$0.3	$0.3
Interest cost	6.4	6.6
Expected return on plan assets	(7.0)	(6.3)

Net periodic (income) benefit cost	$(0.3)	$0.6

The Company’s unaudited net periodic benefit cost, consisting solely of interest costs, for its post-retirement health benefit plan for the first nine months of 2010 was approximately $0.2 million. There were no periodic benefit costs for the Company’s post-retirement health benefit plan for the third quarter and first nine months of 2011 or the third quarter of 2010.

(K)	EXIT AND DISPOSAL ACTIVITIES

The Company has initiated various exit and disposal activities including, but not limited to, the following matters.

During 2010, the Company announced the formation of its new audio/visual control company within the TECH segment called The AVC Group, LLC (“The AVC Group”). Upon the formation of The AVC Group, the operations of Niles Audio Corporation, Elan Home Systems, L.L.C. and Xantech LLC were combined to improve the overall operational efficiencies of these companies. In conjunction with the formation of The AVC Group, the Company is in the process of consolidating and shutting down certain of its facilities and, as a result, recorded net expenses within selling, general and administrative expense, net (“SG&A”) of approximately $0.4 million for the first nine months of 2011 consisting of severance and other expenses. During 2010, the Company recorded approximately $2.8 million (of which approximately $2.6 million was recorded within SG&A) of severance and other expenses related to this activity, of which approximately $0.4 million was recorded in SG&A in the third quarter of 2010. The Company does not anticipate recording any additional expenses related to severance or other costs associated with this activity.

In addition, the Company is in the process of restructuring its Aigis Mechtronics, Inc. (“Aigis”) and Lite Touch, Inc. (“Lite Touch”) facilities within the TECH segment. As a result, during the third quarter and first nine months of 2011, the Company recorded expenses of approximately $0.2 million (of which approximately $0.1 million was recorded within SG&A) and $0.8 million (of which approximately $0.6 million was recorded

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

within SG&A), respectively, related to severance and other costs. The Company anticipates recording additional expenses associated with the restructuring of Aigis and Lite Touch of approximately $0.3 million through the fourth quarter of 2011.

In February 2011, management approved an initial plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best, and during the third quarter of 2011, our Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best. During the third quarter and first nine months of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.1 million and $0.6 million, respectively, related to severance and other costs. The Company also recorded additional severance costs of approximately $0.4 million and $1.7 million within cost of products sold (“COGS”) during the third quarter and first nine months of 2011, respectively. In the fourth quarter of 2011, the Company transferred certain operations from Italy to Poland in accordance with the plan and has reached a tentative agreement with the union regarding severance benefits, subject to the approval of 100% of the terminated employees. The Company anticipates recording additional expenses of between approximately $10 million and $13 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

The following table sets forth exit and disposal activity in accordance with ASC 420, “Exit or Disposal Cost Obligations” (“ASC 420”) in the accompanying unaudited condensed consolidated statement of operations for the first nine months of 2011:

			Payments
	Balance		and Asset		Balance
	12/31/10	Provision	Write Downs	Other	10/1/11
	(Amounts in millions)

Employee Separation Expenses:
SG&A	$2.0	$1.6	$(3.1)	$(0.1)	$0.4
COGS	0.1	2.2	(1.9)	—	0.4

Total Employee Separation Expenses	2.1	3.8	(5.0)	(0.1)	0.8

Other Costs and Expenses:
SG&A	0.9	0.5	(1.1)	—	0.3
COGS	—	0.1	(0.1)	—	—

Total Other Costs and Expenses	0.9	0.6	(1.2)	—	0.3

Total Restructuring Activity:
SG&A	2.9	2.1	(4.2)	(0.1)	0.7
COGS	0.1	2.3	(2.0)	—	0.4

	$3.0	$4.4	$(6.2)	$(0.1)	$1.1

Employee separation expenses are comprised of severance, vacation, outplacement and retention bonus payments. Other costs include expenses associated with asset write-downs, terminating other contractual arrangements, costs to prepare facilities for closure, and costs to move equipment and products to other facilities.

(L)	RETIREMENT OF RICHARD L. BREADY

On June 30, 2011, the Company announced that Richard L. Bready planned to retire from the positions of Chairman of the Board of Directors, President and Chief Executive Officer of the Company, effective as of July 1, 2011 (the “Retirement Date”).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the terms of his existing employment agreement and by agreement dated June 30, 2011 (the “Separation Agreement”), and in consideration for the observation by Mr. Bready of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, a non-disparagement covenant, and his agreement to provide certain consulting and transition services to the Company in connection with his retirement from the Company, Mr. Bready will receive: (i) a severance payment of $5,250,000, payable over 18 months in equal installments; (ii) a lump sum payment of $1,000,000 in lieu of the lifetime health and medical coverage which would have been due under Mr. Bready’s existing employment agreement, with a tax gross-up; (iii) approximately $750,000, payable over 18 months in equal installments in respect of certain perquisites set forth in Mr. Bready’s employment agreement. Due to the requirements of Section 409A of the Internal Revenue Code of 1986, and pursuant to Company policy, the cash payments noted above that are due to Mr. Bready in connection with his separation from service will delayed for a period of six months. All unvested equity awards held by Mr. Bready as of the Retirement Date were forfeited, except that half of his stock options that would have vested later this year were deemed vested. Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from the Retirement Date or (ii) the expiration date of the stock options.

As a result, the Company recorded approximately $0.2 million and $8.7 million of severance expense within SG&A during the third quarter and first nine months of 2011, respectively, related to the Separation Agreement.

(M)	GUARANTOR FINANCIAL STATEMENTS

Nortek’s 10% Notes and 8.5% Notes are guaranteed by each of Nortek’s current and future domestic subsidiaries that guarantee Nortek’s obligations under its senior secured credit facilities (the “Guarantors”). The Guarantors are wholly-owned either directly or indirectly by Nortek and jointly and severally guarantee Nortek’s obligations under the 10% Notes and 8.5% Notes. None of Nortek’s foreign subsidiaries guarantee the 10% Notes and 8.5% Notes.

Consolidating balance sheets related to Nortek, the Guarantors and non-Guarantor subsidiaries as of October 1, 2011 and December 31, 2010 and the related consolidating statements of operations and cash flows for the third quarter and first nine months ended October 1, 2011 and October 2, 2010 are reflected below in order to comply with the reporting requirements for guarantor subsidiaries.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet as of October 1, 2011

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$22.9	$9.4	$24.9	$—	$57.2
Restricted cash	—	—	0.1	—	0.1
Accounts receivable, less allowances	—	203.1	82.0	—	285.1
Intercompany receivables (payables)	1.6	(20.4)	18.8	—	—
Inventories, net	—	253.4	79.5	(3.9)	329.0
Prepaid expenses	1.1	11.4	5.4	—	17.9
Other current assets	1.6	33.9	9.2	(3.3)	41.4
Prepaid income taxes	4.0	13.7	0.7	—	18.4

Total current assets	31.2	504.5	220.6	(7.2)	749.1

Property and Equipment, at Cost:
Total property and equipment, net	0.5	145.7	71.3	—	217.5

Other Long-term Assets:
Investment in subsidiaries and long-term receivable from (to) subsidiaries	1,236.9	96.5	(43.8)	(1,289.6)	—
Goodwill	—	289.6	15.1	—	304.7
Intangible assets, less accumulated amortization	—	632.4	38.0	—	670.4
Other assets	25.0	18.8	0.5	—	44.3

Total other long-term assets	1,261.9	1,037.3	9.8	(1,289.6)	1,019.4

Total assets	$1,293.6	$1,687.5	$301.7	$(1,296.8)	$1,986.0

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT):
Current Liabilities:
Notes payable and other short-term obligations	$—	$—	$2.1	$—	$2.1
Current maturities of long-term debt	28.5	3.3	1.9	—	33.7
Long-term debt	—	—	0.2	—	0.2
Accounts payable	0.9	81.6	88.1	—	170.6
Accrued expenses and taxes, net	40.0	142.3	48.0	—	230.3

Total current liabilities	69.4	227.2	140.3	—	436.9

Other Liabilities:
Deferred income taxes	(35.6)	154.4	9.5	(2.7)	125.6
Other long-term liabilities	43.2	115.8	16.0	—	175.0

	7.6	270.2	25.5	(2.7)	300.6

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,115.0	14.9	17.0	—	1,146.9

Stockholder’s investment (deficit)	101.6	1,175.2	118.9	(1,294.1)	101.6

Total liabilities and stockholder’s investment (deficit)	$1,293.6	$1,687.5	$301.7	$(1,296.8)	$1,986.0

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet as of December 31, 2010

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$16.0	$21.3	$20.4	$—	$57.7
Restricted cash	—	—	0.1	—	0.1
Accounts receivable, less allowances	—	203.6	77.2	—	280.8
Intercompany receivables (payables)	1.4	(27.4)	26.0	—	—
Inventories, net	—	241.1	75.9	(3.5)	313.5
Prepaid expenses	2.4	9.0	4.5	—	15.9
Other current assets	6.3	18.7	8.2	(0.9)	32.3
Prepaid income taxes	6.1	9.1	1.7	—	16.9

Total current assets	32.2	475.4	214.0	(4.4)	717.2

Property and Equipment, at Cost:
Total property and equipment, net	0.6	157.1	77.8	—	235.5

Other Long-term Assets:
Investment in subsidiaries and long-term receivable from (to) subsidiaries	1,236.6	132.9	(20.8)	(1,348.7)	—
Goodwill	—	280.1	12.0	—	292.1
Intangible assets, less accumulated amortization	—	663.6	31.4	—	695.0
Other assets	16.3	14.2	0.8	—	31.3

Total other long-term assets	1,252.9	1,090.8	23.4	(1,348.7)	1,018.4

Total assets	$1,285.7	$1,723.3	$315.2	$(1,353.1)	$1,971.1

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT):
Current Liabilities:
Notes payable and other short-term obligations	$—	$—	$8.6	$—	$8.6
Current maturities of long-term debt	—	5.0	2.7	—	7.7
Long-term debt	—	—	1.5	—	1.5
Accounts payable	4.0	83.9	87.8	—	175.7
Accrued expenses and taxes, net	19.3	123.9	50.0	—	193.2

Total current liabilities	23.3	212.8	150.6	—	386.7

Other Liabilities:
Deferred income taxes	(12.8)	153.5	13.7	(1.7)	152.7
Other long-term liabilities	38.0	116.2	16.9	—	171.1

	25.2	269.7	30.6	(1.7)	323.8

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,078.4	13.2	10.2	—	1,101.8

Stockholder’s investment (deficit)	158.8	1,227.6	123.8	(1,351.4)	158.8

Total liabilities and stockholder’s investment (deficit)	$1,285.7	$1,723.3	$315.2	$(1,353.1)	$1,971.1

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the third quarter ended October 1, 2011

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

Net Sales	$—	$446.0	$170.3	$(64.5)	$551.8

Costs and expenses:
Costs of products sold	—	330.9	145.3	(66.6)	409.6
Selling, general and administrative expenses, net	8.3	83.7	25.1	—	117.1
Amortization of intangible assets	—	10.2	0.9	—	11.1

	8.3	424.8	171.3	(66.6)	537.8

Operating (loss) earnings	(8.3)	21.2	(1.0)	2.1	14.0
Interest expense	(23.8)	(0.5)	(0.3)	—	(24.6)

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(32.1)	20.7	(1.3)	2.1	(10.6)
Charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	21.5	(17.7)	(0.1)	(3.7)	—

(Loss) earnings before (benefit) provision for income taxes	(10.6)	3.0	(1.4)	(1.6)	(10.6)
(Benefit) provision for income taxes	(8.5)	37.0	(4.3)	(32.7)	(8.5)

Net (loss) earnings	$(2.1)	$(34.0)	$2.9	$31.1	$(2.1)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the third quarter ended October 2, 2010

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

Net Sales	$—	$411.0	$120.4	$(34.8)	$496.6

Costs and expenses:
Costs of products sold	—	290.8	104.1	(33.5)	361.4
Selling, general and administrative expenses, net	6.0	77.6	16.5	—	100.1
Amortization of intangible assets	—	7.9	0.5	—	8.4

	6.0	376.3	121.1	(33.5)	469.9

Operating (loss) earnings	(6.0)	34.7	(0.7)	(1.3)	26.7
Interest expense	(22.0)	(0.3)	(0.6)	—	(22.9)
Investment income	—	0.1	—	—	0.1

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ earnings (loss) before income taxes	(28.0)	34.5	(1.3)	(1.3)	3.9
Charges and allocations to subsidiaries and equity in subsidiaries’ earnings (loss) before income taxes	31.9	(17.2)	(0.4)	(14.3)	—

Earnings (loss) before (benefit) provision
for income taxes	3.9	17.3	(1.7)	(15.6)	3.9
(Benefit) provision for income taxes	(5.9)	0.7	2.0	(2.7)	(5.9)

Net earnings (loss)	$9.8	$16.6	$(3.7)	$(12.9)	$9.8

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the first nine months ended October 1, 2011

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

Net Sales	$—	$1,292.2	$531.8	$(218.7)	$1,605.3

Costs and expenses:
Costs of products sold	—	940.2	459.2	(216.1)	1,183.3
Selling, general and administrative expenses, net	30.2	252.4	68.8	—	351.4
Amortization of intangible assets	—	32.0	1.9	—	33.9

	30.2	1,224.6	529.9	(216.1)	1,568.6

Operating (loss) earnings	(30.2)	67.6	1.9	(2.6)	36.7
Interest expense	(78.8)	(1.4)	(0.8)	—	(81.0)
Loss from debt retirement	(33.8)	——	—	—	(33.8)
Investment income	—	—	0.1	—	0.1

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(142.8)	66.2	1.2	(2.6)	(78.0)
Charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	64.8	(52.1)	—	(12.7)	—

(Loss) earnings before (benefit) provision for income taxes	(78.0)	14.1	1.2	(15.3)	(78.0)
(Benefit) provision for income taxes	(22.9)	31.9	5.8	(37.7)	(22.9)

Net (loss) earnings	$(55.1)	$(17.8)	$(4.6)	$22.4	$(55.1)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations
For the first nine months ended October 2, 2010

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

Net Sales	$—	$1,183.0	$378.5	$(125.0)	$1,436.5

Costs and expenses:
Costs of products sold	—	854.7	318.4	(121.6)	1,051.5
Selling, general and administrative expenses, net	19.5	224.0	54.5	—	298.0
Amortization of intangible assets	—	26.2	2.8	—	29.0

	19.5	1,104.9	375.7	(121.6)	1,378.5

Operating (loss) earnings	(19.5)	78.1	2.8	(3.4)	58.0
Interest expense	(67.1)	(1.5)	(1.3)	—	(69.9)
Investment income	—	0.1	—	—	0.1

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(86.6)	76.7	1.5	(3.4)	(11.8)
Charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	74.8	(47.8)	(0.4)	(26.6)	—

(Loss) earnings before (benefit) provision for income taxes	(11.8)	28.9	1.1	(30.0)	(11.8)
(Benefit) provision for income taxes	(8.5)	9.0	6.6	(15.6)	(8.5)

Net (loss) earnings	$(3.3)	$19.9	$(5.5)	$(14.4)	$(3.3)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Cash Flow Statement
For the first nine months ended October 1, 2011

		Guarantor	Non-Guarantor	Nortek
	Parent	Subsidiaries	Subsidiaries	Consolidated
	(Dollar amounts in millions)

Cash Flows from operating activities:
Net cash (used in) provided by operating activities	$(72.9)	$97.3	$9.4	$33.8
Cash Flows from investing activities:
Capital expenditures	(0.1)	(10.9)	(2.9)	(13.9)
Net cash paid for businesses acquired	(5.8)	(25.1)	—	(30.9)
Investment in joint venture	—	(5.3)	—	(5.3)
Proceeds from the sale of property and equipment	0.1	0.5	—	0.6
Change in restricted cash and investments	—	0.2	—	0.2
Other, net	—	0.2	—	0.2

Net cash used in investing activities	(5.8)	(40.4)	(2.9)	(49.1)

Cash Flows from financing activities:
Increase in borrowings	50.0	5.3	25.3	80.6
Payment of borrowings	(66.8)	(5.2)	(27.3)	(99.3)
Sale of the 8.5% Senior Notes due 2021	500.0	—	—	500.0
Net proceeds from borrowings under the Term Loan Facility	348.2	—	—	348.2
Redemption of the 11% Senior Secured Notes due 2013	(753.3)	—	—	(753.3)
Long-term intercompany advance	68.9	(68.9)	—	—
Fees paid in connection with new debt facilities	(58.7)	—	—	(58.7)
Payment of minimum withholding taxes in connection with vesting of restricted stock	(2.7)	—	—	(2.7)

Net cash provided by (used in) financing activities	85.6	(68.8)	(2.0)	14.8

Net change in unrestricted cash and cash equivalents	6.9	(11.9)	4.5	(0.5)
Unrestricted cash and cash equivalents at the beginning of the period	16.0	21.3	20.4	57.7

Unrestricted cash and cash equivalents at the end of the period	$22.9	$9.4	$24.9	$57.2

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Cash Flow Statement
For the first nine months ended October 2, 2010

		Guarantor	Non-Guarantor	Nortek
	Parent	Subsidiaries	Subsidiaries	Consolidated
	(Dollar amounts in millions)

Cash Flows from operating activities:
Net cash (used in) provided by operating activities	$(66.2)	$138.5	$2.2	$74.5
Cash Flows from investing activities:
Capital expenditures	(0.2)	(9.2)	(3.2)	(12.6)
Net cash paid for businesses acquired	—	(9.2)	—	(9.2)
Proceeds from the sale of property and equipment	—	0.1	0.4	0.5
Change in restricted cash and investments	0.1	0.7	0.4	1.2
Intercompany dividend (received from) paid by subsidiaries	10.8	4.2	(15.0)	—
Other, net	—	(0.1)	0.1	—

Net cash provided by (used in) investing activities	10.7	(13.5)	(17.3)	(20.1)

Cash Flows from financing activities:
Increase in borrowings	—	—	47.9	47.9
Payment of borrowings	(90.0)	(1.6)	(46.4)	(138.0)
Long-term intercompany advance	124.1	(124.1)	—	—
Other, net	(0.8)	0.1	—	(0.7)

Net cash provided by (used in) financing activities	33.3	(125.6)	1.5	(90.8)

Net change in unrestricted cash and cash equivalents	(22.2)	(0.6)	(13.6)	(36.4)
Unrestricted cash and cash equivalents at the beginning of the period	43.6	11.4	34.6	89.6

Unrestricted cash and cash equivalents at the end of the period	$21.4	$10.8	$21.0	$53.2

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

			Predecessor
	Successor		Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Amounts in millions, except shares and per share data)
Net Sales	$1,899.3	$44.0	$1,763.9	$2,269.7

Costs and Expenses:
Cost of products sold	1,391.8	35.2	1,266.0	1,673.5
Selling, general and administrative expense, net	399.9	8.5	372.6	468.0
Pre-petition reorganization items (Note 3)	—	—	22.5	—
Goodwill impairment charge (Note 4)	—	—	284.0	710.0
Amortization of intangible assets	37.0	1.5	22.2	28.2

	1,828.7	45.2	1,967.3	2,879.7

Operating earnings (loss)	70.6	(1.2)	(203.4)	(610.0)
Interest expense (contractual interest expense was approximately $145.9 million for the Predecessor period from January 1, 2009 to December 19, 2009, see Note 3)	(95.7)	(3.6)	(135.6)	(134.7)
Loss from debt retirement (Note 8)	—	—	—	(9.9)
Investment income	0.1	—	0.2	0.8

Loss before gain on reorganization items, net	(25.0)	(4.8)	(338.8)	(753.8)
Gain on reorganization items, net (Note 3)	—	—	619.1	—

(Loss) earnings before (benefit) provision for income taxes	(25.0)	(4.8)	280.3	(753.8)
(Benefit) provision for income taxes	(11.6)	(1.4)	85.0	26.9

Net (loss) earnings	$(13.4)	$(3.4)	$195.3	$(780.7)

Basic (Loss) Earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

Diluted (Loss) Earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

Weighted Average Common Shares:
Basic	15,000,000	15,000,000	3,000	3,000
Diluted	15,000,000	15,000,000	3,000	3,000

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Successor
	December 31,	December 31,
	2010	2009
	(Dollar amounts in millions)

ASSETS
Current Assets:
Unrestricted cash and cash equivalents	$57.7	$89.6
Restricted cash	0.1	1.3
Accounts receivable, less allowances of $4.9 million and $0, respectively	280.8	249.1
Inventories:
Raw materials	92.9	72.9
Work in process	24.3	25.6
Finished goods	196.3	174.7

	313.5	273.2

Prepaid expenses	15.9	18.0
Other current assets	13.8	7.7
Tax refunds receivable	18.5	5.8
Prepaid income taxes	16.9	25.4

Total current assets	717.2	670.1

Property and Equipment, at Cost:
Land	18.2	18.5
Buildings and improvements	76.0	72.8
Machinery and equipment	185.4	155.8

	279.6	247.1
Less accumulated depreciation	44.1	2.2

Total property and equipment, net	235.5	244.9

Other Assets:
Goodwill (Notes 3 and 4)	292.1	154.8
Intangible assets, less accumulated amortization of $38.2 million and $1.5 million, respectively (Notes 3 and 4)	695.0	536.6
Deferred debt expense	12.2	4.1
Restricted investments and marketable securities	2.4	2.4
Other assets	16.7	6.0

	1,018.4	703.9

Total Assets	$1,971.1	$1,618.9

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET — (Continued)

	Successor
	December 31, 2010	December 31, 2009
	(Dollar amounts in millions, except shares data)

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Notes payable and other short-term obligations	$8.6	$13.4
Current maturities of long-term debt	7.7	32.4
Long-term debt (Note 8)	1.5	4.1
Accounts payable	175.7	124.5
Accrued expenses and taxes, net	193.2	174.9

Total current liabilities	386.7	349.3

Other Liabilities:
Deferred income taxes	152.7	112.6
Other	171.1	151.5

	323.8	264.1

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,101.8	835.4

Commitments and Contingencies (Note 11)
Stockholders’ Investment:
Preferred stock, $0.01 par value, 10,000,000 authorized shares; none issued and outstanding at December 31, 2010 and 2009	—	—
Common stock, $0.01 par value, 90,000,000 authorized shares; 15,000,000 shares issued and outstanding at December 31, 2010 and 2009	0.1	0.1
Additional paid-in capital	174.7	171.9
Accumulated deficit	(16.8)	(3.4)
Accumulated other comprehensive income	0.8	1.5

Total stockholders’ investment	158.8	170.1

Total Liabilities and Stockholders’ Investment	$1,971.1	$1,618.9

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

			Predecessor
	Successor		Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Amounts in millions)
Cash Flows from operating activities:
Net (loss) earnings	$(13.4)	$(3.4)	$195.3	$(780.7)

Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization expense	91.7	6.2	57.7	68.6
Non-cash interest expense, net	2.1	—	45.5	8.3
Gain on settlement of liabilities subject to compromise	—	—	(539.9)	—
Elimination of Predecessor deferred debt expense and debt discount	—	—	42.6	—
Non-cash fresh-start accounting adjustments	—	—	(131.0)	—
Non-cash goodwill impairment charge	—	—	284.0	710.0
Non-cash write-down of foreign subsidiaries	—	—	2.8	3.3
Loss from debt retirement	—	—	—	9.9
Non-cash share-based compensation expense	2.8	—	0.1	0.1
(Gain) loss on sale of property and equipment	(0.2)	—	—	(2.7)
Deferred federal income tax (benefit) provision	(18.8)	(1.3)	65.2	11.1
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable, net	(9.6)	13.4	(0.4)	47.4
Inventories	(23.4)	5.6	44.9	5.6
Prepaid and other current assets	2.8	3.9	(13.5)	1.1
Accounts payable	22.5	(13.1)	(12.5)	(33.7)
Accrued expenses and taxes	(4.0)	(3.7)	(14.0)	1.6
Long-term assets, liabilities and other, net	(5.6)	(0.8)	(5.4)	4.5

Total adjustments to net (loss) earnings	60.3	10.2	(173.9)	835.1

Net cash provided by operating activities	$46.9	$6.8	$21.4	$54.4

Cash Flows from investing activities:
Capital expenditures	$(19.8)	$(0.5)	$(17.9)	$(25.4)
Net cash paid for businesses acquired	(285.2)	—	(14.1)	(32.7)
Proceeds from the sale of property and equipment	0.4	—	2.2	8.5
Change in restricted cash and investments	1.2	0.6	(1.2)	0.3
Other, net	—	(0.2)	(2.9)	(1.9)

Net cash used in investing activities	$(303.4)	$(0.1)	$(33.9)	$(51.2)

Cash Flows from financing activities:
Increase in borrowings	$133.1	$0.3	$64.7	$279.4
Payment of borrowings	(149.1)	(4.1)	(143.8)	(111.0)
Net proceeds from the sale of the 10% Senior Unsecured Notes due 2018	250.0	—	—	—
Net proceeds from the sale of the 10% Senior Secured Notes due 2013	—	—	—	742.2
Redemption of the senior secured credit facility	—	—	—	(755.5)
Fees paid in connection with debt facilities	(9.5)	—	(4.1)	(33.8)
Equity investment by Nortek Holdings, Inc.	—	—	—	4.2
Other, net	0.1	—	0.2	0.1

Net cash provided by (used in) financing activities	224.6	(3.8)	(83.0)	125.6

Net change in unrestricted cash and cash equivalents	(31.9)	2.9	(95.5)	128.8
Unrestricted cash and cash equivalents at the beginning of the period	89.6	86.7	182.2	53.4

Unrestricted cash and cash equivalents at the end of the period	$57.7	$89.6	$86.7	$182.2

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT
For the Year Ended December 31, 2010

	Successor
				Accumulated
		Additional		Other
	Common	Paid-In	Accumulated	Comprehensive	Comprehensive
	Stock	Capital	Deficit	Income (Loss)	(Loss) Income
	(Amounts in millions)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5	$—
Net loss	—	—	(13.4)	—	(13.4)
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	1.6	1.6
Pension liability adjustment, net of a tax benefit of $0.9 million	—	—	—	(2.3)	(2.3)

Comprehensive loss					$(14.1)

Share-based compensation expense	—	2.8	—	—

Balance, December 31, 2010	$0.1	$174.7	$(16.8)	$0.8

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT
For the Period from December 20, 2009 to December 31, 2009

	Successor
			Retained	Accumulated
		Additional	Earnings	Other
	Common	Paid-In	(Accumulated	Comprehensive	Comprehensive
	Stock	Capital	Deficit)	Income	(Loss) Income
	(Amounts in millions)

Balance, December 20, 2009	$0.1	$171.9	$—	$—	$—
Net loss	—	—	(3.4)	—	(3.4)
Other comprehensive income:
Currency translation adjustment	—	—	—	0.7	0.7
Pension liability adjustment, net of tax provision of $0.3 million	—	—	—	0.8	0.8

Comprehensive loss					$(1.9)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Period from January 1, 2009 to December 19, 2009

			(Accumulated	Accumulated
		Additional	Deficit)	Other
	Common	Paid-In	Retained	Comprehensive	Comprehensive
	Stock	Capital	Earnings	(Loss) Income	Income
	(Amounts in millions)

Balance, December 31, 2008 — Predecessor	$—	$416.7	$(612.1)	$(24.4)	$—
Net earnings (Restated) (Note 3)	—	—	195.3	—	195.3
Other comprehensive income:
Currency translation adjustment	—	—	—	8.0	8.0
Pension liability adjustment, net of tax provision of $1.8 million	—	—	—	4.8	4.8

Comprehensive income (Restated)					$208.1

Share-based compensation expense	—	0.1	—	—
Elimination of historical equity (Restated)	—	(416.8)	416.8	11.6

Balance, December 19, 2009 — Predecessor	—	—	—	—
Issuance of 15,000,000 shares of common stock in connection with the emergence from Chapter 11	0.1	171.9	—	—
Issuance of 789,474 warrants in connection with the emergence from Chapter 11	—	—	—	—

Balance, December 20, 2009 — Successor	$0.1	$171.9	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Year Ended December 31, 2008

	Predecessor
		Retained	Accumulated
	Additional	Earnings	Other
	Paid-In	(Accumulated	Comprehensive	Comprehensive
	Capital	Deficit)	Income (Loss)	Loss
	(Amounts in millions)

Balance, December 31, 2007	$412.4	$168.6	$37.7	$—
Net loss	—	(780.7)	—	(780.7)
Other comprehensive loss:
Currency translation adjustment	—	—	(25.7)	(25.7)
Pension liability adjustment	—	—	(36.4)	(36.4)

Comprehensive loss				$(842.8)

Capital contribution from parent	4.2	—	—
Share-based compensation expense	0.1	—	—

Balance, December 31, 2008	$416.7	$(612.1)	$(24.4)

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

1.	BASIS OF PRESENTATION

Nortek, Inc. (“Nortek”) and all of its wholly-owned subsidiaries, collectively the “Company”, is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments (see Note 12, “Segment Information and Concentration of Credit Risk”). Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy proceedings under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”). In connection with the Company’s emergence from bankruptcy, as discussed further in Note 2, “Reorganization under Chapter 11 and Current Capital Structure”, the Company adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification (“ASC”) 852, “Reorganization” (“ASC 852”). The Company selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to the Company’s financial condition or results of operations for the periods presented. ASC 852 requires the implementation of fresh-start reporting if the reorganization value of the assets of the entity that emerges from Chapter 11 is less than the sum of the post-petition liabilities and allowed claims, and holders of voting shares immediately before confirmation of the plan of reorganization receive less than 50 percent of the voting shares of the emerging entity. Under fresh-start reporting a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values.

Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings are not comparable to the consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings. References to the “Successor” refer to the Company subsequent to the fresh-start reporting date and references to the “Predecessor” refer to the Company prior to the fresh-start reporting date.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the reorganization proceedings and transactions and events associated with the ongoing operations of the business, as well as additional disclosures. Effective October 21, 2009, expenses, gains and losses directly associated with the reorganization proceedings are reported as gain on reorganization items, net in the accompanying consolidated statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009. The “Company,” when used in reference to the period subsequent to emergence from Chapter 11 bankruptcy proceedings, refers to the Successor, and when used in reference to periods prior to emergence from Chapter 11 bankruptcy proceedings, refers to the Predecessor. In addition, results for the period from December 20, 2009 to December 31, 2009 are referred to as the “2009 Successor Period”, and results for the period from January 1, 2009 to December 19, 2009 are referred to as the “2009 Predecessor Period”. For further information regarding the Company’s filing under and emergence from Chapter 11 bankruptcy proceedings and the adoption of fresh-start accounting, see Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, and Note 3, “Fresh-Start Accounting (Restated)”.

The accompanying Successor and Predecessor consolidated financial statements reflect the financial position, results of operations and cash flows of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. For the year ended December 31, 2010, this includes reclassifications to other current assets, other assets, accrued expenses and taxes, net and other liabilities related to expected insurance reimbursements. The Company believes that these

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

reclassifications were not material to the consolidated financial statements at December 31, 2010 and accordingly, has not reclassified the balance sheet as of December 31, 2009.

2.	REORGANIZATION UNDER CHAPTER 11 AND CURRENT CAPITAL STRUCTURE

On December 17, 2009, the Company successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize the Company’s capital structure while allowing it to continue to operate its business. The Reorganization was necessary because it was determined that the Company would be unable to operate its business and meet its debt obligations under its pre-Reorganization capital structure.

As a result of the Reorganization, approximately $1.3 billion of debt was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy as a reorganized company with a new capital structure.

The Company’s capital structure at December 31, 2010 consists of the following:

•	ABL Facility. In December 2010, the Company amended and restated its $300.0 million asset-based revolving credit facility (the “ABL Facility”) to, among other things, lower the interest rates payable by the Company and amend certain provisions to provide Nortek with more flexibility.

•	10% Senior Unsecured Notes due 2018. In November 2010, the Company issued a total principal amount of $250.0 million in 10% Senior Unsecured Notes due 2018 (the “10% Notes”) to initial purchasers who then resold the 10% Notes to certain institutional investors.

•	11% Senior Secured Notes due 2013. On the Effective Date, the Company issued a total principal amount of $753.3 million in 11% Senior Secured Notes due 2013 (the “11% Notes”) to certain of its pre-Reorganization creditors.

•	Common Stock and Warrants. On the Effective Date, the Company issued 15,000,000 shares of common stock, par value $0.01 per share and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to certain of its pre-Reorganization creditors, including certain of its directors and executive officers.

•	Restricted Stock. On the Effective Date, the Company granted 710,731 shares of restricted common stock. In addition, during 2010 the Company issued 2,000 shares of restricted stock and 11,750 shares of restricted stock were forfeited. These shares were issued to certain of the Company’s executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the applicable award agreement, for each of the Company’s 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On the Effective Date, the Company granted options to purchase 710,731 shares of common stock each at an exercise price of $17.50 per share. In addition, during 2010 the Company granted options to purchase 92,000 shares of common stock at exercise prices ranging from $17.50 to $41.00 and options to purchase 21,750 shares of common stock were forfeited. These stock options were issued to certain of the Company’s executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

For further information regarding the 11% Notes, 10% Notes and ABL Facility, see Note 8, “Notes, Mortgage Notes and Obligations Payable”. For further information regarding the Company’s restricted stock and options to purchase common stock, see Note 9, “Share-Based Compensation”.

Cancellation of Certain Pre-Petition Obligations

Under the Prepackaged Plans, the Company’s pre-petition equity and certain of its debt and other obligations were cancelled and extinguished, as follows:

•	The Predecessor’s common stock was extinguished, and no distributions were made to the Predecessor’s former shareholders;

•	The Predecessor’s 10% Notes, 8 1/2% Notes and 9 7/8% Notes were cancelled, and the indentures governing such debt securities were terminated (other than for purposes of allowing holders of each of the notes to receive distributions under the Prepackaged Plans and allowing the trustees to exercise certain rights);

•	The Predecessor’s pre-petition five-year $350.0 million senior secured asset-based revolving credit facility (the “Predecessor ABL Facility”) was paid in full and terminated; and

•	The Predecessor’s net intercompany accounts with its former parent entities were cancelled.

For further information regarding the resolution of the Company’s pre-petition liabilities in accordance with the Prepackaged Plans, see Note 3, “Fresh-Start Accounting (Restated) — Liabilities Subject to Compromise”, and Note 8, “Notes, Mortgage Notes and Obligations Payable”.

3.	FRESH-START ACCOUNTING (RESTATED)

The Company has restated its previously issued financial statements to reflect a change in the presentation of the cancellation of Predecessor stockholders’ investment (deficit) resulting from the Company’s emergence from bankruptcy and the application of fresh-start accounting. The restatement reduced the gain on reorganization items, net in the accompanying consolidated statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009 by approximately $416.8 million and reduced net (loss) earnings by the same amount for such period. The amounts in these consolidated financial statements reflect this restatement. As all Predecessor stockholders’ investment (deficit) was eliminated as a result of applying fresh-start accounting, neither the closing balance sheet of the Predecessor nor the opening balance sheet of the Successor were impacted by the restatement. Further, the restatement did not impact the Predecessor’s previously reported net cash provided by operating activities, or net cash used in investing or financing activities.

The following table shows the impact of the restatement on the statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009:

	As
	Previously
	Reported	Adjustment	As Restated
	(Amounts in millions)

Gain on reorganization items, net	$1,035.9	$(416.8)	$619.1
Earnings before provision for income taxes	697.1	(416.8)	280.3
Net earnings	612.1	(416.8)	195.3

The consolidated statement of stockholders’ investment (deficit) for the Predecessor period from January 1, 2009 to December 19, 2009 has been revised to reflect the presentation of the cancellation of Predecessor equity as a credit to (accumulated deficit) retained earnings, impacting the amounts reported as net earnings and elimination of Predecessor stockholders’ investment (deficit) in this statement. Additionally,

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

comprehensive income decreased by approximately $416.8 million to approximately $208.1 million from the previously reported amount of approximately $624.9 million as a result of the reduction in net earnings.

The restatement did not impact the Successor’s consolidated financial statements.

Reorganization Value

The Bankruptcy Court confirmed the Prepackaged Plans that included a range of enterprise values from $1.0 billion to $1.3 billion (the “Enterprise Value Range”) and a range of reorganized equity values from $172.0 million to $472.0 million (the “Equity Value Range”), as set forth in the disclosure statement relating to the Prepackaged Plans (the “Disclosure Statement”). The Enterprise Value Range was determined using a combination of three valuation methodologies, which included (i) comparable public company analysis, (ii) precedent transaction analysis and (iii) discounted cash flow analysis, to arrive at the overall Enterprise Value Range included in the Disclosure Statement. The Equity Value Range was determined by deducting the projected fair value of the Successor’s debt as of the Effective Date from the Enterprise Value Range to arrive at the overall Equity Value Range included in the Disclosure Statement.

The comparable public company analysis examined the value of comparable companies as a multiple of their key operating statistics and then applied a range of multiples to the projected 2009 and 2010 EBITDA of the Company, which were determined to be the most relevant operating statistics for analyzing the comparable companies. The range of multiples applied to 2009 EBITDA was 7.0x to 9.0x and for 2010 EBITDA was 6.0x to 8.0x. A key factor to the public company analysis was the selection of companies with relatively similar business and operational characteristics to the Company. The criteria for selecting comparable companies included, among other relevant characteristics, lines of business, key business drivers, growth prospects, maturity of businesses, market presence and brands, size and scale of operations.

The precedent transaction analysis estimated enterprise value by examining public merger and acquisition transactions that involve companies similar to Nortek. An analysis of the disclosed purchase price as a multiple of various operating statistics determined industry acquisition multiples for companies in similar lines of business to the Company. The transaction multiples were calculated based on the purchase price, including any debt assumed, paid to acquire companies that were comparable to the Company. The precedent transaction analysis used multiples based on the latest twelve months (“LTM”) EBITDA for analyzing the group of precedent transactions. The derived multiples were then applied to the Company’s LTM EBITDA to perform the precedent transaction analysis. The transaction multiples used ranged from 6.6x to 8.3x.

The discounted cash flow analysis discounted the expected future cash flows by a discount rate that was determined by estimating the average cost of debt and equity for the Company based upon the analysis of similar publicly traded companies. The discount rates used ranged from 13.0% to 15.0%. The discounted cash flow analysis included two components to the valuation. The first component was the calculation of the present value of the projected un-levered after-tax free cash flows for the years ending December 31, 2009 through December 31, 2014 and the second component was the present value of the terminal value of the cash flows, which was estimated by (i) assuming a perpetuity growth rate, which ranged from 2.0% to 4.0%, for the cash flows beyond the projection period or (ii) applying a terminal EBITDA multiple, which ranged from 6.0x to 8.0x, to the final period cash flows.

The Enterprise Value Range and Equity Value Range submitted to the Bankruptcy Court in the Disclosure Statement on October 21, 2009 were based on a variety of estimates and assumptions, including the projections of both EBITDA and free cash flow for future periods, EBITDA multiples, discount rates and terminal growth rates, among others. The Company considered the estimates and assumptions used to be reasonable although they are inherently subject to uncertainty and a wide variety of significant business, economic and competitive risks beyond the Company’s control. In addition, had the Company used different estimates and assumptions,

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

such different estimates and assumptions may have resulted in a material change to the Enterprise Value Range and the Equity Value Range. Accordingly, there can be no assurance that the estimates, assumptions and financial projections used to determine the Enterprise Value Range and the Equity Value Range will be realized and the actual results could be materially different.

The Company determined the reorganization value in accordance with fresh-start accounting under ASC 852 as follows:

(Amounts in millions)

Enterprise Value attributed to Nortek	$1,000.0
Plus: Estimated excess cash at Effective Date (excluding approximately $45.0 million used to repay the Predecessor ABL Facility at emergence)	61.2
Liabilities (excluding debt)	582.2

Reorganization value at Effective Date	1,643.4
Less: the 11% Notes	(753.3)
the ABL Facility	(90.0)
Subsidiary debt	(45.9)
Liabilities (excluding debt)	(582.2)

Equity Value of the New Common Stock	$172.0

Based on the general economic and market conditions in place as of the Effective Date and the above analysis, the Company determined that the low end of the Enterprise Value Range and Equity Value Range were the appropriate values to use in the determination of reorganization value. The Company used $45.0 million of available cash and $90.0 million borrowed under the ABL Facility to repay the Predecessor ABL Facility on the Effective Date. The Company estimated that an additional $61.2 million of excess cash would have been available for further debt reduction and therefore should be included in the determination of the reorganization value.

Adoption of Fresh-Start Accounting

Fresh-start accounting requires adjusting the historical net book value of assets and liabilities to fair value in accordance with ASC 805, “Business Combinations” (“ASC 805”). The Company’s estimates of fair value are inherently subject to significant uncertainties and contingencies beyond the Company’s reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. If additional information becomes available related to the estimates used in determining the fair values, including those used in determining the fair values of long-lived assets, liabilities and income taxes, such information could impact the allocations of fair value included in the Successor’s balance sheet as of December 20, 2009.

The excess of reorganization value over the fair value of tangible and identifiable intangible assets was recorded as goodwill. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at their estimated fair value. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Adjustments recorded to the Predecessor balance sheet as of December 19, 2009 resulting from the consummation of the Prepackaged Plans, and the adoption of fresh-start accounting, are summarized below:

	Predecessor	Reorganization		Fresh Start	Successor
	Dec. 19, 2009	Adjustments(a)		Adjustments(h)	Dec. 20, 2009
	(Amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$137.8	$(51.1)	(b)	$—	$86.7
Restricted cash	1.9	—		—	1.9
Accounts receivable, less allowances	262.3	—		—	262.3
Inventories	251.4	—		30.2	281.6
Prepaid expenses	18.6	—		—	18.6
Other current assets	16.1	—		—	16.1
Prepaid income taxes	10.4	—		15.2	25.6

Total current assets	698.5	(51.1)		45.4	692.8

Total property and equipment, net	191.8	—		53.4	245.2

Goodwill	528.8	—		(374.0)	154.8	(i	)
Intangible assets, less accumulated amortization	112.7	—		425.3	538.0
Deferred debt expense	8.7	(4.6)	(b),(c)	—	4.1
Restricted investments and marketable securities	2.4	—		—	2.4
Other assets	6.1	—		—	6.1

	658.7	(4.6)		51.3	705.4

Total Assets	$1,549.0	$(55.7)		$150.1	$1,643.4

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current Liabilities:
Notes payable and other short-term obligations	$152.3	$(135.0)	(b)	$—	$17.3
Current maturities of long-term debt	7.4	25.0	(b)	—	32.4
Long-term debt	4.1	—		—	4.1
Accounts payable	137.5	—		—	137.5
Accrued expenses and taxes, net	180.2	(2.0)	(b)	—	178.2

	481.5	(112.0)		—	369.5

Other Liabilities:
Deferred income taxes	27.9	—		86.2	114.1
Other long-term liabilities	145.8	—		6.6	152.4

	173.7	—		92.8	266.5

Notes, Mortgage Notes and Obligations
Payable, Less Current Maturities	19.6	818.3	(b),(d)	(2.5)	835.4

Liabilities subject to compromise	1,465.2	(1,465.2)	(d)	—	—

Stockholders’ Investment (Deficit)
Successor common stock	—	0.1	(d),(e)	—	0.1
Successor additional paid-in capital	—	171.9	(d),(e)	—	171.9
Predecessor common stock	—	—		—	—
Predecessor additional paid-in capital	416.8	(416.8)	(f)	—	—
Accumulated deficit	(996.2)	948.0	(g)	48.2	—
Accumulated other comprehensive income (loss)	(11.6)	—		11.6	—

Total stockholders’ investment (deficit)	(591.0)	703.2		59.8	172.0

Total Liabilities and Stockholders’ Investment (Deficit)	$1,549.0	$(55.7)		$150.1	$1,643.4

(a)	Represents amounts recorded as of the Effective Date for the consummation of the Prepackaged Plans, including the settlement of liabilities subject to compromise, the satisfaction of the Predecessor ABL

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Facility, the incurrence of new indebtedness, the issuance of the New Common Stock, and the cancellation of the Predecessor common stock.

(b)	This adjustment reflects the net cash payments recorded as of the Effective Date as follows:

(Amounts in millions)

Borrowings under the ABL Facility	$90.0
Less: Debt issuance costs	(4.1)

Net proceeds from the ABL Facility	85.9
Repayment of Predecessor ABL Facility, including principal and accrued interest	(137.0)

$(51.1)

Subsequent to December 19, 2009, the Company voluntarily repaid $25.0 million of outstanding borrowings under the ABL Facility and accordingly, has classified such amount as current in the December 19, 2009 Successor balance sheet.

(c)	Adjustments to deferred debt expense consist of the following:

(Amounts in millions)

Elimination of deferred debt expense related to the Predecessor ABL Facility	$(8.7)
Deferred debt expense related to the ABL Facility (see (b) above)	4.1

$(4.6)

(d)	This adjustment reflects the settlement of liabilities subject to compromise (see “Liabilities Subject to Compromise” below).

(Amounts in millions)

Settlement of liabilities subject to compromise(1)	$(1,465.2)
Issuance of the 11% Notes	753.3
Issuance of the New Common Stock(2)	172.0

Gain on settlement of liabilities subject to compromise	$(539.9)

1)	See “Liabilities Subject to Compromise” below for further details.

2)	See (g) below for a reconciliation of the reorganization value to the value of the New Common Stock (including additional paid in capital).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

e)	A reconciliation of the reorganization value to the value of the New Common Stock (including additional paid in capital) as of the Effective Date, which is based on the low end of the Enterprise Value Range and Equity Value Range included in the Disclosure Statement, is as follows:

(Amounts in millions)

Enterprise Value attributed to Nortek	$1,000.0
Plus: Estimated excess cash at Effective Date (excluding approximately $45.0 million used to repay the Predecessor ABL Facility at emergence)	61.2
Liabilities (excluding debt)	582.2

Reorganization value at Effective Date	1,643.4
Less: the 11% Notes	(753.3)
the ABL Facility	(90.0)
Subsidiary debt	(45.9)
Liabilities (excluding debt)	(582.2)

Equity value of the New Common Stock	$172.0

f)	This adjustment reflects the cancellation of the Predecessor’s common stock.

g)	This adjustment reflects the cumulative impact of the reorganization adjustments discussed above:

(Amounts in millions)

Gain on settlement of liabilities subject to compromise	$539.9
Cancellation of Predecessor common stock (see (f) above)	416.8
Elimination of unamortized deferred debt expense (see (c) above)	(8.7)

$948.0

h)	Represents the adjustment of assets and liabilities to fair value, or other measurement as specified by ASC 805, in conjunction with the adoption of fresh-start accounting. Significant adjustments are summarized below:

(Amounts in millions)

Elimination of Predecessor goodwill	$(528.8)
Successor goodwill (see (i) below)	154.8
Elimination of Predecessor intangible assets	(112.7)
Successor intangible assets(1)	538.0
Inventory adjustment(2)	30.2
Property and equipment, net adjustment(3)	53.4
Other fair value adjustments, net(4)	0.4
Elimination of Predecessor accumulated other comprehensive loss (excluding deferred tax portion)	(4.3)

Pre-tax gain on fresh-start accounting adjustments	131.0
Tax provision related to fresh-start accounting adjustments(5)	(82.8)

Net gain on fresh-start accounting adjustments	$48.2

1)	Intangible assets — This adjustment reflects the fair value of intangible assets determined as of the Effective Date. Fair value amounts were estimated based, in part, on third party valuations. For further information on the valuation of intangible assets, see Note 4, “Summary of Significant Accounting Policies”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

2)	Inventory — This amount adjusts inventory to fair value as of the Effective Date. Raw materials were valued at current replacement cost, work-in-process was valued at estimated finished goods selling price less estimated disposal costs, completion costs and a reasonable profit allowance for completion and selling effort. Finished goods were valued at estimated selling price less estimated disposal costs and a reasonable profit allowance for selling effort. In addition, all LIFO inventory reserves were eliminated.

3)	Property, plant and equipment — This amount adjusts property and equipment, net to fair value as of the Effective Date, giving consideration to the highest and best use of the assets. Fair value amounts were estimated based, in part, on third party valuations. Key assumptions used in the appraisals were based on a combination of income, market and cost approaches, as appropriate.

4)	Net adjustment to record operating leases and debt at fair value.

5)	Calculated as follows:

(Amounts in millions)

Increase in prepaid income taxes	$(15.2)
Increase in deferred income taxes	86.2
Increase in long-term tax liability	4.5
Deferred tax portion of accumulated other comprehensive loss	7.3

Tax provision related to fresh-start accounting	$82.8

The increases in the prepaid income taxes and deferred income taxes represent the deferred income tax consequences of the fresh-start accounting adjustments, including the impact of the basis difference between tax deductible and book goodwill, and the elimination of certain deferred tax valuation allowances that are no longer required due to the overall increase in net deferred tax liabilities as a result of the fresh-start adjustments. The increase in the long-term tax liability reflects the impact of fresh-start accounting on required tax reserves. The deferred tax portion of the accumulated other comprehensive loss reflects the elimination of deferred taxes on pension adjustments included in accumulated other comprehensive loss in connection with fresh-start accounting.

i)	A reconciliation of the reorganization value of the Successor assets and goodwill is shown below:

(Amounts in millions)

Reorganization value	$1,643.4
Less: Successor assets (excluding goodwill and after giving effect to fresh-start accounting adjustments)	(1,488.6)

Reorganization value of Successor assets in excess of fair value — Successor goodwill	$154.8

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Liabilities Subject to Compromise

Certain pre-petition liabilities were subject to compromise or other treatment under the Prepackaged Plans and were reported at amounts allowed or expected to be allowed by the Bankruptcy Court. These claims were resolved and satisfied as of the Effective Date. A summary of liabilities subject to compromise reflected in the Predecessor consolidated balance sheet as of December 19, 2009, is shown below:

(Amounts in millions)

Predecessor — December 19, 2009
Debt subject to compromise:
Predecessor 10% Notes	$750.0
8 1/2% Notes	625.0
9 7/8% Notes	10.0
Accrued interest	37.2
Intercompany account with affiliates, net	43.0

Liabilities subject to compromise	$1,465.2

Gain on Reorganization Items, net

In conjunction with the Company’s emergence from bankruptcy in 2009, the Company recorded a pre-tax gain on reorganization items, net of approximately $619.1 million related to its reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this net pre-tax gain for the 2009 Predecessor Period is as follows:

(Amounts in millions)

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Post-petition professional fees and other reorganization costs	(9.2)

488.1
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$619.1

Contractual Interest Expense

The Company recorded post-petition interest on pre-petition obligations only to the extent it believed the interest would be paid during the bankruptcy proceedings or that it was probable that the interest would be an allowed claim. Had the Company recorded interest expense based on all of the pre-petition contractual obligations, interest expense would have increased by approximately $10.3 million for the 2009 Predecessor Period.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies and Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used for its critical accounting policies to ensure that such judgments and estimates are reasonable for its interim and year-end reporting requirements. These judgments and estimates are based on the Company’s historical experience, current trends and information available from other sources, as appropriate. If different conditions result from those assumptions used in the Company’s judgments, the results could be materially different from the Company’s estimates.

Recognition of Sales and Related Costs, Incentives and Allowances

The Company recognizes sales upon the shipment of its products, net of applicable provisions for discounts and allowances. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates, and other customer incentive programs are based upon certain percentages agreed to with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. For calendar year customer agreements, the Company is able to adjust its periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, the Company records estimates at December 31 consistent with the above described methodology. Customers are generally not required to provide collateral for purchases. Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction. The Company also provides for its estimate of warranty, bad debts and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expense, net. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction for warranty and bankruptcies of particular customers for bad debts.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

The Company has classified as restricted in the accompanying consolidated balance sheet certain cash and cash equivalents that are not fully available for use in its operations. At December 31, 2010, the Company had approximately $2.5 million of cash and cash equivalents (of which approximately $2.4 million is included in long-term assets) pledged as collateral or held in pension trusts for certain debt, insurance, employee benefits and other requirements. At December 31, 2009, the Company had approximately $3.7 million of cash

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

and cash equivalents (of which approximately $2.4 million is included in long-term assets) pledged as collateral or held in pension trusts for certain debt, insurance, employee benefits and other requirements.

Fair Value

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosures. The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs utilize inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, allowing for situations where there is little, if any, market activity for the asset or liability.

Measured on a Recurring Basis

Restricted Investments and Marketable Securities (Level 1) — The fair value of investments is based on quoted market prices. The fair value of investments was not materially different from their cost basis at December 31, 2010 or 2009.

Measured on a Non-Recurring Basis

During the 2009 Predecessor Period, the Technology Products (“TECH”) reporting unit goodwill was written down to its implied fair value of approximately $68.9 million. This resulted in a non-cash goodwill impairment charge of approximately $284.0 million, which was included in the consolidated statement of operations for the 2009 Predecessor Period.

The TECH reporting unit’s assets itemized below were measured at fair value on a non-recurring basis during the 2009 Predecessor Period using a combination of the DCF Approach and the EBITDA Multiple Approach:

Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable	Total
	Fair Value	Identical Assets	Inputs	Inputs	Impaired
	Measurement	(“Level 1”)	(“Level 2”)	(“Level 3”)	Losses
(Amounts in millions)

Goodwill	$68.9	$—	$—	$68.9	$284.0

In addition to goodwill noted above, the Company recorded certain other assets and liabilities at fair value on a non-recurring basis due to the effects of fresh-start accounting. These non-recurring fair value measurements were primarily determined using unobservable inputs and as such, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information on assets and liabilities measured at fair value on a non-recurring basis, see “Goodwill and Intangible Assets” of this note, along with Note 3, “Fresh-Start Accounting”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Financial Instruments Not Recorded at Fair Value

The carrying value and fair values of financial instruments not recorded at fair value in the condensed consolidated balance sheets as of December 31, 2010 and 2009 were as follows:

Cash and Trade Receivables  — Cash and trade receivables are carried at their cost which approximates fair value because of their short-term nature.

Long-Term Debt  — At December 31, 2010, the fair value of the Company’s long-term indebtedness was approximately $57.1 million higher than the amount on the Company’s accompanying consolidated balance sheet, before unamortized discount of approximately $2.0 million. At December 31, 2009, the fair value of the Company’s long-term indebtedness was approximately equal to the amount on the accompanying consolidated balance sheet. The fair values of the Company’s long-term obligations are determined using available market quotes.

Inventories

Inventories in the accompanying December 31, 2010 consolidated balance sheet are valued at the lower of cost or market, while inventories in the accompanying December 31, 2009 consolidated balance sheet reflect adjustments related to fresh-start accounting as discussed previously in Note 3, “Fresh-Start Accounting (Restated)”.

At December 31, 2010, approximately $97.8 million of the Company’s total inventories were valued on the last-in, first-out method (“LIFO”) of accounting. Under the first-in, first-out method (“FIFO”), such inventories would have been approximately $5.8 million lower at December 31, 2010. At December 31, 2009, approximately $99.6 million of the Company’s total inventories were valued under LIFO. Under FIFO, such inventories would have been approximately $1.5 million lower at December 31, 2009. All other inventories were valued under the FIFO method.

In connection with both LIFO and FIFO inventories, the Company will record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold.

Purchase price allocated to the fair value of inventory is amortized over the estimated period in which the inventory will be sold.

Depreciation and Amortization

Depreciation and amortization of property and equipment, including capital leases, is provided on a straight-line basis over their estimated useful lives, which are generally as follows:

Buildings and improvements	3-46 years
Machinery and equipment, including leases	1-17 years
Leasehold improvements	Shorter of the term of lease or the estimated useful life

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Goodwill and Intangible Assets

The following table presents a summary of the activity in goodwill by reporting segment for the year ended December 31, 2010 (“2010”), the 2009 Successor Period and the 2009 Predecessor Period:

	Predecessor						Successor
	Dec. 31,	Impair	Purchase	Translation	Dec. 19,	Fresh	Dec. 31,	Purchase	Dec. 31,
	2008	-ments	Accounting(1)	Adjustments	2009	Start(2)	2009	Accounting(1)	2010
	(Amounts in millions)

Residential Ventilation Products (“RVP”):
Gross goodwill	$785.0	$—	$—	$0.6	$785.6	$(630.8)	$154.8	$—	$154.8
Impairment losses	(444.0)	—	—	—	(444.0)	444.0	—	—	—

Net RVP goodwill	341.0	—	—	0.6	341.6	(186.8)	154.8	—	154.8

Technology Products (“TECH”):
Gross goodwill	428.4	—	1.3	0.2	429.9	(429.9)	—	137.3	137.3
Impairment losses	(77.0)	(284.0)	—	—	(361.0)	361.0	—	—	—

Net TECH goodwill	351.4	(284.0)	1.3	0.2	68.9	(68.9)	—	137.3	137.3

Residential HVAC Products (“R-HVAC”):
Gross goodwill	232.0	—	—	—	232.0	(232.0)	—	—	—
Impairment losses	(189.0)	—	—	—	(189.0)	189.0	—	—	—

Net R-HVAC goodwill	43.0	—	—	—	43.0	(43.0)	—	—	—

Commercial HVAC Products (“C-HVAC”):
Gross goodwill	75.4	—	—	(0.1)	75.3	(75.3)	—	—	—
Impairment losses	—	—	—	—	—	—	—	—	—

Net C-HVAC goodwill	75.4	—	—	(0.1)	75.3	(75.3)	—	—	—

Consolidated goodwill:
Gross goodwill	1,520.8	—	1.3	0.7	1,522.8	(1,368.0)	154.8	137.3	292.1
Impairment losses	(710.0)	(284.0)	—	—	(994.0)	994.0	—	—	—

Net consolidated goodwill	$810.8	$(284.0)	$1.3	$0.7	$528.8	$(374.0)	$154.8	$137.3	$292.1

(1)	Purchase accounting adjustments for TECH goodwill during 2010 relate to the acquisitions of Ergotron, Inc. and Skycam, LLC. Purchase accounting adjustments for TECH goodwill during the 2009 Predecessor Period relate to contingent earnouts related to acquisitions within this segment of approximately $1.3 million. See Note 5, “Acquisitions”.

(2)	Refer to Note 3,“Fresh-Start Accounting (Restated)”, for further information surrounding fresh-start accounting adjustments.

As discussed in Note 3, “Fresh-Start Accounting (Restated)”, the Company adopted fresh-start accounting upon emergence from bankruptcy, which resulted in a new determination of goodwill in accordance with ASC 852. As indicated in the table above, the new determination of goodwill under ASC 852 resulted in a reduction to Predecessor goodwill of approximately $374.0 million, which the Company allocated to the reporting units based on the estimated fair value of each of the reporting units and related net assets and liabilities, including the fair value adjustments under ASC 852 discussed previously, of each reporting unit as of the Effective Date. Based on this analysis, the Company determined that the remaining goodwill as of the Effective Date of approximately $154.8 million would be allocated to the RVP segment.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Prior to the adoption of fresh-start accounting, the Predecessor classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions (see Note 5, “Acquisitions”), net of any subsequent impairment losses. Predecessor purchase accounting adjustments relate principally to contingent earnouts related to acquisitions that were paid in 2009.

The Company accounts for acquired goodwill and intangible assets in accordance with ASC 805 and ASC Topic 350, “Goodwill and Other” (“ASC 350”), which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill recorded in a purchase.

Under ASC 350, goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including, among others, a significant adverse change in the business climate. The Company has set the annual evaluation date as of the first day of its fiscal fourth quarter. The reporting units evaluated for goodwill impairment by the Company have been determined to be the same as the Company’s operating segments in accordance with the criteria in ASC 350 for determining reporting units and include RVP, TECH, R-HVAC and C-HVAC.

During the first six months of 2009, the Company’s businesses continued to experience a difficult market environment due primarily to weak residential new construction, remodeling and residential air conditioning markets. Based on these macro-economic assumptions, the Company believed that EBITDA would continue to decline in 2009 and then begin to rebound in 2010 with continued growth through 2014. The Company’s prior long-term forecasts had expected the rebound in EBITDA to begin to occur in the second half of 2009. As a result, the Company significantly lowered its cash flow forecasts for 2009 and 2010 for all of the reporting units and for 2011 through 2014 for the TECH, R-HVAC and C-HVAC reporting units. As a result, the Company concluded in the second quarter of 2009 that indicators of potential goodwill impairment were present and therefore the Company needed to perform an interim test of goodwill impairment in accordance with ASC 350.

In accordance with ASC 350, the Company prepared an interim Step 1 Test as of July 4, 2009 and an annual Step 1 Test as of October 4, 2009 that compared the estimated fair value of each reporting unit to its carrying value. The Company utilized a combination of a discounted cash flow (“DCF”) approach and an EBITDA multiple approach in order to value the Company’s reporting units required to be tested for impairment.

The DCF approach required that the Company forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that was derived, in part, from comparable companies within similar industries. The DCF calculations also included a terminal value calculation that was based upon an expected long-term growth rate for the applicable reporting unit. The Company believes that its procedures for estimating DCF, including the terminal valuation, were reasonable and consistent with market conditions at the time of estimation.

The EBITDA multiple approach required that the Company estimate certain valuation multiples of EBITDA derived from comparable companies, and apply those derived EBITDA multiples to the applicable reporting unit’s estimated EBITDA for selected EBITDA measurement periods.

The annual Step 1 valuations as of October 4, 2009 were determined using a weighted average of 50% of the DCF approach and 50% for the EBITDA multiple approach, which the Company determined to be the most representative allocation for the measurement of the long-term fair value of the reporting units. In 2008, and for the interim Step 1 Test as of July 4, 2009, the Company used a weighted average of 70% of the DCF approach and 30% of the EBITDA multiple approach. The adjustment to the allocation percentages used for

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

the annual impairment test reflects the Company’s belief that there is still significant risk in the overall worldwide economy that could impact the future projections used in the DCF approach and therefore increasing the allocation to the EBITDA multiple approach provides better balance to the shorter-term valuation conclusions under the EBITDA multiple approach and the longer-term valuation conclusions under the DCF approach.

The results of the Step 1 Tests performed as of July 4, 2009 indicated that the carrying value of the TECH reporting unit exceeded the estimated fair value determined by the Company and, as such, a “Step 2 Test” was required for this reporting unit. The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further interim impairment analysis was required for these reporting units as of July 4, 2009. The results of the Step 1 Tests performed as of October 4, 2009 for the Company’s annual impairment test indicated that the estimated fair values of the reporting units exceeded the carrying values so no further impairment analysis was required.

The Company believes that its assumptions used to determine the estimated fair values for its reporting units as of July 4, 2009 and October 4, 2009 were reasonable.

Based on the Company’s estimates at October 4, 2009, the impact of reducing the Company’s fair value estimates for RVP, TECH and R-HVAC by 10% would have no impact on the Company’s goodwill assessment for these reporting units. For C-HVAC, the impact of reducing the Company’s fair value estimates as of October 4, 2009 by 10% would have reduced the estimated fair value to an amount below the carrying value for this reporting unit and therefore would have required the Company to perform additional impairment analysis for this reporting unit. As a result of the application of fresh-start accounting, TECH, R-HVAC and C-HVAC had no goodwill as of December 31, 2009.

The preliminary Step 2 Test for the TECH reporting unit for the second quarter of 2009 required the Company to measure the potential impairment loss by allocating the estimated fair value of the reporting unit, as determined in Step 1, to the reporting unit’s assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test for the TECH reporting unit under ASC 350 required the Company to perform a theoretical purchase price allocation for TECH to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests, and the timing of the Company’s determination of the goodwill impairment, the Company had not finalized its Step 2 Tests at the end of the second and third quarters of 2009. In accordance with the guidance in ASC 350, the Company completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the second quarter of 2009 of approximately $250.0 million for the TECH reporting unit.

During the fourth quarter of 2009, the Company completed its Step 2 Testing under ASC 350 for the TECH reporting unit by performing the following procedures, among others:

•	Finalized the detailed appraisals used to determine the estimated fair value of intangible assets, real estate and machinery and equipment in accordance with methodologies for valuing assets under ASC 805.

•	Finalized the analysis to determine the estimated fair value adjustment required for inventory.

•	Finalized the deferred tax analysis, which included determining the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 Test.

The Company believes that the procedures performed and estimates used in the theoretical purchase price allocation for the TECH reporting unit required for Step 2 Testing under ASC 350 were reasonable and in

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

accordance with the guidelines for acquisition accounting included in ASC 805 to determine the theoretical fair value of the assets and liabilities of the TECH reporting unit used in the Step 2 Testing.

As a result of the completion of the Step 2 Testing, the Company recorded a final goodwill impairment charge for the TECH reporting unit as of July 4, 2009 of approximately $284.0 million. This represented an increase in the goodwill impairment charge of approximately $34.0 million, which was recorded in the Predecessor period from October 4, 2009 to December 19, 2009. The primary reasons for the change from the preliminary goodwill impairment charge recorded in the second quarter of 2009 were changes in the theoretical valuation of intangible assets from the initial estimate used, net of the related deferred tax impact.

The Company performed its annual test of goodwill impairment as of the first day of the fourth quarter of 2010, or October 3, 2010, utilizing the same approaches as described previously for the RVP and TECH reporting units, as these were the only reporting units with goodwill. The Company believes that its procedures performed and estimates used to determine the fair value of the reporting units as of October 3, 2010 were reasonable and consistent with market conditions at the time of estimation. The results of the Step 1 Tests performed as of October 3, 2010 indicated that the fair value of the RVP and TECH reporting units exceeded its carrying value and, as such, no additional goodwill impairment analysis was required for the RVP and TECH reporting units.

Although the Company believes that the forecast and valuation assumptions used are reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated, the Company may be required to take additional goodwill impairment charges in the future. Accordingly, there can be no assurance that the Company’s future forecasted operating results will be achieved or that future goodwill impairment charges will not need to be recorded, even after the significant reduction in goodwill that resulted from the adoption of fresh-start accounting subsequent to the Effective Date.

In accordance with ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”), the Company evaluates the realizability of long-lived assets, which primarily consists of property and equipment and definite lived intangible assets (the “ASC 360 Long-Lived Assets”), when events or business conditions warrant it as well as whenever an interim goodwill impairment test is required under ASC 350, based on expectations of non-discounted future cash flows for each subsidiary. ASC 350 requires that the ASC 360 impairment test be completed and any ASC 360 impairment be recorded prior to the goodwill impairment test. As a result of the Company’s conclusion that an interim goodwill impairment test was required during the second quarter of 2009, the Company performed an interim test for the impairment of long-lived assets under ASC 360 in the second quarter of 2009 and determined that there were no impairment indicators under ASC 360. The Company also completed an ASC 360 evaluation as of December 19, 2009, prior to the Company’s emergence from bankruptcy and the adoption of fresh-start accounting. As a result, the Company recorded an approximate $1.2 million intangible asset impairment for a foreign subsidiary in the TECH segment in selling, general and administrative expense, net in the accompanying statement of operations. The Company determined that there were no other significant impairments under ASC 360.

There were no impairment charges recorded for the year ended December 31, 2010.

The evaluation of the impairment of long-lived assets, other than goodwill, was based on expectations of non-discounted future cash flows compared to the carrying value of the long-lived asset groups in accordance with ASC 360. If the sum of the expected non-discounted future cash flows was less than the carrying amount of the ASC 360 Long-Lived Assets, the Company would recognize an impairment loss. The Company’s cash flow estimates were based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with the annual Company-wide planning process and interim forecasting, and, if appropriate, included a terminal valuation for the applicable subsidiary based upon an EBITDA multiple. The Company estimated the EBITDA multiple by reviewing comparable company information and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

other industry data. The Company believes that its procedures for estimating gross future cash flows, including the terminal valuation, are reasonable and consistent with current market conditions for each of the dates when impairment testing was performed.

In connection with the adoption of fresh-start accounting, intangible assets were recorded at their estimated fair value, which was based, in part, on third party valuations, as of December 19, 2009. Intangible assets consist principally of trademarks, developed technology (unpatented and patented), customer relationships, and other (which includes, among others, non-compete and supplier agreements and backlog). The value assigned to the Company’s trademarks and developed technology was based on the relief from royalty method using estimated royalty rates that a willing buyer would pay for the use of the trademark or identified technology. The fair value was calculated by discounting future cash flows or royalties at the required rate of return to present value as of December 19, 2009. The value assigned to the Company’s customer relationships was based on the multi-period excess earnings method which estimated the fair value of the asset by discounting future projected earnings of the asset to present value as of December 19, 2009. Key assumptions used in these valuation methods include: management’s projections of revenues, expenses and cash flows for future years; an estimated weighted average cost of capital, depending on the reporting unit and nature of the asset, ranging from 12.3% to 17.2%; an internal rate of return, depending on the reporting unit and nature of the asset, ranging from 12.7% to 16.6%, an assumed discount rate, depending on the reporting unit and nature of the asset, ranging from 13.8% to 18.5%, and a tax rate, depending on the reporting unit, ranging from approximately 37.0% to 39.0%. Accordingly, the fair values are based on estimates which are inherently subject to significant uncertainties and actual results could vary significantly from these estimates.

The table that follows presents the Company’s major components of intangible assets as of December 31, 2010 and 2009:

				Weighted
	Gross			Average
	Carrying	Accumulated	Net Intangible	Remaining
	Amount	Amortization	Assets	Useful Lives
		(Amounts in millions except for useful lives)

December 31, 2010
Trademarks	$158.4	$(7.8)	$150.6	20.3
Developed Technology	67.9	(4.5)	63.4	12.3
Customer relationships	483.9	(20.6)	463.3	17.4
Others	23.0	(5.3)	17.7	6.7

	$733.2	$(38.2)	$695.0	17.3

December 31, 2009:
Trademarks	$139.8	$(0.5)	$139.3	21.0
Developed Technology	49.0	(0.2)	48.8	13.0
Customer relationships	339.6	(0.8)	338.8	18.0
Others	9.7	—	9.7	3.0

	$538.1	$(1.5)	$536.6	18.0

Developed technology, trademarks and customer relationships are amortized on a straight-line basis. Amortization of intangible assets charged to operations amounted to approximately $37.0 million, $1.5 million, $22.2 million and $28.2 million for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively. See Note 5, “Acquisitions”, for

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

disclosure of intangible assets acquired in 2010 of approximately $193.7 million related to the acquisition of Ergotron, Inc.

As of December 31, 2010, the estimated future intangible asset amortization expense aggregates approximately $695.0 million as follows:

Year Ended	Annual Amortization
December 31,	Expense
(Amounts in millions)
(Unaudited)

2011	$44.5
2012	44.5
2013	44.4
2014	44.1
2015	43.7
2016 and thereafter	473.8

Pensions and Post Retirement Health Benefits

The Company accounts for pensions and post retirement health benefits in accordance with ASC Topic 715, “Compensation — Retirement Benefits,” (“ASC 715”). The accounting for pensions requires the estimation of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. Such estimates require a significant amount of judgment. See Note 10, “Pension, Profit Sharing and Other Post-Retirement Benefits”, for a discussion of these judgments.

Insurance Liabilities

The Company records insurance liabilities and related expenses for health, workers compensation, product and general liability losses, and other insurance reserves and expenses in accordance with either the contractual terms of its policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company considers historical trends when determining the appropriate insurance reserves to record in the consolidated balance sheet for a substantial portion of its workers compensation and general and product liability losses. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, in the accompanying consolidated balance sheet. These recoveries are estimated based on the contractual arrangements with vendors and other third parties and historical trends. Prior to 2010, these amounts, which we have determined to be immaterial to the accompanying consolidated balance sheet, were recorded as a reduction of the estimated liabilities.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC 740, “Income Taxes” (“ASC 740”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in the Company’s consolidated financial statements and the amounts included in the Company’s federal and state income tax returns be recognized in the balance sheet. As the Company generally

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

does not file its income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Nortek and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future. ASC 740 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference (see Note 7, “Income Taxes”).

Share-Based Compensation Expense

The Company measures share-based compensation expense at fair value in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”), and recognizes such expense over the vesting period of the stock-based employee awards. For the year ended December 31, 2010, the 2009 Predecessor Period and the year ended December 31, 2008, the Company recognized share-based compensation expense of approximately $2.8 million, $0.1 million and $0.1 million, respectively. There was a de minimis amount of share-based employee compensation expense recorded for the 2009 Successor Period. See Note 9, “Share-Based Compensation”, for further information regarding the Successor’s and the Predecessor’s share-based compensation programs.

Commitments and Contingencies

The Company provides accruals for all direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed. See Note 11, “Commitments and Contingencies”, for further information regarding the Company’s commitments and contingencies.

Research and Development

The Company’s research and development activities are principally new product development and represent approximately 2.9%, 3.5%, 2.9% and 2.5% of the Company’s consolidated net sales for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively, and are recorded in selling, general and administrative expense, net.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings (loss), unrealized gains and losses from foreign currency translation, and pension liability adjustments, net of tax attributes. The components of the Company’s comprehensive income (loss) and the effect on earnings for the periods presented are detailed in the accompanying consolidated statement of stockholders’ investment.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The balances of each classification, net of tax attributes, within accumulated other comprehensive income (loss) as of the periods presented are as follows:

			Total
			Accumulated
	Foreign	Post-Retirement	Other
	Currency	Liability	Comprehensive
	Translation	Adjustment, net	Income (Loss)
	(Amounts in millions)

Predecessor
Balance, December 31, 2007	$28.3	$9.4	$37.7
Change during the period	(25.7)	(36.4)	(62.1)

Balance, December 31, 2008	2.6	(27.0)	(24.4)
Change during the period	8.0	4.8	12.8

Balance, December 19, 2009	10.6	(22.2)	(11.6)
Fresh-start accounting adjustments	(10.6)	22.2	11.6

Balance, December 20, 2009	—	—	—
Successor
Change during the period	0.7	0.8	1.5

Balance, December 31, 2009	0.7	0.8	1.5
Change during the period	1.6	(2.3)	(0.7)

Balance, December 31, 2010	$2.3	$(1.5)	$0.8

Foreign Currency Translation

The financial statements of subsidiaries outside the United States are measured using the foreign subsidiaries’ local currency as the functional currency. The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year-end. Net sales, costs and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income (loss) included in stockholders’ investment in the accompanying consolidated balance sheet. Transaction gains and losses are recorded in selling, general and administrative expense, net.

Earnings Per Share

The Company calculates basic and diluted earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings Per Share” (“ASC 260”). Basic earnings (loss) per share amounts are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are computed using the weighted average number of common shares outstanding and dilutive potential common shares outstanding during each period.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The reconciliation between basic and diluted earnings (loss) per share for the periods presented is as follows:

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Dollar amounts in millions, except shares and per share data)
Net (loss) earnings	$(13.4)	$(3.4)	$195.3	$(780.7)

Weighted average common shares outstanding	15,000,000	15,000,000	3,000	3,000
Dilutive effect of stock options	—	—	—	—

Dilutive shares outstanding	15,000,000	15,000,000	3,000	3,000

Basic (loss) earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

Diluted (loss) earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

The effect of certain potential common share equivalents, including warrants, unvested restricted stock and stock options were excluded from the computation of diluted shares outstanding for the year ended December 31, 2010 and the 2009 Successor Period, as inclusion would have been anti-dilutive. A summary of these common share equivalents excluded from the year ended December 31, 2010 and the 2009 Successor Period is as follows:

	Successor
	Jan. 1, 2010 -	Dec. 20, 2009 -
	Dec. 31, 2010	Dec. 31, 2009

Warrants	789,474	789,474
Restricted stock	700,981	710,731
Stock options	780,981	710,731

Total	2,271,436	2,210,936

There were no potential common share equivalents outstanding during the Predecessor periods presented.

Earnings (loss) per share for the year ended December 31, 2010 and the 2009 Successor Period is not comparable to the 2009 Predecessor Period or the year ended December 31, 2008, as all Predecessor common stock was extinguished as part of the Company’s reorganization. See Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, and Note 3, “Fresh-Start Accounting (Restated)”.

Related Party Transactions

The Predecessor had a management agreement with an affiliate of Thomas H. Lee Partners, L.P. (“THL”) providing for certain financial and strategic advisory and consultancy services. The Predecessor expensed approximately $1.0 million and $2.0 million during the 2009 Predecessor Period and the year ended December 31, 2008, respectively, related to this management agreement. In connection with the Reorganization, the management agreement was terminated as of the Effective Date.

During the fourth quarter of 2008, certain executive officers of the Company invested with THL in the purchase of certain senior unsecured loans with accreted value of approximately $83.0 million issued by the Company’s former parent, NTK Holdings, Inc. As a result of the Reorganization, these executive officers received 6,606 shares of common stock and warrants exercisable for the purchase of 17,384 shares of common stock based upon their indirect pro rata ownership of such senior unsecured loans issued by NTK Holdings, Inc.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 which establishes additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. These amendments did not have an impact on the Company’s results of operations or financial condition as this guidance relates only to additional disclosures (see “Fair Value”). In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective January 1, 2011 and are not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 which amends revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence, vendor objective evidence or third-party evidence is unavailable. This guidance is effective for transactions entered into after January 1, 2011. The Company will adopt this guidance on January 1, 2011 and does not expect it to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14 which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that a company adopts ASU No. 2009-13 described in the preceding paragraph. Therefore, the Company will adopt this guidance on January 1, 2011 and does not expect it to have a material impact on the Company’s consolidated financial statements.

5.	ACQUISITIONS

On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron). Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world. The estimated purchase price was approximately $298.0 million, which consisted of a cash payment at the date of acquisition of approximately $289.8 million and an estimated payable to the sellers of approximately $8.2 million related to the final cash and working capital adjustment of approximately $0.4 million, as defined, and the estimated reimbursement of approximately $7.8 million for federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final cash and working capital adjustment of approximately $0.4 million was paid in the first quarter of 2011 and approximately $5.4 million of the estimated federal and state tax refunds due Ergotron was paid in the second quarter of 2011. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the third and fourth quarters of 2011. As discussed further below, any changes to the estimates for these amounts will be reflected as an adjustment to goodwill in 2011 when the purchase price calculation is finalized.

The Company selected December 31, 2010 as the date to record the acquisition of Ergotron as the effect of using December 31, 2010, instead of December 17, 2010, was not material to the Company’s financial condition or results of operations for fiscal 2010. Accordingly, the accompanying consolidated statement of operations for the year ended December 31, 2010 does not include any activity related to Ergotron for the period from December 18, 2010 to December 31, 2010.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The following is a summary of the preliminary purchase price allocation based on estimates of the fair value of assets and liabilities (amounts in millions):

Preliminary purchase price allocation:
Historical net assets of Ergotron(1)	$40.2
Increase in intangible assets to fair value	193.3
Increase in property and equipment to fair value	4.1
Increase in inventories to fair value	7.0
Other fair value adjustments, net	1.6
Prepaid and deferred income taxes, net	(78.2)
Goodwill	130.0

Estimated purchase price	$298.0

(1)	Includes current assets of approximately $67.4 million (including approximately $13.8 million of cash), property and equipment of approximately $12.2 million, intangible assets of approximately $0.4 million, other long-terms assets of approximately $0.6 million, current liabilities of approximately $(38.8) million and other long-term liabilities of approximately $(1.6) million.

The goodwill was recorded in the TECH reporting unit and the Company does not believe that any of the goodwill will be deductible for tax purposes (see Note 4, “Summary of Significant Accounting Policies”).

The Company has made preliminary estimates of the purchase price and the fair value of the assets and liabilities of Ergotron, including inventory, property and equipment, intangible assets, prepaid and deferred taxes, long-term tax reserves and related indemnification assets and contingent liabilities utilizing information available at the time that the Company’s consolidated financial statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company will complete the following procedures, among others, prior to the issuance of the December 31, 2011 consolidated financial statements:

•	Make a final determination of the purchase price and the related payable to seller based on the final reimbursement for federal and state income tax refunds.

•	Finalize the appraisals of intangible assets and property and equipment.

•	Finalize the estimated fair value adjustment related to inventories.

•	Finalize the deferred tax analysis for prepaid and deferred income taxes, including determining the deferred tax consequences for any changes in the fair value adjustments discussed above.

The total preliminary fair value of intangible assets was approximately $193.7 million and the Company has determined that all of the intangible assets are subject to amortization and that they will have no residual

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

value at the end of the amortization periods. The following is a summary of the estimated fair values and weighted average amortization period by intangible asset class (amounts in millions, except for useful lives):

		Weighted
		Average
		Remaining
	Fair Value	Useful Lives

Trademarks	$17.6	20.0
Developed Technology	18.7	13.0
Customer relationships	142.0	19.3
Others	15.4	6.1

	$193.7	17.7

In connection with the acquisition of Ergotron, the Company also incurred approximately $2.2 million of fees and expenses, which have been recorded in selling, general and administrative expense, net in the accompanying consolidated statement of operations.

The unaudited pro forma net sales, (net loss) and basic and diluted (loss) per share for the Company as a result of the acquisition of Ergotron for the year ended December 31, 2010 were approximately $2.1 billion, $(21.4) million, $(1.43) per share and $(1.43) per share, respectively. These amounts were determined assuming that the acquisition of Ergotron had occurred on January 1, 2010 and include the historical results of Ergotron for the year ended December 31, 2010 as well as pro forma adjustments to reflect (i) increased depreciation and amortization expense of approximately $18.3 million from the acquisition fair value adjustments, including approximately $7.0 million related to inventory fair value amortization, (ii) increased interest expense of approximately $25.3 million related to the amounts borrowed to fund the acquisition and (iii) other pro forma adjustments that the Company considered appropriate related to the acquisition of Ergotron. The approximately $2.2 million of transaction costs related to the acquisition of Ergotron for the year ended December 31, 2010 have been excluded from the unaudited pro forma net loss and basic and diluted loss per share. These pro forma amounts are not necessarily indicative of the amounts that would have been achieved had the acquisition taken place as of January 1, 2010, nor are they necessarily indicative of the results for future periods. The Company does not consider pro forma financial information for 2009 to be meaningful as a result of the Company’s adoption of fresh-start accounting in 2009.

On July 6, 2010, the Company, through its wholly-owned subsidiary, Linear LLC acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012). Luxor is an on-line retailer and distributor of security cameras and digital video recorders. The acquisition of Luxor, which is included in the TECH segment, contributed approximately $4.2 million to net sales and approximately $0.2 million to operating earnings for the year ended December 31, 2010.

Pro forma results related to the Luxor acquisition have not been presented, as the effect is not significant to the Company’s consolidated operating results.

Contingent consideration of approximately $1.3 million was paid in 2010, $14.1 million was paid in 2009 and $32.7 million was paid in 2008 related to the acquisition of certain entities. The Company does not anticipate paying any further contingent consideration for completed acquisitions as of December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

6.	CASH FLOWS

The impact of changes in foreign currency exchange rates on cash was not material and has been included in Other, net in the accompanying consolidated statement of cash flows.

Interest paid was approximately $86.6 million, $0.1 million, $116.1 million and $118.5 million for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively.

Net cash paid for acquisitions for the periods presented was as follows:

	Successor		Predecessor

	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Fair value of assets acquired	$411.4	$—	$—	$—
Liabilities assumed or created	(127.5)	—	—	—

Net assets of businesses acquired	283.9	—	—	—
Payment of contingent consideration(1)	1.3	—	14.1	32.7

	$285.2	$—	$14.1	$32.7

(1)	Contingent consideration of approximately $1.3 million was earned in the 2009 Predecessor Period (see Note 5, “Acquisitions”) and was paid in February 2010. This amount is included in accrued expenses and taxes, net on the accompanying consolidated balance sheet at December 31, 2009 and has been excluded from the accompanying consolidated statement of cash flows for the 2009 Predecessor Period.

Significant non-cash financing activities excluded from the consolidated statement of cash flows, for the 2009 Predecessor Period, include the issuance of $753.3 million of the 11% Notes in exchange for the cancellation of $750.0 million of the 10% Notes plus all accrued interest expense as of December 17, 2009 of approximately $3.3 million in connection with the Chapter 11 proceedings (see Note 2, “Reorganization Under Chapter 11 and Current Capital Structure” and Note 8, “Notes, Mortgage Notes and Obligations Payable”). There were no significant non-cash investing activities for the 2009 Predecessor Period and no significant non-cash financing or investing activities for the year ended December 31, 2010, the 2009 Successor Period and the year ended December 31, 2008.

7.	INCOME TAXES

The following is a summary of the components of (loss) earnings before (benefit) provision for income taxes for the periods presented:

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
		(Amounts in millions)
Domestic	$(28.8)	$(4.3)	$266.3	$(777.4)
Foreign	3.8	(0.5)	14.0	23.6

	$(25.0)	$(4.8)	$280.3	$(753.8)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The following is a summary of the (benefit) provision for income taxes included in the accompanying consolidated statement of operations for the periods presented:

	Successor		Predecessor

	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Federal income taxes:
Current	$0.3	$—	$0.7	$—
Deferred	(18.8)	(1.3)	65.2	11.1

	(18.5)	(1.3)	65.9	11.1
Foreign	6.5	0.1	10.4	14.0
State	0.4	(0.2)	8.7	1.8

	$(11.6)	$(1.4)	$85.0	$26.9

Income tax payments, net of refunds, in the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008 were approximately $18.4 million, $0.2 million, $12.8 million and $10.7 million, respectively.

The table that follows reconciles the federal statutory income tax dollar amount to the actual income tax (benefit) provision for the periods presented.

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
		(Amounts in millions)
Income tax at the federal statutory rate	$(8.8)	$(1.7)	$98.1	$(263.8)
Net change from statutory rate:
Impact of fresh-start accounting adjustments and debt forgiveness	—	—	(97.8)	—
State income tax provision, net of federal income tax effect	0.3	(0.1)	5.7	1.8
Goodwill impairment	—	—	68.8	244.4
Increase in valuation allowance	5.1	—	—	35.4
Non-deductible expenses, net	2.8	—	—	1.0
Tax effect resulting from foreign activities and foreign dividends	0.2	0.4	10.4	11.1
Uncertain tax positions	(1.8)	—	(0.2)	(3.3)
Tax benefit for capitalized R&D costs	(9.9)	—	—	—
Other, net	0.5	—	—	0.3

	$(11.6)	$(1.4)	$85.0	$26.9

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table that follows reconciles the federal statutory income tax rate to the effective tax rate for the periods presented:

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
Effective tax rate%:
Income tax at the federal statutory rate	35.0%	35.0%	35.0%	35.0%
Net change from statutory rate:
Impact of fresh-start accounting adjustments and debt forgiveness	—	—	(34.9)	—
State income tax provision, net of federal income tax effect	(1.0)	2.1	2.0	(0.2)
Goodwill impairment	—	—	24.5	(32.4)
Increase in valuation allowance	(20.2)	—	—	(4.7)
Non-deductible expenses, net	(11.2)	—	—	(0.1)
Tax effect resulting from foreign activities and foreign dividends	(0.9)	(8.3)	3.7	(1.5)
Uncertain tax positions	7.1	—	—	0.4
Tax benefit for capitalized R&D costs	39.7	—	—	—
Other, net	(2.1)	0.4	—	(0.1)

	46.4%	29.2%	30.3%	(3.6)%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The tax effect of temporary differences which give rise to significant portions of deferred income tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
	(Amounts in millions)

Prepaid Income Tax Assets (classified current)
Arising From:
Accounts receivable	$4.9	$4.3
Inventories	(4.8)	(3.7)
Insurance reserves	2.9	4.9
Warranty accruals	9.5	9.7
Valuation allowances	(1.0)	—
Other reserves and assets, net	5.4	10.2

	$16.9	$25.4

Deferred Income Tax Assets (Liabilities)
(classified non-current)
Arising From:
Property and equipment, net	$(25.6)	$(27.6)
Intangible assets, net	(236.8)	(166.0)
Pension and other benefit accruals	14.4	13.4
Insurance reserves	20.5	9.0
Warranty accruals	9.7	7.7
Net loss and credit carry forwards	17.1	23.8
Other reserves and assets, net	23.3	7.5
Valuation allowance	(20.4)	(27.4)
Tax deductible Goodwill	45.1	47.0

	$(152.7)	$(112.6)

In connection with the filing of the Company’s U.S. federal tax return for the period ended December 17, 2009 in the third quarter of 2010, the Company made an election to capitalize for tax purposes research and development costs. This election resulted in the creation of a deferred tax asset that will be amortized over a 10 year period. As a result of this election, the Company recorded a deferred tax benefit of approximately $10.9 million, including a state tax benefit of approximately $1.0 million, in 2010.

As of December 31, 2009, as a result of income and related deferred tax liabilities recognized through fresh-start accounting, the Company determined that a valuation allowance was no longer required for most of its domestic deferred tax assets. The Company has sufficient reversing deferred tax liabilities available so that it is more likely than not that its deferred tax assets will be realized. The Company continues to maintain a valuation allowance for foreign net operating loss carryforwards, certain state net operating loss carryforwards and for certain deferred tax assets that, if recognized, would result in capital losses. The current year net decrease in the valuation allowance is primarily related to current year losses of certain foreign subsidiaries and losses in certain domestic jurisdictions, offset by a decrease in the valuation allowance related to a write-off of net operating losses and corresponding valuation allowance in connection with the shutting down of the Company’s subsidiary, Imerge Limited . The Company has determined that based on the history of losses at

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

these subsidiaries, a valuation allowance is required for these loss carry-forwards since it is more likely than not that these loss carry-forwards will not be realized.

As of December 17, 2009, all of the Company’s federal net operating losses and federal credit carryforwards had been reduced to zero by the income from the discharge of indebtedness that was excluded from federal taxable income.

At December 31, 2010, the Company has not provided United States income taxes or foreign withholding taxes on unremitted foreign earnings of approximately $53.5 million as those amounts are considered indefinitely invested. The Company has provided U.S. income taxes and foreign withholding taxes on approximately $8.4 million of unremitted foreign earnings which are not indefinitely invested.

The Company has approximately $49.1 million of foreign net operating loss carry-forwards that if utilized would offset future foreign tax payments. Approximately $22.6 million of these foreign net operating losses have an indefinite carry-forward period and the remaining foreign net operating losses will expire at various times beginning in 2013.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2010 and 2009 is as follows:

	December 31,
	2010	2009
	(Amounts in millions)

Balance at January 1,	$22.9	$28.6
Gross increases related to positions taken in the current year	1.9	4.7
Gross increases related to positions taken in prior periods	—	1.4
Increases related to acquisitions	3.4	—
Decreases related to adjustment of prior period items	—	(2.2)
Decreases related to settlements with taxing authorities	(2.1)	—
Decreases related to fresh-start accounting adjustments	—	(5.6)
Decreases due to lapse of statutes of limitation related to state tax and foreign items	(4.2)	(4.0)

Balance at December 31,	$21.9	$22.9

As of January 1, 2010, the Company had a liability of approximately $22.0 million for unrecognized tax benefits related to various federal, foreign and state income tax matters. As a result of additional provisions to the reserve during the year ended December 31, 2010 and reversals discussed below, the liability for uncertain tax positions at December 31, 2010 was approximately $21.2 million. The liability for uncertain tax positions is included in other long-term liabilities on the accompanying consolidated balance sheet. The corresponding amount of gross uncertain tax benefits was approximately $21.9 million and $22.9 million at December 31, 2010 and 2009, respectively.

The amount of uncertain tax positions that will impact the Company’s effective tax rate is approximately $11.2 million. The difference between the total amount of uncertain tax positions and the amount that will impact the effective tax rate represents the federal tax effect of state tax items and items that offset temporary differences.

As of December 31, 2010, the Company has approximately $2.4 million in unrecognized benefits relating to various state tax issues, for which the statute of limitations is expected to expire in 2011. The current period tax provision includes a reversal of approximately $4.2 million of state reserves as a result of the lapsing of the statute of limitations during the year.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

As of December 31, 2009, the Company had accrued liabilities of approximately $3.8 million for interest related to uncertain tax positions. As of December 31, 2010, the total amount of accrued interest related to uncertain tax positions was approximately $3.0 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state taxes. The Company has included a benefit of approximately $0.7 million as part of its 2010 tax provision related to a reduction of interest on uncertain tax positions and also made interest payments of approximately $0.1 million. Included in the Company’s 2009 and 2008 tax provisions are benefits of approximately $0.7 million and $1.6 million, respectively, related to reductions in interest on uncertain tax positions.

In the third quarter of 2010, the Company reached a settlement related to an income tax and VAT audit related to one of its foreign subsidiaries. The total amount that the Company paid in connection with this settlement was approximately $1.7 million, of which approximately $0.9 million related to income taxes and approximately $0.8 million related to VAT. The approximate $0.8 million related to VAT was recorded within selling, general and administrative expense, net in the accompanying 2010 consolidated statement of operations. The Company had previously established income tax reserves for these uncertain income tax positions totaling approximately $2.3 million, including interest. The income tax provision for the year ended December 31, 2010 includes a reduction in these reserves of approximately $1.4 million.

The Company and its subsidiaries federal, foreign and state income tax returns are generally subject to audit for all tax periods beginning in 2007 through the present year.

8.	NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

Notes payable and other short-term obligations

Short-term bank obligations at December 31, 2010 and 2009 consist of the following:

	December 31,
	2010	2009
	(Amounts in millions)

Secured lines of credit and bank advances of the Company’s foreign subsidiaries	$8.6	$13.4

Short-term bank obligations of the Company’s foreign subsidiaries are secured by accounts receivable of the Company’s foreign subsidiaries with an aggregate net book value of approximately $8.6 million and have a weighted average interest rate of approximately 3.7% at December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Notes, Mortgage Notes and Obligations Payable

Notes, mortgage notes and obligations payable, included in the accompanying consolidated balance sheet at December 31, 2010 and 2009, consist of the following:

	December 31,
	2010	2009
	(Amounts in millions)

11% Senior Secured Notes due 2013	$753.3	$753.3
10% Senior Unsecured Notes due 2018	250.0	—
ABL Facility	85.0	90.0
Mortgage notes payable	2.6	3.1
Other	20.1	25.5

	1,111.0	871.9
Less amounts included in current liabilities	9.2	36.5

	$1,101.8	$835.4

10% Senior Unsecured Notes due 2018

On November 23, 2010, the Company sold $250.0 million principal amount of 10% Senior Unsecured Notes due December 1, 2018 (the “10% Notes”). The 10% Notes were issued for general corporate purposes, including the acquisition of Ergotron (Note 5, “Acquisitions”) and are unconditionally guaranteed on a senior unsecured basis by each of the Company’s current and future domestic subsidiaries that guarantee its obligations under the ABL Facility. Net proceeds from the sale of the 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $243.2 million.

Interest on the 10% Notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011, until maturity. Interest on the 10% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

At any time prior to December 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 10% Notes with the net cash proceeds from certain equity offerings (as defined) at a redemption price of 110.0% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 10% Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings (as defined). On or after December 1, 2014 the 10% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after December 1, 2014 at 105.0%, declining to 102.5% on December 1, 2015 and further declining to 100.0% on December 1, 2016.

In addition, at any time and from time to time prior to December 1, 2014, the Company may redeem all or any portion of the 10% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 10% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount”. The “Make Whole Amount” means, with respect to the 10% Notes at any redemption date, the greater of (i) 1.0% of the principal amount of the 10% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 10% Notes at December 1, 2014 plus (2) the remaining scheduled interest payments of the 10% Notes to be redeemed, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the 10% Notes to be redeemed.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Pursuant to the registration rights agreement with the initial purchasers of the 10% Notes, the Company has agreed it will use reasonable best efforts to file and cause to become effective a registration statement with respect to an offer to exchange the 10% Notes for a new series of registered notes with substantially similar terms or file and cause to become effective a shelf registration statement with respect to the 10% Notes on or before the 390th day after the issuance date of the 10% Notes. If the Company is not in compliance with this obligation, special interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the special interest rate exceed 1.00% per annum.

The indenture governing the 10% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements). As of December 31, 2010, the Company had the capacity to make certain payments, including dividends, under the 10% Notes of approximately $25.0 million.

11% Senior Secured Notes due 2013

In connection with the Prepackaged Plans as approved by the Bankruptcy Court, on December 17, 2009, the Company issued 11% Senior Secured Notes due December 1, 2013 (the “11% Notes”) totaling approximately $753.3 million. The 11% Notes were issued to replace the 10% Notes cancelled under the Chapter 11 proceedings and are guaranteed on a senior secured basis by substantially all of the Company’s subsidiaries located in the United States.

Interest on the 11% Notes accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2010, until maturity. Interest on the 11% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The 11% Notes contain an optional redemption provision whereby not more than once during any twelve-month period the Company may redeem the 11% Notes at a redemption price equal to 103.0% plus accrued and unpaid interest, provided that the aggregate amount of these redemptions does not exceed $75.0 million. At any time prior to June 1, 2011, the Company may redeem up to 35% of the aggregate principal amount of the 11% Notes with the net cash proceeds from certain equity offerings at a redemption price of 110.0% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 11% Notes remains outstanding after the redemption. On or after June 1, 2011 the 11% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after June 1, 2011 at 105.0%, declining to 102.5% on June 1, 2012 and further declining to 100.0% on June 1, 2013.

In addition, at any time and from time to time prior to June 1, 2011, the Company may redeem all or any portion of the 11% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 11% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount”. The “Make Whole Amount” means, with respect to the 11% Notes at any redemption date, the greater of (i) 1.0% of the principal amount of the 11% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 11% Notes at June 1, 2011 plus (2) the remaining scheduled interest payments of the 11% Notes to be redeemed, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the 11% Notes to be redeemed.

The 11% Notes are secured by a first-priority lien on substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible assets, except those assets securing the ABL Facility on a first-priority basis. The Company’s 11% Notes have a second-priority lien on the ABL Facility’s first-priority collateral and

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

rank equally with all future senior secured indebtedness of the Company. If the Company experiences a change in control, each holder of the notes will have the right to require the Company to purchase the notes at a price equal to 101% of the principal amount thereof. In addition, a change of control may constitute an event of default under the ABL Facility.

The indenture governing the 11% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements).

Amended & Restated $300.0 million senior secured asset-based revolving credit facility

In December 2010, Nortek entered into an amended and restated $300.0 million ABL Facility, which replaced Nortek’s three-year $300.0 million senior secured asset-based revolving credit facility dated March 2010. In conjunction with amending the ABL Facility, the Company incurred fees and expenses of approximately $2.7 million.

The ABL Facility consists of a $280.0 million U.S. facility (with a $60.0 million sublimit for the issuance of U.S. standby letters of credit and a $20.0 million sublimit for U.S. swingline loans) and a $20.0 million Canadian facility. As of December 31, 2010, the Company had approximately $85.0 million in outstanding borrowings and approximately $17.5 million in outstanding letters of credit under the ABL Facility and, based on the December 31, 2010 borrowing base calculations, the Company had excess availability of approximately $149.4 million under the ABL Facility.

There are limitations on the Company’s ability to incur the full $300.0 million of commitments under the ABL Facility. Availability is limited to the lesser of the borrowing base under the ABL Facility and $300.0 million. The borrowing base at any time will equal the sum (subject to certain reserves and other adjustments) of:

•	85% of the net amount of eligible accounts receivable;
•	85% of the net orderly liquidation value of eligible inventory; and
•	available cash subject to certain limitations as specified in the ABL Facility.

The interest rates applicable to loans under the ABL Facility are, at the Company’s option, equal to either an adjusted LIBOR rate for a one, two, three or six month interest period (or a nine or twelve month period, if available) or an alternate base rate chosen by the Company, plus an applicable margin percentage ranging from 2.25% to 2.75% for U.S. Borrowings, and 1.25% to 1.75% for Canadian Borrowings, depending on the Company’s Average Excess Availability (as defined in the ABL Facility). The alternate base rate will be the greater of (1) the Federal Funds rate plus 0.50%, (2) 1.00% plus the LIBOR rate for a 30 day interest period as determined on such day, or (3) the prime rate. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly. At December 31, 2010, the weighted average interest rate on the ABL Facility was approximately 5.5%.

The Company will be required to deposit cash from its material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million or 15% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, the Company will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. The Company’s ability to meet the required fixed charge coverage ratio can be affected by events beyond its control. A breach

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

of any of these covenants could result in a default under the ABL Facility. Based on the December 31, 2010 borrowing base calculations, at December 31, 2010, the Company had approximately $111.6 million of excess availability before triggering the cash deposit requirements as discussed above.

Additional borrowings under the ABL Facility require the Company and its subsidiaries to make certain customary representations and warranties as of the date of such additional borrowing. In the event that the Company and its subsidiaries are unable to make such representations and warranties on such borrowing date, then the lenders under the ABL Facility may not honor such request for additional borrowing. The ABL Facility also provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to the Company and its subsidiaries and may require the Company to repay certain amounts outstanding under the ABL Facility. There can be no assurance that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility.

The credit agreement for the ABL Facility contains certain restrictive financial and operating covenants, including covenants that restrict the Company’s ability and the ability of its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions.

Pre-Petition Senior Notes and the Predecessor ABL Facility — 2008 Transactions

On May 20, 2008, the Predecessor sold $750.0 million of its 10% Senior Notes due 2013 (the “Predecessor 10% Notes”) at a discount of approximately $7.8 million, which was being amortized over the life of the issue. Net proceeds from the sale of the Predecessor 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $721.2 million.

In connection with the offering of the Predecessor 10% Notes, Nortek also entered into the Predecessor ABL Facility, of which $50.0 million was drawn at closing. The Predecessor incurred fees and expenses of approximately $12.8 million, which were capitalized and were being recognized as non-cash interest expense over the term of the Predecessor ABL Facility.

The net proceeds from the Predecessor 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness on May 20, 2008 under Nortek’s then existing senior secured credit facility, which included approximately $675.5 million outstanding under Nortek’s senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the Nortek senior secured credit facility plus accrued interest and related fees and expenses. The redemption of Nortek’s senior secured term loan resulted in a pre-tax loss of approximately $9.9 million in the second quarter of 2008, primarily as a result of writing off unamortized deferred debt expense.

Other Indebtedness

At December 31, 2010, the Company’s subsidiary, Best, was not in compliance with certain maintenance covenants with respect to one of its loan agreements with borrowings outstanding of approximately $1.4 million at December 31, 2010. As a result, the Company reclassified the long-term portion of outstanding borrowings under this agreement of approximately $0.6 million as a current liability on its consolidated balance sheet at December 31, 2010. The lender has not taken any action related to the covenant noncompliance at this time. The next measurement date for the maintenance covenant is for the year ended December 31, 2011 and the Company believes it is probable that Best will not be in compliance with such covenants at such time. No assurances can be given that the lender will continue to not take any action and accordingly, the Company could be required to repay this outstanding borrowing if non-compliance is not cured or waived, as the case may be. In the event this lender accelerates this loan, additional indebtedness of Best under a different loan

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

agreement with borrowings outstanding of approximately $1.7 million at December 31, 2010 could also become immediately due and payable if such cross-default is not waived. As a result, the Company has also reclassified the long-term portion of this additional indebtedness of approximately $0.9 million as a current liability on its consolidated balance sheet at December 31, 2010.

At December 31, 2009, the Company’s subsidiary, Best, was not in compliance with certain maintenance covenants with respect to certain loan agreements and as a result, the Company reclassified approximately $4.1 million of outstanding borrowings under such long-term debt agreements as a current liability on its consolidated balance sheet at December 31, 2009.

Mortgage notes payable of approximately $2.6 million outstanding at December 31, 2010 includes various mortgage notes and other related indebtedness payable in installments through 2019. These notes have a weighted average interest rate of approximately 3.1% and are collateralized by property and equipment with an aggregate net book value of approximately $7.6 million at December 31, 2010.

Other obligations of approximately $20.1 million outstanding at December 31, 2010 include borrowings relating to equipment purchases, notes payable issued for acquisitions and other borrowings bearing interest at rates ranging from approximately 1.8% to 15.0% and maturing at various dates through 2018. Approximately $11.8 million of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $14.7 million at December 31, 2010.

Scheduled Maturities

The maturities for the Company’s notes, mortgage notes and obligations payable (excluding approximately $2.0 million of debt discount) were:

Year Ended	Debt Obligation
December 31,	Maturities
(Amounts in millions)

2011	$9.9
2012	3.8
2013	843.3
2014	2.4
2015	2.1
Thereafter	251.5

9.	SHARE-BASED COMPENSATION

Incentive Compensation Plan

On December 17, 2009, the Company established the 2009 Omnibus Incentive Plan (the “Incentive Plan”) which allows for grants of options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation awards. The Incentive Plan is administered by the Board of Directors, the Compensation Committee of the Board of Directors, or any other committee designated by the Board of Directors to administer the Incentive Plan (the “Committee”). Participants consist of such employees, directors and other individuals providing services to the Company, or any subsidiary or affiliate, as the Committee in its sole discretion determines and whom the Committee may designate from time to time to receive awards.

Under the 2009 Plan, 2,153,110 shares were authorized for grant through December 17, 2019, of which 1,076,555 may be in the form of incentive stock options. The maximum number of shares for which options and stock appreciation rights may be granted to any participant in any calendar year is 627,990, and the

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

maximum number of shares with respect to other awards denominated in shares in any calendar year is 627,990. The maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any participant in any plan year is $5.0 million, subject to certain adjustments as defined. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash, the shares subject to such award shall again be available for awards. At December 31, 2010, there are 671,148 remaining shares available for grant under the Incentive Plan.

Stock Options

Options granted under the Plan generally vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

The following table summarizes the Successor’s common stock option transactions for the years ended December 31:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding, Beginning of Year	710,731	$17.50	—	$—
Granted	92,000	22.61	710,731	17.50
Exercised	—	—	—	—
Forfeited	(21,750)	17.50	—	—

Outstanding, End of Year	780,981	$18.10	710,731	$17.50

The weighted average grant date fair value of options granted was approximately $8.05 and $4.66 during the years ended December 31, 2010 and 2009, respectively. There were no options granted during 2008.

The estimated fair value of the options granted was measured on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2010	2009

Risk-Free Interest Rate	2.39%	2.19%
Expected Term	5.78 years	5.78 years
Expected Volatility	55.0%	55.0%
Expected Dividend Yield	—%	—%

The risk-free interest rate for periods within the life of the option is based upon a blend of U.S. Treasury bond rates with maturities equal to the expected term of the options. The expected term assumption was derived using a binomial model analysis. The expected volatility assumption is based upon the historical volatility of comparable public companies’ stock as well as the implied volatility of outstanding options for the comparable companies that had such options. The dividend yield represents the expected dividends on the Company’s common stock for the expected term of the option.

At December 31, 2010, there were 139,796 vested and exercisable options outstanding with a weighted average exercise price of $17.50, aggregate intrinsic value of approximately $2.6 million, and weighted average remaining contractual term of approximately 8.9 years. The aggregate fair value of options vesting during the year ended December 31, 2010 was approximately $0.7 million. No options were exercised during

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

the three years ended December 31, 2010. Additionally, at December 31, 2010, 582,662 additional options were expected to vest with a weighted average exercise price of approximately $18.23, and a weighted average remaining term of approximately 9.0 years. The aggregate intrinsic value of these options was approximately $10.4 million. The aggregate intrinsic value of options represents the total pre-tax intrinsic value (the difference between the estimated fair value of the Company’s stock on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based upon the fair market value of the Successor’s common stock.

As of December 31, 2010, there was approximately $3.1 million of unrecognized compensation cost related to stock options granted under the Incentive Plan. That cost is expected to be recognized on a straight-line basis over a weighted average period of approximately 4.0 years. Total compensation expense related to stock options was approximately $0.8 million for the year ended December 31, 2010. The related tax benefit recognized for the year ended December 31, 2010 totaled approximately $0.3 million. No compensation cost was recognized during the 2009 Successor Period for stock options.

Restricted Stock

The Company has awarded restricted shares of common stock to certain key employees. These shares are eligible to become vested in annual installments beginning in 2010 based upon the achievement of specified levels of Adjusted EBITDA, as defined, for each of the years ended December 31, 2010, 2011, 2012 and 2013. The shares, if any, are vested as of December 31 of each year. However, as the number of shares vesting is contingent upon the Company’s financial results, determined based upon the issuance of audited financial statements, the actual vesting of shares does not occur until the first quarter of the following year.

Restricted stock has the same cash dividend and voting rights as other common stock and, once issued, is considered to be legally issued and outstanding (even when unvested). Recipients of restricted stock are entitled to receive dividends when and if the Successor pays a cash dividend on its common stock. Such dividends are payable only upon the vesting of the related restricted shares.

The following table summarizes the Successor’s restricted stock activity for the years ended December 31:

	2010		2009
		Weighted Average		Weighted Average
	Number of	Grant Date	Number of	Grant Date
	Shares	Fair Value	Shares	Fair Value

Unvested, Beginning of Year	710,731	$11.29	—	$—
Granted	2,000	10.85	710,731	11.29
Vested	(175,261)	11.29	—	—
Forfeited	(11,750)	11.29	—	—

Unvested, End of Year	525,720	$11.29	710,731	$11.29

The cost of these restricted stock awards, calculated as the estimated fair market value of the shares on the date of grant, net of estimated forfeitures, is being recognized as it becomes probable that the restricted shares, or any portion thereof, will vest. The fair value of the 2010 grants is based upon the closing price of the Company’s stock on the date of grant. The fair value of the 2009 grants was estimated using a combination of the income and market approaches. Total compensation expense recognized in 2010 related to restricted stock was approximately $2.0 million. The related tax benefit recognized for the year ended December 31, 2010 totaled approximately $0.8 million. No compensation cost was recognized during the 2009 Successor Period for restricted stock awards. At December 31, 2010 there was approximately $5.5 million of unrecognized compensation cost with respect to restricted stock granted under the Incentive Plan.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The targeted Adjusted EBITDA for 2013 has not been established. Therefore, under ASC 505-50, “Equity-Based Payments to Non-Employees”, a measurement date has not occurred for accounting purposes with respect to the shares expected to vest in that year.

Predecessor Stock-Based Compensation

At December 31, 2008, certain employees and consultants held approximately 23,269 C-1 units and approximately 40,745 C-2 units, which represented equity interests in THL-Nortek Investors, LLC (“Investors LLC”), the parent of NTK Holdings, that functioned similar to stock awards. The C-1 units vested pro rata on a quarterly basis over a three-year period and approximately 23,116 were vested at December 31, 2008. The total fair value of the C-1 units was approximately $1.2 million and approximately $0.1 million remained to be amortized at December 31, 2008. The C-2 units only vested in the event that certain performance-based criteria, as defined, were met. At December 31, 2008, there was approximately $1.6 million of unamortized stock-based employee compensation with respect to the C-2 units, which would have been recognized in the event that it became probable that the C-2 units or any portion thereof would vest. The C-1 and C-2 units were valued using the Black-Scholes option pricing model to determine the freely-traded call option value based upon information from comparable public companies, which was then adjusted to reflect the discount period, the minority interest factor and the lack of marketability factor to arrive at the final valuations.

The Predecessor recorded stock-based compensation charges in selling, general and administrative expense, net of approximately $0.1 million for the 2009 Predecessor Period and $0.1 million for the year ended December 31, 2008. These units were cancelled in connection with the Reorganization.

10.	PENSION, PROFIT SHARING AND OTHER POST RETIREMENT BENEFITS

Nortek and its subsidiaries have various pension, supplemental retirement plans for certain officers, profit sharing and other post retirement benefit plans requiring contributions to qualified trusts and union administered funds.

Pension, profit sharing and other post retirement health benefit expense charged to operations aggregated approximately $3.8 million, $0.2 million, $5.9 million and $5.4 million for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 and the Predecessor year ended December 31, 2008, respectively.

The decrease in pension, profit sharing and other post retirement health benefit expense for the year ended December 31, 2010 over the 2009 Successor and Predecessor Periods is primarily attributable to the elimination of the deferred loss recognition component of pension expense, reduced service and interest costs and favorable investment return for the Company’s defined benefit plans. All outstanding amortization items were recognized during fiscal 2009 as part of fresh-start accounting (Note 3, “Fresh-Start Accounting (Restated)”). Also contributing to the decrease was the suspension of the 401(k) matching contribution and reductions in profit sharing expense in 2010 in the C-HVAC segment, offset by an increase in profit sharing expense in the RVP segment.

The increase in pension, profit sharing and other post retirement health benefit expense for the 2009 Successor and Predecessor Periods over the year ended December 31, 2008 is primarily attributable to unfavorable investment performance of the Company’s defined benefit plans during the prior fiscal year. In addition, the asset loss increased expected Pension Benefit Guaranty Corporation premiums for 2009 and forced the Company to recognize a portion of the plan’s outstanding cumulative loss as a component of fiscal 2009 pension expense. These increases in expense were partially offset by lower profit sharing expense and the suspension of certain company matched contributions to the various 401(k) plans.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. In 2011, the Company expects to contribute approximately $7.5 million (unaudited) to its defined benefit pension plans.

The table that follows provides a reconciliation of benefit obligations for the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in benefit obligation:
Benefit obligation at January 1, 2010, December 20, 2009 and January 1, 2009, respectively	$159.5	$159.1	$151.3
Service cost	0.4	—	0.6
Interest cost	8.9	0.4	8.9
(Gain) loss due to foreign exchange	(1.0)	—	2.7
Actuarial loss (gain) excluding assumption changes	1.2	—	(0.4)
Actuarial loss due to assumption changes	9.3	—	8.1
Benefits and expenses paid	(12.2)	—	(12.1)

Benefit obligation at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$166.1	$159.5	$159.1

The table that follows provides a reconciliation of plan assets for the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in plan assets:
Fair value of plan assets at January, 1, 2010, December 20, 2009 and January 1, 2009, respectively	$116.6	$115.1	$100.3
Actual gain on plan assets	15.8	1.5	21.2
(Loss) gain due to foreign exchange	(0.9)	—	2.2
Employer contribution	4.8	—	3.5
Benefits and expenses paid	(12.2)	—	(12.1)

Fair value of plan assets at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$124.1	$116.6	$115.1

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

As of December 31, 2010, December 31, 2009 and December 19, 2009, all of the Company’s plans were underfunded. The table that follows provides a reconciliation of the funded status of plans for the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Funded status and statement of financial position:
Fair value of plan assets at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$124.1	$116.6	$115.1
Benefit obligation at December 31, 2010. December 31, 2009 and December 19, 2009, respectively	166.1	159.5	159.1

Funded status at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$(42.0)	$(42.9)	$(44.0)

The following amounts were recognized in the accompanying consolidated balance sheet for the Company’s defined benefit plans at December 31, 2010 and 2009:

	Pension Benefits at December 31,
	2010	2009
	(Amounts in millions)

Current liabilities	$0.6	$0.6
Non-current liabilities	41.4	42.3

	$42.0	$42.9

The following amounts were recognized in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet at the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009(1)
	(Amounts in millions)
Actuarial (loss) gain, net of tax benefit (provision) of approximately $0.6 million and $(0.3) million at December 31, 2010 and 2009, respectively	$(1.5)	$0.8	$—

(1)	At December 19, 2009, prior to the fresh-start adjustment to eliminate accumulated other comprehensive income (loss), a loss of approximately $22.4 million, including a tax provision of approximately $7.3 million was recognized in accumulated other comprehensive income. See Note 3, “Fresh-Start Accounting (Restated)”.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company’s pension plans with accumulated benefit obligations in excess of plan assets were approximately $166.1 million, $166.0 million and $124.1 million, respectively, as of December 31, 2010. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Successor pension plans with accumulated benefit obligations in excess of plan assets were approximately $159.5 million, $159.4 million and $116.6 million, respectively, as of December 31, 2009.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

At December 31, 2010, the expected future benefit payments for the Successor’s defined benefit plans were as follows:

Year Ended	Defined Benefit
December 31,	Plan Payments
(Amounts in millions)

2011	$11.3
2012	11.5
2013	11.6
2014	11.8
2015	11.9
2016-2020	61.6

The Company’s pension plan assets by asset category and by investment objective for equity securities, investment funds and investments in limited partnerships are shown in the tables below. Pension plan assets for the foreign plan relate to the Company’s pension plan in the United Kingdom.

	December 31, 2010		December 31, 2009
	Investment	% of Total	Investment	% of Total
	(Dollar amounts in millions)

Asset Category
Interest bearing cash:
Domestic plans	$2.3	1.9%	$2.2	1.9%
Foreign plan	—	—	0.4	0.3
Government securities:
Domestic plans	3.2	2.6	6.4	5.5
Corporate debt:
Domestic plans	11.1	8.9	12.3	10.5
Equity securities:
Domestic plans	21.1	17.0	20.6	17.7
Investment funds:
Domestic plans	53.5	43.1	43.8	37.6
Foreign plan	10.4	8.4	24.2	20.8
Investments in limited partnerships:
Domestic plans	5.5	4.4	5.1	4.4
Investments in pooled pension funds:
Foreign plan	15.5	12.5	—	—
Other investments:
Domestic plans	1.5	1.2	1.6	1.3

Total plan assets	$124.1	100.0%	$116.6	100.0%

Equity Securities by Investment Objective:
Domestic large cap value	$3.9	3.1%	$3.5	3.0%
Domestic mid cap growth	4.0	3.2	3.6	3.1
Domestic mid cap value	8.1	6.5	6.2	5.3
Domestic small cap value	5.1	4.2	7.3	6.3

	$21.1	17.0%	$20.6	17.7%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The investment objective for equity securities represents the principal criteria by which investment manager performance is evaluated. Individual investments included within these groupings may include foreign or other equity investments that are reflective of the overall investment objective for the investment manager.

	December 31, 2010		December 31, 2009
	Investment	% of Total	Investment	% of Total
	(Dollar amounts in millions)

Investment Funds by Investment Objective:
Domestic large cap growth	$4.2	3.4%	$5.6	4.8%
International growth	—	—	4.8	4.1
International value	3.5	2.8	11.5	9.9
International core	10.2	8.2	8.5	7.3
Domestic mid cap value	4.1	3.3	3.4	2.9
Domestic small cap value	8.7	7.0	4.4	3.8
International macro hedge	2.5	2.0	2.3	2.0
Fixed income	30.7	24.8	27.5	23.6

	$63.9	51.5%	$68.0	58.4%

Investments in Limited Partnerships by Investment Objective:
Domestic large cap core	$2.5	2.0%	$2.4	2.1%
International core	2.9	2.3	2.6	2.2
Domestic mid cap value	0.1	0.1	0.1	0.1

	$5.5	4.4%	$5.1	4.4%

Investments in Pooled Pension Funds by Investment Objective:
International hedge	$15.5	12.5%	$—	—%

The Company’s overall weighted-average asset allocations for its domestic and foreign plans at December 31, 2010 and 2009 are as follows:

	December 31,
Asset Category	2010	2009

Cash and cash equivalents	1.9%	2.2%
Equity based	60.6%	56.8%
Fixed income based	37.5%	41.0%

	100.0%	100.0%

The Company’s domestic qualified defined benefit plans’ and foreign pension plan’s assets are invested to maximize returns without undue exposure to risk. The domestic plans investment objectives are to produce a total return exceeding the median of a universe of portfolios with similar average asset allocation and investment style objectives, and to earn a return, net of fees, greater or equal to the long-term rate of return used by the Company in determining pension expense. The foreign plan investment objectives for the fixed income fund are to outperform the composite benchmark by 0.8% per annum over a rolling three year period. The foreign plan investment objectives for the pooled pension fund are to provide positive investment returns in all market conditions over the medium to long-term and the investment strategies include the use of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

advanced derivative techniques that result in a highly diversified portfolio. As indicated in the tables above, investment risk for both the domestic and foreign plans are controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes and investment styles in order to minimize exposure with respect to the size of individual securities and industry concentration. The domestic plans use a variety of investment managers who are evaluated on a quarterly basis while the foreign plan uses two investment funds to manage its assets. The plans’ asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. For 2011, the domestic plans’ target allocation is 56.5% for equity based investments, 42.0% for fixed income based investments and 1.5% for cash. The foreign plan target allocation for 2011 is to split the pension assets broadly into 60.0% growth investments and 40.0% bond investments consistent with the portfolio benchmark for 2010.

The following tables sets forth by level, within the fair value hierarchy (see Note 4, “Summary of Significant Accounting Policies”), the pension plan assets carried at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Amounts in millions)

Interest-bearing cash	$2.3	$—	$—	$2.3
U.S. government securities	3.2	—	—	3.2
Corporate debt	11.1	—	—	11.1
Equity securities	21.1	—	—	21.1
Investment funds	63.9	—	—	63.9
Investments in limited partnerships	—	—	5.5	5.5
Investments in pooled pension funds	—	—	15.5	15.5
Other long-term investments	1.5	—	—	1.5

Total investments at fair value	$103.1	$—	$21.0	$124.1

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Amounts in millions)

Interest-bearing cash	$2.6	$—	$—	$2.6
U.S. government securities	6.4	—	—	6.4
Corporate debt	12.3	—	—	12.3
Equity securities	20.6	—	—	20.6
Investment funds	68.0	—	—	68.0
Investments in limited partnerships	—	—	5.1	5.1
Other long-term investments	1.6	—	—	1.6

Total investments at fair value	$111.5	$—	$5.1	$116.6

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Investments in Limited
Partnerships
(Amounts in millions)

Balance, beginning of year	$5.1
Net increase in value of investments	0.4
Purchases, sales, issuances and settlements (net)	15.5

Balance, end of year	$21.0

The assumptions used in determining pension, supplemental retirement plans and post retirement costs and the projected benefit obligation are as follows:

	Successor		Predecessor
For the Year Ended December 31,
	2010	2009	2008
Discount rate for projected benefit obligation	4.00% - 5.40%	4.50% - 6.00%	4.50% - 6.25%
Discount rate for pension costs	4.50% - 6.00%	4.50% - 6.00%	4.50% - 6.25%
Expected long-term average return on plan assets	6.72% - 7.75%	6.75% - 7.75%	7.00% - 7.75%
Rate of compensation increase	2.00% - 3.00%	2.00% - 3.00%	3.25% - 5.00%

The Company utilizes long-term investment-grade bond yields as the basis for selecting a discount rate by which plan obligations are measured. An analysis of projected cash flows for each plan is performed in order to determine plan-specific duration. Discount rates are selected based on high quality corporate bond yields of similar durations.

The Company’s net periodic benefit cost for its defined benefit plans for the periods presented consist of the following components:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Service cost	$0.4	$—	$0.6	$0.5
Interest cost	8.9	0.4	8.9	9.7
Expected return on plan assets	(8.5)	(0.4)	(7.1)	(10.5)
Recognized actuarial loss (gain)	—	—	0.6	(0.1)

Net periodic benefit cost (income)	$0.8	$—	$3.0	$(0.4)

The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial gains and losses. These amounts will be recognized in future periods as components of net periodic pension cost. The Company does not expect to recognize any amounts recorded in accumulated other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2011.

Other changes in assets and obligations recognized in other comprehensive income (loss) for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008 consist of net losses of approximately $2.3 million (net of tax of approximately $0.9 million), net gains of approximately $0.8 million (net of tax of approximately $0.3 million), net gains of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

approximately $5.2 million (net of tax of approximately $1.8 million) and net losses of approximately $36.6 million, respectively.

The table that follows provides a reconciliation of the benefit obligations of the Company’s post retirement health benefit plans for the periods presented:

	Non-Pension Post
	Retirement Health Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in benefit obligation:
Benefit obligation at January 1, 2010, December 20, 2009 and January 1, 2009, respectively	$6.7	$6.7	$6.4
Interest cost	0.3	—	0.3
Actuarial gain excluding assumption changes	(0.1)	—	(0.2)
Actuarial loss due to assumption changes	0.1	—	—
Actuarial loss due to plan changes	—	—	0.3
Benefits and expenses paid	(0.1)	—	(0.1)

Benefit obligation at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$6.9	$6.7	$6.7

The table that follows provides a reconciliation of the plan assets of the Company’s post retirement health benefit plans for the periods presented:

	Non-Pension Post
	Retirement Health Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in plan assets:
Fair value of plan assets at January 1, 2010, December 20, 2009 and January 1, 2009, respectively	$—	$—	$—
Employer contribution	0.1	—	0.1
Benefits and expenses paid	(0.1)	—	(0.1)

Fair value of plan assets at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$—	$—	$—

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table that follows provides a reconciliation of the funded status of the Company’s post retirement health benefit plans for the periods presented:

	Non-Pension Post
	Retirement Health Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Funded status and statement of financial position:
Fair value of plan assets	$—	$—	$—
Benefit obligation	6.9	6.7	6.7

Funded status at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$(6.9)	$(6.7)	$(6.7)

The following amounts were recognized in the accompanying consolidated balance sheet for the Company’s post retirement health benefit plans at December 31, 2010 and 2009:

	Non-Pension Post Retirement
	Health Benefits
	at December 31,
	2010	2009
	(Amounts in millions)

Current liabilities	$0.4	$0.3
Non-current liabilities	6.5	6.4

	$6.9	$6.7

At December 31, 2010, the expected post retirement health benefit payments for the Successor were as follows:

Post Retirement
Year Ended	Health Benefit
December 31,	Payments
(Amounts in millions)

2011	$0.4
2012	5.0
2013	0.3
2014	0.3
2015	0.3
2016-2020	1.0

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The Company’s net periodic benefit cost for its post retirement health benefit plans for the periods presented consists of the following components:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
		(Amounts in millions)
Interest cost	$0.3	$—	$0.3	$0.3
Amortization of prior service cost	—	—	(0.2)	(0.2)

Net periodic post-retirement health benefit cost	$0.3	$—	$0.1	$0.1

The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial gains and losses. These amounts will be recognized in future periods as components of net periodic pension cost. The Company does not expect to recognize any amounts recorded in accumulated other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2011.

The amount recognized in other comprehensive income for the 2009 Predecessor Period was a loss of approximately $0.4 million and for the year ended December 31, 2008 was a gain of approximately $0.2 million. At December 19, 2009, prior to the fresh-start adjustment to eliminate accumulated other comprehensive income, a gain of approximately $0.2 million was recognized in other comprehensive income. There were no amounts recognized in accumulated other comprehensive income for the year ended December 31, 2010 or the 2009 Successor Period.

For purposes of calculating the post retirement health benefit cost, a medical inflation rate of 8.25% and 9.0% was assumed for 2010 and 2009, respectively. For both 2010 and 2009, the rate was assumed to decrease gradually to an ultimate rate of 5.0% by 2013. A one percentage point change in assumed health care cost trends does not have a significant effect on the amount of liabilities recorded in the Successor’s consolidated balance sheet at December 31, 2010.

11.	COMMITMENTS AND CONTINGENCIES

The Company provides accruals for all direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed.

At December 31, 2010, the Company is obligated under operating lease agreements for the rental of certain real estate and machinery and equipment used in its operations. At December 31, 2010, future minimum rental obligations aggregated approximately $62.7 million and are payable as follows:

Year Ended	Future Minimum
December 31,	Rental Obligations
(Amounts in millions)

2011	$19.8
2012	15.7
2013	10.8
2014	8.0
2015	4.7
Thereafter	3.7

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Under certain of these lease agreements, the Company or its subsidiaries are also obligated to pay insurance and taxes.

Rental expense charged to continuing operations in the accompanying consolidated statement of operations was approximately $32.2 million, $1.2 million, $31.5 million and $32.2 million for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively.

The Predecessor’s former subsidiary, Ply Gem, guaranteed third party obligations relating to rental payments through June 30, 2016 for a facility leased by a former subsidiary, which was sold on September 21, 2001. The Predecessor indemnified these guarantees in connection with the sale of Ply Gem on February 12, 2004 and had an estimated liability related to this indemnified guarantee of approximately $7.2 million at December 31, 2008. During the 2009 Predecessor Period, the Predecessor paid approximately $3.3 million in exchange for a release from the indemnification agreement. This event resulted in a reduction of approximately $3.9 million to selling, general and administrative expense, net in the accompanying consolidated statement of operations for the 2009 Predecessor Period. In connection with the bankruptcy, the Company recovered approximately $1.2 million from the settlement and recognized this amount in Gain on Reorganization Items, net in the accompanying consolidated statement of operations.

The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Company has recorded liabilities in relation to these indemnifications of approximately $5.7 million at December 31, 2010, of which approximately $2.2 million are recorded in accrued expenses and approximately $3.5 million are recorded in other long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2010, the undiscounted future payments related to these indemnifications are estimated to be approximately $6.3 million. At December 31, 2009, the Company had recorded liabilities in relation to these indemnifications of approximately $9.2 million, of which approximately $4.6 million was recorded in accrued expenses and approximately $4.6 million was recorded in other long-term liabilities in the accompanying consolidated balance sheet.

The Company sells a number of products and offers a number of warranties including, in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at estimated fair value and is amortized over the life of the warranty and periodically reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary. As a result of this assessment, the Company reduced its warranty liability by approximately $4.8 million for the year ended December 31, 2010. This reduction increased net income by approximately $3.0 million, or approximately $0.20 per share, for the year ended December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Changes in the Company’s combined short-term and long-term warranty liabilities (see Note 14, “Accrued Expenses and Taxes, Net and Other Long-Term Liabilities”) during the periods presented are as follows:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Balance, beginning of period	$54.3	$53.8	$51.5
Warranties provided during period	29.4	1.2	29.2
Settlements made during period	(25.2)	(0.9)	(27.6)
Changes in liability estimate, including expirations and acquisitions	(2.6)	0.2	0.7

Balance, end of period	$55.9	$54.3	$53.8

In the fourth quarter of 2009, two of the Company’s subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, the Company recognized net sales of approximately $52.1 million in 2010. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. In addition, the Company evaluated the credit worthiness of this customer and concluded that collectability was not reasonably assured. Accordingly, the Company determined cash basis accounting treatment is appropriate for revenue recognition. Accordingly, the Company has deferred revenue recognition on approximately $9.2 million and $7.2 million of sales at December 31, 2010 and 2009, respectively, and recorded the cost basis of related inventory shipped of approximately $6.5 million and $5.6 million at December 31, 2010 and 2009, respectively, in other current assets in the accompanying consolidated balance sheet. In addition, at December 31, 2010, the Company has included in inventory approximately $6.1 million related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, the Company recorded loss contingency reserves of approximately $3.0 million as a reduction to other current assets as of December 31, 2009. Based on collection experience with this customer throughout 2010 and 2011, the Company believes that it will be able to recover all revenue on the inventories shipped to this customer. Based on this, in the third quarter of 2010 the Company reversed the $3.0 million loss contingency reserve that was previously provided against cost of products sold in 2009.

On February 4, 2009, the Company’s subsidiary, Nordyne, Inc. (“Nordyne”), initiated action against Regal Beloit Corporation (“Regal Beloit”) in the U.S. District Court for the Eastern District of Missouri. In the action, Nordyne is seeking a judgment declaring that certain of its high efficiency heating and air conditioning products do not infringe on Regal Beloit’s electronically commutated motor (“ECM”) systems patent U.S. Patent No. 5,592,058 (“the ’058 Patent”) and/or that the ’058 Patent is invalid. In July 2009, Regal Beloit filed a response and counterclaimed, denying that Nordyne is entitled to relief and seeking a judgment that Nordyne has, in fact, infringed and continues to infringe upon the ’058 Patent by making, using, offering for sale and selling such products. Regal Beloit has also requested the U.S. District Court to enjoin Nordyne from further infringement of the ’058 Patent and to award Regal Beloit compensatory and other damages.

On February 2, 2011, the Court issued a claim construction order in which it held that 40 of the 44 claims in the ’058 Patent asserted against Nordyne contain limitations that are indefinite and thus invalid. The remaining claims of the ’058 Patent remain to be litigated. Due to the inherent uncertainty related to this suit and the information currently available, it is not possible for the Company to estimate the potential loss, if any, regarding this matter. While the Company will continue to litigate its claims vigorously, it is possible that its business, financial condition, results of operations or cash flows could be affected by an adverse outcome of this matter.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The Company is subject to other contingencies, including legal proceedings and claims, arising out of its businesses that cover a wide range of matters including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

The Company has undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of the Company’s products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. Any recalls or reworks may adversely affect the Company’s reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on its financial condition, results of operations and cash flows.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, warranty, product liability, environmental liabilities and product recalls, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. It is possible, however, that results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes that are not within the Company’s control.

12.	SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK

The Company is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

• the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company’s performance is significantly impacted by the levels of residential replacement and remodeling activity, as well as the levels of residential and non-residential new construction. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which the Company has no control.

The RVP segment primarily manufactures and sells room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, the residential new construction market

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

and the do-it-yourself (“DIY”) market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment include audio/video distribution and control equipment, security and access control products, and digital display mounting and mobility products.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

Sales of the Company’s kitchen range hoods and exhaust fans within the RVP segment accounted for approximately 14.1% and 10.3%, respectively, of consolidated net sales for 2010, approximately 14.2% and 10.3%, respectively, of consolidated net sales in 2009 and approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008. Sales of the Company’s commercial air handlers within the C-HVAC segment accounted for approximately 11.8%, 11.3% and 12.5% of consolidated net sales in 2010, 2009 and 2008, respectively. No other single product class accounts for 10% or more of consolidated net sales.

The accounting policies of the segments are the same as those described in Note 4, “Summary of Significant Accounting Policies”. The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible assets amortization and goodwill, are reflected in the applicable operating segment, which are the Company’s reporting units. Unallocated assets consist primarily of cash and cash equivalents, marketable securities, prepaid and deferred income taxes, deferred debt expense and long-term restricted investments and marketable securities.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Net sales and operating earnings (loss) for the Company’s segments and pre-tax (loss) earnings for the Company are presented in the table that follows for the periods presented:

			Predecessor
	Successor		Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Amounts in millions)
Net sales:
Residential ventilation products	$602.7	$15.1	$567.9	$715.9
Technology products	463.6	13.3	387.5	514.1
Residential HVAC products	470.5	8.9	417.3	524.5
Commercial HVAC products	362.5	6.7	391.2	515.2

Consolidated net sales	$1,899.3	$44.0	$1,763.9	$2,269.7

Operating earnings (loss):
Residential ventilation products(1)	$56.1	$0.7	$53.3	$(391.9)
Technology products(2)	12.1	1.0	(275.0)	(39.2)
Residential HVAC products(3)	23.6	(0.8)	16.0	(176.8)
Commercial HVAC products(4)	5.7	(2.0)	41.7	34.2

Subtotal	97.5	(1.1)	(164.0)	(573.7)
Unallocated:
Pre-petition reorganization items	—	—	(22.5)	—
Loss contingency related to the Company’s indemnification of a lease guarantee	—	—	3.9	(6.4)
Unallocated, net(5)	(26.9)	(0.1)	(20.8)	(29.9)

Consolidated operating earnings (loss)	70.6	(1.2)	(203.4)	(610.0)
Interest expense	(95.7)	(3.6)	(135.6)	(134.7)
Loss from debt retirement	—	—	—	(9.9)
Investment income	0.1	—	0.2	0.8

(Loss) earnings before gain on reorganization items, net	(25.0)	(4.8)	(338.8)	(753.8)
Gain on reorganization items, net (Note 3)	—	—	619.1	—

(Loss) earnings before (benefit) provision for income taxes	$(25.0)	$(4.8)	$280.3	$(753.8)

(1)	In 2010, includes a reduction in warranty reserves of approximately $4.1 million due to the Company’s change in estimate of expected warranty claims, a decrease in product liability expense approximately $2.1 million as compared to 2009, and charge of approximately $1.9 million related to a product safety upgrade program. In 2009, includes approximately $1.9 million of severance charges related to certain reduction in workforce initiatives.

(2)	In 2010, includes approximately $4.5 million of severance and other charges related to the closure of certain facilities and a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of the Company’s subsidiaries. In 2009, includes a loss contingency reserve of approximately $3.0 million related to one of the Company’s subsidiaries and valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that was shutdown in 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

(3)	In 2010, includes a decrease in product liability expense approximately $1.3 million as compared to 2009.

(4)	In 2010, includes a reduction in warranty reserves of approximately $0.7 million due to the Company’s change in estimate of expected warranty claims. In 2009, includes approximately $1.1 million of severance charges related to certain reduction in workforce initiatives implemented, approximately $1.3 million of expense related to early lease termination charges, and a gain of approximately $0.6 million related to the sale of assets related to one of the Company’s foreign subsidiaries.

(5)	In 2010, includes a non-cash share-based compensation expense of approximately $2.0 million, a gain of approximately $2.7 million relating to the reversal of a portion of a loss contingency reserve provided in prior periods, and approximately $2.2 million of fees and expenses associated with the acquisition of Ergotron. In 2009, includes a gain of approximately $0.7 million related to the favorable settlement of litigation.

See Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, Note 3, “Fresh-Start Accounting (Restated)”, Note 7, “Income Taxes”, and Note 11, “Commitments and Contingencies”, with respect to certain other income (expense) items affecting segment earnings (loss).

Depreciation expense, amortization expense and capital expenditures for the Company’s segments are presented in the table that follows for the periods presented:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Depreciation Expense:
Residential ventilation products	$16.2	$0.6	$13.1	$16.0
Technology products	5.9	0.2	5.7	6.3
Residential HVAC products	14.4	0.6	10.0	10.5
Commercial HVAC products	5.8	0.2	5.8	6.8
Unallocated	0.2	—	0.4	0.6

Consolidated depreciation expense	$42.5	$1.6	$35.0	$40.2

Amortization expense:
Residential ventilation products(1)	$18.4	$1.4	$7.0	$9.0
Technology products(2)	18.4	1.6	10.3	13.0
Residential HVAC products(3)	1.7	0.2	0.7	0.8
Commercial HVAC products(4)	10.7	1.4	4.7	5.3
Unallocated	—	—	—	0.3

Consolidated amortization expense	$49.2	$4.6	$22.7	$28.4

Capital Expenditures:
Residential ventilation products	$5.9	$0.1	$5.5	$10.5
Technology products	3.3	0.1	2.5	3.7
Residential HVAC products	3.0	—	1.4	6.3
Commercial HVAC products	7.3	0.3	8.5	4.9
Unallocated	0.3	—	—	—

Consolidated capital expenditures	$19.8	$0.5	$17.9	$25.4

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.4 million, $0.9 million and $0.4 million for 2010, the 2009 Successor and 2009 Predecessor Periods, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $9.3 million and $1.2 million for 2010 and the 2009 Successor Period, respectively.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million, $0.2 million, $0.1 million and $0.2 million for 2010, the 2009 Successor Period, the 2009 Predecessor Period and the Predecessor year ended December 31, 2008, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.7 million and $0.8 million for 2010 and the 2009 Successor Period, respectively.

Segment assets for the Company’s reporting segments are presented in the table that follows for the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Amounts in millions)

Segment Assets:
Residential ventilation products	$706.8	$727.5
Technology products	762.9	338.7
Residential HVAC products	199.7	210.3
Commercial HVAC products	199.6	205.0

	1,869.0	1,481.5
Unallocated:
Cash and cash equivalents, including current restricted cash	57.8	90.9
Prepaid income taxes	16.9	25.4
Other assets, including long-term restricted investments and marketable securities	27.4	21.1

Consolidated assets	$1,971.1	$1,618.9

Foreign net sales were approximately 20.0%, 14.0%, 20.1% and 21.2% of consolidated net sales for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively. Foreign net sales are attributed based on the location of the Company’s subsidiary responsible for the sale. Excluding financial instruments and deferred income taxes, foreign long-lived assets were approximately 11.4% and 13.7% of consolidated long-lived assets at December 31, 2010 and 2009, respectively.

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographical regions. These risks are not significantly dissimilar among the Company’s four reporting

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

segments. Accounts receivable from customers related to foreign operations was approximately 29.6% and 27.0% of total accounts receivable at December 31, 2010 and 2009, respectively.

No single customer accounts for 10% or more of consolidated net sales or accounts receivable.

13.	RESTRUCTURING CHARGES

During 2010, the Company announced the formation of its new audio/visual control company within the TECH segment called The AVC Group, LLC (“The AVC Group”). Upon the formation of The AVC Group, the operations of Niles Audio Corporation, Elan Home Systems, L.L.C and Xantech LLC were combined to improve the overall operational efficiencies of these companies. In conjunction with the formation of The AVC Group, the Company is in the process of consolidating and shutting down certain of its facilities and, as a result, recorded net expenses of approximately $2.8 million, of which approximately $2.6 million was recorded to selling, general and administrative expense, net (“SG&A”) and approximately $0.2 million was recorded to cost of products sold (“COGS”), for the year ended December 31, 2010, consisting of severance and other expenses. The Company anticipates recording additional expenses related to severance and other costs associated with this activity of approximately $0.9 million through the first half of 2011.

In addition, the Company is in the process of shutting down its Imerge Limited and Aigis Mechtronics, Inc. (“Aigis”) facilities within the TECH segment. As a result, during the year ended December 31, 2010, the Company has recorded expenses of approximately $1.6 million, within SG&A related to severance and other costs. The Company anticipates recording additional expenses associated with the closure of Aigis of approximately $0.1 million through the first half of 2011.

The following table sets forth restructuring activity in accordance with ASC 420, “Exit or Disposal Cost Obligations” (“ASC 420”) in the accompanying consolidated statement of operations for the year ended December 31, 2010:

			Payments
	Balance		and Asset		Balance
	12/31/09	Provision	Write Downs	Other	12/31/10
		(Amounts in millions)

Employee Separation Expenses:
SG&A	$0.3	$3.0	$(1.4)	$0.1	$2.0
COGS	0.1	0.2	(0.2)	—	0.1

Total Employee Separation Expenses	0.4	3.2	(1.6)	0.1	2.1

Other Costs and Expenses:
SG&A	1.4	1.6	(2.3)	0.2	0.9
COGS	—	0.3	(0.3)	—	—

Total Other Costs and Expenses	1.4	1.9	(2.6)	0.2	0.9

Total Restructuring Activity:
SG&A	1.7	4.6	(3.7)	0.3	2.9
COGS	0.1	0.5	(0.5)	—	0.1

	$1.8	$5.1	$(4.2)	$0.3	$3.0

Employee separation expenses are comprised of severance, vacation, outplacement and retention bonus payments. Other restructuring costs include expenses associated with asset write-downs, terminating other contractual arrangements, costs to prepare facilities for closure, and costs to move equipment and products to other facilities.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

14.	ACCRUED EXPENSES AND TAXES, NET AND OTHER LONG-TERM LIABILITIES

Accrued expenses and taxes, net, included in current liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Amounts in millions)

Payroll, pension and employee benefits	$50.1	$43.9
Contingent consideration	—	1.3
Product liability reserves	8.6	11.1
Worker’s compensation reserves	0.8	1.9
Other insurance reserves, including employee health benefit accruals	5.5	6.8
Interest	10.7	3.7
Product warranty	28.9	30.5
Sales and marketing	33.5	24.1
Other, net	55.1	51.6

	$193.2	$174.9

Accrued expenses, included in other long-term liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Amounts in millions)

Employee pension retirement benefit obligation	$41.4	$42.3
Product warranty	27.0	23.8
Post retirement health benefit obligations	6.5	6.4
Product liability reserves	57.8	38.6
Worker’s compensation reserves	1.0	0.9
Other insurance reserves	4.1	3.7
Other, net	33.3	35.8

	$171.1	$151.5

15.	SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table that follows summarizes unaudited quarterly financial data for the year ended December 31, 2010:

	Successor
	For the Quarter Ended
	April 3	July 3	October 2	December 31
	(Amounts in millions, except per share data)

2010
Net sales	$430.9	$509.0	$496.6	$462.8
Gross profit	111.0	138.8	135.2	122.5
Selling, general and administrative expense, net	96.3	101.6	100.1	101.9
Depreciation expense	10.5	10.4	10.5	11.1
Amortization expense	20.2	12.4	8.7	7.9
Operating earnings	4.2	27.1	26.7	12.6
Net (loss) earnings	(13.4)	0.3	9.8	(10.1)
Net (loss) earnings per share:
Basic (loss) earnings per share	$(0.89)	$0.02	$0.65	$(0.67)
Diluted (loss) earnings per share	$(0.89)	$0.02	$0.64	$(0.67)

The table that follows summarizes unaudited quarterly financial data for the year ended December 31, 2009:

	Predecessor
				Oct. 4, 2009 -	Successor
	For the Quarter Ended			Dec. 19, 2009	Dec. 20, 2009 -
	April 4	July 4	October 3	(Restated)	Dec. 31, 2009
	(Amounts in millions, except per share data)
2009
Net sales	$439.0	$487.8	$451.8	$385.3	$44.0
Gross profit	121.5	136.1	130.1	110.2	8.8
Selling, general and administrative expense, net	101.0	94.9	90.2	86.5	8.5
Pre-petition reorganization items	—	0.9	6.5	15.1	—
Goodwill impairment charge	—	250.0	—	34.0	—
Depreciation expense	9.6	9.6	8.5	7.3	1.6
Amortization expense	5.9	6.5	5.7	4.6	4.6
Operating earnings (loss)	14.6	(215.7)	27.7	(30.0)	(1.2)
Gain on Reorganization Items, net	—	—	—	619.1	—
Net (loss) earnings	(32.7)	(245.4)	(12.4)	485.8	(3.4)
Net (loss) earnings per share:
Basic (loss) earnings per share	$(10,900.00)	$(81,800.00)	$(4,133.33)	$161,933.33	$(0.23)
Diluted (loss) earnings per share	$(10,900.00)	$(81,800.00)	$(4,133.33)	$161,933.33	$(0.23)

See Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, Note 3, “Fresh-Start Accounting (Restated)”, Note 7, “Income Taxes”, Note 11, “Commitments and Contingencies”, and Note 12, “Segment Information and Concentration of Credit Risk”, as well as “Management’s Discussion and Analysis

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

of Financial Condition and Results of Operations” included elsewhere herein, regarding certain other quarterly transactions which impact the operating results in the above tables, including financing activities, new accounting pronouncements, income taxes, acquisitions, sales volume, material costs, rationalization and relocation of manufacturing operations, material procurement strategies and other items.

16.	SUBSEQUENT EVENTS

In February 2011, management approved a plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best. The Company anticipates incurring expenses of approximately $1.0 million to $2.0 million in 2011 related to this plan and the related investments in research and development, the reconfiguration of physical space, and relocation of equipment. The Company may approve additional plans in 2011 and may incur significant additional costs in 2011 and beyond.

17.	GUARANTOR FINANCIAL STATEMENTS

Nortek’s 10% Notes and 8.5% Notes are guaranteed by each of Nortek’s current and future domestic subsidiaries that guarantee Nortek’s obligations under its senior secured credit facilities (the “Guarantors”). The Guarantors are wholly-owned either directly or indirectly by Nortek and jointly and severally guarantee Nortek’s obligations under the 10% Notes and 8.5% Notes. None of Nortek’s foreign subsidiaries guarantee the 10% Notes and 8.5% Notes.

Consolidating balance sheets related to Nortek, the Guarantors and non-Guarantor subsidiaries as of December 31, 2010 and December 31, 2009 and the related consolidating statements of operations and cash flows for the year ended December 31, 2010 (Successor), the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor) are reflected below in order to comply with the reporting requirements for guarantor subsidiaries.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2010 (Successor)

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		(Dollar amounts in millions)

Net Sales	$—	$1,563.6	$504.5	$(168.8)	$1,899.3

Costs and expenses:
Costs of products sold	—	1,131.4	429.1	(168.7)	1,391.8
Selling, general and administrative expenses, net	26.9	300.9	72.1	—	399.9
Amortization of intangible assets	—	33.7	3.3	—	37.0

	26.9	1,466.0	504.5	(168.7)	1,828.7

Operating (loss) earnings	(26.9)	97.6	—	(0.1)	70.6
Interest expense	(92.2)	(1.9)	(1.6)	—	(95.7)
Investment income	—	—	0.1	—	0.1

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(119.1)	95.7	(1.5)	(0.1)	(25.0)
Charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	94.1	(65.1)	(0.4)	(28.6)	—

(Loss) earnings before (benefit) provision for income taxes	(25.0)	30.6	(1.9)	(28.7)	(25.0)
(Benefit) provision for income taxes	(11.6)	8.2	6.5	(14.7)	(11.6)

Net (loss) earnings	$(13.4)	$22.4	$(8.4)	$(14.0)	$(13.4)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Statement of Operations
For the period December 20, 2009 to December 31, 2009 (Successor)

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		(Dollar amounts in millions)

Net Sales	$—	$38.5	$10.3	$(4.8)	$44.0

Costs and expenses:
Costs of products sold	—	29.5	10.3	(4.6)	35.2
Selling, general and administrative expenses, net	—	7.3	1.2	—	8.5
Amortization of intangible assets	—	1.4	0.1	—	1.5

	—	38.2	11.6	(4.6)	45.2

Operating earnings (loss)	—	0.3	(1.3)	(0.2)	(1.2)
Interest expense	(3.5)	—	(0.1)	—	(3.6)

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(3.5)	0.3	(1.4)	(0.2)	(4.8)
Charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(1.3)	(1.8)	0.1	3.0	—

(Loss) earnings before (benefit) provision for income taxes	(4.8)	(1.5)	(1.3)	2.8	(4.8)
(Benefit) provision for income taxes	(1.4)	(0.6)	0.1	0.5	(1.4)

Net (loss) earnings	$(3.4)	$(0.9)	$(1.4)	$2.3	$(3.4)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Statement of Operations
For the period January 1, 2009 to December 19, 2009 (Predecessor)

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		(Dollar amounts in millions)

Net Sales	$—	$1,453.2	$431.4	$(120.7)	$1,763.9

Costs and expenses:
Costs of products sold	—	1,037.6	348.9	(120.5)	1,266.0
Selling, general and administrative expenses, net	17.2	282.4	73.0	—	372.6
Pre-petition reorganization items	22.5	—	—		22.5
Goodwill impairment charge	—	284.0	—	—	284.0
Amortization of intangible assets	—	19.2	3.0	—	22.2

	39.7	1,623.2	424.9	(120.5)	1,967.3

Operating (loss) earnings	(39.7)	(170.0)	6.5	(0.2)	(203.4)
Interest expense	(132.2)	(1.5)	(1.9)	—	(135.6)
Investment income	0.1	—	0.1	—	0.2

(Loss) income before gain on reorganization items, net and charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(171.8)	(171.5)	4.7	(0.2)	(338.8)
Gain on reorganization items, net	470.4	109.7	39.0	—	619.1

Income (loss) before charges and allocations to subsidiaries and equity in subsidiaries’ earnings (loss) before income taxes	298.6	(61.8)	43.7	(0.2)	280.3
Charges and allocations to subsidiaries and equity in subsidiaries’ earnings (loss) before income taxes	(18.3)	(22.3)	(0.1)	40.7	—

Earnings (loss) before provision (benefit) for income taxes	280.3	(84.1)	43.6	40.5	280.3
Provision (benefit) for income taxes	85.0	94.0	25.0	(119.0)	85.0

Net earnings (loss)	$195.3	$(178.1)	$18.6	$159.5	$195.3

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2008 (Predecessor)

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		(Dollar amounts in millions)

Net Sales	$—	$1,845.1	$572.3	$(147.7)	$2,269.7

Costs and expenses:
Costs of products sold	—	1,356.6	464.2	(147.3)	1,673.5
Selling, general and administrative expenses, net	34.8	349.5	83.7	—	468.0
Goodwill impairment charge	—	698.3	11.7	—	710.0
Amortization of intangible assets	0.3	24.2	3.7	—	28.2

	35.1	2,428.6	563.3	(147.3)	2,879.7

Operating (loss) earnings	(35.1)	(583.5)	9.0	(0.4)	(610.0)
Interest expense	(129.2)	(2.4)	(3.1)	—	(134.7)
Loss from debt retirement	(9.9)	—	—	—	(9.9)
Investment income	0.1	0.2	0.5	—	0.8

(Loss) income before charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(174.1)	(585.7)	6.4	(0.4)	(753.8)
Charges and allocations to subsidiaries and equity in subsidiaries’ (loss) earnings before income taxes	(579.7)	(43.7)	(0.2)	623.6	—

(Loss) earnings before provision (benefit) for income taxes	(753.8)	(629.4)	6.2	623.2	(753.8)
Provision (benefit) for income taxes	26.9	25.5	12.0	(37.5)	26.9

Net (loss) earnings	$(780.7)	$(654.9)	$(5.8)	$660.7	$(780.7)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Balance Sheet as of December 31, 2010

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Dollar amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$16.0	$21.3	$20.4	$—	$57.7
Restricted cash	—	—	0.1	—	0.1
Accounts receivable, less allowances	—	203.6	77.2	—	280.8
Intercompany receivables (payables)	1.4	(27.4)	26.0	—	—
Inventories, net	—	241.1	75.9	(3.5)	313.5
Prepaid expenses	2.4	9.0	4.5	—	15.9
Other current assets	6.3	18.7	8.2	(0.9)	32.3
Prepaid income taxes	6.1	9.1	1.7	—	16.9

Total current assets	32.2	475.4	214.0	(4.4)	717.2

Property and Equipment, at Cost:
Total property and equipment, net	0.6	157.1	77.8	—	235.5

Other Long-term Assets:
Investment in subsidiaries and long-term receivable from (to) subsidiaries	1,236.6	132.9	(20.8)	(1,348.7)	—
Goodwill	—	280.1	12.0	—	292.1
Intangible assets, less accumulated amortization	—	663.6	31.4	—	695.0
Other assets	16.3	14.2	0.8	—	31.3

Total other long-term assets	1,252.9	1,090.8	23.4	(1,348.7)	1,018.4

Total assets	$1,285.7	$1,723.3	$315.2	$(1,353.1)	$1,971.1

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT):
Current Liabilities:
Notes payable and other short-term obligations	$—	$—	$8.6	$—	$8.6
Current maturities of long-term debt	—	5.0	2.7	—	7.7
Long-term debt	—	—	1.5	—	1.5
Accounts payable	4.0	83.9	87.8	—	175.7
Accrued expenses and taxes, net	19.3	123.9	50.0	—	193.2

Total current liabilities	23.3	212.8	150.6	—	386.7

Other Liabilities:
Deferred income taxes	(12.8)	153.5	13.7	(1.7)	152.7
Other long-term liabilities	38.0	116.2	16.9	—	171.1

	25.2	269.7	30.6	(1.7)	323.8

Notes, Mortgage Notes and Obligations
Payable, Less Current Maturities	1,078.4	13.2	10.2	—	1,101.8

Stockholder’s investment (deficit)	158.8	1,227.6	123.8	(1,351.4)	158.8

Total liabilities and stockholder’s investment (deficit)	$1,285.7	$1,723.3	$315.2	$(1,353.1)	$1,971.1

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Balance Sheet as of December 31, 2009

		Guarantor	Non-Guarantor		Nortek
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		(Dollar amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$43.6	$11.4	$34.6	$—	$89.6
Restricted cash	0.1	0.7	0.5	—	1.3
Accounts receivable, less allowances	—	187.8	61.3	—	249.1
Intercompany receivables (payables)	1.3	(3.2)	1.9	—	—
Inventories, net	—	227.3	49.9	(4.0)	273.2
Prepaid expenses	9.0	6.3	2.7	—	18.0
Other current assets	1.1	4.8	7.6	—	13.5
Prepaid income taxes	8.1	16.7	0.6	—	25.4

Total current assets	63.2	451.8	159.1	(4.0)	670.1

Property and Equipment, at Cost:
Total property and equipment, net	0.4	162.7	81.8	—	244.9

Other Long-term Assets:
Investment in subsidiaries and long-term receivable from (to) subsidiaries	993.9	49.6	(30.2)	(1,013.3)	—
Goodwill	—	142.8	12.0	—	154.8
Intangible assets, less accumulated amortization	—	501.9	34.7	—	536.6
Other assets	8.5	2.6	1.4	—	12.5

Total other long-term assets	1,002.4	696.9	17.9	(1,013.3)	703.9

Total assets	$1,066.0	$1,311.4	$258.8	$(1,017.3)	$1,618.9

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT):
Current Liabilities:
Notes payable and other short-term obligations	$—	$—	$13.4	$—	$13.4
Current maturities of long-term debt	25.0	2.2	5.2	—	32.4
Long-term debt	—	—	4.1	—	4.1
Accounts payable	1.6	66.8	56.1	—	124.5
Accrued expenses and taxes, net	21.4	111.7	41.8	—	174.9

Total current liabilities	48.0	180.7	120.6	—	349.3

Other Liabilities:
Deferred income taxes	(13.4)	99.2	28.3	(1.5)	112.6
Other long-term liabilities	42.9	99.6	9.0	—	151.5

	29.5	198.8	37.3	(1.5)	264.1

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	818.4	16.2	0.8	—	835.4

Stockholder’s investment (deficit)	170.1	915.7	100.1	(1,015.8)	170.1

Total liabilities and stockholder’s investment (deficit)	$1,066.0	$1,311.4	$258.8	$(1,017.3)	$1,618.9

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Cash Flow Statement
For the Year Ended December 31, 2010 (Successor)

		Guarantor	Non-Guarantor	Nortek
	Parent	Subsidiaries	Subsidiaries	Consolidated
		(Dollar amounts in millions)

Cash Flows from operating activities:
Net cash (used in) provided by operating activities	$(145.7)	$177.7	$14.9	$46.9
Cash Flows from investing activities:
Capital expenditures	(0.3)	(13.4)	(6.1)	(19.8)
Net cash paid for businesses acquired	(76.1)	(209.1)	—	(285.2)
Proceeds from the sale of property and equipment	—	—	0.4	0.4
Change in restricted cash and investments	0.1	0.7	0.4	1.2
Intercompany dividend paid by (received from) subsidiaries	10.8	4.2	(15.0)	—
Other, net	0.1	(0.2)	0.1	—

Net cash used in investing activities	(65.4)	(217.8)	(20.2)	(303.4)

Cash Flows from financing activities:
Increase in borrowings	90.1	—	43.0	133.1
Payment of borrowings	(95.0)	(2.2)	(51.9)	(149.1)
Net proceeds from the sale of the 10% Senior Unsecured Notes due 2018	250.0	—	—	250.0
Long-term intercompany advance	(52.1)	52.1	—	—
Fees paid in connection with debt facilities	(9.5)	—	—	(9.5)
Other, net	—	0.1	—	0.1

Net cash provided by (used in) financing activities	183.5	50.0	(8.9)	224.6

Net change in unrestricted cash and cash equivalents	(27.6)	9.9	(14.2)	(31.9)
Unrestricted cash and cash equivalents at the beginning of the period	43.6	11.4	34.6	89.6

Unrestricted cash and cash equivalents at the end of the period	$16.0	$21.3	$20.4	$57.7

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Cash Flow Statement
For the period December 20, 2009 to December 31, 2009 (Successor)

		Guarantor	Non-Guarantor	Nortek
	Parent	Subsidiaries	Subsidiaries	Consolidated
	(Dollar amounts in millions)

Cash Flows from operating activities:
Net cash (used in) provided by operating activities	$(1.6)	$4.0	$4.4	$6.8
Cash Flows from investing activities:
Capital expenditures	—	(0.3)	(0.2)	(0.5)
Change in restricted cash and investments	0.6	—	—	0.6
Other, net	0.1	(0.1)	(0.2)	(0.2)

Net cash provided by (used in) investing activities	0.7	(0.4)	(0.4)	(0.1)

Cash Flows from financing activities:
Increase in borrowings	—	—	0.3	0.3
Payment of borrowings	—	—	(4.1)	(4.1)
Long-term intercompany advance	7.0	(7.0)	—	—

Net cash provided by (used in) financing activities	7.0	(7.0)	(3.8)	(3.8)

Net change in unrestricted cash and cash equivalents	6.1	(3.4)	0.2	2.9
Unrestricted cash and cash equivalents at the beginning of the period	37.5	14.8	34.4	86.7

Unrestricted cash and cash equivalents at the end of the period	$43.6	$11.4	$34.6	$89.6

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Cash Flow Statement
For the period January 1, 2009 to December 19, 2009 (Predecessor)

		Guarantor	Non-Guarantor	Nortek
	Parent	Subsidiaries	Subsidiaries	Consolidated
		(Dollar amounts in millions)

Cash Flows from operating activities:
Net cash (used in) provided by operating activities	$(183.1)	$175.6	$28.9	$21.4
Cash Flows from investing activities:
Capital expenditures	—	(11.3)	(6.6)	(17.9)
Net cash paid for businesses acquired	—	(14.1)	—	(14.1)
Proceeds from the sale of property and equipment	1.3	0.7	0.2	2.2
Change in restricted cash and investments	(0.7)	—	(0.5)	(1.2)
Other, net	(0.2)	(0.9)	(1.8)	(2.9)

Net cash provided by (used in) investing activities	0.4	(25.6)	(8.7)	(33.9)

Cash Flows from financing activities:
Increase in borrowings	20.0	—	44.7	64.7
Payment of borrowings	(75.0)	(7.7)	(61.1)	(143.8)
Long-term intercompany advance	135.2	(135.2)	—	—
Fees paid in connection with debt facilities	(4.1)	—	—	(4.1)
Other, net	—	0.2	—	0.2

Net cash provided by (used in) financing activities	76.1	(142.7)	(16.4)	(83.0)

Net change in unrestricted cash and cash equivalents	(106.6)	7.3	3.8	(95.5)
Unrestricted cash and cash equivalents at the beginning of the period	144.1	7.5	30.6	182.2

Unrestricted cash and cash equivalents at the end of the period	$37.5	$14.8	$34.4	$86.7

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Condensed Consolidating Cash Flow Statement
For the Year Ended December 31, 2008 (Predecessor)

		Guarantor	Non-Guarantor	Nortek
	Parent	Subsidiaries	Subsidiaries	Consolidated
		(Dollar amounts in millions)

Cash Flows from operating activities:
Net cash (used in) provided by operating activities	$(139.1)	$168.8	$24.7	$54.4
Cash Flows from investing activities:
Capital expenditures	—	(16.5)	(8.9)	(25.4)
Net cash paid for businesses acquired	—	(32.7)	—	(32.7)
Proceeds from the sale of property and equipment	—	8.5	—	8.5
Change in restricted cash and investments	—	0.3	—	0.3
Intercompany dividend paid by (received from) subsidiaries	8.6	—	(8.6)	—
Other, net	(0.9)	(0.8)	(0.2)	(1.9)

Net cash (used in) provided by investing activities	7.7	(41.2)	(17.7)	(51.2)

Cash Flows from financing activities:
Increase in borrowings	265.0	—	14.4	279.4
Payment of borrowings	(79.2)	(17.0)	(14.8)	(111.0)
Net proceeds from the sale of the 10% Senior Secured Notes due 2013	742.2	—	—	742.2
Redemption of Nortek’s senior secured credit facility	(755.5)	—	—	(755.5)
Fees paid in connection with new debt facilities	(33.8)	—	—	(33.8)
Equity investment by Nortek Holdings, Inc.	4.2	—	—	4.2
Intercompany transfers	112.0	(112.0)	—	—
Other, net	0.1	—	—	0.1

Net cash provided by (used in) financing activities	255.0	(129.0)	(0.4)	125.6

Net change in unrestricted cash and cash equivalents	123.6	(1.4)	6.6	128.8
Unrestricted cash and cash equivalents at the beginning of the period	20.5	8.9	24.0	53.4

Unrestricted cash and cash equivalents at the end of the period	$144.1	$7.5	$30.6	$182.2

18.	EVENTS SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS’ REPORT (Unaudited)

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”). The Company also entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined, plus 4.0% with a LIBOR floor of 1.25% (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net debt to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The following is a summary of sources and uses in the second quarter of 2011 related to these debt transactions:

(Amounts in millions)
Sources:
Proceeds from issuance of the 8.5% Notes	$500.0
Proceeds from Term Loan Facility after deducting original issue discount of approximately $1.8 million	348.2

Total sources	848.2

Uses:
Repurchase or redemption of 11% Notes	(753.3)
Tender and redemption premiums for 11% Notes	(37.8)
Accrued and unpaid interest through the date of tender or redemption	(33.9)

Subtotal — 11% Notes repurchase or redemption	(825.0)
Underwriting commissions and legal, accounting and other expenses	(20.9)

Total uses	(845.9)

Net cash to Nortek	$2.3

During the second quarter of 2011, the Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. The Tender Offer entitled the holders of the 11% Notes to receive $1,052.50 per $1,000 in principal amount, plus accrued and unpaid interest, and resulted in a supplemental indenture to the 11% Notes, which substantially eliminated all affirmative and restrictive covenants and certain events of default under the indenture and provided for a shorter notice period in connection with a voluntary redemption. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the supplemental indenture to the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, “Debt Modifications and Extinguishments” (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

In February 2011, management approved an initial plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best, and during the third quarter of 2011, our Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best. During the third quarter and first nine months of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.1 million and $0.6 million, respectively, related to severance and other costs. The Company also recorded additional severance costs of approximately $0.4 million and $1.7 million within cost of products sold (“COGS”) during the third quarter and first nine months of 2011, respectively. In the fourth quarter of 2011, the Company transferred certain operations from Italy to Poland in accordance with the plan and has reached a tentative agreement with the union regarding severance benefits, subject to the approval of 100% of the terminated employees. The Company anticipates recording additional expenses of between approximately $10 million and $13 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

In the fourth quarter of 2009, two of the Company’s subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, the Company recognized net sales of approximately $35.7 million and $62.5 million during the third quarter and first nine months of 2011, respectively. The Company recognized net sales of approximately $34.2 million and $45.8 million relating to this customer during the third quarter and first nine months of 2010, respectively. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. The Company has determined that cash basis accounting treatment is appropriate for revenue recognition under this agreement. Accordingly, the Company has deferred revenue recognition on approximately $36.5 million and $9.2 million of net sales at October 1, 2011 and December 31, 2010, respectively, and recorded the cost basis of related inventory shipped of approximately $23.0 million and $6.5 million at October 1, 2011 and December 31, 2010, respectively, in other current assets in the accompanying unaudited condensed consolidated balance sheet. In addition, included in inventory is approximately $6.7 million and $6.1 million at October 1, 2011 and December 31, 2010, respectively, of inventory related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, the Company recorded loss contingency reserves of approximately $2.0 million as a reduction to other current assets during the first nine months of 2010.

The customer has made approximately $27.3 million of payments through December 5, 2011 in the fourth quarter of 2011, including approximately $13.3 million of delinquent payments that were scheduled to be received in the third quarter of 2011. In the fourth quarter, the customer notified the Company of a product recall issue related to certain products that the Company provided to the customer who in turn sold such products to third parties. The Company is in the process of negotiating a resolution of this and other contractual terms in the customer agreement. These negotiations have not been completed and, accordingly, the Company has recorded a warranty reserve of approximately $6.0 million, representing the Company’s best estimate of the amount that may be ultimately due for the product recall as of October 1, 2011. The Company made an approximate $2.9 million progress payment to the customer for the product recall in the fourth quarter of 2011.

Although the customer has continued to make payments, the customer failed to make scheduled payments totaling approximately $6.0 million through December 5, 2011, with an additional $3.1 million of payments scheduled for the remainder of the fourth quarter 2011. The customer has indicated that failure to make scheduled payments was due to a delay in the receipt of payments owed to them from their major customer. The Company’s customer has been formally notified of the delinquent payments, and it is the Company’s belief that there is no dispute by the customer over the amounts due based on the Company’s correspondence

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

and discussions with the customer. The customer has since made a payment in the fourth quarter of 2011 of approximately $7.1 million and has withheld approximately $1.3 million of payments pending resolution of amounts owed by the Company for the product recall issue noted above. The Company has collected all remaining amounts recorded in the consolidated balance sheet as of October 1, 2011.

There can be no assurances that the Company will be able to complete its negotiations with this customer or that the customer will bring its account current and resume making payments according to terms if the negotiations are not completed. As such, it is possible that the Company may be required to record additional reserves and may have reduced sales and cost of sales from what would have otherwise been recorded in the fourth quarter of 2011 related to this customer relationship. The Company will continue to closely monitor the situation with this customer.

As the Company records revenue on the cash basis of accounting for this customer, the failure of the Company to receive scheduled payments resulted in a corresponding reduction to revenue and cost of goods sold in the Company’s third quarter 2011 operating results. If the customer brings its account current and makes all other scheduled payments in the fourth quarter of 2011, then sales and cost of sales will be higher than what would otherwise have been recorded in the fourth quarter of 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nortek, Inc.:

We have audited the accompanying consolidated balance sheets of Nortek, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ investment (deficit), and cash flows for the year ended December 31, 2010 (Successor), the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nortek, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the year ended December 31, 2010 (Successor), the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor), in conformity with US generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, on December 4, 2009, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on December 17, 2009. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods as described in Notes 2 and 3.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 30, 2011, except for Note 3, as to which the date is September 14, 2011, and except for Note 17, as to which the date is December 7, 2011

ERGOTRON, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
October 2, 2010

2010

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,259,038
Accounts receivable, net of reserves of $2,683,048	35,653,979
Inventories	17,405,185
Prepaid expenses and other assets	1,331,139
Income taxes receivable	538,385
Deferred income taxes	1,881,454

Total current assets	70,069,180
PROPERTY, PLANT AND EQUIPMENT, net	12,284,895
OTHER ASSETS
Goodwill	192,784
Patents, net	557,218
Deferred income taxes	453,319
Other assets	428

Total other assets	1,203,749

$83,557,824

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
October 2, 2010

2010

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations	$3,393,750
Current maturities of other long-term liabilities	18,000
Accounts payable	39,970,443
Accrued expenses	5,325,972
Accrued royalties — related party	788,103
Income tax payable	1,916,438

Total current liabilities	51,412,706

LONG-TERM OBLIGATIONS, less current maturities	—

OTHER LONG-TERM LIABILITIES, less current maturities	—

COMMITMENTS AND CONTINGENCIES	—

STOCKHOLDERS’ EQUITY
Class A common stock — $.01 par value; voting — 15,000,000 shares authorized, 8,599,296 shares issued and outstanding at October 2, 2010	85,993
Class B common stock — $.01 par value; nonvoting — 2,500,000 shares authorized, 912,300 shares issued and outstanding at October 2, 2010	9,123
Undesignated common stock, $.01 par value — 2,500,000 shares authorized, none issued and outstanding	—
Additional paid-in capital	14,378,120
Shareholder note and interest receivable	(9,189,554)
Retained earnings	27,026,433
Accumulated other comprehensive loss	(164,997)

Total stockholders’ equity	32,145,118

$83,557,824

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Nine months ended October 2, 2010 and October 3, 2009

	2010	2009

Sales	$147,801,434	$109,207,943
Cost of goods sold	94,446,193	70,037,255

Gross profit	53,355,241	39,170,688

Operating expenses:
Selling, general and administrative expense	29,699,376	25,838,944
Royalty expense — related party	1,913,651	745,710
Amortization of patents	334,249	334,249

Operating expenses	31,947,276	26,918,903

Operating income	21,407,965	12,251,785
Other income (expense):
Interest expense	(202,570)	(339,520)
Interest income	78,053	22,704
Other, net	133,960	182,160

Income before income tax expense	21,417,408	12,117,129
Income tax expense	7,277,843	3,927,435

NET INCOME	$14,139,565	$8,189,694

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months ended October 2, 2010 and October 3, 2009

	2010	2009

Cash flows from operating activities:
Net cash provided by operating activities	$14,524,122	$19,109,391
Cash flows from investing activities:
Purchases of property, plant and equipment	(3,152,304)	(1,876,615)
Cash flows from financing activities:
Payments on revolving line of credit	$(8,865,145)	$(39,484,542)
Borrowings on revolving line of credit	4,129,283	29,500,047
Repayment of long-term debt	(187,500)	(187,500)
Cash advances and interest on shareholder note receivables	(514,057)	(736,480)
Issuance of common stock, net of shareholder note receivables	83,262	69,864

Net cash used in financing activities	(5,354,157)	(10,838,611)
Net increase in cash and cash equivalents	6,017,661	6,394,165
Cash and cash equivalents at beginning of year	7,241,377	1,853,811

Cash and cash equivalents at end of year	$13,259,038	$8,247,976

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$62,791	$214,902
Income taxes	$5,966,073	$1,615,669
Cash received during the year for:
Income taxes	$24,732	$109,787

The impact of changes in foreign currency exchange rates on cash was not material and has been included in net cash provided by operating activities.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 2, 2010

NOTE A —	INTERIM FINANCIAL STATEMENTS

Ergotron, Inc. (“Ergotron” or the “Company”) designs and manufactures digital display and computer mounting solutions including wall and desk mount arms, desk stands, powered and non-powered mobile carts, pivots and vertical lifts. The Company has manufacturing and warehouse facilities in Minnesota, the Netherlands and the Peoples Republic of China, with sales offices, channel distribution partners and customers throughout the world. Ergotron’s core products are designed with patented Constant Force (CFtm) lift-and-pivot motion technology, and require less user effort to achieve more motion. Ergotron is a global company focused on channel distribution, consumer, and original equipment manufacturer (OEM) business.

The accompanying unaudited condensed consolidated financial statements reflect the financial position, results of operations and cash flows of the Company after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature for a fair statement of the interim periods presented. Although certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted, the Company believes that the disclosures included are adequate to make the information presented herein not misleading. Operating results for the nine months ended October 2, 2010 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2010.

Total comprehensive income was $14,184,051 and $8,245,043 for the nine months ended October 2, 2010 and October 3, 2009, respectively.

On December 17, 2010, Nortek, Inc. (“Nortek”) acquired all of the outstanding stock of the Company. The acquisition of the Company was significant to Nortek under Article 3-05 of Regulation S-X of the Securities and Exchange Commission’s (“SEC”) rules and regulations (“Rule 3-05”). In addition, the U.S. operations of the Company guarantee Nortek’s 8.5% Senior Notes due 2021 (“8.5% Notes”), which are being registered under this registration statement. As such, the Company is considered to be a recently acquired subsidiary guarantor under Article 3-10(g) of Regulation S-X of the SEC’s rules and regulations (“Rule 3-10(g)”). Accordingly, these unaudited condensed consolidated financial statements of the Company as of October 2, 2010 and for the nine months ended October 2, 2010 and October 3, 2009 are included in this registration statement to satisfy Nortek’s requirements under Rule 3-05 and Rule 3-10(g).

It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this registration statement.

The Company has evaluated subsequent events through the acquisition date of December 17, 2010.

NOTE B —	INVENTORIES

Inventories consisted of the following at October 2, 2010:

2010

Raw materials and packaging	$4,933,491
Work-in-process	146,549
Finished goods	12,325,145

Total inventories	$17,405,185

NOTE C —	RELATED PARTY TRANSACTIONS

Royalty and License Agreements

In April 1999, the Company entered into a royalty and license agreement with the majority stockholder of the Company. The Company obtained licenses for the use of patents owned by the majority stockholder

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

until such time as the parties terminate their respective rights under the agreement. In return for the use of the patents, the Company pays royalties to the majority stockholder based on a percentage (0.50% for the first quarter in 2009, 0.75% for the second quarter of 2009 through the first quarter of 2010 and 1.5% beginning in the second quarter of 2010). Royalty fees charged to operations under this royalty agreement were $1,913,651 for the nine months ended October 2, 2010 and $745,710 for the nine months ended October 3, 2009.

NOTE D —	SEGMENT INFORMATION

The Company operates within two reporting segments:

•	The Company’s Branded segment offers digital display mounting and mobility product solutions to the consumer and commercial business markets.

•	The Company’s OEM and original design manufacturer (“ODM”) segment is a leading supplier of stands and lifts to OEM customers who manufacture liquid crystal displays.

The Company evaluates segment performance based on operating income. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. Refer to Note E for a split of U.S. and foreign operations.

Unaudited sales, operating income and income before income tax expense for the Company’s reporting segments for the first nine months of 2010 and 2009 were as follows:

	For the Nine Months Ended
	Oct. 2, 2010	Oct. 3, 2009

Sales:
Branded products	$85,347,566	$67,262,048
ODM products	62,453,868	41,945,895

Consolidated net sales	$147,801,434	$109,207,943

Operating income:
Branded products	$15,603,193	$8,162,635
ODM products	5,804,772	4,089,150

Consolidated operating income	21,407,965	12,251,785
Interest expense	(202,570)	(339,520)
Interest income	78,053	22,704
Other, net	133,960	182,160

Income before income tax expense	$21,417,408	$12,117,129

NOTE E —	GUARANTOR INFORMATION

As indicated in Note A, the U.S. operations of the Company guarantee Nortek’s 8.5% Senior Notes due 2021. The Company is wholly-owned by Nortek and the U.S. operations jointly and severally guarantee Nortek’s obligations under the 8.5% Notes. The foreign operations of the Company do not guarantee the 8.5% Notes.

A consolidating balance sheet as of October 2, 2010 and the related statements of operations and cash flows for the nine months ended October 2, 2010 and October 3, 2009 are reflected below in order to comply with the reporting requirements for guarantor subsidiaries.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Condensed Consolidating Balance Sheet as of October 2, 2010

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,295,171	$3,963,867	$—	$13,259,038
Accounts receivable, net of reserves	12,517,023	23,136,956	—	35,653,979
Intercompany receivables (payables)	(34,148,485)	34,148,485	—	—
Inventories	11,351,523	6,912,207	(858,545)	17,405,185
Prepaid expenses and other assets	338,065	993,074	—	1,331,139
Income taxes receivable	522,609	15,776	—	538,385
Deferred income taxes	1,835,799	—	45,655	1,881,454

Total current assets	1,711,705	69,170,365	(812,890)	70,069,180

PROPERTY, PLANT AND EQUIPMENT, net	10,842,165	1,442,730	—	12,284,895

OTHER ASSETS
Investment in subsidiaries	9,400,390	—	(9,400,390)	—
Goodwill	—	192,784	—	192,784
Patents, net	557,218	—	—	557,218
Deferred income taxes	419,665	27,911	5,743	453,319
Other assets	428	—	—	428

Total other assets	10,377,701	220,695	(9,394,647)	1,203,749

	$22,931,571	$70,833,790	$(10,207,537)	$83,557,824

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations	$3,393,750	$—	$—	$3,393,750
Current maturities of other long-term liabilities	18,000	—	—	18,000
Accounts payable	37,625	39,932,818	—	39,970,443
Accrued expenses	3,109,945	2,216,027	—	5,325,972
Accrued royalties — related party	788,103	—	—	788,103
Income tax payable	1,523,355	393,083	—	1,916,438

Total current liabilities	8,870,778	42,541,928	—	51,412,706

Stockholders’ equity	14,060,793	28,291,862	(10,207,537)	32,145,118

	$22,931,571	$70,833,790	$(10,207,537)	$83,557,824

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Condensed Consolidating Statement of Operations

For the nine months ended October 2, 2010

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

Sales	$95,784,306	$98,870,363	$(46,853,235)	$147,801,434
Cost of goods sold	55,034,762	86,054,666	(46,643,235)	94,446,193

Gross profit	40,749,544	12,815,697	(210,000)	53,355,241
Operating expenses	25,423,771	6,523,505	—	31,947,276

Operating income	15,325,773	6,292,192	(210,000)	21,407,965
Other income (expense):
Interest expense	(192,206)	(10,364)	—	(202,570)
Interest income	67,405	10,648	—	78,053
Other, net	163,950	(12,811)	(17,179)	133,960

Income before intercompany charges	15,364,922	6,279,665	(227,179)	21,417,408
Intercompany charges	(70,788)	70,788	—	—

Income before income tax expense	15,294,134	6,350,453	(227,179)	21,417,408
Income tax expense	6,429,861	847,982	—	7,277,843

NET INCOME	$8,864,273	$5,502,471	$(227,179)	$14,139,565

Unaudited Condensed Consolidating Statement of Operations

For the nine months ended October 3, 2009

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

Sales	$70,317,026	$69,979,637	(31,088,720)	$109,207,943
Cost of goods sold	42,062,093	59,063,882	(31,088,720)	70,037,255

Gross profit	28,254,933	10,915,755	—	39,170,688
Operating expenses	20,835,092	6,083,811	—	26,918,903

Operating income	7,419,841	4,831,944	—	12,251,785
Other income (expense):
Interest expense	(326,529)	(12,991)	—	(339,520)
Interest income	15,988	6,716	—	22,704
Other, net	168,949	13,211	—	182,160

Income before intercompany charges	7,278,249	4,838,880	—	12,117,129
Intercompany charges	(283,790)	283,790	—	—

Income before income tax expense	6,994,459	5,122,670	—	12,117,129
Income tax expense	3,217,189	710,246	—	3,927,435

NET INCOME	$3,777,270	$4,412,424	$—	$8,189,694

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Condensed Consolidated Statement of Cash Flows

Nine Months ended October 2, 2010

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

Cash Flows from operating activities:
Net cash provided by operating activities	$13,104,629	$1,419,493	—	$14,524,122

Cash Flows from investing activities:
Purchases of property, plant and equipment	(2,706,617)	(445,687)	—	(3,152,304)

Cash Flows from financing activities:
Payments on revolving line of credit	(8,865,145)	—	—	(8,865,145)
Borrowings on revolving line of credit	4,129,283	—	—	4,129,283
Repayment of long-term debt	(187,500)	—	—	(187,500)
Cash advances and interest on shareholder note receivables	(514,057)	—	—	(514,057)
Issuance of common stock, net of shareholder note receivables	83,262	—	—	83,262

Net cash used in financing activities	(5,354,157)	—	—	(5,354,157)

Net increase in cash and cash equivalents	5,043,855	973,806	—	6,017,661
Cash and cash equivalents at beginning of year	4,251,316	2,990,061	—	7,241,377

Cash and cash equivalents at end of year	$9,295,171	$3,963,867	$—	$13,259,038

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Condensed Consolidated Statement of Cash Flows

Nine Months ended October 3, 2009

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

Cash Flows from operating activities:
Net cash provided by operating activities	$16,161,693	$2,947,698	—	$19,109,391

Cash Flows from investing activities:
Purchases of property, plant and equipment	(1,766,430)	(110,185)	—	(1,876,615)

Cash Flows from financing activities:
Payments on revolving line of credit	(39,484,542)	—	—	(39,484,542)
Borrowings on revolving line of credit	29,500,047	—	—	29,500,047
Repayment of long-term debt	(187,500)	—	—	(187,500)
Cash advances and interest on shareholder note receivables	(736,480)	—	—	(736,480)
Issuance of common stock, net of shareholder note receivables	69,864	—	—	69,864

Net cash used in financing activities	(10,838,611)	—	—	(10,838,611)

Net increase in cash and cash equivalents	3,556,652	2,837,513	—	6,394,165
Cash and cash equivalents at beginning of year	—	1,853,811	—	1,853,811

Cash and cash equivalents at end of year	$3,556,652	$4,691,324	$—	$8,247,976

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
December 31, 2009

2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,241,377
Accounts receivable, net	27,143,433
Inventories	11,980,003
Prepaid expenses and other assets	784,743
Income taxes receivable	643,359
Deferred income taxes	1,926,754

Total current assets	49,719,669
PROPERTY, PLANT AND EQUIPMENT, net	12,413,662
OTHER ASSETS
Goodwill	192,784
Patents, net	891,467
Deferred income taxes	459,406
Other assets	4,343

Total other assets	1,548,000

$63,681,331

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET — (Continued)
December 31, 2009

2009

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations	$8,317,112
Current maturities of other long-term liabilities	207,986
Accounts payable	30,110,871
Accrued expenses	4,743,544
Accrued royalties — related party	313,156
Income tax payable	1,692,492

Total current liabilities	45,385,161
COMMITMENTS AND CONTINGENCIES	—
STOCKHOLDERS’ EQUITY
Class A common stock — $.01 par value; voting — 15,000,000 shares authorized, 8,581,396 shares issued and outstanding	85,814
Class B common stock — $.01 par value; nonvoting — 2,500,000 shares authorized, 912,300 shares issued and outstanding	9,123
Undesignated common stock, $.01 par value — 2,500,000 shares authorized, none issued and outstanding	—
Additional paid-in capital	14,199,345
Shareholder note and interest receivable	(8,675,497)
Retained earnings	12,886,868
Accumulated other comprehensive loss	(209,483)

Total stockholders’ equity	18,296,170

$63,681,331

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2009

2009

Sales	$151,352,020
Cost of goods sold	97,045,840

Gross profit	54,306,180

Operating expenses:
Selling, general and administrative, net	36,265,001
Royalty expense — related party	1,058,863
Amortization of patents	445,665

Operating expenses	37,769,529

Operating income	16,536,651
Other income (expense):
Interest expense	(415,559)
Interest income	46,227
Other, net	201,384

Income before income tax expense	16,368,703
Income tax expense	5,104,646

NET INCOME	$11,264,057

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
Year ended December 31, 2009

	Class A		Class B		Additional	Shareholder		Other
	Common Stock		Common Stock		Paid-in	Note and Interest	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Receivable	Earnings	Income (Loss)	Total

Balance at December 31, 2008	6,758,898	$67,589	912,300	$9,123	5,291,578	$—	$7,369,659	$(259,596)	$12,478,353
Adjustment for the adoption of uncertain tax positions	—	—	—	—	—	—	(1,000,000)	—	(1,000,000)
Comprehensive income:
Net income	—	—	—	—	—	—	11,264,057	—	11,264,057
Other comprehensive income (loss):
Currency translation adjustments	—	—	—	—	—	—	—	(23,887)	(23,887)
Net gain interest rate swap agreements, net of tax	—	—	—	—	—	—	—	74,000	74,000

Total comprehensive income									11,314,170
Cash advances and interest on shareholder notes receivable	—	—	—	—	—	(805,501)	—	—	(805,501)
Dividends paid	—	—	—	—	—	—	(4,746,848)	—	(4,746,848)
Issuance of Class A common stock:
Pursuant to stock option agreements, net of shareholder notes receivable	1,831,424	18,314	—	—	8,230,902	(7,869,996)	—	—	379,220
Redemption and retirement of common stock	(8,926)	(89)			(57,662)	—			(57,751)
Stock-based compensation	—	—	—	—	188,588	—	—	—	188,588
Tax benefits related to stock option exercises	—	—	—	—	545,939	—	—	—	545,939

Balance at December 31, 2009	8,581,396	$85,814	912,300	$9,123	$14,199,345	$(8,675,497)	$12,886,868	$(209,483)	$18,296,170

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2009

2009

Cash flows from operating activities:
Net income	$11,264,057
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income tax	1,849,433
Depreciation and amortization	4,794,696
Stock-based compensation	188,588
Excess tax benefits from stock-based compensation	(545,939)
Other	63,950
Changes in operating assets and liabilities:
Accounts receivable, net	(5,559,960)
Inventories	4,234,671
Prepaid expenses and other assets	293,185
Accounts payable	2,138,753
Accrued expenses and accrued royalties — related party	1,935,168
Income taxes payable	(255,007)
Other long-term liabilities	(239,527)

Net cash provided by operating activities	20,162,068
Cash flows from investing activities:
Purchases of property, plant and equipment	(3,809,229)
Proceeds from disposals of property, plant and equipment	10,050

Net cash used in investing activities	(3,799,179)

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)
Year ended December 31, 2009

2009

Cash flows from financing activities:
Payments on revolving line of credit	$(39,484,542)
Borrowings on revolving line of credit	34,235,909
Checks written in excess of bank balance	(820,496)
Repayment of long-term debt	(225,000)
Dividends paid to shareholders	(4,746,848)
Excess tax benefits from stock-based compensation	545,939
Redemption and retirement of common stock	(57,751)
Cash advances and interest on shareholder note receivables	(805,501)
Issuance of common stock, net of shareholder note receivables	379,220

Net cash used in financing activities	(10,979,070)
Effect of exchange rate changes on cash and cash equivalents	3,747

Net increase in cash and cash equivalents	5,387,566
Cash and cash equivalents at beginning of year	1,853,811

Cash and cash equivalents at end of year	$7,241,377

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$470,176
Income taxes	$4,154,481
Cash received during the year for:
Interest	$8,870
Income taxes	$708,339

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009

NOTE A —	NATURE OF BUSINESS

Ergotron, Inc. (“Ergotron” or the “Company”) designs and manufactures digital display and computer mounting solutions including wall and desk mount arms, desk stands, powered and non-powered mobile carts, pivots and vertical lifts. The Company has manufacturing and warehouse facilities in Minnesota, the Netherlands and the Peoples Republic of China, with sales offices, channel distribution partners and customers throughout the world. Ergotron’s core products are designed with patented Constant Force (CFtm) lift-and-pivot motion technology, and require less user effort to achieve more motion. Ergotron is a global company focused on channel distribution, consumer, and original equipment manufacturer (OEM) business.

NOTE B —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ergotron, Inc. and its majority owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation. Transactions in foreign currencies are translated into United States dollars at the exchange rates at the dates of transactions. Assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate at the balance sheet date. Revenue and expenses are translated at the average foreign exchange rate in effect for the period.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid temporary investments with an original maturity date of three months or less when purchased to be a cash equivalent. Cash and cash equivalents are stated at cost, which approximates market. The Company maintains cash balances in bank deposit accounts that may exceed the limits of, or not be covered by, federal depository insurance. The Company has not experienced any losses in such accounts. Management does not believe the Company is exposed to any significant credit risk related to cash balances. Checks written in excess of bank balances are included in accounts payable. At December 31, 2009, $2,990,061 was held in foreign banks in China, Japan, Canada, France, Germany, the United Kingdom and The Netherlands.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income adjusted for foreign currency translation adjustments and unrealized gain or loss on derivative instruments which is shown in the consolidated statements of changes in stockholders’ equity.

Accounts Receivable

The Company’s accounts receivable are due from customers in a variety of industries. The Company grants credit to customers in the normal course of business, but generally does not require collateral to support the amounts due. Accounts receivable are stated at amounts due from customers net of allowances for doubtful accounts, returns and sales price adjustments. Accounts outstanding longer than the contractual payment terms are considered past due.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. The Company’s uncollectible accounts experience has been within management expectations.

Management estimates the allowances for returns and sales price adjustments at the time of sale based on contractual arrangements and historical experience and makes subsequent adjustments to its estimates as actual returns and price adjustments become known or the amounts are determinable.

Inventories

Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out cost method (FIFO) or the average cost method which approximates FIFO.

Impairment of Long-Lived Assets

The Company policy is that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no events in 2009 indicating an impairment analysis was required to be performed and, accordingly, there were no impairment charges during the year ended December 31, 2009.

Property, Plant and Equipment

The components of property, plant and equipment are carried at cost. For financial reporting purposes, the Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. The estimated useful lives for leasehold improvements are the shorter of the estimated useful life or the related lease term. For tax purposes, the Company employs the most advantageous asset lives and methods of depreciation allowable in the tax jurisdictions that apply to individual assets. In general, depreciation amounts for tax purposes differ from the amounts for financial reporting purposes. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized. The cost of maintenance and repairs is expensed as incurred while significant renewals and betterments are capitalized.

Goodwill

The Company tests recoverability of goodwill annually, or more frequently if impairment indicators arise. The Company has elected to perform its annual tests of goodwill impairment as of December 31 of each year. The Company uses a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. Based on the first phase test, the Company’s fair value exceeds the carrying value, resulting in no goodwill impairment as of December 31, 2009.

Patents

Patents are reported net of accumulated amortization of $2,627,918 as of December 31, 2009. Patents are amortized using the straight-line method over their estimated useful lives of seven years. Patent amortization

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

expense charged to operations was $445,665 in 2009. The weighted-average remaining life of patents is approximately two years. Patent amortization expense for each of the years ending December 31, 2010 through 2011 is expected to be $445,665.

Income Taxes

Income tax amounts in the consolidated financial statements are provided to reflect the tax effects of transactions reported in the consolidated financial statements and consist of both currently payable and deferred income taxes. Deferred income taxes arise from temporary differences between the financial and tax bases of certain assets and liabilities. Temporary differences that result in deferred income taxes include allowance for doubtful accounts, inventory valuation, deferred compensation, stock-based compensation, reserve for warranty costs, accrued legal expenses and depreciation.

Effective January 1, 2009, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognized $1,000,000 of tax benefits for uncertain tax positions on January 1, 2009, as an adjustment to retained earnings. The December 31, 2009 liability for unrecognized tax benefits, not including accrued interest and penalties remained unchanged.

The total amount of interest and penalties recognized during 2009 in the Company’s consolidated statements of operations was $0. The total amount of interest and penalties recognized at December 31, 2009 in the Company’s consolidated balance sheets was $257,000. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

The amount of unrecognized tax benefits is not expected to significantly increase or decrease during the twelve months beginning January 1, 2010.

The Company files income tax returns in the United States federal jurisdiction and in various states and foreign jurisdictions. In most cases, the Company is no longer subject to United States federal, state, and local, or non-United States income tax examination by tax authorities for years before 2006.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss passes to the customer, generally upon shipment of goods, the price is fixed and collectibility is reasonably assured.

Shipping and handling charges billed to customers are included in sales. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in cost of goods sold. Sales and value added taxes are presented on a net basis and excluded from sales.

Warranty

The Company estimates warranty cost at the time of sale based on historical rates and trends and makes subsequent adjustments to its estimates as actual claims become known or the amounts are determinable. The Company had accrued warranties, included in accrued expenses, of $1,400,000 at December 31, 2009.

Product Development and Advertising

Product development and advertising costs are expensed as incurred. Product development costs were $4,847,445 in 2009. Advertising costs were $1,769,769 in 2009.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Stock-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees and non-employees in the consolidated statement of operations based on the fair value at the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the vesting period for all awards, net of an estimated forfeiture rate, resulting in the recognition of compensation expense for only those shares expected to vest. Compensation expense is recognized for all awards over the vesting period to the extent the employees or non-employees meet the requisite service requirements, whether or not the award is ultimately exercised. Conversely when an employee or non-employee does not meet the requisite service requirements and forfeits the award prior to vesting, any compensation expense previously recognized for the award is reversed.

Derivative Instruments and Hedging Activities

The Company accounts for all derivatives, including those embedded in other contracts, to be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The Company has interest rate swap agreements in conjunction with its credit agreement (Note F). The aggregate fair value liability of $144,000 is included in current maturities of other long term liabilities as of December 31, 2009.

Fair Value Measurements

The Company defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that are used by the Company to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities

•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions

The fair value of the Company’s interest rate swap agreements were determined based on Level 2 inputs.

Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company adopted requirements within ASC 855, Subsequent Events, which introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

The Company evaluated its 2009 consolidated financial statements for subsequent events through December 7, 2011 the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements, except for the acquisition of the Company by Nortek on December 17, 2010.

Other New Accounting Pronouncements

Other new accounting pronouncements that became effective during the period from January 1, 2010 to the acquisition date of December 17, 2010 were either not applicable to the Company or were not expected to have a material impact on the Company’s financial condition or results of operations. Subsequent to December 17, 2010, the Company became a wholly owned subsidiary of Nortek and is included in Nortek’s consolidated financial statements.

NOTE C —	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31:

2009

Trade accounts receivable	$29,480,154
Less allowance for doubtful accounts	(33,311)
Less allowance for returns and sales price adjustments	(2,303,410)

Accounts receivable, net	$27,143,433

The Company had three customers each representing ten percent or more of sales for the year ended December 31, 2009 and, in the aggregate, totaling approximately 49% of sales. These customers represent approximately 55% of accounts receivable at December 31, 2009.

NOTE D —	INVENTORIES

Inventories consisted of the following at December 31:

2009

Raw materials and packaging	$2,871,462
Work-in-process	25,450
Finished goods	9,083,091

Total inventories	$11,980,003

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

NOTE E —	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31:

	Estimated Life
	in Years	2009

Land		$655,000
Building and building improvements	10-40	6,161,617
Furniture, office equipment, and leasehold improvements	3-10	2,717,270
Tooling, machinery and equipment	2-10	14,044,492
Computer equipment	3-10	6,762,287
Vehicles	4-5	74,159

Total property, plant and equipment at cost		30,414,825
Less accumulated depreciation and amortization		18,001,163

		$12,413,662

Depreciation expense charged to operations related to property, plant and equipment was $4,343,811 in 2009.

NOTE F —	FINANCING ARRANGEMENTS

The Company’s financing arrangements consisted of the following at December 31:

2009

Long-term obligations:
Mortgage loan, payable in monthly installments of $18,750 through November 2010, plus interest	$3,581,250
Revolving line of credit, variable interest, effective rate of 4.5% at December 31, 2009, due July 31, 2010	4,735,862

8,317,112
Less current maturities of long-term obligations	8,317,112

$—

The Company has a credit agreement with Wells Fargo Bank National Association consisting of a mortgage loan and a revolving line of credit. The credit agreement incorporates security agreements pledging all rights to payment, inventory, and equipment as security for the loans. The mortgage loan is secured by real property located at the Company’s world headquarters in Eagan, Minnesota.

Mortgage Loan

The mortgage loan bears interest at a fluctuating rate equal to daily LIBOR plus 1.75%. At December 31, 2009 the effective interest rate was 1.919%. In conjunction with the mortgage loan, the Company entered into two interest rate swap agreements in the total notional amount of $3,581,250 at December 31, 2009, at a weighted-average fixed rate of 6.66%. These swap agreements have been designated as an interest rate hedge against the floating LIBOR rate associated with the mortgage loan, effectively fixing the mortgage loan at the weighted-average fixed swap rate. The total notional amount of the swap agreements will decrease by $18,750 per month through October 2010, with a final reduction of the balance in November 2010.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Revolving Line of Credit

The revolving line of credit provides for available borrowings of $18,000,000 through January 1, 2010. After January 1, 2010, the available borrowings are reduced to $13,500,000 through July 31, 2010. Interest under the new line of credit is at a fluctuating rate of 2.25% above 30 day LIBOR subject to a minimum interest rate of 4.5%. Borrowings under the line of credit are not limited to any borrowing base calculation. The Company expects to renew its revolving line of credit in 2010 under similar terms and conditions.

All amounts due on the revolving line of credit and long-term obligations may be paid in part or in full at any time prior to maturity without penalty. The interest rate swap agreements if sold or terminated prior to maturity will result in gain or loss to the Company. The credit agreement requires the Company to meet certain financial covenants as defined in the agreement. At December 31, 2009, the Company was in compliance with all covenants and terms of the agreement.

NOTE G —	LEASE COMMITMENTS

Company as Lessee

The Company leases office space, various vehicles and equipment used to conduct business operations, which are accounted for as operating leases. Aggregate monthly rental payments for these leases total approximately $101,000 and expire between February 2010 and February 2014. Rent expense for operating leases was $1,128,284 in 2009.

Approximate future minimum lease payments for operating leases as of December 31, 2009, are as follows:

Year Ending December 31

2010	$822,000
2011	352,000
2012	248,000
2013	201,000
2014	34,000

Company as Lessor

The Company rents office and warehouse space under an operating lease agreement that requires monthly base rental payments to the Company plus the tenant’s pro rata share of real estate taxes and operating costs. Aggregate monthly base rental payments total approximately $12,000 and expire in March 2011. Rental income including the pro rata share of real estate taxes and operating costs was $189,434 in 2009.

Approximate future minimum rental receipts under the lease at December 31, 2009 are as follows:

Year Ending December 31

2010	$148,000
2011	37,000

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

NOTE H —	INCOME TAXES

Income tax expense consisted of the following for the year ended December 31:

2009

Current:
Federal	$2,247,880
State and foreign	1,502,454

Current portion of income tax expense	3,750,334

Deferred:
Federal	1,233,020
State and foreign	121,292

Deferred portion of income tax expense	1,354,312

$5,104,646

A reconciliation of income tax expense to the amount computed using the U.S. federal statutory tax rate of 34% is as follows for the year ended December 31:

2009

Income taxes computed at the statutory rate of 34%	$5,629,047
State and foreign income taxes — net of federal benefit	(555,409)
Excluded foreign income	577
Patent amortization	155,983
Research and development credits	(175,000)
Stock-based compensation	65,391
Other	(15,943)

Total income tax expense	$5,104,646

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Amounts and types of temporary differences creating current and non-current deferred income tax assets and liabilities are as follows at December 31:

2009

Current:
Royalties and compensation	$139,920
Accounts receivable allowances	866,922
Accrued warranty and accounts payable	539,104
Inventory valuation	480,033
Other	(99,225)

Net deferred income tax asset	$1,926,754

Non-current:
Depreciation	$379,145
Net operating losses of foreign subsidiaries	33,998
Amortization	46,263

Net deferred income tax asset	$459,406

NOTE I —	EMPLOYEE RETIREMENT SAVINGS 401(K) PLAN

The Company has established a 401(k) plan for all eligible employees. The plan allows employees to defer up to 100% of compensation subject to the maximum statutory dollar limit. For employees who meet certain eligibility requirements, the Company may contribute to the plan a matching percentage of employee contributions. The Company matching percentage was 50% in 2009. The amount of the Company’s matching contribution is limited to a maximum of three percent of each employee’s eligible compensation, although additional contributions may be made by resolution of the plan’s trustees. Company contributions vest to employees ratably over five years. During a portion of 2009 the Company temporarily suspended the matching contribution. Expense for Company matching contributions and administrative costs related to the employee retirement savings 401(k) plan was $259,187 in 2009.

NOTE J —	STOCK-BASED COMPENSATION

The Company’s 1997 Incentive Stock Option Plan (the “1997 Plan”) provided for the granting of options to both employees and non-employees for the purchase of up to 3,307,642 shares of the Company’s Class A common stock. The 1997 Plan expired in December 2007 and no further options may be granted thereunder. During 2008, the Board of Directors approved the 2008 Incentive Stock Option Plan (the “2008 Plan”) and authorized 500,000 shares for grant under the plan. There were 27,720 shares available for future grant under the 2008 Plan as of December 31, 2009. The 2008 Plan expires in 2018 at which time no further options may be granted under the Plan. Under both plans, the terms of options granted are determined by the Board of Directors, but in no event shall the exercise period exceed ten years from the date of grant. The exercise price is established by the terms of the individual plan agreements and is equal to the fair market value of the stock at the date of grant, as determined by the Board of Directors. Options issued become exercisable over vesting periods ranging from zero to five years as provided in the individual plan agreements. Upon a change in control of the Company, as defined in the Plans, all options outstanding on the date of the change in control become fully exercisable.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Total stock-based compensation for options granted to employees included in operating expense was $188,588 in 2009. As of December 31, 2009, approximately $87,400 of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted-average period of approximately one year.

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes option pricing model in 2009. The following assumptions were used to estimate the fair value of options:

Assumptions:	2009

Expected dividend yield	0%
Expected life	1 year
Expected volatility	30%
Risk-free interest rate	0.33% to 0.66%

The weighted-average fair value of options granted during the year ended December 31, 2009 was $0.25.

A summary of activity related to common stock options is as follows for the year ended December 31, 2009:

		Weighted-
	Number of	Average
	Common Stock	Exercise
	Options	Price

Options outstanding at December 31, 2008	2,966,180	$4.49
Granted	289,800	6.72
Canceled	(107,255)	4.55
Exercised	(1,831,424)	2.50

Options outstanding at December 31, 2009	1,317,301	$4.95

Options exercisable at December 31, 2009	976,626	$4.76

Information regarding weighted-average exercise prices, number of options outstanding, and number of options exercisable as of December 31, 2009, under the stock option plan is as follows:

	Options outstanding		Options exercisable
Range of		Weighted-average		Weighted-average
exercise prices	Number	exercise price	Number	exercise price

$0.46 – $2.52	1,000	$2.52	1,000	$2.52
$3.00 – $3.70	120,750	$3.11	120,750	$3.11
$4.23 – $5.50	917,241	$4.84	768,756	$4.83
$5.76 – $6.35	188,270	$5.78	26,920	$5.78
$6.47 – $8.24	90,040	$6.73	59,200	$6.71

	1,317,301	$4.95	976,626	$4.76

NOTE K —	RELATED PARTY TRANSACTIONS

Royalty and License Agreements

In April 1999, the Company entered into a royalty and license agreement with the majority stockholder of the Company. The Company obtained licenses for the use of patents owned by the majority stockholder until such time as the parties terminate their respective rights under the agreement. In return for the use of the

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

patents, the Company pays royalties to the majority stockholder based on a percentage (0.50% for the first quarter in 2009 and 0.75% for the remaining three quarters in 2009) of net product sales. Royalty fees charged to operations under this royalty agreement were $1,058,863 in 2009. Royalty payments will be based on a percentage of 1.5% of net product sales beginning in the second quarter of 2010.

NOTE L —	LITIGATION

The Company is currently not subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the financial condition or results of operations.

NOTE M —	DEFERRED COMPENSATION AND SALARY ARRANGEMENTS

The Company entered into a Salary Continuation Plan and Agreement with the Company’s founder and former Chairman of the Board of Directors in 2002. Under the terms of that agreement the Company has been obligated to pay to his widow or lineal descendants $20,000 per month and continuing through April 2010 at which time payments under the agreement will cease. In 2005, the Company recognized deferred compensation expense for the present value of the cash payments. Current maturities of other long-term liabilities include $63,986 at December 31, 2009.

NOTE N —	SHAREHOLDER NOTES AND INTEREST RECEIVABLE

During 2009, $8,638,140 was loaned to certain executives of the Company under notes secured by 1,685,233 shares of the Company’s common stock together with all rights related thereto. The notes are due in full on July 23, 2012. Interest at a fixed rate of one percent annually accrues quarterly and the Company retains its security interest and rights regarding note repayment until they are paid in full. At December 31, 2009, the shareholder note and interest receivable was $8,675,497. The amount of interest in 2009 was approximately $37,000.

NOTE O —	DIVIDEND

In October 2009, the Board of Directors of the Company declared a dividend of $0.50 per share payable to shareholders of record on December 18, 2009. Dividends totaling $4,746,848 were paid on December 30, 2009.

NOTE P —	SEGMENT INFORMATION

The Company operates within two reporting segments:

•	The Company’s Branded segment offers digital display mounting and mobility product solutions to the consumer and commercial business markets.

•	The Company’s OEM and original design manufacturer (“ODM”) segment is a leading supplier of stands and lifts to OEM customers who manufacture liquid crystal displays.

The accounting policies of the segments are the same as those described in Note B. The Company evaluates segment performance based on operating income. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. Unallocated assets consist primarily of cash and cash equivalents, income taxes receivable, current and long-term deferred income taxes and certain components of property, plant and equipment and other assets that are used by both segments. Refer to Note Q for a split of U.S. and foreign operations.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Sales, operating income, income before income tax expense, depreciation and amortization expense, and capital expenditures for the Company’s reporting segments for 2009 were as follows:

2009

Net sales:
Branded products	$91,971,825
ODM products	59,380,195

Consolidated net sales	$151,352,020

Operating income:
Branded products	$10,657,021
ODM products	5,879,630

Consolidated operating income	$16,536,651

Depreciation and Amortization Expense:
Branded products	$3,391,915
ODM products	1,402,781

Consolidated depreciation and amortization expense	$4,794,696

Capital expenditures:
Branded products	$2,147,661
ODM products	1,361,505
Unallocated	300,063

Consolidated capital expenditures	$3,809,229

Segment assets for the Company’s reporting segments as of December 31, 2009 were as follows:

2009

Segment Assets:
Branded products	$18,358,272
ODM products	25,924,650

44,282,922
Other unallocated assets(1)	19,398,409

Consolidated assets	$63,681,331

(1)	Includes certain cash, income tax receivables, deferred income taxes, patents, property, plant and equipment and other assets that are used by both segments.

NOTE Q —	GUARANTOR INFORMATION

The Company is wholly-owned by Nortek and the U.S. operations jointly and severally guarantee Nortek’s obligations under the 8.5% Notes. The foreign operations of the Company do not guarantee the 8.5% Notes.

A consolidating balance sheet as of December 31, 2009 and the related statements of operations and cash flows for the year ended December 31, 2009 are reflected below in order to comply with the reporting requirements for guarantor subsidiaries.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Consolidating Balance Sheet as of December 31, 2009

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,251,316	$2,990,061	$—	$7,241,377
Accounts receivable, net	9,589,386	17,554,047	—	27,143,433
Intercompany receivables (payables)	(26,850,047)	26,850,047	—	—
Inventories	8,935,227	3,693,321	(648,545)	11,980,003
Prepaid expenses and other assets	293,782	490,961	—	784,743
Income taxes receivable	522,609	120,750	—	643,359
Deferred income taxes	1,881,099	—	45,655	1,926,754

Total current assets	(1,376,628)	51,699,187	(602,890)	49,719,669

PROPERTY, PLANT AND EQUIPMENT, net	10,859,800	1,553,862	—	12,413,662

OTHER ASSETS
Investment in subsidiaries	9,400,390	—	(9,400,390)	—
Goodwill	—	192,784	—	192,784
Patents, net	891,467	—	—	891,467
Deferred income taxes	419,665	33,998	5,743	459,406
Other assets	4,343	—	—	4,343

Total other assets	10,715,865	226,782	(9,394,647)	1,548,000

	$20,199,037	$53,479,831	$(9,997,537)	$63,681,331

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations	$8,317,112	$—	$—	$8,317,112
Current maturities of other long-term liabilities	207,986	—	—	207,986
Accounts payable	2,416,608	27,694,263	—	30,110,871
Accrued expenses	2,328,823	2,414,721	—	4,743,544
Accrued royalties — related party	313,156	—	—	313,156
Income tax payable	1,164,427	528,065	—	1,692,492

Total current liabilities	14,748,112	30,637,049	—	45,385,161

Stockholders’ equity	5,450,925	22,842,782	(9,997,537)	18,296,170

	$20,199,037	$53,479,831	$(9,997,537)	$63,681,331

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Consolidating Statement of Operations
For the year ended December 31, 2009

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

Sales	$97,583,022	$96,275,238	$(42,506,240)	$151,352,020
Cost of goods sold	58,393,526	81,201,465	(42,549,151)	97,045,840

Gross profit	39,189,496	15,073,773	42,911	54,306,180
Operating expenses	29,026,201	8,743,328	—	37,769,529

Operating income	10,163,295	6,330,445	42,911	16,536,651
Other income (expense):
Interest expense	(402,432)	(13,127)	—	(415,559)
Interest income	37,585	8,642	—	46,227
Other, net	217,334	(15,950)	—	201,384

Income before intercompany charges	10,015,782	6,310,010	42,911	16,368,703
Intercompany charges	(498,755)	498,755	—	—

Income before income tax expense	9,517,027	6,808,765	42,911	16,368,703
Income tax expense	4,012,850	1,078,397	13,399	5,104,646

NET INCOME	$5,504,177	$5,730,368	$29,512	$11,264,057

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2009

Consolidated Statement of Cash Flows
For the year ended December 31, 2009

	U.S.	Foreign
	Operations	Operations		Ergotron
	(Guarantor)	(Non-Guarantor)	Eliminations	Consolidated

Cash Flows from operating activities:
Net cash provided by operating activities	$18,867,061	$1,295,007	$—	$20,162,068

Cash Flows from investing activities:
Purchases of property, plant and equipment	(3,646,725)	(162,504)	—	(3,809,229)
Proceeds from disposals of property, plant and equipment	10,050	—	—	10,050

Net cash used in investing activities	(3,636,675)	(162,504)	—	(3,799,179)

Cash Flows from financing activities:
Payments on revolving line of credit	(39,484,542)	—	—	(39,484,542)
Borrowings on revolving line of credit	34,235,909	—	—	34,235,909
Checks written in excess of bank balance	(820,496)	—	—	(820,496)
Repayment of long-term debt	(225,000)	—	—	(225,000)
Dividends paid to shareholders	(4,746,848)	—	—	(4,746,848)
Excess tax benefits from stock-based compensation	545,939	—	—	545,939
Redemption and retirement of common stock	(57,751)	—	—	(57,751)
Cash advances and interest on shareholder note receivables	(805,501)	—	—	(805,501)
Issuance of common stock, net of shareholder note receivables	379,220	—	—	379,220

Net cash used in financing activities	(10,979,070)	—	—	(10,979,070)

Effect of exchange rate changes on cash and cash equivalents	—	3,747	—	3,747

Net increase in cash and cash equivalents	4,251,316	1,136,250	—	5,387,566
Cash and cash equivalents at beginning of year	—	1,853,811	—	1,853,811

Cash and cash equivalents at end of year	$4,251,316	$2,990,061	$—	$7,241,377

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Ergotron, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Ergotron, Inc. (a Minnesota Corporation) and Subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have nor were we engaged to perform as audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ergotron, Inc. and Subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
December 7, 2011

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
December 31, 2008

2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,853,811
Accounts receivable, net	21,933,671
Inventories	16,214,673
Prepaid expenses and other assets	724,061
Income taxes receivable	919,313
Deferred income taxes	2,295,952

Total current assets	43,941,481
PROPERTY, PLANT AND EQUIPMENT, net	12,947,880
OTHER ASSETS
Goodwill	192,784
Patents, net	1,337,132
Deferred income taxes	1,392,519
Other assets	9,563

Total other assets	2,931,998

$59,821,359

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET — (Continued)
December 31, 2008

2008

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations	$225,000
Current maturities of other long-term liabilities	217,527
Accounts payable	28,790,167
Accrued expenses	2,833,080
Accrued royalties — related party	253,634
Income tax payable	1,227,867

Total current liabilities	33,547,275
LONG-TERM OBLIGATIONS, less current maturities	13,565,745
OTHER LONG-TERM LIABILITIES, less current maturities	229,986
COMMITMENTS AND CONTINGENCIES	—
STOCKHOLDERS’ EQUITY
Class A common stock — $.01 par value; voting — 15,000,000 shares authorized, 6,758,898 shares issued and outstanding	67,589
Class B common stock — $.01 par value; nonvoting — 2,500,000 shares authorized, 912,300 shares issued and outstanding	9,123
Undesignated common stock, $.01 par value — 2,500,000 shares authorized, none issued and outstanding	—
Additional paid-in capital	5,291,578
Retained earnings	7,369,659
Accumulated other comprehensive loss	(259,596)

Total stockholders’ equity	12,478,353

$59,821,359

The accompanying notes are an integral part of this financial statement.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,

	2008	2007

Sales	$145,207,710	$132,243,130
Cost of goods sold	97,536,099	86,560,255

Gross profit	47,671,611	45,682,875
Operating expenses	37,032,156	37,027,152
Litigation costs	8,314,262	338,113

Operating income	2,325,193	8,317,610
Other income (expense):
Interest expense	(742,542)	(436,779)
Interest income	32,692	217,342
Other, net	174,669	80,126

Income before income tax expense	1,790,012	8,178,299
Income tax expense	270,971	2,504,000

NET INCOME	$1,519,041	$5,674,299

The accompanying notes are an integral part of these financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended December 31,

	Class A		Class B		Additional		Other
	Common Stock		Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Total

Balance at December 31, 2006	7,994,017	$79,940	956,882	$9,569	$5,044,231	$13,576,681	$125,014	$18,835,435
Comprehensive income:
Net income	—	—	—	—	—	5,674,299	—	5,674,299
Other comprehensive income (expense):
Currency translation adjustments	—	—	—	—	—	—	259,950	259,950
Net loss interest rate swap agreements, net of tax	—	—	—	—	—	—	(75,000)	(75,000)

Total comprehensive income								5,859,249
Issuance of Class A common stock:
Pursuant to stock option agreements	177,835	1,778	—	—	541,565	—	—	543,343
Acquisition of affiliated company	80,000	800	—	—	439,200	—	—	440,000
Exchange of Class A common stock for Class B common stock	(43,586)	(436)	43,586	436	—	—	—	—
Redemption and retirement of common stock	(1,479,047)	(14,790)	(88,168)	(882)	(1,080,705)	(13,400,362)	—	(14,496,739)
Stock-based compensation	—	—	—	—	97,167	—	—	97,167

Balance at December 31, 2007	6,729,219	67,292	912,300	9,123	5,041,458	5,850,618	309,964	11,278,455
Comprehensive income:
Net income	—	—	—	—	—	1,519,041	—	1,519,041
Other comprehensive income (loss):
Currency translation adjustments	—	—	—	—	—	—	(478,560)	(478,560)
Net loss interest rate swap agreements, net of tax	—	—	—	—	—	—	(91,000)	(91,000)

Total comprehensive income								949,481
Issuance of Class A common stock:
Pursuant to stock option agreements	29,679	297	—	—	83,346	—	—	83,643
Stock-based compensation	—	—	—	—	166,774	—	—	166,774

Balance at December 31, 2008	6,758,898	$67,589	912,300	$9,123	$5,291,578	$7,369,659	$(259,596)	$12,478,353

The accompanying notes are an integral part of these financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2008	2007

Cash flows from operating activities:
Net income	$1,519,041	$5,674,299
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income tax	(2,219,353)	36,579
Depreciation and amortization	4,054,284	3,374,330
Equity in income of unconsolidated affiliate	—	(125,767)
Stock-based compensation	166,774	97,162
Other	(80,857)	(31,015)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable, net	(488,829)	923,553
Inventories	(3,218,497)	(121,258)
Prepaid expenses and other assets	(372,676)	(44,043)
Other assets	42,162	(78,469)
Accounts payable	1,002,960	7,412,371
Accrued expenses and accrued royalties — related party	(2,599,840)	(394,135)
Income taxes payable	356,420	523,190
Other long-term liabilities	(492,783)	(470,770)

Net cash (used in) provided by operating activities	(2,331,194)	16,776,027
Cash flows from investing activities:
Purchases of property, plant and equipment	(4,654,754)	(3,123,951)
Proceeds from disposals of property, plant and equipment	28,692	—
Business acquisition, net of acquired cash, minority interest and excess net assets acquired over purchase price	—	244,556

Net cash used in investing activities	(4,626,062)	(2,879,395)

ERGOTRON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years ended December 31,

	2008	2007

Cash flows from financing activities:
Payments on revolving line of credit	$(96,254,508)	$(3,733,485)
Borrowings on revolving line of credit	97,544,422	12,428,065
Net change in related party note payable	—	(390,790)
Checks written in excess of bank balance	(129,538)	856,675
Repayment of long-term debt	(600,000)	(1,125,000)
Redemption and retirement of common stock	—	(14,496,739)
Issuance of common stock	83,643	983,343

Net cash provided by (used in) financing activities	644,019	(5,477,931)
Effect of exchange rate changes on cash and cash equivalents	(451,642)	62,328

Net (decrease) increase in cash and cash equivalents	(6,764,879)	8,481,029
Cash and cash equivalents at beginning of year	8,618,690	137,661

Cash and cash equivalents at end of year	$1,853,811	$8,618,690

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$644,069	$437,100
Income taxes	$2,482,371	$2,114,775
Cash received during the year for:
Interest	$32,693	$217,342
Income taxes	$177,715	$159,613

The accompanying notes are an integral part of these financial statements.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

NOTE A —	NATURE OF BUSINESS

Ergotron, Inc. (“Ergotron” or the “Company”) designs and manufactures digital display and computer mounting solutions including wall and desk mount arms, desk stands, powered and non-powered mobile carts, pivots and vertical lifts. The Company has manufacturing and warehouse facilities in Minnesota, the Netherlands and the Peoples Republic of China, with sales offices, channel distribution partners and customers throughout the world. Ergotron’s core products are designed with patented Constant Force (CFtm) lift-and-pivot motion technology, and require less user effort to achieve more motion. Ergotron is a global company focused on channel distribution, consumer, and original equipment manufacturer (OEM) business.

NOTE B —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ergotron, Inc. and its majority owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation. Transactions in foreign currencies are translated into United States dollars at the exchange rates at the dates of transactions. Assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate at the balance sheet date.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid temporary investments with an original maturity date of three months or less when purchased to be a cash equivalent. Cash and cash equivalents are stated at cost, which approximates market. The Company maintains cash balances in bank deposit accounts that may exceed the limits of, or not be covered by, federal depository insurance. The Company has not experienced any losses in such accounts. Management does not believe the Company is exposed to any significant credit risk related to cash balances. Checks written in excess of bank balances are included in accounts payable. At December 31, 2008, $1,853,811 was held in foreign banks in China, Japan, Canada, France, Germany, the United Kingdom and The Netherlands.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income adjusted for foreign currency translation adjustments and unrealized gain or loss on derivative instruments which is shown in the consolidated statements of changes in stockholders’ equity.

Accounts Receivable

The Company’s accounts receivable are due from customers in a variety of industries. The Company grants credit to customers in the normal course of business, but generally does not require collateral to support the amounts due. Accounts receivable are stated at amounts due from customers net of allowances for doubtful accounts, returns and sales price adjustments. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007 customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. The Company’s uncollectible accounts experience has been within management expectations.

Management estimates the allowances for returns and sales price adjustments at the time of sale based on contractual arrangements and historical experience and makes subsequent adjustments to its estimates as actual returns and price adjustments become known or the amounts are determinable.

Inventories

Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out cost method (FIFO) or the average cost method which approximates FIFO.

Impairment of Long-Lived Assets

The Company policy is that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no events in 2008 or 2007 indicating an impairment analysis was required to be performed and, accordingly, there were no impairment charges during the years ended December 31, 2008 and 2007.

Property, Plant and Equipment

The components of property, plant and equipment are carried at cost. For financial reporting purposes, the Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. The estimated useful lives for leasehold improvements are the shorter of the estimated useful life or the related lease term. For tax purposes, the Company employs the most advantageous asset lives and methods of depreciation allowable in the tax jurisdictions that apply to individual assets. In general, depreciation amounts for tax purposes differ from the amounts for financial reporting purposes. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized. The cost of maintenance and repairs is expensed as incurred while significant renewals and betterments are capitalized.

Investment in Unconsolidated Affiliate

During 2005, the Company invested in a joint venture resulting in a 25% ownership interest. The Company acquired a controlling interest in the joint venture in July 2007. Prior to acquiring the controlling interest, the Company accounted for its investment in the joint venture in accordance with the equity method. Accordingly, the Company recognized income of $125,767 in 2007 for the Company’s share of joint venture operating results.

Goodwill

The Company tests recoverability of goodwill annually, or more frequently if impairment indicators arise. The Company has elected to perform its annual tests of goodwill impairment as of December 31 of each year. The Company uses a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. Based on the first phase test, the

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

Company’s fair value exceeds the carrying value, resulting in no goodwill impairment as of December 31, 2008 and 2007.

Patents

Patents are reported net of accumulated amortization of $2,182,253 as of December 31, 2008. Patents are amortized using the straight-line method over their estimated useful lives of seven years. Patent amortization expense charged to operations was $445,665 in 2008 and 2007. The weighted-average remaining life of patents is approximately three years. Patent amortization expense for each of the years ending December 31, 2009 through 2011 is expected to be $445,665.

Income Taxes

Income tax amounts in the consolidated financial statements are provided to reflect the tax effects of transactions reported in the consolidated financial statements and consist of both currently payable and deferred income taxes. Deferred income taxes arise from temporary differences between the financial and tax bases of certain assets and liabilities. Temporary differences that result in deferred income taxes include allowance for doubtful accounts, inventory valuation, deferred compensation, stock-based compensation, reserve for warranty costs, accrued legal expenses and depreciation.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.” FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgement with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Company files income tax returns in the United States federal jurisdiction and in various states and foreign jurisdictions. In most cases, the Company is no longer subject to United States federal, state, and local, or non-United States income tax examination by tax authorities for years before 2005.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss passes to the customer, generally upon shipment of goods, the price is fixed and collectibility is reasonably assured.

Shipping and handling charges billed to customers are included in sales. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in cost of goods sold. Sales and value added taxes are presented on a net basis and excluded from sales.

Warranty

The Company estimates warranty cost at the time of sale based on historical rates and trends and makes subsequent adjustments to its estimates as actual claims become known or the amounts are determinable. The Company had accrued warranties, included in accrued expenses, of $575,000 at December 31, 2008.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

Product Development and Advertising

Product development and advertising costs are expensed as incurred. Product development costs were $5,053,569 and $5,253,047 in 2008 and 2007, respectively. Advertising costs were $1,338,136 and $1,432,400 in 2008 and 2007, respectively.

Stock-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees and non-employees in the consolidated statement of operations based on the fair value at the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the vesting period for all awards, net of an estimated forfeiture rate, resulting in the recognition of compensation expense for only those shares expected to vest. Compensation expense is recognized for all awards over the vesting period to the extent the employees or non-employees meet the requisite service requirements, whether or not the award is ultimately exercised. Conversely when an employee or non-employee does not meet the requisite service requirements and forfeits the award prior to vesting, any compensation expense previously recognized for the award is reversed.

Derivative Instruments and Hedging Activities

The Company accounts for all derivatives, including those embedded in other contracts, to be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The Company has interest rate swap agreements in conjunction with its credit agreement (Note G). The aggregate fair value liability of $166,000 is included in other long-term liabilities as of December 31, 2008.

Fair Value Measurements

The Company defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that are used by the Company to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities

•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions

The fair value of the Company’s interest rate swap agreements were determined based on Level 2 inputs.

Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

NOTE C —	ACQUISITION OF AFFILIATE

In 2005, the Company entered into a joint venture agreement with Min Aik Technology Company Ltd (MAT) to form International Capital Holding Co., Ltd. (ICH) for the purpose of achieving low-cost manufacturing capabilities in The Peoples Republic of China for the manufacture of the Company’s products. Initially, the Company owned a 25% interest in ICH. On December 16, 2006, the Board of Directors of the Company approved a plan to acquire an additional 26% percent ownership in ICH in exchange for 80,000 shares of the Company’s Class A Common Stock. The purchase was completed in July 2007, which resulted in the Company owning a 51% controlling interest in ICH. The value of the stock as established by the Board of Directors on the date of the acquisition was $5.50 per share for a total price of $440,000. The Company’s Board of Directors approved a plan to acquire the remaining 49% of ICH in exchange for cash of $3,000,000, which was completed in December 2007. Upon the acquisition of the remaining ownership in the joint venture entity, the Company terminated the joint venture agreement with MAT. The acquisition of ICH gives the Company greater control over the manufacturing process and cost structure, and improves the strategic value of the Company’s supply chain.

Prior to acquiring the controlling interest in ICH, the Company had invested $775,000 in the joint venture and recorded income using the equity method totaling $125,767 for the six-month period ended June 30, 2007 for its 25% share of the joint venture’s annual operating results. The Company has been consolidating ICH’s financial information since July 2007.

The Company purchased finished goods and tooling totaling $22,965,124 from the joint venture during the six months ended June 30, 2007.

The 2007 acquisitions were accounted for as a step acquisition under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The purchase price was allocated as follows:

Cash	$3,400,066
Accounts receivable (due from the Company)	13,746,023
Inventories	1,899,364
Other assets and property and equipment	1,819,612
Liabilities assumed	(16,307,666)
Less value of Company’s previous 25% interest	(1,039,829)

Net assets acquired and contributed	3,517,570
Less gain realized on acquisition	(77,570)

Total merger purchase price	$3,440,000

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

NOTE D —	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31, 2008:

2008

Trade accounts receivable	$23,944,212
Less allowance for doubtful accounts	(33,285)
Less allowance for returns and sales price adjustments	(2,327,635)

Net trade accounts receivable	21,583,292
Other accounts receivable	350,379

Accounts receivable, net	$21,933,671

The Company had three customers each representing ten percent or more of sales for the year ended December 31, 2008 and, in the aggregate, totaling approximately 48%. These customers represent approximately 21% of accounts receivable at December 31, 2008.

NOTE E —	INVENTORIES

Inventories consisted of the following at December 31, 2008:

2008

Raw materials and packaging	$6,241,518
Work-in-process	82,922
Finished goods	9,890,233

Total inventories	$16,214,673

NOTE F —	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2008:

	Estimated Life
	in Years	2008

Land		$655,000
Building and building improvements	10-40	6,161,617
Furniture, office equipment, and leasehold improvements	3-10	2,720,442
Tooling, machinery and equipment	2-10	10,799,144
Computer equipment	3-10	6,664,732
Vehicles	4-5	74,159

Total property, plant and equipment at cost		27,075,094
Less accumulated depreciation and amortization		14,127,214

		$12,947,880

Depreciation expense charged to operations related to property, plant and equipment was $3,603,398 in 2008 and $2,922,330 in 2007.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

NOTE G —	FINANCING ARRANGEMENTS

The Company’s financing arrangements consisted of the following at December 31, 2008:

2008

Long-term obligations:
Mortgage loan, payable in monthly installments of $18,750 through November 2010, plus interest	$3,806,250
Revolving line of credit, variable interest, effective rate of 1.65% at December 31, 2008, due July 31, 2010	9,984,495

13,790,745
Less current maturities of long-term obligations	225,000

$13,565,745

The Company has a credit agreement with Wells Fargo Bank National Association consisting of a mortgage loan and a revolving line of credit. The credit agreement incorporates security agreements pledging all rights to payment, inventory, and equipment as security for the loans. The mortgage loan is secured by real property located at the Company’s world headquarters in Eagan, Minnesota.

Mortgage Loan

The mortgage loan bears interest at a fluctuating rate equal to daily LIBOR plus 1.75%. At December 31, 2008 the effective interest rate was 1.885%. In conjunction with the mortgage loan, the Company entered into two interest rate swap agreements in the total notional amount of $3,806,250 at December 31, 2008, at a weighted-average fixed rate of 6.66%. These swap agreements have been designated as an interest rate hedge against the floating LIBOR rate associated with the mortgage loan, effectively fixing the mortgage loan at the weighted-average fixed swap rate. The total notional amount of the swap agreements will decrease by $18,750 per month through October 2010, with a final reduction of the balance in November 2010.

Revolving Line of Credit

The revolving line of credit provided for available borrowings of up to $22,500,000 through January 1, 2009 at which time maximum available borrowings under the line decreased to $18,000,000. As of December 31, 2008, the Company had approximately $12,500,000 of available borrowings. At the Company’s option, borrowings under the revolving line of credit bear interest at a fluctuating rate equal to 0.75% below the prime rate, at a fluctuating rate equal to 1.4% above daily LIBOR, or at a fixed rate per annum of 1.4% above a monthly LIBOR rate in effect on the first day of an applicable fixed rate term of one to twelve months. In March 2009, the Company replaced the line of credit with a new revolving line of credit with available borrowings of $18,000,000 through January 1, 2010. After January 1, 2010, the available borrowings are reduced to $13,500,000 through July 31, 2010. Interest under the new line of credit is at a fluctuating rate of 2.25% above 30 day LIBOR subject to a minimum interest rate of 4.5%. Borrowings under both the old and the new line of credit are not limited to any borrowing base calculation.

Prior to December 2007, the Company had a revolving line of credit limited to maximum borrowings of $6,500,000. The amount of available borrowings were subject to a borrowing base restriction based on advance rates of eligible accounts receivable and inventory. At the Company’s option, borrowings under the revolving line of credit bore interest at a fluctuating rate equal to 0.5% below the prime rate, at a fluctuating rate equal to 1.5% above daily LIBOR or at a fixed rate per annum of 1.5% above a monthly LIBOR rate in effect on the first day of an applicable fixed rate term of one to twelve months.

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

Term loan

The term loan was paid in full during 2008. The term loan was payable in equal monthly payments of $75,000 plus interest at 30-day LIBOR plus 1.75%. At December 31, 2007 the effective interest rate was 6.605%. In conjunction with the term loan, the Company entered into an interest rate swap agreement in the notional amount of $375,000 at December 31, 2007 at a fixed rate of 5.93%, which had been designated as an interest rate hedge against the floating LIBOR rate associated with the term loan, effectively fixing the rate on a portion of the term loan that is equal to the notional amount of the swap at the swap rate. Under the terms of the swap agreement the notional amount equaled the principal balance of the term loan at December 31, 2007 and decreased by $75,000 per month thereafter in order to coincide with the scheduled principal balance of the term loan through its maturity.

All amounts due on the revolving line of credit and long-term obligations may be paid in part or in full at any time prior to maturity without penalty. The interest rate swap agreements if sold or terminated prior to maturity will result in gain or loss to the Company. The credit agreement requires the Company to meet certain financial covenants as defined in the agreement. At December 31, 2008, the Company was in default of two of the financial covenants. In March 2009, the Company and the bank amended the terms of the credit agreement in which the bank granted a waiver of the defaults. Management believes that the Company will remain in compliance with all covenants and terms of the agreement as amended.

Future maturities of long-term obligations at December 31, 2008 were as follows:

Year Ending December 31

2009	$225,000
2010	13,565,745

Total future maturities of long-term obligations	$13,790,745

NOTE H —	LEASE COMMITMENTS

Company as Lessee

The Company leases office space, various vehicles and equipment used to conduct business operations, which are accounted for as operating leases. Aggregate monthly rental payments for these leases total approximately $112,000 and expire between February 2009 and March 2013. Rent expense for operating leases was $1,428,123 and $961,834 in 2008 and 2007.

Approximate future minimum lease payments for operating leases as of December 31, 2008, are as follows:

Year Ending December 31

2009	$1,033,000
2010	845,000
2011	187,000
2012	71,000
2013	4,000

Company as Lessor

The Company rents office and warehouse space under an operating lease agreement that requires monthly base rental payments to the Company plus the tenant’s pro rata share of real estate taxes and operating costs. Aggregate monthly base rental payments total approximately $12,000 and expire in March 2009. Rental

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007 income including the pro rata share of real estate taxes and operating costs was $190,963 and $184,460 in 2008 and 2007.

Approximate future minimum rental receipts under the lease at December 31, 2008 are $36,000:

NOTE I —	INCOME TAXES

Income tax expense (benefit) consisted of the following for the year ended December 31:

	2008	2007

Current:
Federal	$1,217,293	$2,321,573
State and foreign	1,273,031	145,848

Current portion of income tax expense	2,490,324	2,467,421

Deferred:
Federal	(1,969,929)	36,427
State and foreign	(249,424)	152

Deferred portion of income tax expense (benefit)	(2,219,353)	36,579

	$270,971	$2,504,000

A reconciliation of income tax expense to the amount computed using the U.S. federal statutory tax rate of 34% is as follows for the year ended December 31:

	2008	2007

Income taxes computed at the statutory rate of 34%	$600,168	$2,780,622
State and foreign income taxes — net of federal benefit and change in valuation allowance	(278,394)	(3,372)
Excluded foreign income	(57,469)	(278,974)
Patent amortization	151,526	151,526
Research and development credits	(299,522)	(122,000)
Stock-based compensation	56,703	(159,843)
Other	97,959	136,041

Total income tax expense	$270,971	$2,504,000

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

Amounts and types of temporary differences creating current and non-current deferred income tax assets and liabilities are as follows at December 31:

2008

Current:
Royalties and compensation	$175,556
Accounts receivable allowances	879,686
Accrued warranty and accounts payable	1,020,869
Inventory valuation	484,109
Other	(264,268)

Net deferred income tax asset	$2,295,952

Non-current:
Deferred compensation	$85,694
Depreciation	(106,019)
Accounts payable	1,314,127
Net operating losses of foreign subsidiaries	42,390
Amortization	56,327

Net deferred income tax asset	$1,392,519

Management established a valuation allowance for net operating losses of a foreign subsidiary at December 31, 2007 as the realization of the related future tax benefits was uncertain. During 2008, the nature of the business activities of the subsidiary changed resulting in the lapse of any future tax benefit of the losses under the laws of the applicable tax jurisdiction.

NOTE J —	EMPLOYEE RETIREMENT SAVINGS 401(K) PLAN

The Company has established a 401(k) plan for all eligible employees. The plan allows employees to defer up to 100% of compensation subject to the maximum statutory dollar limit. For employees who meet certain eligibility requirements, the Company may contribute to the plan a matching percentage of employee contributions. The Company matching percentage was 50% in 2008 and 2007. The amount of the Company’s matching contribution is limited to a maximum of three percent of each employee’s eligible compensation, although additional contributions may be made by resolution of the plan’s trustees. Company contributions vest to employees ratably over five years. Expense for Company matching contributions and administrative costs related to the employee retirement savings 401(k) plan was $406,262 in 2008 and $389,196 in 2007.

NOTE K —	STOCK-BASED COMPENSATION

The Company’s 1997 Incentive Stock Option Plan (the “1997 Plan”) provided for the granting of options to both employees and non-employees for the purchase of up to 3,307,642 shares of the Company’s Class A common stock. The 1997 Plan expired in December 2007 and no further options may be granted thereunder. During 2008, the Board of Directors approved the 2008 Incentive Stock Option Plan (the “2008 Plan”) and authorized 500,000 shares for grant under the plan. There were 316,180 shares available for future grant under the 2008 Plan as of December 31, 2008. The 2008 Plan expires in 2018 at which time no further options may be granted under the Plan. Under both plans, the terms of options granted are determined by the Board of Directors, but in no event shall the exercise period exceed ten years from the date of grant. The exercise price is established by the terms of the individual plan agreements and is equal to the fair market value of the stock at the date of grant, as determined by the Board of Directors. Options issued become exercisable over vesting

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007 periods ranging from zero to five years as provided in the individual plan agreements. Upon a change in control of the Company, as defined in the Plans, all options outstanding on the date of the change in control become fully exercisable.

Total stock-based compensation for options granted to employees included in operating expense was $153,636 in 2008 and $84,018 in 2007. As of December 31, 2008, approximately $168,000 of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted-average period of approximately two years.

Prior to the Company’s adoption of SFAS 123R on January 1, 2006, the Company granted 37,190 options to outside parties during fiscal year 2005 which remain outstanding at December 31, 2008. The Company records compensation expense based on the fair value of these options within operating expenses upon the vesting of the optioned shares. During fiscal years 2008 and 2007, the Company recorded compensation expense of $13,138 and $13,144. As of December 31, 2008 these options have been fully expensed and no further compensation expense will be recognized in future years.

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes option pricing model in 2008 and 2007. The following assumptions were used to estimate the fair value of options:

Assumptions:	2008	2007

Expected dividend yield	0%	0%
Expected life	2 years	3 years
Expected volatility	30%	30%
Risk-free interest rate	1.5% to 2.5%	3.9% to 4.8%

The weighted-average fair value of options granted during the years ended December 31, 2008 and 2007 were $1.07 and $1.75, respectively.

A summary of activity related to common stock options is as follows for the years ended December 31:

		Weighted-
	Number of	Average
	Common Stock	Exercise
	Options	Price

Outstanding at December 31, 2006	3,115,721	$4.29
Granted	67,608	5.54
Canceled	(93,880)	4.24
Exercised	(177,835)	3.06

Outstanding at December 31, 2007	2,911,614	4.39
Granted	186,860	5.79
Canceled	(102,615)	4.72
Exercised	(29,679)	2.82

Options outstanding at December 31, 2008	2,966,180	4.49

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007

Information regarding weighted-average exercise prices, number of options outstanding, and number of options exercisable as of December 31, 2008, under the stock option plan is as follows:

	Options outstanding		Options exercisable
Range of		Weighted-average		Weighted-average
exercise prices	Number	exercise price	Number	exercise price

$0.46-$2.52	227,474	$1.80	227,474	$1.80
$3.00-$3.70	302,300	$3.07	297,900	$3.07
$4.23-$5.50	2,223,046	$4.83	1,660,028	$4.82
$5.76-$6.35	213,360	$5.78	7,456	$5.76

	2,966,180	$4.49	2,192,858	$4.27

NOTE L —	RELATED PARTY TRANSACTIONS

Royalty and License Agreements

In April 1999, the Company entered into a royalty and license agreement with the majority stockholder of the Company. The Company obtained licenses for the use of patents owned by the majority stockholder until such time as the parties terminate their respective rights under the agreement. In return for the use of the patents, the Company pays royalties to the majority stockholder based on a percentage (0.75% in 2008 and 2007) of net product sales. Royalty fees charged to operations under this royalty agreement were $1,083,153 in 2008 and $993,039 in 2007.

NOTE M —	LITIGATION

In July 2006, a patent infringement suit was filed against the Company and three of its customers in United States District Court for the Eastern District of Texas. The Company has agreed to indemnify the three customers for costs and damages. In November 2008, the suit was heard by a jury which delivered a damages awarded in favor of the plaintiff. The Company’s Consolidated Statements of Operations includes costs of $8,314,262 for the damages and defense costs in 2008, and $338,113 in 2007.

Except as noted in the above paragraph, the Company is currently not subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the financial condition or results of operations.

NOTE N —	DEFERRED COMPENSATION AND SALARY ARRANGEMENTS

The Company entered into a Salary Continuation Plan and Agreement with the Company’s founder and former Chairman of the Board of Directors in 2002. Under the terms of that agreement the Company has been obligated to pay to his widow or lineal descendants $20,000 per month and continuing through April 2010 at which time payments under the agreement will cease. In 2005, the Company recognized deferred compensation expense for the present value of the cash payments. Current maturities of other long-term liabilities include $217,527 at December 31, 2008.

NOTE O —	STOCK REDEMPTION

In October 2007, the Board of Directors approved a plan to repurchase stock of the Company for up to an aggregate purchase price of $30,000,000 at $9.25 per share. The Company engaged an independent specialist to determine the estimated fair value of the Company on a fully-diluted, controlling-interest basis in determining the purchase price per share. The Company provided a disclosure document and stock tender offer to all eligible shareholders in October 2007. Eligible shareholders consisted of shareholders of record as well

ERGOTRON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2008 and for the years ended December 31, 2008 and 2007 as vested option holders at the close of business on October 26, 2007. In addition, additional shareholders who were not shareholders of record on October 26, 2007 but subsequently acquired stock in private purchases were allowed to participate, provided the shareholder executed and delivered to the Company a waiver of notice period and all other documents required by the Company for the repurchase. The Company established November 28, 2007 as the final date for shareholders to deliver executed stock sale agreements to the Company. Option holders who wished to sell were also required to exercise options and render payment for the full exercise price by that date. As a result, the Company repurchased and retired a total of 1,567,215 shares of common stock totaling $14,496,739 in 2007. There was no stock redemption activity in 2008.

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Ergotron, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Ergotron, Inc. (a Minnesota Corporation) and Subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ergotron, Inc. and Subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
April 29, 2009

NORTEK, INC.

Offer to Exchange

$500,000,000 aggregate principal amount of its 8.5% Senior Notes due 2021, the issuance of which has been registered under the Securities Act of 1933, as amended,

for

any and all of its outstanding 8.5% Senior Notes due 2021.

PROSPECTUS